Manulife

20 25

Annual Report

Manulife
Financial
Corporation

Who *We Are*

At Manulife, our purpose is to **make decisions** *easier* **and lives** *better* for our more than 37 million customers around the world.

As a leading global financial services company with a global footprint, our purpose connects everything we do – from informing our strategic priorities, to guiding the decisions we make every day that will help to define the future we all share.

We have a resilient foundation built on the strength of our global franchise and the scale of our business. We are also recognized as one of the world's top-10 life insurers by market capitalization[1].

And our success is underpinned by a winning team and culture built on colleague well-being, learning, recognition, and innovation, powered by industry leadership in artificial intelligence (AI). We're not just keeping pace – we're setting the standard, earning us top recognitions such as the Gallup Exceptional Workplace Award, World's Best Companies by Time, Canada's Top 100 Employers from Mediacorp Canada Inc., and the number one life insurer for AI maturity and responsible innovation from Evident AI.

2025 marked a new chapter for Manulife with Phil Witherington appointed President and CEO. The launch of our refreshed enterprise strategy was a key milestone in this new chapter. Grounded in global megatrends that will shape the future of insurance and wealth and asset management, our strategy leverages our strengths and will help us achieve high quality, sustainable growth for the long term.

And we are moving with urgency. Throughout the year, we undertook various initiatives and strategic investments – including targeted acquisitions – that strengthened our ability to deliver on our new and elevated strategic priorities. As a result, we achieved robust core earnings per share and insurance new business growth while empowering our customers to live longer and healthier lives.

At a Glance

37M+
Customers

37,000+
Colleagues

106,000+
Agents

Named one of the
World's Best Companies by TIME

$350 million
Committed to the Manulife Longevity Institute through 2030

Trusted legacy & diversified global footprint

135+
years in our home market of Canada

125+
years in Asia, with a presence in 14 markets across the region

160+
years in the U.S. as John Hancock

25
markets across the globe are home to Manulife's operations

1 Based on market capitalization as at December 31, 2025. Source: Bloomberg.

Our *Ambition*

In 2025, we introduced a bold new ambition that is at the centre of our refreshed enterprise strategy: **to be the** *number one choice* **for customers.**

Winning Team & Culture

Championing a customer-first culture and investing in next generation skills

- TIME's World's Best Companies 2025
- Forbes's World's Best Employers and World's Top Companies for Women 2025
- 2025 Gallup Exceptional Workplace Award

Diversified Business Portfolio

Driving a balanced, diversified business model that fuels future growth

- Top 3 Pan-Asian life insurer[2]
- First international life insurer to establish an office in the Dubai International Financial Centre for high-net-worth customers
- Strategic Investments:
  - Comvest Credit Partners – expanding our private credit and alternative investment capabilities
  - Schroders Indonesia – strengthening our position as the largest asset manager in Indonesia[3]
  - Joint venture with Mahindra – entering the India life insurance market[4]

Empowering Customer Health, Wealth, and Longevity

Becoming the most trusted partner in health, wealth, and financial well-being

- Fortune's 2025 Change the World List – John Hancock Vitality Program
- Asia Consumer Insurance Awards 2025 – Health Insurer of the Year
- Forbes' 2025 World's Best Life Insurance Companies List

AI-powered Organization

Continuously deploying AI to improve experiences, reimagine how we work, and create value

- Evident AI Index – #1 in life insurance for AI maturity and top 5 across the insurance industry overall
- Hong Kong Business Technology Excellence Awards 2025
- APAC's Gen AI Leader of the Digital Insurance Awards 2025

Superior Distribution

Making it easier for customers to buy, advisors to sell, and partners to grow

- Renewed our bancassurance partnership in the Philippines with China Banking Corporation (Chinabank), extending our exclusive partnership until 2039
- Partnered with M3 Financial Group to deliver Affinity Mortgage Protection Plan product through M3's Canada-wide broker network, beginning with advisors in British Columbia. The initiative strengthens our position in offering mortgage protection within Canada's housing market
- Expanded our U.S. wholesaling team, pursuing more targeted growth strategies and accelerating our penetration within the U.S. high-net-worth and mass affluent markets, contributing to strong new business growth in 2025
- Enhanced the Manulife iFUNDS platform in Singapore, empowering advisors to deliver more personalized and insightful financial guidance

---

2 Based on annualized premium equivalent sales (APE sales). For more information on APE sales, see "Non-GAAP and Other Financial Measures" in our Management Discussion & Analysis (MD&A) below.

3 The acquisition of PT Schroder Investment Management Indonesia is subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. See "Caution regarding forward-looking statements" in our MD&A below.

4 The joint venture with Mahindra & Mahindra Ltd. is subject to the receipt of regulatory approvals. See "Caution regarding forward-looking statements" In our MD&A below.



> "As we execute, our focus is on *delivering sustainable, long-term* growth while improving customer outcomes *for generations to come*. It is an exciting time, and there is so much to look forward to."

Fellow *Shareholders*

2025 was a defining year for Manulife, with record core earnings, targeted strategic investments, and the launch of our refreshed strategy. Our team seamlessly transitioned to our next chapter against the backdrop of continued global geopolitical and macroeconomic uncertainty. There is much to be proud of, and we're energized by the opportunities ahead.

Our Performance and Momentum

We were proud to deliver strong financial performance with record core earnings, impressive growth in new business across all of our insurance segments, and robust cash generation that enabled us to flexibly deploy capital, returning $5.4 billion to you, our shareholders, while continuing to support our growth trajectory.

We also strengthened our diversified portfolio this year with the acquisition of Comvest Credit Partners, our agreement to acquire Schroders

Indonesia, and our agreement to establish a joint venture with Mahindra & Mahindra to enter the life insurance market in India.

And we deployed AI sales enablement solutions across nine markets and multiple business lines in all four operating segments. This work has delivered measurable results and meaningful impact for our customers, colleagues, and distribution partners, and we've been recognized by Evident AI as the number one life insurer for AI maturity and responsible innovation.

But most importantly, this year we defined our commitment to health, wealth, and financial well-being for our more than 37 million customers around the world. With product innovation across our segments and the launch of the Manulife Longevity Institute, we will continue to advance community impact and actionable insights on health because longevity isn't only about how long you live, but the quality of life that is in those years.

Entering Manulife's New Chapter

For me personally, I'll look back fondly on this year as we successfully entered a new chapter for Manulife with my

appointment as President and CEO. As I've settled into my new role, I'm incredibly grateful for the support of my predecessor, Roy Gori, our entire Board of Directors, Executive Leadership Team, and our team around the world who have embraced new challenges and helped to carry continuity throughout this transition.

In my first 100 days I was fortunate to visit many of our offices in Canada, the U.S., Asia, and Europe — and to meet with thousands of colleagues, partners and investors. These engagements renewed my confidence in what I already knew to be true: our people and culture are our greatest strengths, and we have so much to be proud of following our successful transformation in recent years. But we must remain nimble.

The world around us is changing rapidly: heightened market volatility, global economic uncertainty, increasing consumer digital expectations, and intensifying competition for top talent and distribution are rapidly reshaping the economy and our industry.

We are well-positioned for this reality, and we're prepared to take decisive action to stay ahead.

We are diversified by business and geography and have industry-leading AI capabilities, top-quartile employee engagement, and diverse distribution channels. Combined with our top-tier, innovative insurance capabilities, global wealth and retirement businesses, and a strong presence across high-growth markets in Asia, as well as more mature — but important — markets in North America, we are well-positioned to benefit from mega-trends, such as anticipated record levels of intergenerational wealth transfer, the growing relevance of mega-economies to the future, and low insurance penetration rates across the globe.

Introducing a Refreshed Enterprise Strategy

What I took away from those early days helped to shape our leadership team's thinking as we reviewed our strategy to refine our short- and long-term ambitions. In November 2025, we announced our refreshed strategy that introduces a new ambition to be the number one choice for customers and articulates five new and elevated strategic priorities, which you can read about on page 1 of this report, enabled by digital-first integrated platforms, capital strength, financial discipline and long-term vision, and strong risk and governance.

This strategy responds to the new realities and demands of a fast-changing world and positions us to capture opportunities for the next decade and beyond — enabling Manulife to become the leading global life insurance and asset management company.

Our leadership team, with the support of the Board of Directors, made a conscious decision to move at pace in both refreshing our enterprise strategy, and delivering important milestones that provide for both near- and long-term success. We had the confidence to strategically deploy capital inorganically, bringing Comvest Credit Partners into the Manulife family, we launched the Manulife Longevity Institute with a $350M commitment, and we moved quickly on our ambition to enter the India insurance market. Our decision to set a clear, specific strategic priority of being an AI powered organization reflects our belief in the transformational potential of new intelligent technologies, and that embracing it – rather than resisting it – positions Manulife to deliver the best possible outcomes for our stakeholders.

As we execute, our focus is on delivering sustainable, long-term growth while improving customer outcomes for generations to come. It is an exciting time, and there is so much to look forward to.

Thank You, and Looking Ahead

It is a true honour to serve as Manulife's President and CEO. Leading such an iconic company with a long history, I feel a real sense of duty to each of you and to all of our customers and communities. Thank you for the trust you place in us to help secure your future.

I would also like to thank our Board Chair, Don Lindsay, and our Board of Directors for their continued support of our team and refreshed strategy. And to the Executive Leadership Team, thank you for taking on the challenge of building the future of life insurance and asset management — I'm grateful for your partnership.

To the 106,000 distribution partners and 37,000 colleagues who make our success possible — thank you for your hard work and dedication. I have enjoyed meeting many of you at events and in the halls this year. Your insights have helped to shape our exciting next steps and I'm proud to be on your team.

We enter 2026 from a position of strength, remaining focused on executing our new and elevated strategic priorities. While geopolitical and macroeconomic uncertainty remains, I am optimistic that our continued focus on disciplined execution, our diversified business, and our winning team and culture position us well to seize the opportunities ahead. Our company has led through changing geopolitical and macroeconomic dynamics for generations, and our expertise in risk management remains at the forefront of our long-term decision making.

Looking ahead, I am confident in our ability to not only achieve our targets, but also drive high quality, sustainable growth for years to come. All the while, we will continue to deliver on our commitment to making lives better for you, our valued shareholders and customers, and for those in our communities around the world.

Sincerely,

Phil Witherington
President and CEO



Fellow *Shareholders*

As I reflect on my three years as Chair of the Board, it remains an incredible privilege to serve Manulife and our shareholders around the world. In a year marked by global uncertainty, elevated geopolitical risk, and rapid technological change, the company drew on its strong history, diversified global footprint and financial strength, to navigate this environment with the resilience and adaptability expected of a leading global financial institution.

A year of meaningful progress

In 2025, we delivered record core earnings, continued to grow our global customer base, and saw strong growth in new business value across our franchises.

We continued to execute our disciplined approach to capital allocation, returning $5.4 billion to shareholders through dividends and common share buybacks and annoucing a 10.2% increase to our dividend per common share.

The Board also supported a number of strategic investments that further strengthened Manulife's competitive position and expanded the capabilities offered to customers worldwide. This included approving the execution of the strategic acquisition of Comvest Credit

Partners to expand our capabilities in private credit, and agreeing to establish a joint venture with Mahindra & Mahindra to enter the life insurance market in India. These initiatives contributed to reinforcing Manulife's global position and advancing its strategic objectives.

Underpinning these results is the refreshed enterprise strategy, outlining five strategic priorities that build on the organization's strengths, and positions us well to be the number one choice for customers. The Board is fully aligned with this ambition and remains focused on empowering leadership to execute with speed, clarity, and discipline.

Leadership for Manulife's next chapter

A defining moment this year was the appointment of Phil Witherington as President and Chief Executive Officer. Phil is a strategic and forward-thinking leader who has already made a significant impact, and the Board has complete confidence in his leadership and ability to drive the execution of our refreshed strategy.

The Board remains deeply committed to providing steady oversight through this pivotal period. With Phil at the helm, Manulife is well-prepared to accelerate digital transformation, deepen customer relationships, and unlock value across its global portfolio.

Expanding board expertise

As part of our disciplined approach to board succession planning, we welcomed two exceptional directors in 2025 whose diverse expertise and perspectives will be critical to Manulife's long-term success:

- **Nancy Carroll** brings more than 40 years of experience as a leading legal advisor to Canadian and global insurance and reinsurance companies, banks, and their boards. A former Partner in the Financial Services Group and Head of the National Insurance and Reinsurance Group at McCarthy

Tétrault LLP, she offers deep expertise on complex regulatory, M&A, transactional, compliance, governance, and strategic matters.

- **John Montalbano** is an accomplished wealth and asset management executive and former senior executive at Royal Bank of Canada, having previously served as Chief Executive Officer of RBC Global Asset Management and Vice Chair of RBC Wealth Management. He is currently Principal of Tower Beach Capital Ltd., and serves on the board of the Canada Pension Plan Investment Board, as well as on several corporate and not-for-profit boards.

Together, these appointments strengthen the Board and further enhance the quality of our discussions. We remain committed to supporting our new directors as they help advance Manulife's strategic priorities and long-term performance.

Positioned for the future

We reflect on 2025 with pride, while recognizing the work that lies ahead. The Board remains confident that the organization's strategy, leadership team, and global talent strongly enable it to capture opportunities in an increasingly complex macroenvironment, and build a stronger, more customer-focused organization.

Thank you

I extend my sincere thanks to Phil and the Executive Leadership Team for their leadership throughout this year, and to my fellow Board members for their unwavering focus on strong governance.

To our customers and shareholders, and teams around the world — thank you for your trust, and continued support.

Sincerely,

Don Lindsay
Board Chair



Customers

We are an AI-powered, customer-centric market leader working to drive the change customers demand. By harnessing our strengths across innovative products, diversified distribution platforms, cutting-edge digital solutions, and strategic partnerships, we are focused on one clear goal: to be the most trusted partner for customers' health, wealth, and financial well-being.

Asia segment

- Agreed to establish a strategic collaboration with global healthcare company Bupa International Limited that aims to expand customer access to a more robust and integrated healthcare network in Hong Kong.

- Launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore and the Philippines, aimed at empowering customers to take charge of their health and well-being.

- Hosted Asia's inaugural Manulife Longevity Symposium in Singapore and the Philippines, reinforcing our commitment to advancing Asia's longevity movement.

Canada segment

- Became the first insurer in Canada to offer access to GRAIL's Galleri® multi-cancer early detection test to eligible Manulife Vitality program members at a discount in partnership with Medcan.

- Partnered with Maven Clinic to provide 24/7 personalized support to eligible group members for their most important life stages including fertility, maternity, parenting, and menopause.

- Launched a simplified specialized lending suite of products in Manulife Bank to streamline the lending experience for advisors serving high-net-worth clients and business owners.

U.S. segment

- Expanded our U.S. life insurance portfolio with new product offerings, including a hybrid indexed UL (universal life) solution offering more flexible living benefits as well as an accumulation survivorship indexed UL product.

- Enhanced underwriting efficiency by partnering with Munich Re Life US to leverage *alitheia*, its AI-driven risk assessment platform, to raise instant underwriting decision eligibility from US$3 million to US$5 million.

- Premiered the *Longer. Healthier. Better.* – Leaders in Longevity documentary series, featuring leading voices in medicine and longevity research offering practical insights designed to help Americans enhance their quality of life as they age.

Global Wealth & Asset Management Segment

- Expanded retirement plan offerings in the U.S. with the launch of FutureStep™ and FutureChoice™, two fully digital, AI-enabled retirement plan solutions that enhance our capabilities and market presence and offer superior user experience.

- Introduced new investment products and solutions to help our clients achieve better financial outcomes through the Manulife CQS Multi-Asset Credit Fund in Canada and the enhanced iFUNDS digital platform in Singapore; the latter is the first to provide clients with a consolidated view of their investments.

- Partnered with U.S. segment to introduce exclusive health and wellness offers to more than 3 million plan participants in U.S. Retirement, including access to GRAIL's Galleri® multi-cancer early detection test to eligible participants, reinforcing our commitment to longevity.



Colleagues

At the core of our success are the people around the world who bring our culture to life every day.

As one of the world's top employers[5], we believe in fostering a culture where gratitude and recognition fuels engagement, and where every colleague feels connected and valued. Equally important is the spirit of giving and volunteering, which underpins our legacy and brings our colleagues together, connects us to our local communities, and reinforces our shared sense of purpose.

At a Glance



822,000+
Podium recognitions among colleagues

96%
Global Engagement Survey participation

Nearly **50,000**
hours volunteered by colleagues in 2025



90th
percentile for employee engagement relative to Gallup's financial and insurance industry benchmark

$8.8 million
in total colleague and corporate-matched donations in 2025

5 Forbes World's Best Employers 2025.

Community



At Manulife, our Impact Agenda is an always-on commitment to drive better outcomes for our customers, our communities, and the world we share.

We believe collective action can accelerate change and, by collaborating with like-minded partners, we can make a meaningful impact. In 2025, we brought our commitment to health, well-being, and longevity to life across our markets, and received top rankings for our sustainability efforts:

- **Launched the Manulife Longevity Institute**, a global research, thought leadership, innovation, advocacy, and community partnership platform. Through this platform, we are investing $350 million through 2030 to help people live longer, healthier, and more financially secure lives.

- **Partnered with BC Parks Foundation's PaRx** program to support a national nature prescription program that helps Canadians improve their health by spending more time in nature.

- **Released the inaugural Longevity Preparedness Index** in collaboration with the MIT AgeLab, unveiling a new benchmark for U.S. adults' readiness to live well as they age.

- **Announced the Innovating for Asia's Demographic Future Challenge** in partnership with the World Economic Forum's Uplink platform and named 10 longevity-focused winners who are supporting financial resilience, healthy aging, and lifelong fulfillment across Asia.

- Manulife's **ESG rating was upgraded by MSCI from AA to AAA**, the highest possible rating, recognizing our strong governance and proactive management of sustainability-related risks.

- **Top-quartile recognition** in Standard & Poor's Corporate Sustainability Assessment rating.





Shareholders

We delivered strong financial performance in 2025, with record core earnings driven by strength in our high-growth businesses, Asia and Global Wealth and Asset Management, and double-digit growth in insurance new business results[6].

These results reflect our continued focus on driving long-term, sustainable growth for our shareholders. We enter 2026 from a position of strength and are confident in our ability to achieve our 2027 and medium-term targets.

By the Numbers

Net income attributed to shareholders	Core earnings[7]	Annualized premium equivalent sales	New business contractual service margin[8]
$5.6 Billion	**$7.5 Billion**	**$9.7 Billion**	**$3.8 Billion**

AUMA[9]	ROE	Core ROE[10]	
$1.7 trillion	**12.0%**	**16.5%**	

Total shareholder return on Toronto Stock Exchange-listed shares

1-year	3-year	5-year
17.7%	**137.9%**	**181.2%**

6 Represents double-digit growth in each of APE sales, new business contractual service margin and new business value.

7 Core earnings is a Non-GAAP financial measure. For more information on Non-GAAP and Other Financial Measures, see "Non-GAAP and Other Financial Measures" in our MD&A below.

8 New business CSM is net of NCI.

9 Assets under management and administration (AUMA) is a Non-GAAP financial measure. For more information on Non-GAAP and Other Financial Measures, see "Non-GAAP and Other Financial Measures" in our MD&A below. AUMA includes total invested assets of $0.5 billion and segregated funds net assets of $0.5 billion as at December 31, 2025.

10 Core Return on Equity (ROE) is a Non-GAAP ratio. For more information on Non-GAAP and Other Financial Measures, see "Non-GAAP and Other Financial Measures" in our MD&A below.

Caution regarding forward-looking statements

From time to time, Manulife Financial Corporation ("MFC") makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to possible share buybacks, the Company's strategic priorities and targets, its medium-term financial and operating targets, the probability and impact of the Life Insurance Capital Adequacy Test ("LICAT") scenario switches, the anticipated benefits of the acquisitions of Comvest Credit Partners ("Comvest") and PT Schroder Investment Management Indonesia ("Schroders Indonesia"), our entry into the Indian insurance market and its anticipated benefits, the anticipated benefits and value derived from the use of AI, future premium increases, and exposure limit estimates for our property and casualty reinsurance business, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative of any thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; the anticipated benefits of the Comvest Credit and Schroders Indonesia acquisitions; the receipt of regulatory approvals and satisfaction of closing conditions for the Schroders Indonesia acquisition; the receipt of regulatory approvals for entering into the Indian insurance market and the anticipated benefits of such entry; our ability to execute our digital plans and to deploy future digital use cases and derive value from AI; receipt of regulatory approval from the Toronto Stock Exchange for our new normal course issuer bid, and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors", "Critical Actuarial and Accounting Policies" and in the "Risk Management" note to the Annual Consolidated Financial Statements as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of February 11, 2026 and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Table of Contents

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") is current as of February 11, 2026.

1. Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services provider, headquartered in Toronto, Canada. Anchored in our ambition to be the number one choice for customers, we operate as Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions and retirement plan members worldwide. At the end of 2025, we had more than 37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. At the end of 2025, we had $1.7 trillion (US$1.2 trillion) in assets under management and administration[1], including total invested assets of $0.5 trillion (US$0.3 trillion), and segregated funds net assets of $0.5 trillion (US$0.3 trillion). We trade as 'MFC' on the Toronto, New York, and Philippine stock exchanges, and under '945' on the Hong Kong stock exchange.

Our reporting segments are:

- Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
- Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
- U.S. – providing life insurance products and insurance-based wealth accumulation products as well as having an in-force long-term care insurance business and an in-force annuity business.
- Global Wealth and Asset Management ("Global WAM") – providing innovative investment solutions to our retail, retirement, and institutional clients around the world under the Manulife Wealth & Asset Management brand.
- Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); our Property and Casualty ("P&C") Reinsurance business; and run-off reinsurance operation.

In this document, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries. The term "MLI" means The Manufacturers Life Insurance Company and its subsidiaries.

Enterprise Strategy

In November 2025, we announced our refreshed enterprise strategy as summarized below:



Purpose: Decisions made easier. Lives made better.
Ambition: Be the #1 choice for customers.
STRATEGIC PRIORITIES
Winning Team and Culture
Champion a customer-first culture and invest in next generation skills
Diversified Business Portfolio
Drive a balanced, diversified business model that fuels future growth
Empowering Customer Health, Wealth, and Longevity
Become the most trusted partner in health, wealth, and financial well-being
AI-powered Organization
Continuously deploy AI to improve experiences, reimagine how we work, and create value
Superior Distribution
Make it easier for customers to buy, advisors to sell, and partners to grow
ENABLERS
Digital-first Integrated Platforms
Deliver connected experiences through digital-first unified platforms for sales and servicing
Capital Strength, Financial Discipline, Long-term Vision
Fuel long-term growth with robust capital and financial discipline, and flawless execution
Risk & Governance
Maintain resilience through strong risk controls and governance models
VALUES
Obsess about customers
Do the right thing
Think big
Get it done together
Share your humanity
Own it
Customers
Colleagues
Shareholders/ Investors
Community

1 This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

Strategic Priorities and Progress Update

We are well-positioned to make significant progress on our refreshed strategy to achieve sustainable long-term growth. Throughout 2025, we undertook various initiatives that equipped us to deliver on our new and elevated strategic priorities as outlined below.

Winning Team and Culture
Champion a customer-first culture and invest in next generation skills. **Focus areas:** • Build a sustainable growth culture that drives customer focus, innovation and speed • Elevate colleague experience where all colleagues can grow, lead and thrive • Drive inclusion across our workplace • Continue to strengthen our value proposition and position Manulife as a magnet for top talent

Winning Team and Culture builds on the strong foundation of colleague engagement, performance, and inclusion, and supports our priority to champion a customer-first culture and invest in next generation skills.

For the sixth year in a row, we have achieved a top quartile employee engagement rank.[1]

2025 Highlights
- Included for the first time in the TIME World's Best Companies (2025) list, which encompassed 1,000 global organizations. The assessment focused on three key dimensions: employee satisfaction, revenue growth, and sustainability transparency.
- Awarded the 2025 Gallup Exceptional Workplace Award for the third year in a row, which specifically recognized us for our progressive policies, competitive compensation and benefits, training and career development opportunities, and a flexible working approach that demonstrates our commitment to wellness.
- Recognized by Forbes as one of the World's Best Employers for the sixth consecutive year, as one of the World's Top Companies for Women, and included on their list of the World's Best Life Insurance Companies for the first time.
- Recognized globally across various markets by a number of leading organizations:
  ◦ Winner of the "Best Companies to Work for in Asia Award" by HR Asia in seven of our Asia markets;
  ◦ Recognized by MediaCorp as one of Canada's Top 100 Employers, Greater Toronto's Top Employers, and Canada's Top Employers for Young People for the fifth year in a row;
  ◦ Named one of Canada's Most Admired Corporate Cultures by Waterstone for the fifth time;
  ◦ John Hancock was included on Fortune's 2025 Change the World list for our industry-leading Vitality Program, marking us as the only life insurer acknowledged; and
  ◦ Won Gold in all three categories of the inaugural Racial D&I Employers Award Scheme from Hong Kong's Equal Opportunities Commission: Racial Equity in Hiring Award, Inclusive Workplace Award, and Community Engagement Award.

Diversified Business Portfolio
Drive a balanced, diversified business model that builds on our strong foundation to fuel high-quality, sustainable growth across all our segments, through organic and inorganic opportunities. **Focus areas:** • In Asia, deliver distribution excellence and holistic customer solutions • In Global WAM, deliver superior outcomes for customers • In Canada, build on our momentum and deepen customer relationships across life, health, and wealth solutions • In the U.S., strategically target high growth areas via our differentiated solutions

We continue to drive a diversified business model that strives to deliver high quality sustainable growth across all segments. Asia and Global WAM segments remain as high-growth businesses, but we also plan to invest in our Canada and U.S. segments, having demonstrated our ability to deliver attractive new business performance in recent years. While the North American markets are more mature, opportunities for profitable growth remain, which supports our goal of sustaining and growing scale in these markets as a globally diversified organization.

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[1] Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup's Finance and Insurance Company level database.

2025 Highlights

- In Asia, we continued to expand our geographical presence and strengthen our market reach:
  - Agreed to establish a 50:50 life insurance joint venture with Mahindra & Mahindra Ltd. ("Mahindra"), an existing partner through our asset management joint venture, to enter the India insurance market.[1] This partnership will expand our global footprint and position us to grow across one of the world's largest economies, delivering long-term value; and
  - Became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to high-net-worth ("HNW") customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of HNW and ultra-HNW individuals in the region.
- In Global WAM, we executed several initiatives to drive sustainable growth opportunities and deliver comprehensive investment solutions:
  - Acquired 75% of Comvest Credit Partners ("Comvest"), a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date.[2] The acquisition will enhance our private credit capabilities and create a comprehensive platform by aligning Comvest and Manulife's existing senior credit team.[3] By leveraging Comvest's investment philosophy and expertise, we can offer clients expanded access to differentiated private credit strategies;
  - Entered into an agreement to acquire PT Schroder Investment Management Indonesia ("Schroders Indonesia"), strengthening our position as the largest asset manager in Indonesia. It will enable us to deliver enhanced value to our clients and stakeholders by leveraging the firm's local expertise and client relationships[4]; and
  - Successfully closed the Manulife Infrastructure Fund III, L.P., raising over US$5.5 billion from existing and new investors. This milestone reflects the continued strength of our North American mid-market infrastructure strategy and our commitment to meeting investor needs for alternative solutions through strategic expansion of our product offerings.
- In Canada, we expanded solutions for Canadians and their families to meet their wealth and protection needs:
  - Launched a simplified specialized lending suite of products in Manulife Bank to streamline the lending experience for advisors serving HNW clients and business owners. This emphasizes our focus on removing friction, enhancing clarity, and delivering smarter, faster, and more personalized solutions for advisors and customers; and
  - Introduced an enhanced online life and health insurance application form that reduces complexity, accelerates medical data collection, and shortens processing times through adaptive questioning and streamlined workflows, transforming the digital experience for advisors. These efficiencies strengthen our competitiveness in the mass market segment and support our ambition of delivering scalable digital offerings.
- In the U.S., we delivered strong new business growth by strengthening our distribution model and diversifying our portfolio with new offerings and enhancements, including:
  - An accumulation survivorship indexed universal life product, John Hancock's first offering in this product category;
  - A new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process; and
  - A new variable universal life insurance solution with improved fund selection and index loans.

Empowering Customer Health, Wealth, and Longevity

Become the most trusted partner in health, wealth, and financial well-being.

Focus areas:
- Through product innovation, digital solutions and partnerships, further enhance our differentiated value propositions and generate sustained value for our customers, colleagues, and the communities where we live and work
- Continue to support global research, thought leadership, advocacy, and community investment, contributing to longer, healthier, and more financially secure lives for our stakeholders

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With global megatrends, such as the widening retirement and health protection gaps as global populations live longer, there is significant opportunity to create shared value solutions and drive positive outcomes across customer lifespans. Leveraging our market-leading behavioural insurance capabilities in the U.S., we will expand our expertise globally to enhance customer outcomes, as well as provide advice, guidance, and investment solutions to our wealth and asset management customers. In Asia, we aim to provide innovative health solutions across the region, while in Canada, we intend to scale a digital health ecosystem across our businesses, creating a unified platform for access to care. In the U.S., we seek to continue to leverage our expertise in the wellness and longevity economy.

We launched the Manulife Longevity Institute, a global platform for research, thought leadership, innovation, advocacy and community partnerships. Through this unified platform, we are investing $350 million through 2030 to help people live longer, healthier, and more financially secure lives.

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1   Subject to the receipt of regulatory approvals. See "Caution regarding forward-looking statements" above.

2   Assets under management ("AUM") is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

3   See "Caution regarding forward looking statements" above.

4   Subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. See "Caution regarding forward looking statements" above.

2025 Highlights

- We further leveraged our strategic partnership with GRAIL and launched various initiatives across our segments, including expanded access to the Galleri® multi-cancer early detection test to eligible Manulife *Vitality* program members in Canada and to eligible plan participants in U.S. Retirement.
- In Asia, we continued to enhance our health, wealth, and longevity propositions to meet the evolving needs of customers seeking better health and wellness outcomes:
  - Agreed to establish a strategic collaboration with Bupa International Limited, a global healthcare company, to create a more robust and integrated healthcare network for our customers. By combining the strengths of both organizations, this collaboration in Hong Kong aims to expand customer access to high-quality care while enhancing convenience, value, and affordability through integrated healthcare solutions and personalized support throughout their healthcare journey;
  - Launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore and the Philippines. ManulifeMOVE empowers customers to take charge of their health and well-being, with key enhancements including differentiated and expanded benefits across preventive health services, medical and assistive care, cancer care support, health and well-being coaching, fitness and wellness experiences, and community engagement;
  - Hosted Asia's inaugural Manulife Longevity Symposium in Singapore and the Philippines, reinforcing our commitment to advancing Asia's longevity movement. The symposiums brought together over 1,400 healthcare experts, industry leaders, academics, customers and partners to address the challenge of living not just longer, but better, covering topics such as health and longevity innovations, and financial well-being; and
  - Delivered enhanced health service coverage and expanded access to cross-border healthcare in Hong Kong. We launched a cross-border Cancer Drug Support Service through our partnership with one of the leading healthcare service providers in the China Greater Bay Area. In addition, we broadened select Manulife Hong Kong and Macau health insurance product coverage to over 38,000 hospitals in mainland China and introduced hospitalization credit services at more than 800 hospitals in mainland China, enabling patients to receive treatment without upfront payments.
- In Global WAM, we released our second annual global Financial Resilience and Longevity study. With insights drawn from retirement plan members across all regions, our report outlined tailored steps for each generation and highlighted how retirement plan providers, sponsors, and advisors can support better financial outcomes across people's lifespans.
- In Canada, we:
  - Enhanced the Manulife *Vitality* program and introduced additional resources and incentives for managing and preventing diabetes, the extension of travel rewards to all members, the addition of ŌURA as a key rewards partner, and new collaborations offering tools that span nutrition, fitness, mental health, and personalized medicine; and
  - Partnered with Maven Clinic, the world's largest virtual clinic for women's and family health[1], to offer eligible Group Benefits members 24/7 virtual access to personalized support during some of their most important stages of life, including fertility, maternity, parenting, and menopause. This initiative addresses critical care gaps that impact women's health and workforce participation.
- In the U.S., we advanced our mission to help our customers live longer, healthier, and better lives:
  - Empowered eligible John Hancock Vitality members with early detection technology and resources to proactively manage their health, including access to Function Health's technology and health screening tools, and access to continuous glucose monitoring technology and dietitian support; and
  - Released the first-of-its-kind Longevity Preparedness Index – developed in collaboration with the MIT AgeLab, to deliver actionable insights on what it means to prepare well for living longer, and build on our brand awareness in the longevity space.

AI-powered Organization

Continuously deploy AI to improve experiences, reimagine how we work, and create value.

Focus areas:
Key to our strategy is the disciplined deployment of AI underpinned by our responsible AI principles. We will continue to drive growth through three horizons:

- Operational efficiency: We are optimizing many of our manual processes to improve efficiency and enhance customer experience
- Improved outcomes: We are delivering transformative new capabilities to drive further productivity, grow our top-line, and accelerate decision making through new data sources and real time insights
- Enabling growth: We are exploring opportunities to innovate with AI-based products and business models, and new sources of data

Our AI transformation continued to deliver meaningful impact, as we embed AI across our businesses. As of December 31, 2025, we had 91 use cases in production and another 121 in development. Notably, Manulife was ranked first among life insurers and

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[1] Maven Clinic, Meet Maven, 2024.

top five overall in the inaugural Evident AI Insurance Index[1], underscoring our leadership in AI maturity and responsible innovation.

Building on this momentum, we are progressing toward a proprietary Agentic AI Platform – a foundational element of our enterprise AI strategy. This approach seeks to make it easier to manage and coordinate AI tools across different systems by enabling our teams to share ideas, work and code across markets, so we can roll out AI faster and more consistently. Additionally, it includes automated checks to make sure all AI models meet strict safety and risk standards, streamlining parts of our AI governance process and making it more effective.

2025 Highlights

- Enterprise-wide:
  - We deployed GenAI sales enablement solutions across nine markets and multiple business lines in all four operating segments, delivering measurable results, accelerating information access and elevating client interactions. These GenAI-powered solutions empowered agents, advisors and distribution partners with personalized engagement insights, automated email drafting, and real-time coaching to drive sales performance; and
  - ChatMFC is a core productivity platform for Manulife, delivering enterprise-wide value since we achieved 100% global workforce coverage[2] including contingent workers. Throughout 2025, ChatMFC has seen major feature rollouts such as integration with key knowledge bases, as well as implementation of document upload and end-to-end translation capabilities. With strong adoption and continuous innovation, ChatMFC is driving cultural and operational transformation across the organization, becoming a tool our colleagues lean on to make their work easier, better, and faster.
- In Asia, we:
  - Launched advanced AI-enabled agency tools across the region to enhance sales support and improve customer experience. In Indonesia, Singapore and Japan, we rolled out AI assistants to provide faster access to product and policy information and streamline administrative tasks. In Hong Kong, we launched AI Sales Pro – a GenAI-powered tool that helps agents identify top sales opportunities, craft personalized customer solutions, and access critical know-how to drive business performance; and
  - Rolled out VOICE in Singapore and Japan, a multi-signal dashboard that includes call trend analysis, net sentiment scores, topic trends and deep dive insights from call center transcripts. VOICE utilizes GenAI to categorize data, find correlations, and customize insights by analyzing near real-time trends from customer interactions. These insights help us to better understand customer sentiment and key interests, enhance services, improve training, and identify opportunities to better deliver value to our customers.
- In Global WAM, we:
  - Incorporated a suite of AI-powered research tools to enhance investment analysis for our public markets investment research teams. By integrating internal and external data into actionable insights, we streamline our research process, accelerate decision-making, and empower our investment professionals to focus on driving value for our clients;
  - Launched an AI-powered sales enablement solution in U.S. Retirement, delivering real-time insights and personalized content to enhance our sales operations and productivity, improve our sales close ratio, and drive revenue growth. This reduced the time spent on information searches and tripled the number of sales opportunities compared with 2024; and
  - Expanded our retirement plan offerings with the launch of FutureStep™ and FutureChoice™ in the U.S., two fully digital retirement plan solutions that enhance our capabilities and market presence. These new offerings improve user experience by integrating AI and streamlining both client onboarding and participant access.
- In Canada, we:
  - Introduced an innovative GenAI tool in our Individual Insurance business that automatically generates personalized communications to advisors by analyzing historical data and identifying available opportunities. This tool enables our internal sales team to deliver timely, relevant, and actionable messages to drive meaningful interactions and enhance collaboration with advisors; and
  - Launched a GenAI-powered coaching tool for Licensed Insurance Advisor ("LIA") supervisors in our Affinity business that evaluates customer service calls, generating insights that allow supervisors to provide LIAs with more effective, timely, and targeted feedback to enhance customer service and sales outcomes.
- In the U.S., we:
  - Partnered with Munich Re Life US to enhance underwriting efficiency through *alitheia*, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process; and
  - Deployed GenAI capabilities to improve outcomes in our in-force Long Term Care ("LTC") insurance business, including further enhancements to automated claims processing and predictive analytics to detect and reduce fraud, waste and abuse.

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[1] The Evident AI Index for Insurance assesses AI maturity across 30 of the most prominent insurance companies in North America and Europe, measuring progress across four key categories: Talent, Innovation, Leadership, and Transparency.

[2] Figure excludes mainland China. A refactored version of ChatMFC has been deployed and is available to all employees in our mainland China life insurance joint venture.

Superior Distribution
Make it easier for customers to buy, advisors to sell, and partners to grow.
Focus areas: • Expand our presence across distribution channels and invest in AI tools to help us reach more customers and deliver frictionless experiences for our customers • Further expand professional and digitally enabled agency force in applicable markets • Enhance distribution partnerships with new and differentiated solutions

In order to sustain a balanced portfolio and fuel sustainable growth, we will continue to invest in making it easier for customers to buy and advisors to sell our products, and also expand our partnerships with new and differentiated solutions.

In Asia, we expect to further grow and enhance our agency and bank distribution channels, expand health offerings, and accelerate our HNW leadership on the basis of continued structural trends that support long-term growth, driven by an aging population, gaps in health, protection and retirement savings, and the rise of middle-income households.

In Global WAM, we have great momentum with a diversified investor base, a robust distribution network and strong capabilities, and we are investing to continue delivering strong returns and positive experiences for our customers.

In Canada, we are accelerating our digital transformation that deepens our penetration in the mass market and further strengthens our Group Benefits business.

In the U.S. we continue to leverage our strong brand and trusted relationships with distributors, to deliver sustained scale by broadening our offerings and expanding our customer base, including within the U.S. HNW and mass affluent customer segments.

In 2025, we continued to expand our reach through our diversified distribution platforms and advanced strategic partnerships, such as the renewal of our bancassurance partnership with China Banking Corporation ("Chinabank") in the Philippines and the new partnership with Bank of China (Hong Kong) ("BOCHK") with a flagship fund launch. In addition, we continued to integrate AI and digital capabilities into our business solutions to more effectively reach our customers and improve their experience.

2025 Highlights
• In Asia, we continued to broaden our reach and leverage strategic partnerships through our diversified distribution platforms to accelerate growth:
  ◦ Renewed our bancassurance partnership in the Philippines with Chinabank, extending our exclusive partnership until 2039. This strategic partnership, which started in 2007, solidifies the two organizations' shared commitment to providing holistic life, wealth, and health solutions for the long-term financial security of Filipino families; and
  ◦ Continued to build on our high-quality agency force at scale by improving agent capabilities and capacities across the agency value chain. Our strategy is focused on quality recruitment, digital and AI tools, and robust learning and development initiatives. This includes the launch of Manulife Business Academy, which collaborates with globally accredited training partners to enhance skills in financial planning, recruitment, and leadership. These efforts have contributed to a 23% year-over-year increase in our annual Million Dollar Round Table ("MDRT") membership[1], positioning us as having the third largest MDRT members globally, while agency productivity[2] for 2025 rose by 17% compared with 2024.
• In Global WAM, we:
  ◦ Enhanced the Manulife iFUNDS platform, making it the first integrated digital wealth solution in Singapore that offers advisors a unified view of clients' Unit Trust and Investment-Linked Plan ("ILP") holdings. By integrating these into a single platform and incorporating AI-powered ILP analytics capabilities, the enhancements streamline portfolio oversight, accelerate transaction execution, and empower advisors to deliver more personalized and insightful financial guidance; and
  ◦ Entered a strategic partnership with BOCHK to launch our flagship Global Multi-Asset Diversified Income Fund to customers in Hong Kong and Malaysia. The collaboration leverages the firm's distribution capabilities and our asset management expertise to provide customers with comprehensive wealth management solutions.
• In Canada, we:
  ◦ Partnered with M3 Financial Group ("M3") to offer our Affinity Mortgage Protection Plan through M3's Canada-wide broker network, beginning with advisors in British Columbia. Our licensed advisors work directly with M3's mortgage clients to guide them through the process of purchasing the mortgage protection coverage they need, enabling M3's brokers to focus on servicing their core business. This initiative strengthens our position in mortgage protection by offering more accessible, trusted protection in Canada's housing market; and
  ◦ Launched an end-to-end digital travel insurance platform that modernizes the distributor experience and simplifies the purchasing process for Canadians and their families.

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[1] MDRT membership awarded based on prior year production.
[2] This refers to Asia agency annualized premium equivalent ("APE") sales per active agents.

- In the U.S., we enhanced our distribution footprint by expanding our wholesaling team, pursuing more targeted growth strategies and accelerating our penetration within the U.S. HNW and mass affluent markets, contributing to the strong new business growth in 2025.

Financial and Strategic Targets

Below is a summary of our 2025 results against our 2025, 2027 and medium-term targets:

	2025	2024	Targets[1]	
			2027	Medium-term
Core return on common shareholders' equity ("core ROE")[2],[3]	**16.5%**	16.2%	18%+	
Remittances ($ billions)[4]	$ **6.4**	$ 7.0	$22+ cumulative	
Diluted core earnings per common share ("core EPS") growth[2],[3]	**8%**	10%		10% to 12%
Expense efficiency ratio[2]	**44.8%**	44.8%		<45%
New business contractual service margin ("new business CSM") growth[2]	**28%**	32%		15 %
Contractual service margin ("CSM") balance growth[2]	**16%**	3%		8% to 10%
Financial leverage ratio[2],[3]	**23.9%**	24.0%		25 %
Common share core dividend payout ratio[2],[3]	**42%**	42%		35% to 45%

	2025	2024	Targets[1]		
			2025	2027	Medium-term
Core earnings contribution from highest potential businesses[2],[3],[5]	**75%**	68%	75%		
Core earnings contribution from LTC insurance and variable annuities ("VA") businesses[2],[3]	**9%**	10%	<15%		
Straight-through-processing ("STP")[6]	**90%**	89%	88%		
Net promoter score ("NPS")	**27**	27		37	
Core earnings contribution from Asia region[2],[3]	**47%**	41%		50%	
Employee engagement (quartile)[7]	**1st**	1st			1st
5-year Total Shareholder Return (quartile)[8]	**2nd**	1st			1st
Corporate Sustainability Assessment (quartile)[9]	**1st**	1st			1st

[1] See "Caution regarding forward-looking statements" above.

[2] Core ROE, core EPS, expense efficiency ratio, financial leverage ratio, common share core dividend payout ratio, core earnings contribution from highest potential businesses, core earnings contribution from LTC insurance and VA businesses, and core earnings contribution from Asia region are non-GAAP ratios. CSM and new business CSM are net of non-controlling interest ("NCI"). Percentage growth / declines in CSM net of NCI, new business CSM, and core EPS are stated on a constant exchange rate basis and are non-GAAP ratios. See "Non-GAAP and Other Financial Measures" below for more information.

[3] 2024 metrics were updated to align with the presentation of Global Minimum Taxes in 2025. See the "Global Minimum Taxes" section below for more information.

[4] 2024 to 2025 cumulative remittances were $13.4 billion, compared with our target of $22 billion+ for 2024 to 2027. For more information on this metric, see "Non-GAAP and Other Financial Measures" below.

[5] Highest potential businesses include Asia segment, Global WAM segment, Canada Group Benefits and North American behavioural insurance products.

[6] Straight-through-processing represents customer interactions that are completely digital, and includes money movement.

[7] As compared to global financial services companies and insurance peers.

[8] As compared to our performance peer group. Refer to Manulife's most recent Management Information Circular for information on our performance peer group. Rankings as at December 31 of each respective year.

[9] Based on Standard & Poor's Corporate Sustainability Assessment rating.

We have achieved our 2025 target on core earnings contribution from highest potential businesses, and exceeded the 2025 targets on core earnings contribution from LTC insurance and VA businesses, and STP.

In addition, we continued to make solid progress on our 2027 targets:
- We generated 47% in core earnings contribution from Asia region (a combination of our Asia segment and Asia wealth and asset management) in 2025, and remain committed to meeting our 2027 target of delivering 50% in core earnings contribution from the Asia region.
- We achieved an NPS score of 27, in line with 2024.

Details of our performance on the financial targets are provided below.

Profitability

Profitability

As at and for the years ended December 31,

($ millions, unless otherwise stated)		**2025**		2024
Net income (loss) attributed to shareholders	$	**5,572**	$	5,385
Core earnings[(1),(2)]	$	**7,521**	$	7,182
Diluted earnings (loss) per common share ($)	$	**3.07**	$	2.84
Core EPS ($)[(2)]	$	**4.21**	$	3.85
Return on common shareholders' equity ("ROE")		**12.0%**		12.0%
Core ROE		**16.5%**		16.2%
Expense efficiency ratio		**44.8%**		44.8%
General expenses	$	**4,901**	$	4,859
Core expenses[(1)]	$	**7,096**	$	6,899

[(1)] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

[(2)] 2024 core earnings and core EPS have been updated to align with the presentation of Global Minimum Taxes ("GMT") in 2025. See the "Global Minimum Taxes" section below for more information.

Our net income attributed to shareholders was $5.6 billion in 2025 compared with $5.4 billion in 2024. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $7.5 billion in 2025 compared with $7.2 billion in 2024, and items excluded from core earnings of $1.9 billion of net charges in 2025 compared with net charges of $1.8 billion[1] in 2024. The effective tax rate on net income (loss) attributed to shareholders was 14% in 2025 compared with 17% in 2024 primarily due to jurisdictional mix of earnings coupled with one-time tax benefits and tax true-ups in both years.

Net income attributed to shareholders increased $0.2 billion in 2025 compared with 2024, primarily due to growth in core earnings and the impact of reinsurance transactions in 2025 compared with 2024, partially offset by a higher charge from market experience. The RGA U.S. Reinsurance Transaction[2] resulted in a net loss attributed to shareholders of $0.7 billion[3] in 2025 compared with a combined net loss attributed to shareholders of $0.9 billion[3] in 2024 from the Global Atlantic Reinsurance Transaction[2] and the RGA Canadian Reinsurance Transaction[2]. The net loss on all three transactions was primarily related to market experience from the sale of fair value through other comprehensive income ("FVOCI") debt instruments.[4] In addition, the higher charge in market experience is due to a net charge from derivatives and hedge accounting ineffectiveness in 2025 compared with a net gain in 2024. Total market experience was a net charge of $1.7 billion in 2025, primarily related to lower-than-expected returns on alternative long-duration assets ("ALDA"), largely related to real estate, private equity and timber investments, net realized losses due to the sale of debt instruments primarily related to the RGA U.S. Reinsurance Transaction, and a net charge related to derivatives and hedge accounting ineffectiveness, partially offset by higher-than-expected returns on public equities.

Core earnings increased $0.3 billion, or 3%[5], on a constant exchange rate basis compared with 2024. The increase was driven by higher core earnings in Global WAM, largely reflecting an increase in net fee income[6], higher performance fees in Institutional Asset Management, and disciplined expense management, partially offset by lower favourable tax true-ups and tax benefits, the impact of the eMPF transition in Hong Kong and lower fee spreads. In addition, growth in our insurance business, the net impact of 2025 updates to actuarial methods and assumptions, an adjustment to the accrual for withholding taxes following the announcement of the Comvest acquisition, and favourable insurance experience in Asia also contributed to higher core earnings. These increases were partially offset by unfavourable insurance experience in our U.S. life insurance business, lower expected investment earnings, a lower gain from updates to provisions for estimated losses in our P&C Reinsurance business, a larger increase in the expected credit loss ("ECL") provision in 2025 and less favourable insurance experience in Canada. The impact of 2024 updates to actuarial methods and assumptions was net neutral. In addition, the RGA U.S. Reinsurance Transaction, the RGA Canadian Reinsurance Transaction, and the GA Reinsurance Transaction reduced core earnings by $33 million, $19 million and $11 million, respectively, in 2025 compared with 2024.

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[1] 2024 items excluded from core earnings has been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section below for more information.

[2] The reinsurance transaction with the Reinsurance Group of America, Incorporated ("RGA U.S. Reinsurance Transaction") closed January 1, 2025. The reinsurance transaction with Global Atlantic ("GA Reinsurance Transaction") closed February 22, 2024, with an effective date of January 1, 2024. The reinsurance transaction with the RGA Life Reinsurance Company of Canada ("RGA Canadian Reinsurance Transaction") closed April 1, 2024.

[3] Includes impacts from reinsurance transactions reported in core earnings and items excluded from core earnings.

[4] There is an offsetting change in other comprehensive income ("OCI") attributed to shareholders resulting in a neutral impact to book value.

[5] Percentage growth/declines in core earnings, pre-tax core earnings, core earnings excluding the change in ECL, core expenses, general expenses, assets under management and administration ("AUMA"), AUM, core earnings before interest, taxes, depreciation and amortization ("core EBITDA"), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

[6] The increase in Global WAM net fee income is due to higher average assets under management and administration ("average AUMA") reflecting the favourable impact of markets and the acquisition of Comvest. For more information on average AUMA, see "Non-GAAP and Other Financial Measures" below.

Additional information on the change in ECL is presented in the following table:

For the years ended December 31, ($ millions)		2025		2024
Change in ECL				
Net new originations or purchases	$	**(16)**	$	(24)
Changes to risk, parameters and models				
Credit migration		**(111)**		(111)
Parameter and model updates, and other		**35**		105
Total (increase) recovery in ECL, pre-tax	$	**(92)**	$	(30)
Total (increase) recovery in ECL, post-tax	$	**(75)**	$	(23)

The increase in the ECL provision of $75 million post-tax in 2025 was primarily related to credit migration, partially offset by net positive impact from parameter and model updates reflecting a favourable macro environment. The increase in the ECL provision of $23 million post-tax in 2024 reflected credit migration, partially offset by positive parameter and model updates from a positive macro environment, in particular, improved equity markets.

Core earnings by segment are presented in the following table. See Asia, Canada, U.S., Global WAM, and Corporate and Other sections below.

For the years ended December 31, ($ millions)		2025		2024	% change[1] 2025 vs 2024
Core earnings by segment[2]					
Asia	$	**2,969**	$	2,466	18 %
Canada		**1,634**		1,568	4 %
U.S.		**1,206**		1,690	(30)%
Global Wealth and Asset Management		**1,932**		1,673	14 %
Corporate and Other		**(220)**		(215)	(2)%
Total core earnings	$	**7,521**	$	7,182	3 %

[1] Percentage change is on a constant exchange rate basis, a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.
[2] 2024 core earnings by segment have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section below for more information.

The following table presents 2025 and 2024 net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

For the years ended December 31,

($ millions)		2025		2024
Core earnings	$	**7,521**	$	7,182
Items excluded from core earnings:				
Market experience gains (losses)[1]	$	**(1,662)**	$	(1,450)
Realized gains (losses) on debt instruments		*(753)*		*(962)*
Derivatives and hedge accounting ineffectiveness		*(173)*		*132*
Actual less expected long-term returns on public equity		*237*		*312*
Actual less expected long-term returns on ALDA		*(968)*		*(969)*
Other investment results		*(5)*		*37*
Updates to actuarial methods and assumptions that flow directly through income[2]		**(216)**		(199)
Restructuring charge[3]		**(12)**		(72)
Amortization of acquisition-related intangible assets[4]		**(18)**		-
Reinsurance transactions, tax-related items and other[5]		**(41)**		(76)
Total items excluded from core earnings		**(1,949)**		(1,797)
Net income (loss) attributed to shareholders	$	**5,572**	$	5,385

[1] Market experience was a net charge of $1,662 million in 2025 primarily due to lower-than-expected returns on ALDA, largely related to real estate, private equity and timber investments, net realized losses from the sale of debt instruments, of which $732 million was related to the transfer of assets with respect to the RGA U.S. Reinsurance Transaction, which are classified as FVOCI, and a net charge from derivatives and hedge accounting ineffectiveness. These were partially offset by higher-than-expected returns on public equity. Market experience was a net charge of $1,450 million in 2024 primarily due to lower-than-expected returns on ALDA, driven by real estate and private equity investments, and net realized losses from the sale of debt instruments, of which $841 million was related to the transfer of assets with respect to the GA Reinsurance Transaction and the RGA Canadian Reinsurance Transaction, which are classified as FVOCI. These were partially offset by gains from higher-than-expected returns from public equity, a net gain from derivatives and hedge accounting ineffectiveness, and a gain from other investment results.

[2] See "Critical Actuarial and Accounting Policies – Review of Actuarial Methods and Assumptions" section below for more information on the 2025 and 2024 net charges.

[3] In 2025, we reported a restructuring charge of $12 million post-tax ($16 million pre-tax) in Global WAM and Canada. In 2024, we reported a restructuring charge of $72 million post-tax ($92 million pre-tax) in Global WAM and Canada.

[4] This item is excluded from core earnings commencing in the third quarter of 2025 ("3Q25"). See "Non-GAAP and Other Financial Measures" below for more information.

[5] In 2025, the net charge of $41 million included a charge of $45 million related to an accounting true-up in Asia, a $24 million charge for Comvest acquisition-related costs, and a $10 million charge for an investment impairment in Global WAM, partially offset by a net gain of $36 million related to tax-related benefits and true-ups. In 2024, the net charge of $76 million included a charge of $70 million from the GA Reinsurance Transaction in the U.S. and Japan, a charge of $60 million related to U.S. withholding taxes on remittances associated with the GA Reinsurance Transaction, a net charge of $43 million related to the acquisition of CQS Investment Management ("CQS"), a charge of $25 million related to a reinsurance recapture in Asia, a charge of $23 million related to GMT (an additional $208 million charge was recorded in core earnings, see the "Global Minimum Taxes" section below for more information) and an investment impairment charge of $22 million in Global WAM. This was partially offset by tax-related benefits and true-ups of $125 million and a gain of $34 million related to the RGA Canadian Reinsurance Transaction in Canada.

Net income attributed to shareholders by segment is presented in the following table. See Asia, Canada, U.S., Global WAM, and Corporate and Other sections below.

For the years ended December 31,

($ millions)		2025		2024	% change[1] 2025 vs 2024
Net income (loss) attributed to shareholders by segment					
Asia	$	**2,972**	$	2,355	26 %
Canada		**1,313**		1,221	8 %
U.S.		**(527)**		135	–
Global Wealth and Asset Management		**1,900**		1,597	19 %
Corporate and Other		**(86)**		77	–
Total net income (loss) attributed to shareholders	$	**5,572**	$	5,385	3 %

[1] Percentage change is on an actual exchange rate basis.

Diluted earnings (loss) per common share ("EPS") was $3.07 in 2025, compared with $2.84 in 2024 primarily related to the impact of common share buybacks and the increase in net income attributed to common shareholders. Diluted core earnings per common share was $4.21 in 2025, compared with $3.85 in 2024 primarily related to the increase in core earnings and the impact of common share buybacks. The diluted weighted average common shares outstanding was 1,708 million in 2025 and 1,785 million in 2024.

ROE for 2025 of 12.0% was in line with 2024, reflecting higher net income attributed to common shareholders, offset by higher average common shareholders' equity. Core ROE was 16.5% in 2025 compared with 16.2% in 2024. The increase in 2025 core ROE was primarily driven by an increase in core earnings.

Expense efficiency ratio

Expense efficiency is embedded in our culture and its focus has enabled us to drive the benefits of scale across our businesses. We believe there are further opportunities to leverage our global scale and operating environment, streamline processes and further digitize our business.

We use the expense efficiency ratio to measure our progress on our expense management initiatives. It reflects expenses that flow directly through core earnings ("core expenses"), which include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach ("PAA") and for other products without a CSM. Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM, instead of flowing directly through core earnings.

The **expense efficiency ratio** was 44.8% in 2025, in line with 2024, reflecting a 2% increase in both pre-tax core earnings[1] and core expenses. The increase in core expenses was driven by higher workforce-related costs, continued strategic investments in digital transformation and AI, the inclusion of operating expenses related to our acquisitions of CQS and Comvest, and the eMPF transition in Hong Kong. These were partially offset by disciplined expense management primarily in Global WAM.

Core general expenses are a component of core expenses. Total 2025 general expenses increased 1% on an actual exchange rate basis and remained unchanged on a constant exchange rate basis compared with 2024. The increase was driven by the items noted above related to the increase in core expenses, as well as a reallocation of expenses from directly attributable maintenance to general expenses, partially offset by a reduction in expenses excluded from core earnings. Total general expenses excluded from core earnings in 2025 consisted primarily of costs related to the acquisition of Comvest, the amortization of acquisition-related intangible assets, and restructuring charges in Global WAM and Canada. In 2024, these expenses primarily related to the restructuring charges in Global WAM and Canada and the acquisition of CQS.

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[1] This is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

Business Performance

Business performance

As at and for the years ended December 31,

($ millions, unless otherwise stated)	**2025**	2024
Asia APE sales	**$ 7,340**	$ 6,073
Canada APE sales	**1,593**	1,689
U.S. APE sales	**784**	623
Total APE sales[(1)]	**9,717**	8,385
Asia new business CSM[(2)]	**2,787**	2,148
Canada new business CSM	**435**	357
U.S. new business CSM	**553**	382
Total new business CSM[(2)]	**3,775**	2,887
Asia new business value[(3)]	**2,560**	2,078
Canada new business value	**674**	627
U.S. new business value	**299**	241
Total new business value[(1),(3)]	**3,533**	2,946
Asia CSM net of NCI	**17,750**	15,540
Canada CSM	**4,459**	4,109
U.S. CSM	**2,760**	2,468
Corporate and Other CSM	**-**	10
Total CSM net of NCI	**24,969**	22,127
Post-tax CSM net of NCI[(3),(4)]	**20,733**	18,353
Global WAM gross flows ($ billions)[(1)]	**191.4**	171.7
Global WAM net flows ($ billions)[(1)]	**(14.3)**	13.3
Global WAM assets under management and administration ($ billions)[(4),(5)]	**1,106.6**	1,031.1
Global WAM total invested assets ($ billions)	**9.8**	9.7
Global WAM segregated funds net assets ($ billions)[(5)]	**313.6**	291.9
Total assets under management and administration ($ billions)	**1,704.4**	1,608.0
Total invested assets ($ billions)	**459.9**	442.5
Total net segregated funds net assets ($ billions)	**461.3**	436.0

[(1)] For more information on this metric, see "Non-GAAP and Other Financial Measures" below.

[(2)] New business CSM is net of NCI.

[(3)] 2024 new business value and post-tax CSM net of NCI have been updated to include the impact of GMT, consistent with 2025. See the "Global Minimum Taxes" section below for more information.

[(4)] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

[(5)] The Global WAM portion of AUMA as at December 31, 2025 was $1,106.6 billion, an increase of 11% compared with December 31, 2024, driven by the favourable impact of equity markets and interest rates, and the assets from the acquisition of Comvest in the fourth quarter of 2025 ("4Q25"), partially offset by net outflows. The Global WAM segregated funds net assets were $313.6 billion as at December 31, 2025, an increase of 7% compared with December 31, 2024 on an actual exchange rate basis driven by the favourable impact of equity markets partially offset by unfavorable foreign currency exchange rates.

Annualized premium equivalent ("APE") sales were $9,717 million in 2025, an increase of 14%[1] compared with 2024, **new business CSM** was $3,775 million in 2025, an increase of 28% compared with 2024, and **new business value ("NBV")** was $3,533 million in 2025, an increase of 18%[1] compared with 2024. New business results by segment were as follows:

• In Asia, APE sales, new business CSM, and NBV increased 18%, 27% and 20%, respectively, in 2025 compared with 2024, reflecting strong 2025 performance across the region, led by Hong Kong, mainland China, Singapore and Japan. New business value margin ("NBV margin")[2] improved to 39.5%.

• In Canada, APE sales decreased 6% in 2025 compared with 2024, as strong growth in Individual Insurance sales throughout 2025 was more than offset by the non-recurrence of a significant Group Insurance large-case sale in the prior year. New business CSM increased 22% in 2025 compared with 2024, driven by higher sales volumes in Individual Insurance, and higher margins and sales volumes in Annuities, partially offset by net lower margins in Individual Insurance. NBV increased 7% in 2025 compared with 2024, reflecting higher sales volumes in Individual Insurance and favourable product mix in Group Insurance, partially offset by lower sales volumes in Group Insurance.

• In the U.S., APE sales increased 24% in 2025 compared with 2024, reflecting broad-based demand for our suite of products. New business CSM increased 42% primarily driven by higher sales volumes and product mix. NBV increased 22% in 2025 compared with 2024, primarily driven by higher sales volumes.

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1   Percentage growth/declines in APE sales and NBV are stated on a constant exchange rate basis.

2   For more information on this metric, see "Non-GAAP and Other Financial Measures" below. In addition, 2024 NBV margin was updated to include the impact of GMT, consistent with 2025. See the "Global Minimum Taxes" section below for more information.

CSM net of NCI was $24,969 million as at December 31, 2025, an increase of $2,842 million or 16% compared with December 31, 2024. Organic CSM movement was an increase of $2,257 million in 2025, representing a 10% growth[1], driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $585 million in 2025, primarily driven by the net impact of 2025 updates to actuarial methods and assumptions and equity market performance, partially offset by the impacts of changes in foreign currency exchange rates and reinsurance transactions.

Global WAM net outflows were $14.3 billion in 2025, compared with net inflows of $13.3 billion in 2024.

- Net outflows in Retirement were $9.4 billion in 2025, compared with net inflows of $0.7 billion in 2024, primarily driven by higher retirement plan redemptions, and higher net member withdrawals reflecting higher account balances from market growth. This was partially offset by higher new plan sales in Canada.
- Net outflows in Retail were $12.3 billion in 2025, compared with net inflows of $6.8 billion in 2024, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
- Net inflows in Institutional Asset Management were $7.4 billion in 2025, compared with net inflows of $5.7 billion in 2024, driven by higher net flows from fixed income mandates including strong contributions from our Manulife | CQS products, and the impact of the acquisition of Comvest. This was partially offset by higher redemptions in equity mandates and lower deployments in private markets.

Assets under Management and Administration

AUMA as at December 31, 2025 was $1.7 trillion, an increase of 9% compared with December 31, 2024, primarily due to the favourable impact of equity markets and interest rates, partially offset by net outflows. Total invested assets increased 4% on an actual exchange rate basis, primarily due to the impact of interest rates on debt instruments and the impact of equity markets, partially offset by the transfer of invested assets related to the RGA U.S. Reinsurance Transaction. Segregated funds net assets increased 6% on an actual exchange rate basis, primarily due to the impact of equity markets.

Assets under Management and Administration

As at December 31,

($ millions)	2025	2024
Total invested assets	$ 459,928	$ 442,497
Segregated funds net assets[1]	461,254	435,988
Mutual funds, institutional asset management and other[1],[2]	537,216	506,868
Total assets under management	**1,458,398**	1,385,353
Other assets under administration	246,021	222,614
Total assets under management and administration	**$ 1,704,419**	$ 1,607,967

[1] These assets are not available to satisfy the liabilities of the Company's general fund.
[2] Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

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[1] Percentage growth/declines in organic CSM is stated on a constant exchange rate basis.

Financial Strength

Financial strength metrics

As at December 31,	2025	2024
MLI's LICAT ratio[1]	136%	137%
Financial leverage ratio[2]	23.9%	24.0%
Consolidated capital ($ billions)[2],[3]	$ 81.6	$ 79.9
Book value per common share ($)	$ 25.91	$ 25.63
Adjusted book value per common share ($)[2],[4]	$ 38.27	$ 36.25

[1] This item is disclosed under the Office of the Superintendent of Financial Institutions ("OSFI") Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[2] 2024 consolidated capital and adjusted book value per common share have been updated to include the impact of GMT, consistent with 2025. See the "Global Minimum Taxes" section below for more information.

[3] This item is a capital management measure. For more information on this metric, see "Non-GAAP and Other Financial Measures" below.

[4] This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

The Life Insurance Capital Adequacy Test ("LICAT") ratio for MLI was 136% as at December 31, 2025, compared with 137% as at December 31, 2024. The decrease in the ratio was driven by dividends and common share buybacks, the acquisition of Comvest, the impact of the new segregated fund capital requirements effective January 1, 2025, as well as the net redemption of subordinated debt. This was partially offset by the positive impact of earnings and the CSM, the RGA U.S. Reinsurance Transaction and the net impact of updates to actuarial methods and assumptions.

MFC's financial leverage ratio as at December 31, 2025 was 23.9%, a decrease of 0.1 percentage points from 24.0% as at December 31, 2024. The decrease in the ratio was driven by a higher post-tax CSM[1] and the impact of a stronger Canadian dollar on foreign currency denominated debt, partially offset by the net issuance of securities[2] and a decrease in total equity. The decrease in total equity was driven by dividends and common share buybacks, partially offset by total comprehensive income, which was unfavourably impacted by a stronger Canadian dollar relative to the U.S. dollar.

MFC's consolidated capital was $81.6 billion as at December 31, 2025, an increase of $1.7 billion compared with $79.9 billion as at December 31, 2024. The increase was primarily driven by a higher post-tax CSM, partially offset by the net redemption of capital instruments[3] and a decrease in total equity. The decrease in total equity was driven by dividends and common share buybacks, partially offset by total comprehensive income, which was unfavourably impacted by a stronger Canadian dollar relative to the U.S. dollar.

Remittances were $6.4 billion in 2025 of which Asia and U.S. operations delivered $2.1 billion and $1.7 billion, respectively. Remittances in 2025 decreased by $0.6 billion compared with 2024 due to the favourable impact of market movements in 2024. Refer to "Remittance of Capital" below for more information.

Cash and cash equivalents and marketable securities[4] were $276.0 billion as at December 31, 2025 compared with $263.3 billion as at December 31, 2024. The increase of $12.7 billion was primarily driven by the growth in equity markets, and the impact of lower interest rates, partially offset by the impact of changes in foreign currency exchange rates. Refer to "Liquidity Risk Management Strategy" below for more information.

Book value per common share as at December 31, 2025 was $25.91, a 1% increase compared with $25.63 as at December 31, 2024. The number of common shares outstanding was 1,677 million as at December 31, 2025, a net decrease of 52 million common shares from 1,729 million as at December 31, 2024, primarily due to common share buybacks.

Adjusted book value per common share as at December 31, 2025 was $38.27, a 6% increase compared with $36.25 as at December 31, 2024, driven by an increase in the adjusted book value[1] and a lower number of common shares outstanding. Adjusted book value increased $1.5 billion due to an increase in post-tax CSM, net of NCI, partially offset by a decrease in total common shareholders' equity. The decrease in common shareholders' equity reflects dividends and common share buybacks, partially offset by total comprehensive income attributed to common shareholders, which was unfavourably impacted by a stronger Canadian dollar relative to the U.S. dollar.

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information. Post-tax CSM and adjusted book value have been updated to include the impact of GMT, consistent with 2025. See the "Global Minimum Taxes" section below for more information.

[2] The net issuance of securities consists of the issuance of US$1.0 billion of senior debt in 4Q25 and the issuance of $0.5 billion of subordinated debt in the second quarter of 2025 ("2Q25"), partially offset by the redemption of $1.0 billion of subordinated debt in 2Q25.

[3] The net redemption of capital instruments consists of the redemption $1.0 billion of subordinated debt, partially offset by the issuance of $0.5 billion of subordinated debt in 2Q25.

[4] Includes cash and cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

Credit ratings - On September 19, 2025, Moody's upgraded the financial strength rating to Aa3 from A1 for Manulife's primary insurance operating companies[1]. As indicated in Moody's press release, the upgrade reflects improved profitability, strong capital, and reduced exposure to lower ROE and legacy businesses.

Impact of Foreign Currency Exchange Rates

We have worldwide operations, including in Canada, the United States and various markets in Asia, and generate revenues and incur expenses in local currencies in these jurisdictions, all of which are translated into Canadian dollars. The bulk of our exposure to foreign currency exchange rates is to movements in the U.S. dollar.

Items impacting our Consolidated Statements of Income are translated to Canadian dollars using average exchange rates for the respective quarterly period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign currency exchange rates for 2025 and 2024.

	Quarterly					Full Year	
Exchange rate	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Average[(1)]							
U.S. dollar	**1.3939**	1.3773	1.3837	1.4349	1.3987	**1.3974**	1.3698
Japanese yen	**0.0090**	0.0093	0.0096	0.0094	0.0092	**0.0093**	0.0090
Hong Kong dollar	**0.1792**	0.1761	0.1773	0.1844	0.1799	**0.1793**	0.1755
Period end							
U.S. dollar	**1.3707**	1.3914	1.3645	1.4393	1.4382	**1.3707**	1.4382
Japanese yen	**0.0087**	0.0094	0.0094	0.0096	0.0092	**0.0087**	0.0092
Hong Kong dollar	**0.1761**	0.1788	0.1738	0.1850	0.1851	**0.1761**	0.1851

[(1)] Average rates for the quarter are from Bank of Canada which are applied against Consolidated Statements of Income items for each period. Average rate for the full year is a 4-point average of the quarterly average rates.

Net income attributed to shareholders and core earnings from the Company's foreign operations are translated to Canadian dollars, and in general, our net income attributed to shareholders and core earnings benefit from a weakening Canadian dollar and are adversely affected by a strengthening Canadian dollar. However, in a period of net losses in foreign operations, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign currency exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations.

Changes in foreign currency exchange rates increased core earnings by $114 million in 2025 compared with the same period of 2024, primarily due to a weaker Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

Global Minimum Taxes

On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada's GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023.

Impact of GMT on net income attributed to shareholders and core earnings

As additional local jurisdictions have enacted the GMT in 2025, GMT has been recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section 13 "Non-GAAP and Other Financial Measures" below. As items excluded from core earnings are presented on a post-tax basis, each line includes the appropriate impact of GMT.

In 2024, the impact of GMT was recognized in the Corporate and Other segment. To improve the comparability of core earnings between 2025 and 2024, we have updated 2024 core earnings to reallocate GMT from the Corporate and Other segment to the segment whose core earnings are subject to this tax. This update includes a reallocation of the first quarter of 2024 ("1Q24") GMT, previously reported in the second quarter of 2024 ("2Q24") items excluded from core earnings, to 1Q24 core earnings. There is no impact to our 2024 quarterly net income attributed to shareholders by segment or reporting period. The impact of the reallocation of GMT between segments and by quarter was offset by an equal amount in items excluded from core earnings in the segments. This offset is reported in the reinsurance transaction, tax-related items and other line. In total, with these updates, we continue to record total GMT expense of $231 million in 2024, however $208 million is now reported in core earnings and $23 million is now reported in items excluded from core earnings.

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[1] Includes MLI, John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, and John Hancock Life Insurance Company of New York.

As a result of the update to core earnings, we have also updated the following 2024 non-GAAP measures:

- Core ROE
- Core EPS
- Core earnings available to common shareholders
- Common share dividend core payout ratio
- Highest potential businesses core earnings contribution
- Asia region core earnings contribution
- LTC and VA core earnings contribution
- Operating segment core earnings contribution

Impact of GMT on other financial measures

GMT also impacts additional metrics reported on a post-tax basis. In 2025, we have included the impact of GMT in these measures and we have updated 2024 comparatives to include the impact of GMT.

The following non-GAAP financial measures and non-GAAP ratios have been updated:

- Post-tax CSM and post-tax CSM net of NCI
- Adjusted book value and Adjusted book value per common share
- Financial leverage ratio

The following other financial measures have been updated:

- Consolidated capital
- NBV and NBV margin

2. Asia

Our Asia segment offers insurance and insurance-based wealth accumulation products, driven by a customer-centric strategy, and leverages the asset management expertise of, and products managed by, our Global Wealth and Asset Management segment. We are a top three pan-Asian life insurer[1], with a history of over 125 years and more than 13 million customers[2], focused on addressing the significant health and mortality protection gaps and low insurance penetration rates across Asia.

With a broad geographic presence across 12 markets – Hong Kong, Macau, Japan, Bermuda[3], mainland China, Singapore, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, and Myanmar – and a robust diversified distribution platform, we are well-positioned to create value for our customers, employees, and shareholders. We have over 100,000 contracted agents and over 100 bank partnerships, of which our exclusive bancassurance partnerships provide us access to over 35 million bank customers. This includes our regional exclusive bancassurance partnership with DBS Bank across Singapore, Hong Kong, mainland China, and Indonesia. We also work with many independent agents, financial advisors, and brokers.

Asia continues to be a core driver of growth for Manulife, as we execute our strategy to deliver high-quality sustainable growth across a diversified business portfolio. This is supported by our robust, diversified distribution platform, holistic solutions across health, wealth and longevity, and leading digital and AI capabilities that enhance customer and distributor experience. Our growth is underpinned by Asia megatrends including fast growing economies, rising middle class populations, and growing unmet health and protection needs driving continued demand for financial solutions.

In 2025, our Asia segment contributed 38%[4] of the Company's core earnings from operating segments and, as at December 31, 2025, accounted for 13%[4] of the Company's assets under management and administration. See section 1 "Strategic Priorities and Progress Update" above, for information on the core earnings contributions from Asia segment and Asia operations in Global WAM segment combined.

Profitability

Asia reported net income attributed to shareholders of $2,972 million in 2025 compared with $2,355 million in 2024. Net income attributed to shareholders is comprised of core earnings, which were $2,969 million in 2025 compared with $2,466 million in 2024, and items excluded from core earnings, which amounted to a net gain of $3 million for 2025 compared with a net charge of $111 million in 2024. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars were due to the factors described below and, in addition, the change in core earnings reflected a net $61 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$2,131 million in 2025 compared with US$1,717 million in 2024. Core earnings were US$2,126 million in 2025 compared with US$1,799 million in 2024 and items excluded from core earnings amounted to a net gain of US$5 million in 2025 compared with a net charge of US$82 million in 2024. Items excluded from core earnings are outlined in the table below.

Core earnings in 2025 increased 18% compared with 2024, after adjusting for the impact of changes in foreign currency exchange rates. The changes in core earnings by geography are primarily due to the items noted below and also include the impact of higher investment income on allocated capital. Investment income on allocated capital increased core earnings by US$60 million on a pre-tax basis in 2025 compared with 2024.

- Hong Kong increased 26% driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, both reflecting business growth. The increase in expected earnings on insurance contracts also reflected the net impact of 2025 updates to actuarial methods and assumptions. In addition, Hong Kong had a lower effective tax rate;
- Japan increased 8% reflecting higher expected investment earnings and an increase in expected earnings on insurance contracts, both reflecting business growth, and improved insurance experience, partially offset by a higher effective tax rate. In addition, the GA Reinsurance Transaction decreased core earnings by US$12 million in 2025 compared with 2024;
- International High Net Worth business increased 13% due to an increase in expected earnings on insurance contracts due to business growth, partially offset by lower expected investment earnings;
- Mainland China increased 48% reflecting an improved impact of new business;
- Singapore increased 7% driven by an increase in expected earnings on insurance contracts due to business growth and favourable insurance experience;
- Vietnam was in line with 2024, reflecting favourable insurance experience offset by lower expected earnings on insurance contracts; and

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[1] Based on APE sales.

[2] Includes insurance customers, retail investment customers acquired through the agency channel, and retirement customers.

[3] This represents our International High Net Worth business.

[4] This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

- Other Emerging Markets increased 14% reflecting improved insurance experience.

The following table presents net income attributed to shareholders for Asia for 2025 and 2024 consisting of core earnings and items excluded from core earnings.

For the years ended December 31,	Canadian $		US $	
($ millions)	**2025**	2024	**2025**	2024
Core earnings	$ **2,969**	$ 2,466	$ **2,126**	$ 1,799
Items excluded from core earnings:[1]				
Market experience gains (losses)	**136**	(178)	**101**	(131)
Realized gains (losses) on debt instruments	*(40)*	*(374)*	*(28)*	*(276)*
Derivatives and hedge accounting ineffectiveness	*(40)*	*(92)*	*(30)*	*(67)*
Actual less expected long-term returns on public equity	*150*	*204*	*113*	*151*
Actual less expected long-term returns on ALDA	*47*	*21*	*33*	*15*
Other investment results	*19*	*63*	*13*	*46*
Updates to actuarial methods and assumptions that flow directly through income	**(39)**	(5)	**(28)**	(4)
Reinsurance transactions, tax-related items and other	**(94)**	72	**(68)**	53
Total items excluded from core earnings	**3**	(111)	**5**	(82)
Net income (loss) attributed to shareholders	$ **2,972**	$ 2,355	$ **2,131**	$ 1,717

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

Business Performance

(All percentages quoted are on a constant exchange rate basis)

APE sales were US$5,250 million in 2025, representing an increase of 18% compared with 2024, driven by broad-based growth across most markets in Asia, partially offset by a decrease in Vietnam and the International High Net Worth business. New business CSM of US$1,994 million and NBV of US$1,832 million in 2025 increased 27% and 20% compared with 2024, respectively, driven by higher sales volumes and a more favourable business mix. NBV margin was 39.5% in 2025, an increase of 1.2 percentage points compared with 2024.

- In Hong Kong, APE sales were US$1,965 million in 2025, a 21% increase compared with 2024, reflecting higher sales across all channels, driven by strong growth in sales of savings, health and protection products. The increase reflected our sales growth in both mainland Chinese visitor and domestic customers. New business CSM of US$811 million in 2025 increased 21% compared with 2024 driven by higher sales volumes. NBV of US$966 million in 2025 increased 31% compared with 2024 due to higher sales volumes and product mix. NBV margin of 49.2% in 2025 increased 3.9 percentage points compared with 2024.
- In Japan, APE sales were US$460 million in 2025, an increase of 17% compared with 2024, reflecting higher sales in the broker channel, driven by strong growth in sales of wealth accumulation products. New business CSM of US$279 million in 2025 increased 30% compared with 2024, primarily driven by higher sales volume. NBV of US$165 million in 2025 was in line with 2024, driven by higher sales volumes offset by product mix. NBV margin of 36.0% in 2025 decreased 6.0 percentage points compared with 2024.
- International High Net Worth business APE sales were US$155 million in 2025, a decrease of 9% compared with 2024, reflecting lower sales in savings products. New business CSM of US$136 million and NBV of US$121 million in 2025 were both in line with 2024, due to lower sales volumes, partially offset by product mix. NBV margin was 78.4%, an increase of 6.5 percentage points compared with 2024.
- In mainland China, APE sales were US$1,180 million in 2025, a 32% increase compared with 2024, reflecting higher sales in the bancassurance and agency channels, driven by strong growth in participating savings products. New business CSM of US$254 million in 2025 increased 28% compared with 2024, primarily driven by higher sales volumes. NBV of US$185 million in 2025 increased 11% compared with 2024 due to higher sales volumes partially offset by product mix. NBV margin of 30.7% in 2025 decreased 5.7 percentage points compared with 2024.
- In Singapore, APE sales were US$1,118 million in 2025, a 14% increase compared with 2024, reflecting higher sales across all channels driven by strong growth in sales of investment-linked products. New business CSM of US$443 million in 2025 increased 52% compared with 2024 due to higher sales volumes and product mix. NBV of US$342 million in 2025 increased 25% compared with 2024 due to higher sales volumes and product mix. NBV margin of 30.6% in 2025 increased 2.6 percentage points compared with 2024.
- In Vietnam, APE sales were US$69 million in 2025, a 24% decrease compared with 2024, reflecting lower sales in the bancassurance channel following the cessation of the partnership agreement with Vietnam Technological and Commercial Joint-Stock Bank in October 2024, partially offset by higher sales in the agency channel. New business CSM of US$16 million in 2025 increased 40% compared with 2024 due to product mix, partially offset by lower sales volumes. NBV of negative US$3 million in 2025 improved by US$2 million compared with 2024 due to product mix partially offset by lower sales volumes. NBV margin of negative 4.1% in 2025 improved 1.2 percentage points compared with 2024.

- In Other Emerging Markets, APE sales were US$303 million in 2025, a 3% increase compared with 2024, reflecting higher sales in the bancassurance and agency channels. New business CSM was US$55 million, a 5% increase compared with 2024 primarily due to higher sales volumes. NBV was US$56 million, an 11% decrease compared with 2024 due to the impact of a local regulatory update in Indonesia, partially offset by higher sales volumes. NBV margin was 20.6%, a decrease of 3.1 percentage points compared with 2024.

CSM net of NCI was US$12,951 million as at December 31, 2025, an increase of US$2,144 million compared with December 31, 2024. Organic CSM movement was an increase of US$1,173 million in 2025 driven by the impact of new business, interest accretion, and a net increase in insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of US$971 million in 2025 largely due to the net impact of 2025 updates to actuarial methods and assumptions that adjust the CSM, the impact of equity market performance and interest rate movement, and the weakening of the U.S. dollar against most Asian currencies.

Business Performance

As at and for the years ended December 31,	Canadian $		US $	
($ millions)	2025	2024	2025	2024
APE sales	$ 7,340	$ 6,073	$ 5,250	$ 4,429
New business value	$ 2,560	$ 2,078	$ 1,832	$ 1,516
New business CSM[1]	$ 2,787	$ 2,148	$ 1,994	$ 1,567
CSM net of NCI	$ 17,750	$ 15,540	$ 12,951	$ 10,807

[1] New business CSM is net of NCI.

Assets under Management[1] ("AUM")

Asia's assets under management were US$159.1 billion as at December 31, 2025, an increase of US$23.4 billion or 15% compared with December 31, 2024. The increase was driven by business growth and the impact of favourable equity market performance on invested assets and segregated funds net assets.

Assets under Management

As at December 31,	Canadian $		US $	
($ millions)	2025	2024	2025	2024
Total invested assets	$ 185,848	$ 166,590	$ 135,597	$ 115,843
Segregated funds net assets	32,245	28,622	23,527	19,904
Total assets under management	**$ 218,093**	**$ 195,212**	**$ 159,124**	**$ 135,747**

Strategic Highlights

Asia continues to be a core driver of growth for Manulife, as we execute our strategy to deliver high-quality sustainable growth across a diversified business portfolio. This is supported by our robust, diversified distribution platform, holistic solutions across health, wealth and longevity, and leading digital and AI capabilities that enhance customer and distributor experience.

We continued to broaden our reach and leverage strategic partnerships through our diversified distribution platforms to accelerate growth. In 2025, we:

- Renewed our bancassurance partnership in the Philippines with Chinabank, extending our exclusive partnership until 2039. This strategic partnership, which started in 2007, solidifies the two organizations' shared commitment to providing holistic life, wealth, and health solutions for the long-term financial security of Filipino families; and
- Continued to build on our high-quality agency force at scale by improving agent capabilities and capacities across the agency value chain. Our strategy is focused on quality recruitment, digital and AI tools, and robust learning and development initiatives. This includes the launch of Manulife Business Academy, which collaborates with globally accredited training partners to enhance skills in financial planning, recruitment, and leadership. These efforts have contributed to a 23% year-over-year increase in our annual Million Dollar Round Table ("MDRT") membership[2], positioning us as having the third largest MDRT members globally, while agency productivity[3] for 2025 rose by 17% compared with 2024.

We continued to enhance our health, wealth, and longevity propositions to meet the evolving needs of customers seeking better health and wellness outcomes. In 2025, we:

- Agreed to establish a strategic collaboration with Bupa International Limited, a global healthcare company, to create a more robust and integrated healthcare network for our customers. By combining the strengths of both organizations, this

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.
[2] MDRT membership awarded based on prior year production.
[3] Asia agency APE sales per active agents.

collaboration in Hong Kong aims to expand customer access to high-quality care while enhancing convenience, value, and affordability through integrated healthcare solutions and personalized support throughout their healthcare journey;

- Launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore and the Philippines. ManulifeMOVE empowers customers to take charge of their health and well-being, with key enhancements including differentiated and expanded benefits across preventive health services, medical and assistive care, cancer care support, health and well-being coaching, fitness and wellness experiences, and community engagement;
- Hosted Asia's inaugural Manulife Longevity Symposium in Singapore and the Philippines, reinforcing our commitment to advancing Asia's longevity movement. The symposiums brought together over 1,400 healthcare experts, industry leaders, academics, customers and partners to address the challenge of living not just longer, but better, covering topics such as health and longevity innovations, and financial well-being; and
- Delivered enhanced health service coverage and expanded access to cross-border healthcare in Hong Kong. We launched a cross-border Cancer Drug Support Service through our partnership with one of the leading healthcare service providers in the China Greater Bay Area. In addition, we broadened select Manulife Hong Kong and Macau health insurance product coverage to over 38,000 hospitals in mainland China and introduced hospitalization credit services at more than 800 hospitals in mainland China, enabling patients to receive treatment without upfront payments.

We continued to expand our geographical presence and strengthen our market reach. In 2025, we:

- Agreed to establish a 50:50 life insurance joint venture with Mahindra, an existing partner through our asset management joint venture, to enter the India insurance market.[1] This partnership will expand our global footprint and position us to grow across one of the world's largest economies, delivering long-term value; and
- Became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to high-net-worth ("HNW") customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of HNW and ultra-HNW individuals in the region.

We also continued to invest in our AI and digital capabilities to enhance the customer and distributor experience. In 2025, we:

- Launched advanced AI-enabled agency tools across Asia to enhance sales support and improve customer experience. In Indonesia, Singapore and Japan, we rolled out AI assistants to provide faster access to product and policy information and streamline administrative tasks. In Hong Kong, we launched AI Sales Pro – a GenAI-powered tool that helps agents identify top sales opportunities, craft personalized customer solutions, and access critical know-how to drive business performance; and
- Rolled out VOICE in Singapore and Japan, a multi-signal dashboard that includes call trend analysis, net sentiment scores, topic trends and deep dive insights from call center transcripts. VOICE utilizes GenAI to categorize data, find correlations, and customize insights by analyzing near real-time trends from customer interactions. These insights help us to better understand customer sentiment and key interests, enhance services, improve training, and identify opportunities to better deliver value to our customers.

We continued to maintain a diverse and engaged culture and make Manulife a great place to work. Manulife has been recognized by HR Asia as one of the "Best Companies to Work for in Asia 2025" in seven of our markets.

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[1] Subject to the receipt of regulatory approvals. See "Caution regarding forward-looking statements" above.

3.   Canada

Our Canada segment has been committed to customers in our home market for over 135 years. We serve the needs of over 7 million customers[1] across the country, including members of approximately 27,000 businesses and organizations in our group benefits business, through a diverse and competitive suite of financial and health-protection offerings tailored to individuals, families, and business owners. We leverage the asset management expertise of, and products managed by, our Global Wealth and Asset Management segment.

Our Canadian business lines are: group life, health, and disability insurance solutions for employers; individual insurance and guaranteed investment products including life, critical illness, segregated funds, and annuities sold via retail advisors; and Affinity insurance offerings including life, health, travel, disability, and creditor insurance solutions sold through the Manulife CoverMe® brand, mortgage brokers, travel advisors, and sponsor groups and associations. Through Manulife Bank, we offer flexible banking products and solutions to both individual customers and businesses.

We aim to be the leading life and health insurer in Canada, by focusing on four key areas: continuing to strengthen our core operations; accelerating digital transformation; differentiating through health; and expanding distribution.

In 2025, our Canada segment contributed 21% of the Company's core earnings from operating segments and, as at December 31, 2025, accounted for 9% of the Company's assets under management and administration.

Profitability

Canada's reported net income attributed to shareholders was $1,313 million in 2025 compared with $1,221 million in 2024. Net income attributed to shareholders is comprised of core earnings, which were $1,634 million in 2025 compared with $1,568 million in 2024, and items excluded from core earnings, which amounted to a net charge of $321 million in 2025 compared with a net charge of $347 million in 2024. Items excluded from core earnings are outlined in the table below. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income attributed to shareholders.

The $66 million, or 4%, increase in core earnings was driven by higher expected investment earnings, business growth in Group Insurance, improved insurance experience in Individual Insurance, and an increase in CSM amortization, partially offset by less favourable insurance experience in Group Insurance, and lower Manulife Bank earnings. Core earnings also included the net favourable impact of 2025 updates to actuarial methods and assumptions. Investment income on allocated capital also reduced core earnings by $29 million on a pre-tax basis compared with 2024. In addition, the RGA Canadian Reinsurance Transaction reduced core earnings by $19 million in 2025 compared with 2024.

The following table presents net income attributed to shareholders for Canada for 2025 and 2024 consisting of core earnings and items excluded from core earnings.

For the years ended December 31,

($ millions)		2025		2024
Core earnings	$	**1,634**	$	1,568
Items excluded from core earnings:[1]				
Market experience gains (losses)		**(374)**		(384)
Realized gains (losses) on debt instruments		*3*		*(328)*
Derivatives and hedge accounting ineffectiveness		*(74)*		*109*
Actual less expected long-term returns on public equity		*13*		*65*
Actual less expected long-term returns on ALDA		*(265)*		*(235)*
Other investment results		*(51)*		*5*
Updates to actuarial methods and assumptions that flow directly through income		**58**		2
Restructuring charge		**(3)**		(6)
Reinsurance transactions, tax-related items and other		**(2)**		41
Total items excluded from core earnings		**(321)**		(347)
Net income (loss) attributed to shareholders	$	**1,313**	$	1,221

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

Business Performance

APE sales were $1,593 million in 2025, a decrease of 6% compared with 2024**.**

- Individual Insurance APE sales of $630 million in 2025 increased 20% compared with 2024, primarily due to higher participating life insurance sales.

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[1] Includes insurance customers and Global WAM customers.

- Group Insurance APE sales of $702 million in 2025 decreased 24% compared with 2024, driven by the non-recurrence of a significant large-case sale in 2Q24.
- Annuities APE sales of $261 million in 2025 increased 7% compared with 2024, primarily due to higher sales of segregated fund products.

CSM was $4,459 million as at December 31, 2025, an increase of $350 million compared with December 31, 2024. Organic CSM movement was an increase of $128 million in 2025, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $222 million in 2025, reflecting the net impact of 2025 updates to actuarial methods and assumptions that adjust the CSM, favourable equity market experience, and the impact of amendments to reinsurance treaties in 2Q25, partially offset by unfavourable impacts of interest rates.

Manulife Bank average net lending assets[1] were $28.3 billion in 2025, an increase of $2.3 billion, or 9%, compared with 2024, primarily due to growth in residential lending.

Business Performance

As at and for the years ended December 31,

($ millions)	2025	2024
APE sales	$ 1,593	$ 1,689
Contractual service margin	$ 4,459	$ 4,109
Manulife Bank average net lending assets	$ 28,307	$ 26,020

Assets under Management

Canada's assets under management of $152.7 billion as at December 31, 2025 increased $7.5 billion, or 5%, from $145.2 billion as at December 31, 2024, driven by higher total invested assets from business growth and the net favourable impact from equity markets and interest rates.

Assets under Management

As at December 31,

($ millions)	2025	2024
Total invested assets	$ 114,483	$ 107,141
Segregated funds net assets	38,218	38,099
Total assets under management	**$ 152,701**	**$ 145,240**

Strategic Highlights

We continued to drive strong business growth by delivering tailored solutions that create value for customers and distributors, supported by updates to the Manulife *Vitality* program and key partnerships, and advancing our digital capabilities through GenAI-driven innovations, so that our customers can focus on improving their health, wealth and longevity. During 2025, we:

- Enhanced the Manulife *Vitality* program with offerings to assist members in meeting their health and wellness goals:
  - Became the first insurer in Canada to offer access to GRAIL's Galleri® multi-cancer early detection test to eligible Manulife *Vitality* program members at a discount in partnership with Medcan, a global leader in proactive health and wellness services. This milestone reinforces Manulife's commitment to proactive health solutions and complements existing public screening programs, supporting earlier detection and improved outcomes for customers; and
  - Introduced additional resources and incentives for managing and preventing diabetes, the extension of travel rewards to all members, the addition of ŌURA as a key rewards partner, and new collaborations offering tools that span nutrition, fitness, mental health, and personalized medicine.

- Established strategic partnerships to support our customers' health and well-being and grow our distribution network through personalized and value-added solutions:
  - Partnered with Maven Clinic, the world's largest virtual clinic for women's and family health[2], to offer eligible Group Benefits members 24/7 virtual access to personalized support during some of their most important stages of life, including fertility, maternity, parenting, and menopause. This initiative addresses critical care gaps that impact women's health and workforce participation; and
  - Partnered with M3 Financial Group ("M3") to offer our Affinity Mortgage Protection Plan through M3's Canada-wide broker network, beginning with advisors in British Columbia. Our licensed advisors work directly with M3's mortgage clients to guide them through the process of purchasing the mortgage protection coverage they need, enabling M3's brokers to focus on servicing their core business. This initiative strengthens our position in mortgage protection by offering more accessible, trusted protection in Canada's housing market.

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.
[2] Maven Clinic, Meet Maven, 2024.

- Advanced our digital capabilities through GenAI-driven innovations and modernized platforms to improve advisor and customer experience:
    - Introduced an enhanced online life and health insurance application form that reduces complexity, accelerates medical data collection, and shortens processing times through adaptive questioning and streamlined workflows, transforming the digital experience for advisors. These efficiencies strengthen our competitiveness in the mass market segment and support our ambition of delivering scalable digital offerings;
    - Introduced an innovative GenAI tool in our Individual Insurance business that automatically generates personalized communications to advisors by analyzing historical data and identifying available opportunities. This tool enables our internal sales team to deliver timely, relevant, and actionable messages to drive meaningful interactions and enhance collaboration with advisors;
    - Launched a GenAI-powered coaching tool for Licensed Insurance Advisor ("LIA") supervisors in our Affinity business that evaluates customer service calls, generating insights that allow supervisors to provide LIAs with more effective, timely, and targeted feedback to enhance customer service and sales outcomes; and
    - Launched an end-to-end digital travel insurance platform that modernizes the distributor experience and simplifies the purchasing process for Canadians and their families.
- Expanded solutions for Canadians and their families to meet their wealth and protection needs:
    - Launched a simplified specialized lending suite of products in Manulife Bank to streamline the lending experience for advisors serving HNW clients and business owners. This emphasizes our focus on removing friction, enhancing clarity, and delivering smarter, faster, and more personalized solutions for advisors and customers.

4. U.S.

Our U.S. segment is committed to a future of dynamic growth by helping our customers live longer, healthier, better lives through an array of life insurance and insurance-based wealth-accumulation solutions that meet a variety of planning needs and offer a behavioural insurance component through the John Hancock Vitality Program.

We operate under the brand of John Hancock with more than 160 years of history in the U.S., where we have built lifelong customer relationships and created a vast distribution network of licensed financial advisors who help us bring the benefits of life insurance, wellness, and wealth planning to more individuals and their families. Our life insurance solutions are designed to meet customers' estate, business, income-protection, and wealth accumulation needs, while also helping them prepare to spend more years in good health. We also leverage the expertise and solutions of our Global Wealth and Asset Management segment.

We have integrated behavioural insurance across our suite of solutions, offering customers tools, resources, education, and rewards through John Hancock Vitality to help them make more informed decisions about their overall health. The program continuously evolves to include the latest advances in science and technology and is built on a network of collaborators including GRAIL, Apple, Prenuvo, and the Massachusetts Institute of Technology ("MIT") AgeLab.

Additionally, we have in-force LTC and annuity businesses. Our proven record of organically managing our LTC blocks, as well as our LTC, variable and fixed annuity reinsurance transactions over the last few years have been significant contributors to the Company's efforts to transform the business portfolio into one of higher returns and lower risk.

In 2025, our U.S. segment contributed 16% of the Company's core earnings from operating segments and, as at December 31, 2025, accounted for 12% of the Company's assets under management and administration.

Profitability

U.S. reported net loss attributed to shareholders of $527 million in 2025 compared with net income attributed to shareholders of $135 million in 2024. Net income (loss) attributed to shareholders is comprised of core earnings, which was $1,206 million in 2025 compared with $1,690 million in 2024, and items excluded from core earnings, which amounted to a net charge of $1,733 million in 2025 compared with a net charge of $1,555 million in 2024. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a $26 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.

Expressed in U.S. dollars, the functional currency of the segment, the net loss attributed to shareholders was US$367 million in 2025 compared with net income attributed to shareholders of US$96 million in 2024. Core earnings were US$862 million in 2025 compared with US$1,234 million in 2024 and items excluded from core earnings amounted to a net charge of US$1,229 million in 2025 compared with a net charge of US$1,138 million in 2024. Items excluded from core earnings are outlined in the table below.

The US$372 million, or 30%, decrease in core earnings was mainly due to a combination of factors, including unfavourable life insurance claims experience in 2025 compared with favourable experience in 2024, lower expected investment earnings and the net impact of the 2024 updates to actuarial methods and assumptions, which impacted expected investment earnings and insurance service result. This was partially offset by favourable lapse experience in 2025 compared with unfavourable experience in 2024. The net impact of the 2025 updates to actuarial methods and assumptions was slightly positive. Investment income on allocated capital also reduced core earnings by US$54 million on a pre-tax basis in 2025 compared with 2024. The RGA U.S. Reinsurance Transaction reduced core earnings by US$20 million in 2025 compared with 2024, attributable to the impact on expected earnings on insurance contracts, the expected investment earnings and the change in ECL.

The following table presents net income attributed to shareholders for the U.S. for 2025 and 2024 consisting of core earnings and items excluded from core earnings.

For the years ended December 31,	Canadian $		US $	
($ millions)	2025	2024	2025	2024
Core earnings	$ 1,206	$ 1,690	$ 862	$ 1,234
Items excluded from core earnings:[1]				
Market experience gains (losses)	(1,498)	(1,327)	(1,058)	(971)
Realized gains (losses) on debt instruments	(697)	(525)	(487)	(385)
Derivatives and hedge accounting ineffectiveness	2	(33)	3	(23)
Actual less expected long-term returns on public equity	(118)	(47)	(84)	(34)
Actual less expected long-term returns on ALDA	(719)	(751)	(514)	(550)
Other investment results	34	29	24	21
Updates to actuarial methods and assumptions that flow directly through income	(235)	(202)	(171)	(148)
Reinsurance transactions, tax-related items and other	-	(26)	-	(19)
Total items excluded from core earnings	(1,733)	(1,555)	(1,229)	(1,138)
Net income (loss) attributed to shareholders	$ (527)	$ 135	$ (367)	$ 96

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

Business Performance

U.S. APE sales of US$561 million in 2025 increased 24% compared with 2024, reflecting broad-based demand for our suite of products.

CSM was US$2,013 million as at December 31, 2025, an increase of US$298 million compared with December 31, 2024. Organic CSM movement was an increase of US$345 million in 2025 driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. The net favourable insurance experience was mainly due to long-term care lapse and claims experience. Inorganic CSM movement was a decrease of US$47 million in 2025 due to the RGA U.S. Reinsurance Transaction in the first quarter of 2025, partially offset by favourable market impacts from equity market experience and the net impact of 2025 updates to actuarial methods and assumptions that adjust the CSM.

Business Performance

As at and for the years ended December 31,	Canadian $		US $	
($ millions)	2025	2024	2025	2024
APE sales	$ 784	$ 623	$ 561	$ 454
Contractual service margin	$ 2,760	$ 2,468	$ 2,013	$ 1,715

Assets under Management

U.S. assets under management of US$145.8 billion as at December 31, 2025 decreased 2% compared with December 31, 2024. The decrease was largely due to the transfer of invested assets related to the RGA U.S. Reinsurance Transaction, partially offset by the net impact from interest rates and equity markets on both segregated funds net assets and total invested assets.

Assets under Management

As at December 31,	Canadian $		US $	
($ millions)	2025	2024	2025	2024
Total invested assets	$ 122,591	$ 136,833	$ 89,434	$ 95,142
Segregated funds net assets	77,272	77,440	56,372	53,845
Total assets under management	$ 199,863	$ 214,273	$ 145,806	$ 148,987

Strategic Highlights

At John Hancock, we are focused on profitably growing our life insurance business to sustain a scaled presence in the U.S. by diversifying and enhancing our product portfolio and deploying AI-driven solutions to transform the end-to-end purchase experience for our customers. We are also focused on differentiating through behavioural insurance solutions to help our customers live longer, healthier, better lives. In 2025, we:

Delivered strong new business growth by strengthening our distribution model and diversifying our portfolio with new offerings and enhancements to our current solutions:

- Enhanced our distribution footprint by expanding our wholesaling team, pursuing more targeted growth strategies and accelerating our penetration within the U.S. HNW and mass affluent markets;
- Expanded our suite of insurance solutions by introducing an accumulation survivorship indexed universal life product, John Hancock's first offering in this product category;
- Introduced a new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process; and
- Offered improved fund selection and index loans on our new variable universal life insurance solution.

Positioned ourselves as an AI-powered organization, leveraging GenAI capabilities to accelerate underwriting, improve the customer experience, and detect and reduce fraud, waste, and abuse:

- Partnered with Munich Re Life US to enhance underwriting efficiency through *alitheia*, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process; and
- Deployed GenAI capabilities to improve outcomes in our in-force Long Term Care ("LTC") insurance business, including further enhancements to automated claims processing and predictive analytics to detect and reduce fraud, waste and abuse.

Advanced our mission to help our customers live longer, healthier, and better lives:

- Empowered eligible John Hancock Vitality members with early detection technology and resources to proactively manage their health, including annual and recurring access to GRAIL's Galleri® multi-cancer early detection test, access to Function Health's technology and health screening tools, and access to continuous glucose monitoring technology and dietitian support; and
- Released the first-of-its-kind Longevity Preparedness Index – developed in collaboration with the MIT AgeLab, to deliver actionable insights on what it means to prepare well for living longer, and build on our brand awareness in the longevity space.

5. Global Wealth and Asset Management

Our Global Wealth and Asset Management segment, branded Manulife Wealth & Asset Management, is defined by our purpose: to be the number one choice for customers to make decisions easier and lives better by empowering investors for a better tomorrow. We operate across 20 geographies, including 10 in Asia[1], distributing innovative investment solutions to both individual and institutional investors through three integrated and complementary business lines.

Through our extensive team of investment professionals across public and private markets, including Manulife | CQS Investment Management and Manulife | Comvest, we offer investment capabilities across a wide spectrum of asset classes. Our philosophy across our entire platform is anchored on good stewardship, engaging with companies and investors with a view to addressing material risks, which in turn allows us to deliver resilient, alpha-generating investment solutions to our customers.

We distribute our investment capabilities and solutions through three global businesses:

Our Retirement business serves more than 9 million investors in North America and Asia through retirement plan solutions, with investments managed by our internal teams and third-party managers. We offer financial guidance and advice to investors to help them improve their financial preparedness, and also provide solutions to investors when they retire or leave their employer plan.

Our Retail business serves individual investors through third-party intermediaries in North America and Asia, and through an affiliated wealth management network in North America. Our product platform predominantly consists of internally managed solutions. We also supplement our solutions by partnering with third-party managers through sub-advisory agreements.

Our Institutional Asset Management business serves a broad range of clients around the world, including pension plans, foundations, endowments, financial institutions, and other institutional investors as well as our own insurance business.

We believe that the combination of our global footprint, broad investment expertise, and diversified distribution channels position us strongly to capitalize on high-growth opportunities in the most attractive markets globally.

In 2025, our Global WAM segment contributed 25% of the Company's core earnings from operating segments and, as at December 31, 2025, represented 65% of the Company's total assets under management and administration.

Profitability

Global WAM's net income attributed to shareholders was $1,900 million in 2025 compared with $1,597 million in 2024. Net income (loss) attributed to shareholders is comprised of core earnings, which was $1,932 million in 2025 compared with $1,673 million in 2024, and items excluded from core earnings, which amounted to a net charge of $32 million in 2025 compared with a net charge of $76 million in 2024. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders.

Core earnings increased $259 million, or 14%, compared with 2024 on a constant exchange rate basis, primarily driven by an increase in net fee income from higher average AUMA, reflecting the favourable impact of markets and the acquisition of Comvest, higher performance fees in Institutional Asset Management, as well as disciplined expense management. This increase was partially offset by lower favourable tax true-ups and tax benefits, the impact of the eMPF transition in Hong Kong and lower fee spreads.

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[1] United States, Canada, Japan, Hong Kong, Singapore, Taiwan, Indonesia, Vietnam, Malaysia, India, the Philippines, Brazil, England, Ireland, Switzerland, Germany, and mainland China. In addition, we have timberland/farmland operations in Australia, New Zealand, and Chile.

The following table presents net income attributed to shareholders for the Global WAM segment for 2025 and 2024 consisting of core earnings and items excluded from core earnings.

For the years ended December 31,

($ millions)		2025		2024
Core earnings				
Retirement	$	**1,101**	$	950
Retail		**595**		581
Institutional		**236**		142
Core earnings		**1,932**		1,673
Items excluded from core earnings:[1]				
Market experience gains (losses)		**22**		4
Realized gains (losses) on debt instruments		*3*		*-*
Derivatives and hedge accounting ineffectiveness		*-*		*-*
Actual less expected long-term returns on public equity		*25*		*4*
Actual less expected long-term returns on ALDA		*(6)*		*-*
Other investment results		*-*		*-*
Restructuring charge		**(9)**		(66)
Amortization of acquisition-related intangible assets[2]		**(18)**		-
Reinsurance transactions, tax-related items and other		**(27)**		(14)
Total items excluded from core earnings		**(32)**		(76)
Net income (loss) attributed to shareholders	$	**1,900**	$	1,597

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.
[2] This item is excluded from core earnings commencing in 3Q25. See "Non-GAAP and Other Financial Measures" below for more information.

In 2025, core EBITDA[1] was $2,571 million, $639 million higher than core earnings. In 2024, core EBITDA was $2,173 million, $500 million higher than core earnings. Core EBITDA increased $398 million, or 17%, compared with 2024, driven by similar factors impacting core earnings as mentioned above.

Core EBITDA margin[2] was 29.7% in 2025 compared with 27.1% in 2024. The 260 basis point increase was primarily driven by similar factors impacting core earnings as mentioned above.

Core EBITDA

For the years ended December 31,

($ millions)		2025		2024
Core earnings	$	**1,932**	$	1,673
Amortization of deferred acquisition costs and other depreciation		**202**		188
Amortization of deferred sales commissions		**87**		78
Core income tax expenses (recoveries)		**350**		234
Core EBITDA	$	**2,571**	$	2,173
Core EBITDA margin (%)		**29.7%**		27.1%

Business Performance

Net outflows were $14.3 billion in 2025 compared with net inflows of $13.3 billion in 2024.

- Retirement net outflows were $9.4 billion in 2025 compared with net inflows of $0.7 billion in 2024, primarily driven by higher retirement plan redemptions, and higher net member withdrawals reflecting higher account balances from market growth. This was partially offset by higher new plan sales in Canada.
- Retail net outflows were $12.3 billion in 2025 compared with net inflows of $6.8 billion in 2024, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
- Institutional Asset Management net inflows were $7.4 billion in 2025 compared with net inflows of $5.7 billion in 2024, driven by higher net flows from fixed income mandates including strong contributions from our Manulife | CQS products, and the impact of the acquisition of Comvest. This was partially offset by higher redemptions in equity mandates and lower deployments in private markets.

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below.
[2] This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

Net Flows

For the years ended December 31,

($ millions)	2025	2024
Net flows	$ (14,264)	$ 13,270

Assets under Management and Administration

As at December 31, 2025, AUMA for our wealth and asset management businesses were $1,106.6 billion, an increase of 11% compared with December 31, 2024, driven by the favourable impact of equity markets and interest rates, and the assets from the acquisition of Comvest in 4Q25, partially offset by net outflows. As of December 31, 2025, Global WAM also managed 234.4 billion in assets for the Company's other reporting segments. Including those assets, AUMA managed by Global WAM[1] were $1,341.0 billion compared with $1,257.8 billion as at December 31, 2024.

Segregated funds net assets were $313.6 billion as at December 31, 2025, an increase of 7% compared with December 31, 2024 on an actual exchange rate basis, driven by the favourable impact of equity markets partially offset by unfavorable foreign currency exchange rates.

Changes in Assets under Management and Administration

As at and for the years ended December 31,

($ millions)	2025	2024
Balance January 1,	$ 1,031,085	$ 849,163
Acquisitions / Dispositions[1]	17,551	18,670
Net flows	(14,264)	13,270
Investment income (loss) and other	72,218	149,982
Balance December 31,	$ 1,106,590	$ 1,031,085
Average assets under management and administration	$ 1,070,839	$ 946,087

[1] Includes $17.5 billion of AUM from the acquisition of Comvest in 2025 and $19.0 billion of AUM from the acquisition of CQS in 2024.

Assets under Management and Administration

As at December 31,

($ millions)	2025	2024
Total invested assets	$ 9,787	$ 9,743
Segregated funds net assets[1]	313,566	291,860
Mutual funds, institutional asset management and other[2]	537,216	506,868
Total assets under management	860,569	808,471
Other assets under administration	246,021	222,614
Total assets under management and administration	$ 1,106,590	$ 1,031,085

[1] Segregated funds net assets are primarily comprised of AUM in our Retirement business, which mainly consists of fee-based products with little or no guarantees.
[2] Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Managed Assets under Management and Administration

As at December 31,

($ millions)	2025	2024
Assets under management and administration	$ 1,106,590	$ 1,031,085
AUM managed by Global WAM on behalf of Manulife's other segments	234,370	226,752
Total managed assets under management and administration	$ 1,340,960	$ 1,257,837

Strategic Highlights

As one of Manulife's highest potential businesses, we are focused on accelerating growth, achieving operational excellence, and driving value for shareholders. Our strategy is anchored in delivering consistently strong risk-adjusted returns for investors; offering differentiated products, solutions and experiences to drive better customer outcomes; expanding global distribution capabilities; amplifying our partnerships with insurance affiliates; and maximizing the value of our vertically integrated model. Our strategy is further powered by our winning talent and culture, our strong reputation and global brand, our technology and AI-forward mindset, and our focus on financial and operational discipline.

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below.

We continued to embrace a digital-first mindset and integrated AI-powered solutions to enhance the experiences for our customers. In 2025, we:

- Incorporated a suite of AI-powered research tools to enhance investment analysis for our public markets investment research teams. By integrating internal and external data into actionable insights, we streamline our research process, accelerate decision-making, and empower our investment professionals to focus on driving value for our clients;
- Expanded our retirement plan offerings with the launch of FutureStep™ and FutureChoice™ in the U.S., two fully digital retirement plan solutions that enhance our capabilities and market presence. These new offerings improve user experience by integrating AI and streamlining both client onboarding and participant access;
- Launched an AI-powered sales enablement solution in U.S. Retirement, delivering real-time insights and personalized content to enhance our sales operations and productivity, improve our sales close ratio, and drive revenue growth. This reduced the time spent on information searches and tripled the number of sales opportunities compared with 2024; and
- Enhanced the Manulife iFUNDS platform, making it the first integrated digital wealth solution in Singapore that offers advisors a unified view of clients' Unit Trust and Investment-Linked Plan ("ILP") holdings. By integrating these into a single platform and incorporating AI-powered ILP analytics capabilities, the enhancements streamline portfolio oversight, accelerate transaction execution, and empower advisors to deliver more personalized and insightful financial guidance.

We executed several initiatives to drive sustainable growth opportunities and deliver comprehensive investment solutions. In 2025, we:

- Acquired 75% of Comvest Credit Partners ("Comvest"), a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date. The acquisition will enhance our private credit capabilities and create a comprehensive platform by aligning Comvest and Manulife's existing senior credit team.[1] By leveraging Comvest's investment philosophy and expertise, we can offer clients expanded access to differentiated private credit strategies;
- Entered into an agreement to acquire PT Schroder Investment Management Indonesia ("Schroders Indonesia"), strengthening our position as the largest asset manager in Indonesia. It will enable us to deliver enhanced value to our clients and stakeholders by leveraging the firm's local expertise and client relationships[2];
- Successfully closed the Manulife Infrastructure Fund III, L.P., raising over US$5.5 billion from existing and new investors. This milestone reflects the continued strength of our North American mid-market infrastructure strategy and our commitment to meeting investor needs for alternative solutions through strategic expansion of our product offerings; and
- Entered a strategic partnership with BOCHK to launch our flagship Global Multi-Asset Diversified Income Fund to customers in Hong Kong and Malaysia. The collaboration leverages the firm's distribution capabilities and our asset management expertise to provide customers with comprehensive wealth management solutions.

We continued to focus on educating and supporting our customers and advisors around the importance of health, wealth and longevity. In 2025, we:

- Partnered with the U.S. segment to introduce exclusive health and wellness offers to more than 3 million plan participants in U.S. Retirement, including access to GRAIL's Galleri® multi-cancer early detection test to eligible participants. These initiatives reinforce our commitment to longevity and helped participants address the financial preparedness gap; and
- Released our second annual global Financial Resilience and Longevity study. With insights drawn from retirement plan members across all regions, our report outlined tailored steps for each generation and highlighted how retirement plan providers, sponsors, and advisors can support better financial outcomes across people's lifespans.

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[1] See "Caution regarding forward looking statements" above.
[2] Subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. See "Caution regarding forward looking statements" above.

6. Corporate and Other

Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our P&C Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.

Profitability

Corporate and Other reported a net loss attributed to shareholders of $86 million in 2025 compared with net income attributed to shareholders of $77 million in 2024. Net income (loss) attributed to shareholders is comprised of core earnings (loss) and items excluded from core earnings (loss). Core loss was $220 million in 2025 compared with core loss of $215 million in 2024. Items excluded from core earnings (loss) amounted to a net gain of $134 million in 2025 compared with a net gain of $292 million in 2024. Items excluded from core earnings (loss) are outlined in the table below. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders.

The unfavourable variance in core loss of $5 million was primarily attributable to higher interest on capital allocated to operating segments and lower gains from updates to provisions for estimated losses in our P&C Reinsurance business compared to prior year, partially offset by an adjustment to the accrual for withholding taxes following the announcement of the Comvest acquisition and higher investment income.

The following table presents net income attributed to shareholders for 2025 and 2024 consisting of core earnings (loss) and items excluded from core earnings (loss).

For the years ended December 31,

($ millions)	2025	2024
Core earnings (loss)	**$ (220)**	$ (215)
Items excluded from core earnings (loss):[1]		
Market experience gains (losses)	**52**	435
Realized gains (losses) on debt instruments	*(22)*	*265*
Derivatives and hedge accounting ineffectiveness	*(61)*	*148*
Actual less expected long-term returns on public equity	*167*	*86*
Actual less expected long-term returns on ALDA	*(25)*	*(4)*
Other investment results	*(7)*	*(60)*
Updates to actuarial methods and assumptions that flow directly through income	**-**	6
Reinsurance transactions, tax-related items and other	**82**	(149)
Total items excluded from core earnings (loss)	**134**	292
Net income (loss) attributed to shareholders	**$ (86)**	$ 77

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

Strategic Highlights

Our P&C Reinsurance business provides substantial retrocessional capacity for a select clientele in the property and casualty reinsurance market. The business is largely non-correlated to Manulife's other businesses and helps diversify our overall business mix. We manage the risk exposure of this business in relation to the total Company balance sheet risk and volatility as well as the prevailing market pricing conditions. The business is renewable annually, and we currently estimate our exposure limit in 2025 for a single event to be approximately US$250 million (net of reinstatement premiums) and for multiple events to be approximately US$550 million (net of all premiums).[1]

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[1] See "Caution regarding forward-looking statements" above.

7.   Investments

Our investment philosophy for the general fund is to invest in an asset mix that optimizes our risk adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment. We invest in a diversified mix of assets and our diversification strategy has historically produced superior risk adjusted returns while reducing overall risk. We use a disciplined approach across all asset classes. Our risk management strategy is outlined in the "Risk Management and Risk Factors" section below.

General Fund Assets

As at December 31, 2025, our general fund invested assets totaled $459.9 billion compared with $442.5 billion at the end of 2024. The following table shows the asset class composition as at December 31, 2025 and December 31, 2024.

As at December 31, ($ billions)	2025			2024		
	Carrying value	% of total	Fair value	Carrying value	% of total	Fair value
Cash and short-term securities	$ 26.7	6	$ 26.7	$ 25.8	6	$ 25.8
Debt securities and private placement debt						
Government bonds	83.4	18	83.1	83.9	19	83.6
Corporate bonds	128.4	28	128.2	125.0	28	124.8
Mortgage / asset-backed securities	2.3	1	2.3	1.8	-	1.8
Private placement debt	51.8	11	51.8	49.7	11	49.7
Mortgages	57.1	12	57.6	54.4	12	54.8
Loans to Bank clients	2.7	1	2.7	2.3	1	2.3
Public equities	41.0	9	41.0	33.7	8	33.7
Alternative long-duration assets						
Real estate	12.7	3	12.8	13.3	3	13.4
Infrastructure	18.6	4	19.2	17.8	4	18.3
Timber and agriculture	6.0	1	6.5	5.9	1	6.5
Private equity	18.4	4	18.5	18.3	4	18.3
Energy	1.7	-	1.7	1.9	1	1.9
Various other ALDA	4.3	1	4.3	3.9	1	3.8
Leveraged leases and other	4.8	1	4.8	4.8	1	4.8
Total general fund invested assets	**$ 459.9**	**100**	**$ 461.2**	$ 442.5	100	$ 443.5

The carrying values for invested assets are generally equal to their fair values, however, residential mortgages and some commercial mortgages are carried at amortized cost; company own use properties are mainly held at fair value; loans to Bank clients are carried at amortized cost; and private equity investments, including infrastructure, energy, and timber, are accounted for as associates using the equity method, or at fair value. Certain public bonds are classified as held to maturity and held at amortized cost, with the remaining public and private bonds being classified as either "fair value through other comprehensive income" or as "fair value through profit or loss".

Shareholders' accumulated other comprehensive pre-tax income (loss) as at December 31, 2025 consisted of a $15.8 billion loss for bonds (2024 – loss of $17.5 billion), a $2.7 billion loss for private placements (2024 – loss of $3.2 billion), and a $0.9 billion loss for mortgages (2024 – loss of $1.7 billion). Included in the losses for bonds, private placements and mortgages were gains related to the fair value hedge basis adjustments attributable to the hedged risk of certain FVOCI bonds, FVOCI private placements and FVOCI mortgages of $322 million, $112 million and $12 million, respectively (2024 – loss of $414 million, $235 million, and $124 million, respectively).

Debt Securities and Private Placement Debt

We manage our high-quality fixed income portfolio to optimize yield and quality while ensuring that asset portfolios remain diversified by sector, industry, issuer, and geography. As at December 31, 2025, our fixed income portfolio of $265.9 billion (2024 – $260.3 billion) was 96% investment grade (rated BBB or better) and 70% was rated A or higher (2024 – 96% and 70%, respectively). Our private placement debt holdings provide diversification benefits (issuer, industry, and geography) and, because they often have stronger protective covenants and collateral than debt securities, they typically provide better credit protection and potentially higher recoveries in the event of default. Geographically, our fixed income portfolio is well-diversified. 20% is invested in Canada (2024 – 20%), 47% is invested in the U.S. (2024 – 48%), 7% is invested in Europe (2024 – 6%) and the remaining 26% is invested in Asia and other geographic areas (2024 – 26%).

Debt Securities and Private Placement Debt – by Credit Quality[1]

As at December 31, ($ billions)	2025 Debt securities	Private placement debt	Total	% of Total	2024 Debt securities	Private placement debt	Total	% of Total
AAA	$ 18.9	$ 0.3	$ 19.2	7	$ 39.3	$ 0.6	$ 39.9	15
AA	55.1	7.9	63.0	24	36.2	7.5	43.7	17
A	83.8	18.6	102.4	39	80.9	17.5	98.4	38
BBB	51.8	18.2	70.0	26	48.6	17.8	66.4	26
BB	4.4	1.0	5.4	2	4.7	0.9	5.6	2
B & lower, and unrated	0.1	5.8	5.9	2	0.9	5.4	6.3	2
Total carrying value	**$ 214.1**	**$ 51.8**	**$ 265.9**	**100**	$ 210.6	$ 49.7	$ 260.3	100

[1] Reflects credit quality ratings as assigned by Nationally Recognized Statistical Rating Organizations ("NRSRO") using the following priority sequence order: S&P Global Ratings ("S&P"), Moody's Investors Services ("Moody's"), DBRS Limited and its affiliated entities ("Morningstar DBRS"), Fitch Ratings Inc. ("Fitch"), Rating and Investment information, Japan Credit Rating, and Kroll Bond Rating Agency. For those assets where ratings by NRSRO are not available, disclosures are based upon internal ratings as described in the "Risk Management and Risk Factors" section below.

Debt Securities and Private Placement Debt – by Sector

As at December 31, (Per cent of carrying value, unless otherwise stated)	2025 Debt securities	Private placement debt	Total	2024 Debt securities	Private placement debt	Total
Government and agency	39	8	33	40	9	34
Utilities	14	32	17	14	34	18
Financial	15	13	15	15	12	15
Industrial	8	15	9	8	15	9
Consumer (non-cyclical)	8	16	9	7	14	9
Energy	6	5	7	6	5	6
Consumer (cyclical)	3	6	4	3	5	3
Securitized (MBS/ABS)	1	-	1	1	1	1
Telecommunications	2	1	1	2	1	1
Basic materials	2	3	2	2	3	2
Technology	1	1	1	1	-	1
Media and internet and other	1	-	1	1	1	1
Total per cent	**100**	**100**	**100**	100	100	100
Total carrying value ($ billions)	**$ 214.1**	**$ 51.8**	**$ 265.9**	$ 210.6	$ 49.7	$ 260.3

As at December 31, 2025, gross unrealized losses on our fixed income holdings were $23.4 billion, or 8%, of the amortized cost of these holdings (2024 – gross unrealized loss of $26.9 billion or 10%). Of this amount, $13.0 billion (2024 – $12.2 billion) related to debt instruments trading below 80% of amortized cost for more than 6 months. Securitized assets represented $75.0 million of the gross unrealized losses and $0.2 million of the amounts traded below amortized cost for more than 6 months (2024 – gross unrealized loss of $111.0 million and $0.2 million, respectively). After adjusting for debt securities supporting participating policyholder and pass-through products and the provisions for credit included in the insurance and investment contract liabilities, the potential impact to shareholders' pre-tax earnings for debt securities trading below 80% of amortized cost for greater than 6 months was approximately $10.6 billion as at December 31, 2025 (2024 – $10.2 billion).

Mortgages

As at December 31, 2025, our mortgage portfolio of $57.1 billion represented 12% of invested assets (2024 – $54.4 billion and 12%, respectively). Geographically, 70% of the portfolio is invested in Canada (2024 – 68%) and 30% is invested in the U.S. (2024 – 32%). The overall portfolio is also diversified by geographic region, property type, and borrower. Of the total mortgage portfolio, 15% is insured (2024 – 14%), primarily by the Canada Mortgage and Housing Corporation ("CMHC") — Canada's AAA rated government-backed national housing agency, with 31% of residential mortgages insured (2024 – 31%) and 2% of commercial mortgages insured (2024 – 1%).

As at December 31, ($ billions)	2025		2024	
	Carrying value	% of total	Carrying value	% of total
Commercial				
Retail	$ 7.9	14	$ 8.0	15
Office	7.1	12	7.5	14
Multi-family residential	6.6	12	6.7	12
Industrial	6.1	11	5.5	10
Other commercial	2.3	4	2.4	4
	30.0	53	30.1	55
Other mortgages				
Manulife Bank single-family residential	26.8	46	24.0	44
Agricultural	0.3	1	0.3	1
Total mortgages	$ 57.1	100	$ 54.4	100

Our commercial mortgage loans are originated with a hold-for-investment philosophy. They have low loan-to-value ratios, high debt-service coverage ratios, and as at December 31, 2025, there were 3 loans in arrears. Geographically, of the total commercial mortgage loans, 44% are in Canada and 56% are in the U.S. (2024 – 43% and 57%, respectively). We are diversified by property type and largely avoid market segments such as hotels, construction loans, and second liens.

Non-CMHC Insured Commercial Mortgages[1]

As at December 31,	2025		2024	
	Canada	U.S.	Canada	U.S.
Loan-to-Value ratio[2]	59%	57%	61%	59%
Debt-Service Coverage ratio[2]	1.74x	1.98x	1.67x	1.94x
Average duration (years)	3.91	5.33	4.15	5.47
Average loan size ($ millions)	$ 22.0	$ 21.6	$ 21.7	$ 21.9
Loans in arrears[3]	0.03%	0.36%	0.00%	0.00%

[1] Excludes Manulife Bank commercial mortgage loans of $376 million (2024 – $350 million).
[2] Loan-to-Value and Debt-Service Coverage ratios are based on re-underwritten cash flows.
[3] Arrears defined as three or more missed monthly payments or in the process of foreclosure in Canada and two or more missed monthly payments or in the process of foreclosure in the U.S.

Public Equities

As at December 31, 2025, public equity holdings of $41.0 billion represented 9% (2024 – $33.7 billion and 8%) of invested assets and, when excluding assets supporting participating policyholder and pass-through products, represented 1% (2024 – 1%) of invested assets. The portfolio is diversified by industry sector and issuer. Geographically, 20% (2024 – 20%) is held in Canada; 9% (2024 – 12%) is held in the U.S.; and the remaining 71% (2024 – 68%) is held in Asia, Europe, and other geographic areas.

Public Equities – classified by type of product-line supported

As at December 31, ($ billions)	2025		2024	
	Carrying value	% of total	Carrying value	% of total
Participating policyholders	$ 27.3	67	$ 20.8	62
Non-participating products and pass-through products	10.4	25	9.3	28
Global Wealth and Asset Management[1]	1.6	4	1.5	4
Corporate and Other segment	1.7	4	2.1	6
Total public equities	$ 41.0	100	$ 33.7	100

[1] Includes $1.2 billion of seed money investments in new segregated and mutual funds.

Alternative Long-Duration Assets

Our ALDA portfolio is comprised of a diverse range of asset classes with varying degrees of correlations. The portfolio typically consists of private assets representing investments in varied sectors of the economy which act as a natural hedge against future inflation and serve as an alternative source of asset supply to long-term corporate bonds. In addition to being a suitable match for our long-duration liabilities, these assets provide enhanced long-term yields and diversification relative to traditional fixed income markets. The majority of our ALDA are managed in-house.

As at December 31, 2025, carrying value of ALDA of $61.7 billion represented 13% (2024 – $61.1 billion and 14%) of invested assets. The fair value of total ALDA was $62.9 billion as at December 31, 2025 (2024 – $62.3 billion). The carrying value and corresponding fair value by sector and/or asset type are outlined above (see table in the section "General Fund Assets").

Real Estate

Our real estate portfolio is diversified by geographic region; of the total fair value of this portfolio, 43% is located in the U.S., 38% in Canada, and 19% in Asia and Other as at December 31, 2025 (2024 – 45%, 37%, and 18%, respectively). This high-quality portfolio has very low leverage and is well-diversified by property type, including industrial, multi-family, urban office, suburban office, and company own use buildings. The portfolio is well-positioned with an average occupancy rate of 82% (2024 – 84%) and an average lease term of 5.5 years (2024 – 5.4 years). During 2025, one acquisition was executed representing $0.05 billion market value of commercial real estate asset (2024 – no acquisitions). As part of ongoing portfolio management initiatives, 6 commercial real estate assets totaling $0.36 billion were sold during 2025 (2024 - 3 sales and $0.07 billion, respectively).

The composition of our real estate portfolio based on fair value is as follows:

As at December 31,	2025		2024	
($ billions)	Fair value	% of total	Fair value	% of total
Company Own Use	$ 2.8	22	$ 2.8	21
Office – Downtown	3.5	27	3.8	28
Office – Suburban	0.7	5	0.8	6
Industrial	2.5	20	2.6	19
Residential	2.5	20	2.5	19
Retail	0.3	2	0.3	2
Other	0.5	4	0.6	5
Total real estate[1]	**$ 12.8**	**100**	$ 13.4	100

[1] These figures represent the fair value of the real estate portfolio excluding real estate interests. The carrying value of the portfolio was $12.7 billion and $13.3 billion as at December 31, 2025 and December 31, 2024, respectively.

Infrastructure

We invest both directly and through funds in a variety of industry specific asset classes, listed below. The portfolio is well-diversified with over 700 portfolio companies. The portfolio is predominantly invested in the U.S. and Canada, but also in Europe, Australia, Asia, and Latin America. Our power and infrastructure holdings are as follows:

As at December 31,	2025		2024	
($ billions)	Carrying value	% of total	Carrying value	% of total
Renewable power generation	$ 3.8	21	$ 3.8	21
Thermal power generation	1.2	7	1.7	9
Transportation (including roads, ports)	4.8	26	4.5	25
Electric and gas regulated utilities	0.7	3	0.7	4
Electricity transmission	-	-	0.1	1
Water distribution	0.3	1	0.3	2
Midstream gas infrastructure	0.7	4	0.7	4
Maintenance service, efficiency and social infrastructure	1.7	9	1.3	7
Digital infrastructure	5.1	27	4.4	25
Other infrastructure	0.3	2	0.3	2
Total infrastructure	**$ 18.6**	**100**	$ 17.8	100

Timber and Agriculture

Our timber and agriculture assets of $6.0 billion as at December 31, 2025 (2024 – $5.9 billion) are managed by a proprietary entity, Manulife Investment Management Timberland and Agriculture ("MIM Timberland and Agriculture"). In addition to being the world's largest timberland investment manager for institutional investors[1], with timberland properties in the U.S., New Zealand, Australia, Chile, Brazil, and Canada, MIM Timberland and Agriculture also manages farmland properties in the U.S., Australia, Chile, and Canada. The general fund's timber holdings comprised 21% of MIM's total timberland AUM (2024 – 21%). The farmland portfolio includes annual (row) crops, fruit crops, wine grapes, and nut crops. The general fund's farmland holdings comprised 41% of MIM's total farmland AUM (2024 – 41%).

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[1] Based on the global timber investment management organization ranking in the RISI International Timberland Ownership and Investment Database.

Private Equities

Our private equity portfolio of $18.5 billion (2024 – $18.3 billion) includes both directly held private equity and private equity funds. Both are diversified across vintage years and industry sectors. The portfolio is largely invested in private market companies across various sectors of the economy including: consumer, business, financial, healthcare and IT services, and software.

Energy

This category is comprised of $1.7 billion (2024 – $1.9 billion), which includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

Investment Income

For the years ended December 31,

($ millions)	2025	2024
Interest income	$ 14,210	$ 13,761
Dividend, rental income and other income[1]	4,870	3,719
Impairments, provisions and recoveries, net	(106)	109
Other	40	660
	19,014	18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities		
Debt securities	226	(1,857)
Public equities	5,231	4,178
Mortgages	61	(151)
Private placements	161	235
Real estate	(29)	(592)
Other invested assets	255	1,256
Derivatives	370	(859)
	6,275	2,210
Investment expenses	(1,342)	(1,348)
Total investment income (loss)	$ 23,947	$ 19,111

[1] Rental income from investment properties is net of direct operating expenses.

In 2025, the $23.9 billion of investment income (2024 – income of $19.1 billion) consisted of:

- $19.0 billion of investment income before net realized and unrealized gains on assets supporting insurance and investment contract liabilities (2024 – income of $18.2 billion);

- $6.3 billion of net realized and unrealized gains on assets supporting insurance and investment contract liabilities (2024 – gains of $2.2 billion); and

- $1.3 billion of investment expenses (2024 – $1.3 billion).

The $0.8 billion increase in net investment income before unrealized and realized gains was primarily driven by higher interest income on private equity assets.

In 2025, net realized and unrealized gains on assets supporting insurance and investment contract liabilities were $6.3 billion compared with gains of $2.2 billion in 2024. The 2025 gains were primarily driven by gains on equities resulting from higher equity markets in the U.S., Canada, and Asia. The 2024 gains were primarily driven by gains on equities resulting from higher equity markets in the U.S., Canada and Asia, partially offset by losses on fixed income assets resulting from higher interest rates in the U.S. and Canada.

8. Fourth Quarter Financial Highlights

Profitability

($ millions, unless otherwise stated)	Quarterly Results	
	4Q25	4Q24
Net income (loss) attributed to shareholders	$ 1,499	$ 1,638
Core earnings[1]	$ 1,993	$ 1,907
Diluted earnings (loss) per common share ($)	$ 0.83	$ 0.88
Core EPS ($)	$ 1.12	$ 1.03
ROE	12.7%	14.0%
Core ROE	17.1%	16.5%
Expense efficiency ratio	44.7%	44.4%
General expenses	$ 1,327	$ 1,328
Core expenses	$ 1,873	$ 1,797

[1] Impact of currency movement on the fourth quarter of 2025 ("4Q25") core earnings compared with the fourth quarter of 2024 ("4Q24") was a $7 million unfavourable variance.

Manulife's 4Q25 net income attributed to shareholders was $1,499 million compared with $1,638 million in 4Q24. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,993 million in 4Q25 compared with $1,907 million in 4Q24, and items excluded from core earnings, which amounted to a net charge of $494 million in 4Q25 compared with a net charge of $269 million in 4Q24. The effective tax rate on net income (loss) attributed to shareholders was 16% in 4Q25 compared with 19% in 4Q24, primarily due to differences in the jurisdictional mix of earnings and the impact of tax true-ups.

Net income attributed to shareholders in 4Q25 decreased $139 million compared with 4Q24, primarily reflecting a higher charge from market experience, partially offset by growth in core earnings. The net charge from market experience of $441 million in 4Q25 was primarily from lower-than-expected returns on ALDA, mainly related to infrastructure, private equity, and real estate investments, as well as a net charge from derivatives and hedge accounting ineffectiveness.

The 5% increase in core earnings on a constant exchange rate basis compared with 4Q24 was driven by growth in our insurance business, the net impact of 2025 updates to actuarial methods and assumptions and a net release in the provision for ECL in 4Q25. In addition, core earnings increased in Global WAM, reflecting higher net fee income[1], as well as disciplined expense management, partially offset by the impact of the eMPF transition in Hong Kong and lower performance fees in Institutional Asset Management. These increases were partially offset by unfavourable insurance experience in our U.S. life insurance business, lower expected investment earnings and less favourable insurance experience in Canada. In addition, the RGA U.S. Reinsurance Transaction reduced core earnings by $6 million in 4Q25 compared with 4Q24.

Additional information on the change in ECL is presented in the following table:

($ millions)	4Q25	4Q24
Change in ECL		
Net new originations or purchases	$ 1	$ (6)
Changes to risk, parameters and models		
Credit migration	(36)	(9)
Parameter and model updates, and other	47	10
Total (increase) recovery in ECL, pre-tax	$ 12	$ (5)
Total (increase) recovery in ECL, post-tax	$ 11	$ (3)

The reduction in the ECL provision of $11 million post-tax in 4Q25 was primarily related to a positive market environment and parameter updates, partially offset by credit migration. The post-tax ECL provision was neutral in 4Q24, reflecting the positive macro environment, offset by credit migration.

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1 The increase in Global WAM net fee income was due to higher average AUMA resulting from the favourable impact of markets over the past 12 months and the acquisition of Comvest.

Core earnings by segment are presented in the following table for the periods presented.

($ millions)		4Q25		4Q24
Core earnings by segment				
Asia	$	**785**	$	640
Canada		**413**		390
U.S.		**319**		412
Global Wealth and Asset Management		**490**		459
Corporate and Other		**(14)**		6
Total core earnings	$	**1,993**	$	1,907

In Asia, core earnings were $785 million in 4Q25 compared with $640 million in 4Q24. The 24% increase on a constant exchange rate basis was driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, both reflecting business growth. The increase in expected earnings on insurance contracts also reflected the net impact of 2025 updates to actuarial methods and assumptions. Investment income on allocated capital also increased core earnings by $21 million on a pre-tax basis in 4Q25 compared with 4Q24.

In Canada, core earnings were $413 million in 4Q25 compared with $390 million in 4Q24. The 6% increase primarily reflected favourable insurance experience in Individual Insurance, higher expected investment earnings, business growth in Group Insurance, and an increase in CSM amortization, partially offset by less favourable insurance experience in Group Insurance. Core earnings also included the net favourable impact of 2025 updates to actuarial methods and assumptions. Investment income on allocated capital reduced core earnings by $7 million on a pre-tax basis compared with 4Q24.

In the U.S., core earnings were $319 million in 4Q25 compared with $412 million in 4Q24. The 22% decrease on a constant exchange rate basis reflected lower expected investment earnings and unfavourable life insurance claims experience in 4Q25 compared with favourable experience in 4Q24, partially offset by higher expected earnings on insurance contracts. Investment income on allocated capital also reduced core earnings by $19 million on a pre-tax basis in 4Q25 compared with 4Q24. The RGA U.S. Reinsurance Transaction reduced core earnings by $5 million in 4Q25 compared with 4Q24, attributable to the impact on the expected earnings on insurance contracts and expected investment earnings.

Global WAM core earnings were $490 million in 4Q25 compared with $459 million in 4Q24. The 7% increase was driven by an increase in net fee income from higher average AUMA resulting from the favourable impact of markets over the past 12 months and the acquisition of Comvest, as well as disciplined expense management. This increase was partially offset by the impact of the eMPF transition in Hong Kong and lower performance fees in Institutional Asset Management.

Corporate and Other core loss was $14 million in 4Q25 compared with core earnings of $6 million in 4Q24. The $20 million decrease in core earnings was primarily related to higher interest on capital allocated to operating segments.

The following table presents net income attributed to shareholders consisting of core earnings and the items excluded from core earnings.

($ millions)		4Q25		4Q24
Core earnings	$	**1,993**	$	1,907
Items excluded from core earnings:				
Market experience gains (losses)[1]		**(441)**		(192)
Realized gains (losses) on debt instruments		***27***		*(43)*
Derivatives and hedge accounting ineffectiveness		***(162)***		*40*
Actual less expected long-term returns on public equity		***(63)***		*(113)*
Actual less expected long-term returns on ALDA		***(232)***		*(97)*
Other investment results		***(11)***		*21*
Updates to actuarial methods and assumptions that flow directly through income		**-**		-
Restructuring charge[2]		**(12)**		(52)
Amortization of acquisition-related intangible assets		**(12)**		-
Reinsurance transactions, tax-related items and other[3]		**(29)**		(25)
Total items excluded from core earnings		**(494)**		(269)
Net income (loss) attributed to shareholders	$	**1,499**	$	1,638

[1] Market experience was a net charge of $441 million in 4Q25 primarily reflecting lower-than-expected returns on ALDA mainly related to infrastructure, private equity, and real estate investments, a net charge from derivatives and hedge accounting ineffectiveness and lower-than-expected returns on public equity, partially offset by realized gains from the sale of debt instruments which are classified as FVOCI. Market experience was a net charge of $192 million in 4Q24 primarily reflecting lower-than-expected returns from public equity, lower-than-expected returns on ALDA driven by real estate investments, and net realized losses from the sale of debt instruments which are classified as FVOCI. These were partially offset by a gain from derivatives and hedge accounting ineffectiveness and other investment results.

[2] In 4Q25, we reported a restructuring charge of $12 million post-tax ($16 million pre-tax) in Global WAM and Canada. In 4Q24, we reported a restructuring charge of $52 million post-tax ($67 million pre-tax) in Global WAM and Canada.

[3] The 4Q25 net charge of $29 million mainly included a charge for tax-related adjustments of $14 million, a $10 million charge for an investment impairment in Global WAM and $7 million charge for Comvest acquisition related costs. The 4Q24 net charge of $25 million mainly included a $22 million charge for an investment impairment in Global WAM.

Net income attributed to shareholders by segment is presented in the following tables.

($ millions)	Quarterly Results	
	4Q25	4Q24
Asia	$ 623	$ 583
Canada	252	439
U.S.	81	103
Global Wealth and Asset Management	452	384
Corporate and Other	91	129
Total net income (loss) attributed to shareholders	**$ 1,499**	**$ 1,638**

Expense efficiency ratio

The **expense efficiency ratio** was 44.7% in 4Q25, compared with 44.4% in 4Q24. The 0.3 percentage point increase in the ratio compared with 4Q24 reflected a 4% increase in core expenses, partially offset by a 3% increase in pre-tax core earnings. The increase in core expenses was driven by higher strategic investments in digital transformation and AI, higher workforce-related costs, the acquisition of Comvest, and the impact of the eMPF transition in Hong Kong. These were partially offset by disciplined expense management primarily in Global WAM.

Core general expenses are a component of core expenses. Total general expenses in 4Q25 were consistent with 4Q24 on both an actual and constant exchange rate basis, driven by items noted above for the increase in core expenses, offset by a reduction in general expenses excluded from core earnings. General expenses excluded from core earnings in 4Q25 consisted primarily of restructuring charges in Global WAM and Canada, the amortization of acquisition related intangible assets, and the acquisition of Comvest. In 4Q24, these expenses were primarily related to restructuring charges in Global WAM and Canada and the acquisition of CQS.

Business Performance

As at and for the quarters ended December 31,

($ millions, unless otherwise stated)	2025	2024
Asia APE sales	$ 1,608	$ 1,661
Canada APE sales	383	376
U.S. APE sales	231	211
Total APE sales	2,222	2,248
Asia new business CSM	697	586
Canada new business CSM	135	116
U.S. new business CSM	188	140
Total new business CSM	1,020	842
Asia new business value	606	551
Canada new business value	174	168
U.S. new business value	94	89
Total new business value	874	808
Asia CSM net of NCI	17,750	15,540
Canada CSM	4,459	4,109
U.S. CSM	2,760	2,468
Corporate and Other CSM	-	10
Total CSM net of NCI	24,969	22,127
Post-tax CSM net of NCI	20,733	18,353
Global WAM gross flows ($ billions)	49.9	43.5
Global WAM net flows ($ billions)	(9.5)	1.2
Global WAM assets under management and administration ($ billions)	1,106.6	1,031.1
Global WAM total invested assets ($ billions)	9.8	9.7
Global WAM segregated funds net assets ($ billions)	313.6	291.9
Total assets under management and administration ($ billions)	1,704.4	1,608.0
Total invested assets ($ billions)	459.9	442.5
Total net segregated funds net assets ($ billions)	461.3	436.0

APE sales were $2,222 million in 4Q25, in line with 4Q24, **New business CSM** was $1,020 million in 4Q25, an increase of 21% compared with 4Q24, and **NBV** was $874 million in 4Q25, an increase of 8% compared with 4Q24.

- In Asia, APE sales decreased 3% in 4Q25 compared with 4Q24, as growth in Japan and Asia Other[1] was more than offset by lower sales in Hong Kong. New business CSM and NBV increased 19% and 10% respectively in 4Q25 compared with 4Q24, due to business mix partially offset by lower sales volumes. NBV margin improved to 41.2%.
- In Canada, APE sales increased 2% in 4Q25 compared with 4Q24, reflecting higher sales in Individual Insurance and Annuities, partially offset by lower sales in Group Insurance. New business CSM increased 16% in 4Q25 compared with 4Q24, driven by higher sales volumes and margins in Individual Insurance, and higher sales volumes in Annuities. NBV increased 4% in 4Q25 compared with 4Q24, driven by higher sales volumes and margins in Individual Insurance and Annuities, partially offset by lower sales volumes in Group Insurance.
- U.S. APE sales increased 9% in 4Q25 compared with 4Q24, reflecting broad-based demand for our suite of products. New business CSM increased 34% compared with 4Q24 primarily driven by higher sales volumes and product mix. NBV increased 8% compared with 4Q24, primarily driven by higher sales volumes.

Global WAM net outflows were $9.5 billion in 4Q25 compared with net inflows of $1.2 billion in 4Q24.

- Net outflows in Retirement were $7.2 billion in 4Q25 compared with net outflows of $1.9 billion in 4Q24, primarily driven by higher retirement plan redemptions, and higher net member withdrawals reflecting higher account balances from market growth. This was partially offset by higher new plan sales across all geographies.
- Net outflows in Retail were $5.6 billion in 4Q25 compared with net inflows of $1.3 billion in 4Q24, due to lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
- Net inflows in Institutional Asset Management were $3.4 billion in 4Q25 compared with net inflows of $1.8 billion in 4Q24, due to higher net flows from fixed income mandates, primarily driven by our Manulife | CQS products, and money market mandates, as well as the impact of the acquisition of Comvest. This was partially offset by higher redemptions in equity mandates and lower deployments in private markets.

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[1] Asia Other excludes Hong Kong and Japan.

9. Risk Management and Risk Factors

This section provides an overview of our overall risk management approach along with detailed description of specific risks.

Enterprise Risk Management Framework

Our approach to risk management is governed by our Enterprise Risk Management ("ERM") Framework. The ERM Framework is a foundational, holistic, integrated, and adaptive approach to understanding and managing risk while balancing the need to remain competitive. This structure is designed to provide guardrails on our risk profile while optimizing risk-adjusted returns without compromising our ability to meet our commitments to customers and all stakeholders.

The ERM Framework is comprised of five interrelated components: Risk Taxonomy, Risk Appetite, Risk Governance, Risk Process, and Risk Culture.

Risk Taxonomy

Our businesses and operations expose Manulife to a broad range of potentially material risks. The Risk Taxonomy categorizes and defines these risks. It creates a common risk language and provides reasonable assurance that risks are consistently understood and managed.

In this document, the risks are categorized in six overarching categories (known collectively as "Principal Risks"): Strategic Risk, Market & Liquidity Risk, Credit & Investment Risk, Insurance Risk, Operational Risk and Technology & Cyber Risk. The Principal Risks are further subdivided into subcategories, with increasing levels of granularity as appropriate.

The Risk Taxonomy is a core element of the ERM Framework, supporting all other components. It provides the basis for policy and committee coverage (Risk Governance), enables risk identification (Risk Process), reasonably assures that Risk Appetite Statements and Limits are established for material risks (Risk Appetite), and clarifies who is accountable for managing each risk (Risk Culture).

The following sections of the MD&A describe the risk management strategies and risk factors for each Principal Risk category. Additional risks not presently known to us or that are currently immaterial could impair our businesses, operations and financial condition in the future. If any such risks should occur, the trading price of our securities, including common shares, preferred shares and debt securities, could decline, and investors may lose all or part of their investment.

Risk Appetite

The Risk Appetite Framework ("RAF") guides the level of risk, for each risk category that we are prepared to accept in pursuit of our strategic priorities, as well as how much additional risk we can tolerate.

The RAF creates a balanced view of risk and return that promotes sustainable growth and resilience, supports informed decision-making, and fosters prudent Risk Culture. The RAF is integral to the Board and management discussions and decision-making. They receive regular reports on the RAF's effectiveness and compliance, including comparisons of actual results versus stated RAF measures, and notification of any limit breaches and corresponding action plans. Risk Appetite Statements are designed to provide guardrails on our appetite for identified risks. Qualitative Risk Appetite Statements regarding our Principal Risks are summarized as follows:

- **Strategic** – Manulife accepts a total level of risk that provides a very high level of confidence to meeting customer obligations while targeting an appropriate overall return to shareholders over time.
- **Market & Liquidity** – Market risks are acceptable when they are managed within specific risk limits and tolerances.
- **Credit & Investment** – Manulife believes a diversified investment portfolio reduces overall risk and enhances returns; therefore, it accepts credit and ALDA-related risks as part of its investment strategy.
- **Insurance** – Manulife pursues insurance risks that add customer and shareholder value where we have competence to assess and monitor them, and for which we receive appropriate compensation.
- **Operational** – Manulife accepts that operational risks, as well as Technology & Cyber risks below, are an inherent part of the business and are managed by implementing appropriate controls that provide reasonable assurance that we are within our risk thresholds and tolerances. Management will protect its business and customers' assets through cost-effective operational risk mitigation.
- **Technology & Cyber** – Manulife manages technology risk by prioritizing activities that support a stable, scalable and resilient technology environment guided by formal technology governance processes. Manulife manages cybersecurity risk by maintaining the confidentiality, integrity and availability of our technology assets supported by layered and intelligence driven defenses.

Quantitative Risk Appetite Statements ("RAS Metric"), Risk Tolerance and Board-approved Limits establish the aggregate level of each type of risk the Company may take. Depending on the risk being quantified, different measures are used; these include

Earnings at Risk ("EaR"), Economic Capital ("EC"), LICAT, measures of liquidity risk, and measures pertaining to derivative usage.

Risk Governance

Risk Governance is intended to provide an organized approach to risk management oversight. It is articulated in policies and executed through a Three Lines Operating Model that is supported by a risk committee structure. Requirements, limits, and decisions are cascaded top-down; issues, escalations, and reporting are raised bottom-up.

Risk Committee Structure

The Board governs oversight of risk management and is supported by a dedicated Board Risk Committee ("BRC").

Management has established an Executive Risk Committee ("ERC"), which strategically manages our global risk profile, and shapes our Risk Management Principles, Risk Appetite, and Risk Culture.

The ERC is supported by Risk Oversight Committees including Global Asset Liability Committee, Credit Committee, Product Oversight Committee, Operational Risk and Resilience Oversight Committee, Technology and Cyber Risk Committee, Reinsurance Risk Oversight Committee, and Capital Outlook Committee.

Segment Risk Committees have also been established, each with mandates similar to the ERC with a focus on the applicable segment (Asia, Canada, U.S., and Global WAM). All functional and segment risk oversight committees oversee our risks with independent chairs. These committees may further delegate oversight activities to various subcommittees.

Three Lines Operating Model

Management has established an operating model that separates duties between risk taking, risk oversight, and independent assurance as follows:

The First Line consists of the CEO, General Managers for the Segments and Business Units ("Business Management"), Group Function Heads ("Group Functions"), and their respective teams. Business Management and Group Functions are accountable for maintaining an effective control environment, managing risks arising from everyday operations, and overseeing the execution of the business strategy. They have a responsibility to identify, assess, manage, monitor, and report on their risk exposures, and to sufficiently document these activities.

The Second Line consists of oversight functions, which provide objective assessments to the Board, BRC and Audit Committee. These include the Chief Risk Officer ("CRO") who leads the Global Risk Management ("GRM") function, the Global Compliance Chief who leads the Global Compliance function, and the Chief Actuary who leads the Actuarial function[1]. Collectively, these oversight functions design and implement policies and procedures to independently identify, assess, monitor, and report on risks. They have a responsibility to oversee and objectively challenge the effectiveness of First Line risk management and internal controls; to determine whether operations, results and risk exposures are consistent with Risk Appetite; and to sufficiently document their activities.

The Third Line consists of the Chief Auditor and the Audit & Advisory Services team, which provides independent assurance to the Board and management on the effectiveness of internal controls, risk management, and governance processes.

Risk Process

The Risk Process involves the First Line managing risk in alignment with the RAF and within Risk Limits, and the Second Line overseeing risk management and providing objective challenges. It entails the First Line and the Second Line independently identifying, assessing, monitoring, and reporting on our current risk profile and our risk profile under stressed conditions, with appropriate controls and documentation.

Risk Identification

Risk identification is the first step in the Risk Process. Given the constantly evolving operating environment, risk identification is an ongoing process conducted using a risk based approach that considers risk exposure size, likelihood of the risk occurring, and its impact.

Risks within the Company's strategic and business plans are identified and assessed for alignment with Risk Appetite at least annually.

Risk identification distinguishes between the identification of risk events, their drivers, and their impacts. Multiple different drivers can contribute to or result in the same risk event. One risk event can result in multiple different impacts.

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[1] The Chief Actuary and the Actuarial function are considered to have accountability for both the First Line and Second Line duties.

Risk Assessment

Risk assessment involves granular understanding of the probability of a risk event occurring as well as the potential impacts it may have. Risk assessment must be current, timely, and of sufficient granularity and quality to support decision-making. It can leverage both quantitative approaches and qualitative perspectives. On a Company-wide basis, multiple approaches are used to assess risk individually and in aggregate.

Risk Management

Risks are effectively managed to an acceptable level. The First Line establishes processes and controls for managing risks arising from their activities within stated Risk Appetite, which can include risk avoidance, risk acceptance, risk mitigation, and risk transfer techniques. The Second Line provides an independent oversight and objective challenge.

Risk Monitoring

Risk exposures fluctuate over time. We monitor risk exposures on an ongoing basis and take appropriate action to keep exposures within the Risk Appetite. At times, risk exposures may move beyond Risk Appetite into the tolerance range; in those circumstances, we act to further mitigate or transfer the risk to avoid a breach of our Risk Limits.

Risk Reporting

The Company produces Risk Reporting that is accurate, timely, comprehensive and of sufficient quality, clarity, and granularity so that it can be relied upon for decision-making.

Risk Profile and Stress Testing

Regular and timely stress testing, including sensitivity testing and scenario testing, is designed to facilitate risk identification and assessment, which contributes to the establishment of risk mitigation plans and control. Stress testing supports strategic decision-making and assesses the impact of severe but plausible events on our risk profile. Subject to the specific stress test, it can inform:

- Evaluation of implications on earnings and capital;
- Evaluation of the Company's liquidity profile;
- Identification of potential portfolio vulnerabilities, sensitivities, and concentrations;
- The establishment of the Company's internal capital target ratios; and
- Validation of contingency plans.

A range of stress tests are regularly considered. On a regular basis, the Second Line establishes the parameters of stress testing with the involvement of the First Line to determine appropriate scenario definitions and assumptions. Ad hoc stress testing is often developed in response to changes in the environment or to aid management, BRC and the Board in decision-making. For key exposures, stress testing is performed at least annually.

Risk Culture

The Company is committed to a set of shared values, which reflect our culture, inform our behaviours, actions, and decisions, and help define how we work together. Refer to "Enterprise Strategy" above for more information on our values.

Risk Culture is a subset of the Company's culture; it reflects norms of behaviours, actions, and decisions in relation to risk awareness, risk taking, and risk oversight. A sound Risk Culture balances risk-return to remain within Risk Appetite and in alignment with the ERM Framework. It emphasizes the importance of maintaining an effective control environment. It promptly detects and remediates policy/limit breaches and operational incidents, and then follows up to understand root causes, enhances preventative and detective controls, and takes appropriate disciplinary action if warranted.

We foster a sound Risk Culture that promotes integrity and risk awareness. We balance the level of risk with obligations to our stakeholders. We incentivize behaviours, actions and decisions that achieve consistent and sustainable performance over the long-term. Our values support our Risk Culture by creating an environment where we communicate openly, raise issues proactively, take accountability, and make decisions that align to the ERM Framework.

Culture Risk is the risk that arises when there is misalignment between an organization's desired culture and its actual culture and the behaviours, decisions, and practices that are demonstrated and reinforced across the Company. Such misalignment can undermine strategic objectives, regulatory compliance, ethical conduct, and effective risk management. Common drivers include inconsistent leadership tone, unclear accountability, ineffective communication, or incentives that conflict with risk principles.

To manage Culture Risk effectively, the Company embeds cultural expectations into core business and talent practices, among others, through:

- **Enterprise-wide communication** of our values;
- **Performance assessment ratings** that assess behaviours ('how') alongside outcomes ('what');
- Appropriate **incentive compensation structures** that do not encourage unnecessary risk-taking; and

- **Confidential reporting channels** such as an ethics hotline to support a speak-up culture.

Culture alignment is reinforced through recruitment, onboarding, training, and leadership development, while governance structures and escalation processes further strengthen accountability and cultural integrity.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy that allows us to effectively compete in the markets in which we operate, or to adapt to change in the external business, economic, geopolitical, or regulatory environment.

Customer acquisition, loyalty and retention, and access to distributors are important to the Company's success and are influenced by many factors, including product features, prices, our distribution practices and regulations, service levels including digital capabilities, investment performance, and our financial strength ratings and reputation. Our ability to effectively compete is highly dependent upon being quick to react and adapt to changes from the external environment while continuing to proactively drive innovation.

Strategic Risk Management Strategy

While the Board approves the overall strategy of the Company, the CEO and Executive Leadership Team establish and oversee execution of business strategies and have accountability to understand and manage the risks embedded in these strategies. They are supported by several processes:

- Strategic business, financial, and capital planning that is prepared by Executive Leadership Team and reviewed with the Board;
- Performance and risk reviews of all key businesses with the CEO and annual reviews with the Board;
- Risk based capital allocation designed to encourage a consistent decision-making framework across the organization; and
- Review and approval of significant acquisitions and divestitures by the CEO and Deal Committee and, where appropriate, the Board.

Reputation Risk

Our reputation is among our most valuable assets. Our Risk Management Principles compel us to protect our reputation and brand.

Reputation risk is the risk that the Company's corporate reputation may be eroded by adverse publicity, real or perceived, as a result of business practices of the Company or its representatives, potentially resulting in damage to the Company's franchise value.

Reputation risk may arise from both internal and external drivers. This transverse nature of reputation risk, which can be a causal risk driver, a risk event, or an impact arising from other risks, means that understanding and managing it cannot be done in isolation. Reputation risk identification, assessment and monitoring processes and practices are embedded in:

- Business operations and management decisions;
- Governance and mitigation/control processes, including within the Crisis Management Standard, and risk monitoring processes;
- Impact analysis of changes in society, social media, and political and regulatory factors;
- Regular amendments to the Code of Business Conduct and Ethics for review and sign off, as well as disclosure of conflicts of interest by employees and directors; and
- Explicit discussion of corporate reputation as a valued asset within training materials.

Environmental, Social and Governance Framework

Sustainability issues may impact Manulife's investments, underwriting, and operations. These impacts could lead to adverse financial, operational, legal, reputational, or brand value risks for Manulife, due to Manulife's actual or perceived actions or inaction in relation to sustainability issues.

The Board's Corporate Governance and Nominating Committee ("CGNC") oversees Manulife's environmental, social, and governance ("ESG") framework, including matters related to climate change strategy and disclosures. On a regular basis, the CGNC is updated on relevant sustainability matters, including Manulife's progress against the commitments set out in Manulife's Climate Action Plan. In addition to regular internal sessions, members of the CGNC participate in at least one externally facilitated sustainability-related education session every two years.

The CGNC's oversight complements the work of Manulife's Executive Sustainability Council ("ESC"), which is composed of senior executives, including the CEO, the Chief Sustainability Officer ("CSO"), and other functional and business leaders. The ESC may rotate its Chair at the election of its members and is currently chaired by the General Counsel. The ESC generally convenes on a monthly basis and is responsible for establishing the enterprise's sustainability ambition, guiding the development and execution of our sustainability strategy, and providing recommendations and direction on sustainability matters. The CSO chairs Manulife's Sustainability Centre of Expertise ("CoE"), which consists of corporate function and business unit leads tasked with leading the development and implementation of Manulife's sustainability strategy and the integration of sustainability into business unit strategies, policies, and procedures. The CoE is supported by a network of committees and working groups that convene regularly to provide decision-making oversight and enable coordinated action across a range of sustainability topics.

Additionally, our Global Inclusion Strategy is led by our Global Chief Inclusion Officer, alongside the Global Inclusion Team and Global Inclusion Council. The Council, chaired by our CEO and Chief People Officer, includes executive leaders who champion inclusion within their business functions and turn strategy into action. Council members meet quarterly to champion initiatives tailored to their respective functions, influencing inclusion around people, customer experience, and product design.

Climate Risk Management Strategy

Consistent with the International Sustainability Standards Board's ("ISSB") IFRS S2 "Climate-related Disclosures" standard, which leverages the Taskforce on Climate-Related Financial Disclosures framework, Manulife defines climate-related risks as the potential negative impacts from climate change on Manulife's business model, strategy, and financial and operational resilience. These may be experienced directly (e.g., through financial loss) and/or indirectly (e.g., through reputational harm), resulting from the physical impacts of climate change or the transition to a low-carbon economy.

Climate-related risks are viewed as transverse risks that manifest across a diverse set of pathways, with the potential to affect any of Manulife's principal risks, including Strategic Risk (including Reputational), Market & Liquidity Risk, Credit & Investment Risk, Insurance Risk, Operational Risk (including Legal) , and Technology & Cyber Risk. Failure to adequately prepare for the potential impacts of climate change could result in material adverse impacts on Manulife's balance sheet and/or Manulife's ability to operate effectively.

In response, we have enhanced the integration of climate-related risk into Manulife's ERM Framework, with an aim of ensuring that they are managed in alignment with Manulife's overall risk management approach. Manulife's Environmental Risk Policy, and other relevant policies and standards, guide business operations in identifying and assessing climate-related risks. GRM continues to enhance risk management practices to account for potential climate impacts across key areas, including in Manulife's investment decision-making processes, life insurance underwriting due diligence, and assessment of operational risks and controls.

For details on our strategy to address climate change, please see Manulife's "Climate Action Implementation Plan Report". For details on the management of material sustainability matters and performance data, please see Manulife's annual "Sustainability Report", published in the second quarter of each year.

Strategic Risk Factors

We may not be successful in executing our business strategies or these strategies may not achieve our objectives.

- The global environment has a significant impact on our financial plans and ability to implement our business strategy.
- Our business strategy and associated financial plans are developed by considering forecasts of economic growth. Actual economic growth can be significantly impacted by the macroeconomic environment and can deviate significantly from forecasts, thus impacting our financial results and the ability to implement our business strategy.
- Operations in new markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.
- Changes in the global environment can also have a significant impact on financial markets, including movements in interest rates, spreads on fixed income assets, and returns on public equity and ALDA investments. Our financial plan, including income, balance sheet, and capital projections are based on certain assumptions with respect to future interest rates and spreads on fixed income assets, and future returns from our public equity and ALDA investments. Actual experience is highly variable and can deviate significantly from our assumptions, thus impacting our financial results. For example, for changes to interest rates, please refer to the risk factor "Prolonged changes in market interest rates may impact our net income attributed to shareholders and capital ratios".
- The spending and savings patterns of our customers can evolve, impacting the products and services we offer to our customers.
- Customer behaviour and emergence of claims on our liabilities can change. For example, a prolonged period of economic weakness in certain markets may adversely impact policyholders' behaviour (such as higher withdrawals, lapses, lower premium deposits, and lower policy persistency than anticipated), increase expenses and cost of funding, along with other adverse impacts from continued uncertainty in our operating environment as noted in the Market & Liquidity Risk Factors section below.
- A rise in geopolitical tensions and political risk either within or outside of jurisdictions in which we operate can trigger changes in the global environment, overall regulatory landscape, and consumer behaviour, which can have various impacts across our business. For example, economic sanctions imposed on a country could adversely impact our ability to achieve specific business objectives. Military conflicts could drive financial and economic dislocations across global capital markets, supply chains, or commodity markets. See also "Operational Risk Factors – Our operations face political, legal, operational, and other risks that could negatively affect those operations or our results of operations and financial condition."

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and/or business partners could erode our corporate image and damage our franchise value and/or create losses.

- Harm to a company's reputation is often a consequence of risk control failure. Manulife's reputation could also be harmed by the actions of third parties with whom we do business. Our representatives include affiliated broker-dealers, agents, wholesalers, and independent distributors, such as broker-dealers and banks, on whose services and representations our customers rely. Business partners include, among others, joint venture partners and third parties to whom we outsource certain functions and that we rely on to fulfill various obligations.

- If any of these representatives or business partners fail to adequately perform their responsibilities or monitor their own risks, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur involving our representatives or our business partners. Such events could cause us to lose customers or cause us or our representatives or business partners to become subject to legal, regulatory, economic or trade sanctions, which could have a material adverse effect on our reputation, our business and our results of operations. For further discussion of government regulation and legal proceedings, refer to "Government Regulation" in MFC's Annual Information Form dated February 11, 2026, and note 18 of the 2025 Annual Consolidated Financial Statements.

Our businesses are heavily regulated, and changes in regulation or laws – or in the interpretation or enforcement thereof – may reduce our profitability and limit our growth.

- Our operations are subject to a wide variety of insurance and other laws and regulations including with respect to financial crimes (which include, but are not limited to, money laundering, bribery and economic or trade sanctions), privacy, market conduct, consumer protection, business conduct, prudential and other generally applicable non-financial requirements. Legislators, regulators and self-regulatory or government authorities in Canada, the United States, Asia and other jurisdictions regularly re-examine existing laws, regulations, rules and standards applicable to insurance companies, investment advisors, broker-dealers and their products. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations, or in the interpretation or enforcement thereof, may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

- Future regulatory capital, actuarial and accounting changes, including changes with a retroactive impact, could have a material adverse effect on the Company's consolidated financial condition, results of operations and regulatory capital both on transition and going forward. In addition, such changes could have a material adverse effect on the Company's position relative to that of other Canadian and international financial institutions with which Manulife competes for business and capital.

- In Canada, MFC and its principal operating subsidiary, MLI, are governed by the Insurance Companies Act (Canada) ("ICA"). The ICA is administered, and the activities of the Company are supervised, by the Office of the Superintendent of Financial Institutions ("OSFI"). MLI is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk-based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. OSFI has an expanded mandate to supervise institutions to determine whether they have adequate policies and procedures to protect against threats to integrity and security, including foreign interference. In general, OSFI has increased their supervisory focus on other non-financial risks, which has led to new or enhanced regulations, including conduct risk, third-party risk, cybersecurity, and operational resilience. These regulations focus on protecting policyholders, beneficiaries, and the stability of the Canadian financial system, rather than investors, and may adversely impact shareholder value.

- Some recent examples of regulatory and professional standard developments, which could impact our net income attributed to shareholders and/or capital position, are provided below.

  ◦ A new Segregated Fund Guarantees LICAT capital framework became effective on January 1, 2025. The new framework includes adjustments to the available capital calculation, adjustments to the Base Solvency Buffer and the inclusion of transition measures. We continue to meet OSFI's requirements and maintain capital in excess of regulatory expectations.

  ◦ The International Association of Insurance Supervisors ("IAIS") announced the adoption of a new global Insurance Capital Standard ("ICS") at their annual conference in December 2024. LICAT continues to provide an appropriate risk-based measure of group capital in Canada and we do not expect any impact from the adoption of ICS by IAIS.

  ◦ The National Association of Insurance Commissioners ("NAIC") continues to review and revise reserving and capital methodologies as well as the overall risk management framework as required to keep pace with an evolving landscape. These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and/or capital requirements for our business in the U.S. Additionally, in December 2020 the NAIC adopted a group capital calculation ("GCC") which included exemptions for certain insurance holding groups, including John Hancock and Manulife, from the requirements of the GCC. Michigan, the lead state for NAIC regulation of John Hancock, amended its regulations in March 2023 to adopt the NAIC GCC model language and the Michigan Department of Insurance and Financial Services ("DIFS") has promulgated implementing rules. As the Canadian group-wide supervisor, OSFI was determined to be a "Recognize and Accept Jurisdiction" by the NAIC on December 18, 2024, providing mutual recognition and treatment of the Canadian group supervision and regulatory framework. Mutual recognition avoids redundant group oversight at the John Hancock level by U.S. regulators, and Manulife and John Hancock have taken a leadership role to ensure the NAIC developed a process that accommodates what OSFI would undertake. NAIC's recognition of OSFI also eliminated the need for John Hancock to file annual GCC filing waiver requests with the Michigan DIFS.

- ◦ The use of asset-intensive reinsurance, where investment risk is transferred to the reinsurer along with insurance risk, has been the subject of increased focus by insurance authorities in several jurisdictions. NAIC has adopted additional guidelines regarding the use of asset-intensive reinsurance, however, we do not expect these changes will impact our existing treaties; NAIC or other insurance regulatory authorities, may in the future impose additional rules or standards. New guidelines or regulatory requirements may impact the reinsurance market and limit the availability of asset-intensive reinsurance, increase its cost, or reduce the capital or risk management benefits of such reinsurance in a manner that could have a material impact on Manulife.
- ◦ Regulators in various jurisdictions in which we operate continue to reform their respective capital regulations. We continue to closely monitor developments.

- Increasingly, global financial regulators are promulgating guidance and rules related to climate change and its potential impacts on financial services firms. OSFI and several regulators across Asia have been engaging with industry to assess the impacts of climate change and to set expectations on establishing climate transition plans, including ensuring effective risk management and governance structures to manage climate change-related risks, and have begun releasing guidance and disclosure requirements. There are also increasing expectations from investors, regulators, and other stakeholders to provide comparable, decision-useful data and reporting on climate change-related risks and opportunities, including performance metrics such as an organization's Scope 1, 2 and 3 greenhouse gas emissions, alongside other indicators of climate resilience and transition progress. Regulatory disclosure requirements are guided by private-sector bodies, where there is a convergence in the industry around sustainability reporting frameworks. The IFRS Foundation's ISSB is one such body and has published standards for a comprehensive global baseline of sustainability disclosures for capital markets.

- In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements, and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Changes in any such laws and regulations, or in the interpretation or enforcement thereof by regulators, could significantly affect our business, results of operations and financial condition.

- Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect state-regulated insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation, and taxation. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), the U.S. Board of Governors of the Federal Reserve has supervisory powers over non-bank financial companies that are determined to be systemically important.

- Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Typically, an insurer is assessed an amount related to its proportionate share of the line of business written by all insurers in the relevant jurisdiction. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate, particularly if there is an increase in the number of insolvent insurers, or if the insolvent insurers operated in the same lines of business and in the same jurisdictions in which we operate.

- Manulife operates in numerous jurisdictions in Asia. These operations are subject to the regulations and laws in each local jurisdiction, with the structure or model for oversight of insurance differing by jurisdiction. We are encouraged to see further regional economic and trade integration in Asia, with most jurisdictions supportive of foreign investment, and the increasing willingness of many regulators to benchmark domestic law and regulation against international standards and best practices. However, the increasing geopolitical complexity, rising political and regulatory uncertainty, and regulatory tightening in some jurisdictions have created heightened complexity and risk for Manulife to mitigate and navigate, which may adversely impact shareholder value.

- While many of the laws and regulations to which we are subject are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, which could damage our reputation.

- All aspects of Manulife's Global WAM businesses are subject to various laws and regulations around the world. These laws and regulations are primarily intended to protect investment advisory clients, investors in registered and unregistered funds, and clients of Manulife's global retirement businesses. Agencies that regulate investment advisors, investment funds, and retirement plan products and services have broad administrative powers, including the power to limit, restrict, or prohibit the regulated entity or person from carrying on business if it fails to comply with such laws and regulations. Possible sanctions for significant compliance failures include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor, and other registrations and censures and fines both for individuals and Manulife, along with the resulting damage to our reputation.

- From time to time, regulators raise issues during examinations or audits of Manulife that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans. For further discussion of government regulation and legal proceedings, refer to "Government Regulation" in MFC's Annual Information Form dated February 11, 2026, and note 18 of the 2025 Annual Consolidated Financial Statements. See also "Operational Risk Factors – Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition" for further discussion on the impact to our operations.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition[1].

- Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders' beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells, such as certain employer-paid health and dental plans, also enjoy similar, as well as other, types of tax advantages. The Company also benefits from certain tax benefits, including tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

- There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company, its policyholders, or its other clients. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.

- Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the characterization of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

- In July 2025, the United States enacted significant tax legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent many provisions of the Tax Cuts and Jobs Act of 2017 and introduces additional changes affecting individuals and businesses. The key business related provisions include the permanent restoration of 100% bonus depreciation, full deductibility of domestic research & development expenses, modification of the deduction for interest expense, restructuring the tax on global intangible low-taxed income (GILTI) and the deduction for foreign-derived intangible income (FDII). The federal income tax rate of 21% was left unchanged. We have reviewed the OBBBA and continue to monitor and model its potential impact on our operations and effective tax rate. Most provisions that represent substantive changes to existing law took effect in 2025 or are scheduled to take effect in 2026. Based on our current analysis of the provisions applicable to the Company, we do not expect any material impact.

- In November 2025, Canada introduced a federal budget that included several income tax items, including proposed amendments to the foreign affiliate rules that are intended to specifically target certain foreign investments of Canadian insurance companies, starting in 2026. Based on the stated scope of these proposed amendments, they are not expected to have a material impact. We will continue to monitor the progress of these proposals for any further refinements before enactment or additional interpretive guidance from the Department of Finance that may affect our analysis.

Access to capital may be negatively impacted by market conditions.

- Disruptions, uncertainty, or volatility in the financial markets may limit or delay our access to the capital markets to raise capital required to operate our business, satisfy regulatory capital requirements, or meet our refinancing needs. Under extreme conditions, we may be forced, among other things, to delay raising capital, issue different types of capital than we would otherwise under normal conditions, issue shorter-term securities than we prefer, or issue securities that bear an unattractive cost of capital which could decrease our financial flexibility, profitability, and/or dilute our existing shareholders.

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[1] See "Caution regarding forward-looking statements" above.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to MFC to meet its obligations and pay dividends. Subsidiaries' remittance of capital depends on subsidiaries' earnings, regulatory requirements and restrictions, and macroeconomic and market conditions.

- MFC is a holding company and relies on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC's obligations and pay dividends. As a result, MFC's cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC's business is currently conducted through its subsidiaries.

- The ability of MFC's insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic and market conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions.

- MFC's insurance subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.

- Potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on internal capital mobility. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

- The Company seeks to maintain capital in its regulated subsidiaries in excess of the minimum required in all jurisdictions in which the Company does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may decide to maintain additional capital in our operating subsidiaries for competitive reasons, to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends.

- The payment of dividends to MFC by MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any order made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would restrict MFC's ability to obtain dividends from its U.S. and Asian businesses.

- Certain of MFC's U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI.

- Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances.

The declaration and payment of dividends and the amount thereof is subject to change.

- The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares (collectively, the "Preferred Shares") and any other shares ranking senior to the common shares with respect to priority in payment of dividends. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory and contractual restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of MFC. Although MFC has historically declared quarterly cash dividends on the common shares, MFC is not required to do so and the Board of MFC may reduce, defer, or eliminate MFC's common share dividend in the future.

- The foregoing risk disclosure in respect of the declaration and payment of dividends on the common shares applies equally in respect of the declaration and payment of dividends on the Preferred Shares.

- See "Government Regulation" and "Dividends" in MFC's Annual Information Form dated February 11, 2026 for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

We may experience downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations.

- Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company's ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer's ability to meet the terms of its obligations in a timely manner and are important factors in a company's overall funding profile and ability to access external capital. Ratings reflect the views held by each credit agency, which are subject to change based on various factors that may be within or beyond a company's control.

- Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could adversely affect our operations and financial condition. A downgrade could, among other things, increase our cost of capital and limit our access to the capital and loan markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; increase our cost of hedging; unfavourably impact our ability to execute on our hedging strategies; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued; impact our ability to obtain reinsurance at reasonable prices or at all; and materially increase the number of withdrawals by policyholders of cash values from their policies and reduce new sales.

Competitive factors may adversely affect our market share and profitability.

- The insurance, wealth and asset management, and banking industries are highly competitive. Our competitors include other insurers, securities firms, investment advisors, asset managers, banks and other financial institutions. The rapid advancement of new technologies, such as blockchain, AI (e.g., generative AI) and advanced analytics, may enable other non-traditional firms (e.g., big technology competitors providing financial products and services) to compete directly in the industry space, or offer services to our traditional competitors to enhance their value propositions. The rapid growth and availability of AI and generative AI technologies presents significant opportunities to enhance customer experience, improve business decisions, manage risk and drive operational efficiencies, however, there can be no assurances that the use of AI and generative AI technologies will have their intended effects, appropriately or sufficiently replicate certain outcomes, or accurately predict future events or exposures. The use of AI and generative AI technologies presents complex challenges, including balancing and mitigating potential risks posed by the development or deployment of AI technologies, such as the risk of biased results or unreliable outputs from AI resulting from incomplete or biased data sets. Additionally, future legislation may restrict certain usage of AI models or technologies or data that feed into AI models or technologies, which could impact our ability to effectively use such models or technology.

- The impact from technological disruption may result in our competitors improving their customer experience, product offerings and business costs. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in lower new business volumes and increased pricing pressures on a number of our products and services that may harm our ability to maintain or increase our profitability. Due to the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our traditional and non-traditional industry rivals, and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We are exposed to investors trying to profit from short positions in our stock.

- Short sellers may seek to profit from a decline in the price of our common shares. Their actions and public statements, including encouraging others to take short positions in our shares, could contribute to downward pressure on our share price from which they seek to profit. The existence of such short positions and the related publicity could lead to increased volatility in our common share price.

Industry trends could adversely affect the profitability of our businesses.

- Our business segments continue to be influenced by a variety of trends that affect our business and the financial services industry in general. The impact of the volatility and instability of the financial markets on our business is difficult to predict and the results of operations and our financial condition may be significantly impacted by general business and economic trends in the geographies in which we operate. These conditions include, but are not limited to, market factors, such as public equity, foreign currency, interest rate and other market risks, demographic shifts, consumer behaviours, and governmental policies (e.g., fiscal, monetary, and global trade). In addition, the future of global trade remains uncertain, as companies and countries look to decrease reliance on global supply chains, and countries implement increased protectionist measures, including through protectionist trade policies and tariffs. Such policies and measures, and increasing economic nationalism could reshape global alliances and impact the economies in which we operate. The Company's business plans, results of operations, and financial condition have been negatively impacted in the past and may be negatively affected in the future.

We may face unforeseen liabilities or asset impairments arising from possible mergers with, or acquisitions and dispositions of, or strategic investments in, businesses or difficulties integrating acquired businesses.

- We have engaged in mergers with, acquisitions and dispositions of, or strategic investments in, businesses in the past and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.
- Our ability to achieve some or all of the benefits we anticipate from any mergers with, acquisitions and dispositions of, or strategic investments in, businesses will depend in large part upon our ability to successfully integrate the businesses in an

efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management's attention from our day-to-day business. Mergers with, acquisitions and dispositions of, or strategic investments in, operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions, and the results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our deferred tax assets, which could have a material adverse effect on our results of operations and financial condition.

- Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

- As outlined below under "Critical Actuarial and Accounting Policies – Goodwill and Intangible Assets", goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the cash generating unit ("CGU") or group of CGUs level, representing the smallest group of assets that is capable of generating largely independent cash flows. As a result of the impact of economic conditions and changes in product mix and the granular level of goodwill testing under IFRS, additional impairment charges could occur in the future. Any impairment in goodwill would not affect LICAT capital.

- If market conditions deteriorate in the future and, in particular, if MFC's common share price is low relative to book value per share, if the Company's actions to limit risk associated with its products or investments cause a significant change in any one CGU's recoverable amount, or if the outlook for a CGU's results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could have a material adverse effect on our results of operations and financial condition.

- Deferred income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities, loss carry forwards and tax credits. Deferred tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements.

- The availability of those deductions is dependent on future taxable income against which the deductions can be made. Deferred tax assets are assessed periodically by management to determine if they are realizable.

- Factors in management's determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If, based on information available at the time of the assessment, it is determined that the deferred tax asset will not be realized, then the deferred tax asset is reduced to the extent that it is no longer probable that the tax benefit will be realized.

We may not be able to protect our intellectual property and may be subject to infringement claims.

- We rely on a combination of registrations, contractual rights and copyright, trademark, patent, and trade secret laws to establish and protect our intellectual property. In particular, we have invested considerable resources in promoting and protecting the brand names "Manulife" and "John Hancock" and expect to continue to do so. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. As the occurrence of potential infringements or misappropriations against our intellectual property increases, we may have to litigate more often to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity, or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

- We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes, or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers, or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets, or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests.

- The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states' insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC's common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC's common shares if they are viewed as discouraging takeover attempts in the future.

Entities within the MFC group are interconnected which may make separation difficult.

- MFC operates in local markets through subsidiaries and branches of subsidiaries. These local operations are financially and operationally interconnected to lessen expenses, share and reduce risk, and efficiently utilize financial resources. In general, external capital required for companies in the Manulife group has been raised at the MFC level in recent years and then transferred to other entities primarily as equity or debt capital as appropriate. Other linkages include policyholder and other creditor guarantees and other forms of internal support between various entities, loans, capital maintenance agreements, derivatives, shared services and affiliate reinsurance treaties. Accordingly, the risks undertaken by a subsidiary may be transferred to or shared by affiliates through financial and operational linkages. Some of the consequences of this are:
  ◦ Financial difficulties at a subsidiary may not be isolated and could cause material adverse effects on affiliates and the group as a whole.
  ◦ Linkages may make it difficult to dispose of or separate a subsidiary or business within the group by way of a spin-off or similar transaction, and the disposition or separation of a subsidiary or business may not fully eliminate the liability of the Company and its remaining subsidiaries for shared risks. Issues raised by such a transaction could include: (i) the Company cannot terminate, without policyholder consent, and in certain jurisdictions regulator consent, parental guarantees on in-force policies and therefore would continue to have residual risk under any such non-terminated guarantees; (ii) internal capital mobility and efficiency could be limited; (iii) significant potential tax consequences; (iv) uncertainty about the accounting and regulatory outcomes of such a transaction; (v) obtaining any other required approvals; (vi) there may be a requirement for significant capital injections; and (vii) the transaction may result in increased sensitivity of net income attributed to shareholders and capital of MFC and its remaining subsidiaries to market declines.

We may not be able to meet the evolving expectations of clients, shareholders, or regulators as they pertain to our sustainability commitments, and/or stewardship practices, and may not be able to achieve certain stated sustainability commitments.

- Manulife continues to advance its sustainability commitments, including climate-related commitments, in alignment with our business priorities, stakeholder expectations, and evolving regulatory requirements. These commitments are supported by policies and processes designed to manage associated risks and opportunities across operations, investments, and products. Failure to achieve stated commitments may result in reputational, operational, and/or legal consequences.
- Internal or external factors, including, but not limited to, aspects such as shifts to regulatory priorities, changes in market conditions and conflicting stakeholder sentiment, may affect Manulife's ability to meet some or all of its sustainability commitments. In particular, assumptions underlying forward-looking sustainability commitments, including commitments in line with net-zero scenarios, are subject to change and sensitive to market and regulatory conditions outside of Manulife's control and influence. Manulife monitors regulatory and market developments and engages stakeholders to seek to ensure its sustainability strategy remains aligned with evolving expectations. However, different stakeholder groups may have divergent views on sustainability matters. This divergence increases the risk that action, or inaction, on sustainability matters will be perceived negatively by at least some stakeholders thereby potentially adversely impacting our business or reputation. Additionally, because Manulife operates in multiple jurisdictions, it may be subject to differing or competing regulatory requirements and expectations, which may create operational and compliance challenges.
- Manulife annually discloses its sustainability priorities and performance informed by widely accepted frameworks (e.g., the IFRS Foundation's ISSB standards). Stakeholders relying, in full or in part, on sustainability performance data in their evaluation of Manulife for investment, employment and/or product selection purposes may rely on criteria that deviate from Manulife's understanding and prioritization of material sustainability issues.
- Manulife seeks to incorporate sustainability factors, where appropriate, into investment practices of its General Account, in line with efforts to achieve positive risk-adjusted returns. We seek to address material financial risks and opportunities that we believe may arise from systemic global challenges such as climate change and have therefore made commitments to address transition risks associated with global efforts to limit greenhouse gas emissions. The integration of sustainability risks, in appropriate balance with reasonable economic and market scenarios, can influence asset pricing, portfolio alignment and performance, and erode our ability to achieve climate commitments, if transition risks fail to materialize in line with expectations.
- In our third-party asset management business, success is judged by how well we meet clients' needs and objectives. We integrate sustainability factors into investment practices where appropriate and in alignment with our fiduciary responsibilities. Active management and ongoing investment stewardship practices, such as direct company engagement, do not guarantee specific outcomes with respect to environmental or social practices of investees. If stewardship efforts do not evolve in line with client expectations or market developments, Manulife may be exposed to additional reputational, operational, and/or legal risk and financial loss.
- As regulatory scrutiny increases globally, including around sustainability-related disclosures and investment practices, the risk of enforcement actions or litigation is growing, particularly in relation to perceived misstatements and "greenwashing".

The availability and reliability of third-party sustainability data, along with the ongoing evolution of commonly accepted accounting standards (e.g., Corporate Greenhouse Gas Protocol, Partnership for Carbon Accounting in Finance), and target-setting frameworks, may impact the consistency and reliability of Manulife's performance against key sustainability metrics and targets, which remain subject to change. Incomplete, inconsistent, or unavailable data may lead to restatements or revisions in reported performance and could create the perception of misstatements and "greenwashing", potentially resulting in litigation. Manulife continues to monitor and adapt to these developments to mitigate potential compliance and reputational risks and has established controls to strengthen the reliability and quality of statements related to environmental and social outcomes.

Market & Liquidity Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign currency exchange rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of our insurance and annuity products, as well as the fees we earn in our investment management business, are subject to market risk.

Liquidity risk is the risk of loss resulting from the inability to access sufficient funds or liquid assets to meet expected and unexpected cash and collateral demands.

IFRS 7 Disclosures

Text and tables in this and the following section ("Market Risk Sensitivities and Market Risk Exposure Measures") include disclosures on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures", and discussions on how we measure risk and our objectives, policies and methodologies for managing them. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our audited 2025 Annual Consolidated Financial Statements. The fact that certain text and tables are considered an integral part of the 2025 Annual Consolidated Financial Statements does not imply that the disclosures are of any greater importance than the sections not part of the disclosures. Accordingly, the "Risk Management and Risk Factors" should be read in its entirety.

Market & Liquidity Risk Management Strategy

Market & liquidity risk management strategy is governed by the Global Asset Liability Committee which oversees the market and liquidity risk program. Our overall strategy to manage our market & liquidity risks incorporates several component strategies, each targeted to manage one or more of the market & liquidity risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market & liquidity risks against limits associated with earnings and capital volatility.

The following table outlines our key market & liquidity risks and identifies the risk management strategies which contribute to managing these risks.

Risk Management Strategy	Key Market & Liquidity Risk				
	Public Equity Risk	Interest Rate and Spread Risk	ALDA Risk	Foreign Currency Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign currency exchange management				✓	✓
Liquidity risk management					✓

Public Equity Risk – To manage public equity risk from our insurance and annuity businesses, we primarily use a dynamic hedging strategy which is complemented by a general macro equity risk hedging strategy, in addition to asset liability management strategies. Our strategies employed for dynamic hedging and macro equity risk hedging expose the Company to additional risks. See "Market & Liquidity Risk Factors" below for more information.

Interest Rate and Spread Risk – To manage interest rate and spread risk, we primarily employ asset liability management strategies to manage the duration of our fixed income investments and execute interest rate hedges.

ALDA Risk – We seek to limit concentration risk associated with ALDA performance by investing in a diversified basket of assets including commercial real estate, timber, farmland, private equities, infrastructure, and energy assets. We further diversify risk by managing investments against established investment and risk limits.

Foreign Currency Exchange Risk – Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our consolidated capital positions and remain within our enterprise foreign exchange risk limits.

Liquidity Risk – In the operating companies, cash and collateral demands arise day-to-day to fund policyholder benefits, customer withdrawals, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, and investment activities. Under stressed conditions, additional cash and collateral demands could arise from changes to policyholder termination or policy renewal rates, withdrawals of customer deposit balances, loan extensions, derivative settlements or collateral demands, and reinsurance settlements.

Our liquidity risk management framework is designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. See "Liquidity Risk Management Strategy" below for more information.

Product Design and Pricing Strategy

Our policies, standards, and guidelines, with respect to product design and pricing, are designed with the objective of aligning our product offerings with our risk taking philosophy and risk appetite, and in particular, ensuring that incremental risk generated from new sales aligns with our strategic risk objectives and risk limits. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies, help to mitigate the level of underlying risk. We regularly review and modify key features within our product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of our general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be reset at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies.

Hedging Strategies for Public Equity Risks

The Company's exposure to movement in public equity market values primarily arises from insurance contract liabilities related to variable annuity guarantees and general fund public equity investments.

We seek to manage public equity risk arising from exposures in our insurance contract liabilities through our dynamic and macro equity risk hedging strategy.

Variable Annuity Dynamic Hedging Strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee insurance contract liabilities to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from our hedge asset portfolio.

Our variable annuity dynamic hedging program uses a variety of exchange-traded and over-the-counter ("OTC") derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options, and interest rate swaptions. The hedge instruments' positions against insurance contract liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced to stay within established limits. We may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

- Policyholder behaviour and mortality experience are not hedged;
- Risk adjustment related to cost of guarantees in the insurance contract liabilities is largely hedged;
- A portion of interest rate risk is not hedged;
- Credit spreads may widen and actions might not be taken to adjust accordingly;
- Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
- Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
- Correlations between interest rates and equity markets could lead to unfavourable material impacts;
- Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets, and / or interest rates, which is magnified when these impacts occur concurrently; and
- Not all other risks are hedged.

Differences in the profit (loss) on the hedge instruments versus the underlying losses (gains) related to the guarantee liabilities hedged are reported in CSM.

We seek to manage interest rate risk arising from our variable annuity business that is not dynamically hedged through our asset liability management strategy.

Macro Equity Risk Hedging Strategy

The objective of the macro equity risk hedging program is to maintain our overall earnings sensitivity to public equity market movements within our Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include general fund equity holdings backing guaranteed, and adjustable liabilities.

Asset Liability Management Strategy

Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company's general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance, and foreign currency exchange rate movements.

General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. We seek to align the asset strategy for each group to the premium and benefit patterns, policyholder options and guarantees, and crediting rate strategies of the products they support. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency, and industry concentration targets.

Products which feature guaranteed liability cash flows (i.e., where the projected net flows remain largely unaffected by economic scenarios) are managed according to a target return investment strategy. The products backed by this asset group include:

- Accumulation annuities (other than annuities with pass-through features), which are primarily short-to-medium-term obligations and offer interest rate guarantees for specified terms on single premiums. Withdrawals may or may not have market value adjustments;
- Payout annuities, which have no surrender options and include predictable and very long-dated obligations; and
- Insurance products, with recurring premiums extending many years in the future, and which also include a significant component of very long-dated obligations.

We seek to manage the assets backing these long-dated benefits to achieve a target return sufficient to support the obligations over their lifetime, subject to established risk tolerances and the impact of regulatory and economic capital requirements. Fixed income assets are managed to a benchmark developed to minimize interest rate risk against the liability cash flows. Utilizing ALDA and public equity investments provide a suitable match for long-duration liabilities that also enhances long-term investment returns and reduces aggregate risk through diversification.

For insurance and annuity products where significant pass-through features exist, a total return strategy approach is used, generally combining fixed income with ALDA and public equity investments. ALDA and public equity may be included to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using portfolio analysis techniques that seek to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and considering management tolerances with respect to short-term income volatility and long-term tail risk exposure. For these pass-through products such as participating insurance and universal life insurance, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees. Shorter duration liabilities such as fixed deferred annuities do not incorporate ALDA and public equity investments into their target asset mixes. Authority to manage our investment portfolios is delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each group, including interest rate risk tolerances.

Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management, and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of impact on liability cash flows from policyholder experience/behaviour.

Foreign Currency Exchange Risk Management Strategy

Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our earnings and consolidated capital positions and remain within our enterprise foreign exchange risk limits.

Risk from small balance sheet mismatches is accepted if managed within set risk limits. Risk exposures are measured in terms of potential changes in earnings and capital ratios, due to foreign currency exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models.

Liquidity Risk Management Strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They consider legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of our balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow our liquidity ratios to remain strong. We manage liquidity centrally and closely monitor the liquidity positions of our principal subsidiaries.

We seek to mitigate liquidity risk by diversifying our business across different products, markets, geographical regions, and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premiums. We design the policyholder termination features with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Our centralized cash pools consist of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

As at December 31, 2025, the Company held $276.0 billion in cash and cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable securities comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares, compared with $263.3 billion as at December 31, 2024 as noted in the table below.

As at December 31,

($ millions, unless otherwise stated)	2025	2024
Cash and cash equivalents	$ 26,703	$ 25,789
Marketable securities		
Government bonds (investment grade)	80,736	80,891
Corporate bonds (investment grade)	126,705	122,324
Securitized – ABS, CMBS, RMBS (investment grade)	2,134	1,758
Public equities	39,732	32,576
Total marketable assets	249,307	237,549
Total cash and cash equivalents and marketable securities[1]	$ 276,010	$ 263,338

[1] Including $17.3 billion encumbered cash and cash equivalents and marketable securities as at December 31, 2025 (2024 – $15.6 billion).

We have established a variety of contingent liquidity sources. These include, among others, a $500 million committed unsecured revolving credit facility with certain Canadian chartered banks available for MFC, and a US$500 million committed unsecured revolving credit facility with certain U.S. banks available for MFC and certain of its U.S. subsidiaries. There were no outstanding borrowings under these facilities as at December 31, 2025 (2024 – $nil). In addition, John Hancock Life Insurance Company (U.S.A.) ("JHUSA") is a member of the Federal Home Loan Bank of Indianapolis ("FHLBI"), which enables the Company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities, municipal bonds, and U.S. Treasury and Agency securities. As at December 31, 2025, JHUSA had an estimated maximum borrowing capacity of US$3.8 billion (2024 – US$3.8 billion) based on regulatory limitations with an outstanding balance of US$500 million (2024 – US$500 million) under the FHLBI facility.

The following table outlines the maturity of the Company's significant financial liabilities.

Maturity of financial liabilities

As at December 31, 2025 ($ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt[1]	$ 1,741	$ 958	$ -	$ 4,986	$ 7,685
Capital instruments[1]	-	-	-	6,990	6,990
Derivatives	2,270	1,746	875	9,456	14,347
Deposits from Bank clients[2]	17,462	4,441	2,804	-	24,707
Lease liabilities	101	138	49	46	334

[1] The amounts shown above are net of the related unamortized deferred issue costs.
[2] Carrying value and fair value of deposits from Bank clients as at December 31, 2025 were $24,707 million and $24,945 million, respectively (2024 – $22,063 million and $22,270 million, respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2024 – Level 2).

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin, and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $537.4 billion as at December 31, 2025 (2024 – $516.6 billion).

Market Risk Sensitivities and Market Risk Exposure Measures

Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure Measures

Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business are to expected to be recognized primarily within the next 20 years.

We seek to mitigate a portion of the risks embedded in our retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see "Publicly Traded Equity Performance Risk" below).

The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees, gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at December 31, ($ millions)	2025 Guarantee value[1]	2025 Fund value	2025 Net amount at risk[1],[2],[3]	2024 Guarantee value[1]	2024 Fund value	2024 Net amount at risk[1],[2],[3]
Guaranteed minimum income benefit	$ 3,142	$ 2,534	$ 708	$ 3,628	$ 2,780	$ 918
Guaranteed minimum withdrawal benefit	29,664	31,071	2,643	33,473	33,539	3,339
Guaranteed minimum accumulation benefit	18,908	19,208	55	18,987	19,097	70
Gross living benefits[4]	51,714	52,813	3,406	56,088	55,416	4,327
Gross death benefits[5]	7,892	19,924	486	8,612	19,851	644
Total gross of reinsurance	59,606	72,737	3,892	64,700	75,267	4,971
Living benefits reinsured	20,518	21,932	2,351	23,768	23,965	3,016
Death benefits reinsured	3,058	2,620	195	3,430	2,776	289
Total reinsured	23,576	24,552	2,546	27,198	26,741	3,305
Total, net of reinsurance	**$ 36,030**	**$ 48,185**	**$ 1,346**	**$ 37,502**	**$ 48,526**	**$ 1,666**

[1] Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.

[2] Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.

[3] The amount at risk net of reinsurance at December 31, 2025 was $1,346 million (December 31, 2024 – $1,666 million) of which: US$244 million (December 31, 2024 – US$293 million) was on our U.S. business, $835 million (December 31, 2024 – $1,021 million) was on our Canadian business, US$80 million (December 31, 2024 – US$100 million) was on our Japan business, and US$49 million (December 31, 2024 – US$56 million) was related to Asia (other than Japan) and our run-off reinsurance business.

[4] Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.

[5] Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Investment categories for variable contracts with guarantees

Variable contracts with guarantees, including variable annuities and variable life, are invested at the policyholder's discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31, ($ millions)	2025	2024
Investment category		
Equity funds	$ **51,919**	$ 51,457
Balanced funds	**36,889**	37,381
Bond funds	**8,528**	9,017
Money market funds	**1,794**	1,712
Other debt investments	**2,074**	2,082
Total	**$ 101,204**	$ 101,649

Caution Related to Sensitivities

In the sections that follow, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI's LICAT ratio will be as indicated.

Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.

Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures

As outlined above, we have net exposure to equity risk through asset and liability mismatches; our guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from guarantees not dynamically hedged, and from other unhedged exposures in our insurance contracts.

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI's LICAT ratio resulting from changes in public equity market values.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns[1]

As at December 31, 2025	Net income attributed to shareholders					
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity and segregated fund guarantees[2]	$ (1,790)	$ (1,070)	$ (490)	$ 400	$ 750	$ 1,050
General fund equity investments[3]	(1,320)	(880)	(440)	440	870	1,310
Total underlying sensitivity before hedging	(3,110)	(1,950)	(930)	840	1,620	2,360
Impact of macro and dynamic hedge assets[4]	650	390	170	(130)	(240)	(330)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,460)	(1,560)	(760)	710	1,380	2,030
Impact of reinsurance	1,110	670	310	(270)	(490)	(700)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	**$ (1,350)**	**$ (890)**	**$ (450)**	**$ 440**	**$ 890**	**$ 1,330**

As at December 31, 2024	Net income attributed to shareholders					
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity and segregated fund guarantees[2]	$ (2,050)	$ (1,240)	$ (560)	$ 470	$ 860	$ 1,190
General fund equity investments[3]	(1,240)	(820)	(400)	390	780	1,180
Total underlying sensitivity before hedging	(3,290)	(2,060)	(960)	860	1,640	2,370
Impact of macro and dynamic hedge assets[4]	720	430	190	(150)	(260)	(360)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,570)	(1,630)	(770)	710	1,380	2,010
Impact of reinsurance	1,320	810	370	(320)	(590)	(830)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	**$ (1,250)**	**$ (820)**	**$ (400)**	**$ 390**	**$ 790**	**$ 1,180**

[1] See "Caution related to sensitivities" above.

[2] For variable annuity contracts measured under the variable fee approach ("VFA"), the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore, a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.

[3] This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment), and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit-linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

[4] Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI's LICAT ratio from changes to public equity market values[1],[2]

As at December 31, 2025

($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$ (2,970)	$ (1,820)	$ (840)	$ 730	$ 1,390	$ 1,980
Impact of risk mitigation – hedging[3]	870	510	220	(180)	(320)	(430)
Impact of risk mitigation – reinsurance[3]	1,400	850	390	(330)	(630)	(890)
VA net of risk mitigation	(700)	(460)	(230)	220	440	660
General fund equity	(1,410)	(910)	(440)	440	880	1,300
Contractual service margin ($ millions, pre-tax)	**$ (2,110)**	**$ (1,370)**	**$ (670)**	**$ 660**	**$ 1,320**	**$ 1,960**
Other comprehensive income attributed to shareholders ($ millions, post-tax)[4]	**$ (920)**	**$ (620)**	**$ (300)**	**$ 300**	**$ 580**	**$ 860**
Total comprehensive income attributed to shareholders ($ millions, post-tax)	**$ (2,270)**	**$ (1,510)**	**$ (750)**	**$ 740**	**$ 1,470**	**$ 2,190**
MLI's LICAT ratio (change in percentage points)	**(2)**	**(1)**	**(1)**	**1**	**1**	**2**

As at December 31, 2024

($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$ (3,420)	$ (2,110)	$ (970)	$ 840	$ 1,580	$ 2,250
Impact of risk mitigation – hedging[3]	940	560	250	(190)	(350)	(470)
Impact of risk mitigation – reinsurance[3]	1,670	1,020	470	(400)	(740)	(1,050)
VA net of risk mitigation	(810)	(530)	(250)	250	490	730
General fund equity	(1,140)	(740)	(370)	370	750	1,110
Contractual service margin ($ millions, pre-tax)	**$ (1,950)**	**$ (1,270)**	**$ (620)**	**$ 620**	**$ 1,240**	**$ 1,840**
Other comprehensive income attributed to shareholders ($ millions, post-tax)[4]	**$ (840)**	**$ (560)**	**$ (280)**	**$ 270**	**$ 530**	**$ 790**
Total comprehensive income attributed to shareholders ($ millions, post-tax)	**$ (2,090)**	**$ (1,380)**	**$ (680)**	**$ 660**	**$ 1,320**	**$ 1,970**
MLI's LICAT ratio (change in percentage points)	**(1)**	**(1)**	**-**	**1**	**1**	**1**

[1] See "Caution related to sensitivities" above.
[2] This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
[3] For variable annuity contracts measured under VFA, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
[4] The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.

Interest Rate and Spread Risk Sensitivities and Exposure Measures

As at December 31, 2025, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.

The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could materially impact net income attributed to shareholders.

Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see "Critical Actuarial and Accounting Policies – Fair Value of Invested Assets", below). More information on ALDA can be found below in the "Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures" section.

The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates[1],[2],[3]

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads	
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ 200	$ (300)	$ (200)	$ 100	$ -	$ -
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	100	-	(300)	300
Total comprehensive income attributed to shareholders	-	-	100	-	(200)	200

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads	
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ 100	$ (200)	$ -	$ (100)	$ -	$ -
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	200	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	-	100	(100)	200	-	-

[1] See "Caution related to sensitivities" above.
[2] Estimates include changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates.
[3] Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

Potential impact on MLI's LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates[1],[2],[3],[4],[5]

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads	
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI's LICAT ratio	(1)	-	(3)	3	-	-

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads	
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI's LICAT ratio	-	-	(3)	3	-	-

[1] See "Caution related to sensitivities" above.
[2] Estimates include changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates.
[3] Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
[4] LICAT impacts reflect the impact of anticipated scenario switches.
[5] Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.

LICAT Scenario Switch

When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI's LICAT guideline.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region[1] based on current market inputs and the Company's Consolidated Statements of Financial Position.

With the current level of interest rates in 2025, the probability of a scenario switch that could materially impact our LICAT ratio is low[2]. Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to be different from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company's asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.

Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures

The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy[3] and other investments.

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to "Publicly traded equity performance risk sensitivities and exposure measures" above for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values[1]

As at	December 31, 2025		December 31, 2024	
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$ (200)	$ 200	$ (200)	$ 200
Net income attributed to shareholders[2]	(2,200)	2,200	(2,500)	2,500
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,400)	2,400	(2,700)	2,700

[1] See "Caution related to sensitivities" above.
[2] Net income attributed to shareholders includes core earnings and the items excluded from core earnings.

Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values[1]

As at	December 31, 2025		December 31, 2024	
(change in percentage points)	-10%	+10%	-10%	+10%
MLI's LICAT ratio	(1)	-	(1)	1

[1] See "Caution Related to Sensitivities" above.

Foreign Exchange Risk Sensitivities and Exposure Measures

We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support. As at December 31, 2025, we did not have a material unmatched currency exposure.

The following table shows the potential impact on core earnings of a 10% change in the value of the Canadian dollar relative to our other key operating currencies. Note that the impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

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[1] LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan and Other Region.
[2] See "Caution regarding forward-looking statements" above.
[3] Energy includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

Potential impact on core earnings of changes in foreign exchange rates[1]

As at ($ millions)	December 31, 2025 +10% strengthening	December 31, 2025 -10% weakening	December 31, 2024 +10% strengthening	December 31, 2024 -10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	**$ (430)**	**$ 430**	$ (450)	$ 450
10% change in the Canadian dollar relative to the Japanese yen	**(60)**	**60**	(50)	50

(1) See "Caution Related to Sensitivities" above.

LICAT regulatory ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital metrics.

Liquidity Risk Exposure Strategy

We manage liquidity levels of the consolidated group and key subsidiaries against established thresholds, which are based on extreme but plausible liquidity stress scenarios over varying time horizons.

Our use of derivatives for hedging purposes is a significant source of liquidity risk through collateral and cash settlement requirements for OTC bilateral and centrally cleared derivatives under adverse market conditions. To assess these potential liquidity needs, we regularly stress test the market value of our derivative portfolio under various stress scenarios and measure and monitor the contingent requirements against our liquid asset holdings. Additionally, we maintain a liquidity contingency plan with diverse sources of contingent liquidity that can be utilized under severe stress conditions.

Manulife Bank (the "Bank") has a stand-alone liquidity risk management framework. The framework includes daily monitoring of liquidity levels, liquidity forecasting and stress testing, and a liquidity contingency plan. The Bank maintains an unencumbered, high-quality liquidity buffer and has established a diversified funding program to meet its funding and liquidity requirements. The Bank's funding program includes retail demand deposits and GICs, wholesale term funding, and a well-established program to securitize residential mortgage assets. The Bank models extreme but plausible stress scenarios that demonstrate the Bank has sufficient liquid marketable securities and sufficient contingent liquidity to manage its requirements during periods of elevated market stress.

Similarly, Global WAM has a stand-alone liquidity risk management framework for the businesses managing assets or manufacturing investment products for third-party clients. We maintain fiduciary standards designed to ensure that client and regulatory expectations are met in relation to the liquidity risks taken within each investment. Additionally, we regularly monitor and review the liquidity of our investment products as part of our ongoing risk management practices.

Market & Liquidity Risk Factors

Our most significant source of publicly traded equity risk arises from equity-linked products with guarantees, where the guarantees are linked to the performance of the underlying funds.

- The reported public equity risk sensitivity primarily arises from insurance exposures, including guarantees associated with equity-linked investments such as variable annuity and segregated fund products, general fund investments in publicly traded equities and mutual funds backing general fund product liabilities.
- Market conditions resulting in reductions in the asset value we manage have an adverse effect on the revenues and profitability of our investment management business, which depends on fees related primarily to the values of assets under management and administration.
- Guaranteed benefits of variable annuity and segregated funds are contingent and payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than the risk-free rate plus an adjustment for product illiquidity assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in reductions that could impact net income attributed to shareholders, the contractual service margin, and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, sustained flat or declining public equity markets would likely reduce asset-based fee revenues related to variable annuities and segregated funds with guarantees, unit-linked products, and other wealth and insurance products.
- Where publicly traded equity investments are used to support general fund product liabilities, adverse public equity returns and associated impacts to insurance contract liabilities from certain product features such as universal life minimum crediting rate guarantees, or participating product zero dividend floor implicit guarantees, could result in a reduction to the contractual services margin or total comprehensive income.

We experience interest rate and spread risk within the general fund primarily due to differences in how our assets and liabilities respond to changes in these variables.

- Interest rate and spread risk arises from differences in the movements of our assets and liabilities due to changes in these variables. For our assets, changes in value from movements in interest rates and spreads would vary by asset and would be impacted by factors such as duration and credit rating. For insurance contract liabilities, which are discounted using risk-free yields adjusted by an illiquidity premium, changes in the value would be impacted by factors such as the duration of the

liability, and the spread exposure through the illiquidity premium. To the extent that there are mismatches between the assets and liabilities such as through differences in duration, or differences in spread exposure, interest rate or spread movements could result in a reduction in the contractual service margin or total comprehensive income.

- The Company's disclosed estimated impact from interest rate movements reflects a parallel increase and decrease in interest rates of specific amounts. The impact from non-parallel movements may be different from the estimated impact of parallel movements. For further information on interest rate scenarios refer to "Interest Rate and Spread Risk Sensitivities and Exposure Measures".

We experience foreign exchange risk as a substantial portion of our business is transacted in currencies other than Canadian dollars.

- Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens relative to these currencies, net income attributed to shareholders would decline and our reported shareholders' equity would decline. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect and would increase net income attributed to shareholders and shareholders' equity.

The Company's hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks.

- Our hedging strategies rely on the execution of derivative transactions in a timely manner. Market conditions can limit availability of hedging instruments, requiring us to post additional collateral, and can further increase the costs of executing derivative transactions. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is subject to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase.

- The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The strategies are highly dependent on complex systems and mathematical models that are subject to error and rely on forward-looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the strategies, there may be additional unidentified risks that may negatively impact our business and future financial results. For further information pertaining to counterparty risks, refer to the risk factor "If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate".

- Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rates, our dynamic hedging strategy will not fully offset the changes in liabilities.

- The level of guarantee claims returns or other benefits ultimately paid will be impacted by policyholder longevity and policyholder behaviour including the timing and amount of withdrawals, lapses, fund transfers, and contributions. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder behaviour since the impact of actual policyholder longevity and policyholder behaviour variances cannot be hedged using capital markets instruments. The efficiency of our market risk hedging is directly affected by accuracy of the assumptions related to policyholder longevity and policyholder behaviour.

- Policy liability guarantees for certain products use long-term forward-looking estimates of volatilities. These long-term forward-looking volatilities assumed for policy liabilities meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

Prolonged changes in market interest rates may impact our net income attributed to shareholders and capital ratios.

- A prolonged low or negative (nominal or real) interest rate environment may result in lower net investment results and a decrease in new business CSM until products are repositioned for the lower rate environment. Other potential consequences of low interest rates include:
  - Negative impact on sales and reduced new business profitability;
  - Increased cost of hedging and as a result, the offering of guarantees could become uneconomic;
  - Reinvestment of cash flows into low yielding bonds could result in lower future earnings due to lower returns on surplus and general fund assets supporting in-force liabilities, and due to guarantees embedded in products including minimum guaranteed rates in participating and adjustable products;
  - Negative impacts to other macroeconomic factors including unfavourable economic growth and lower returns on other asset classes;
  - Potential impairments of goodwill;
  - Lower expected earnings on in-force policies;
  - Potential risk of lowering the ultimate spot rate within our discount rates that would increase our liabilities;
  - A switch in the prescribed interest stress scenario that impacts LICAT capital. See "LICAT Scenario Switch" above; and
  - Reduced ability of MFC's insurance subsidiaries to pay dividends to MFC.

- While higher interest rates are generally good for our business, there are some associated risks. A rapid rise in interest rate or a prolonged high-rate environment may result in material changes in policyholder behaviour such as higher surrenders, withdrawals, changes in fund contributions or fund transfers. Other potential consequences of a rapid rise in or prolonged high interest rates include:

  ◦ Decrease in value of existing fixed income assets supporting general account surplus and liabilities, including the employee benefit plans;
  ◦ Losses attributable to early liquidation of fixed income instruments supporting contractual surrender benefits;
  ◦ Decline in value of some of our ALDA investments, particularly those with fixed contractual cash flows such as long-leased real estate and certain infrastructure investments;
  ◦ Increase in collateral demands, especially for our interest rate hedging book which incurs market-to-market losses in a rising rate environment;
  ◦ Adverse effect on the local solvency ratio for some countries in which we operate;
  ◦ A switch in the prescribed interest stress scenario that impacts LICAT capital. See "LICAT Scenario Switch" above;
  ◦ Shift in new sales mix from competitive pressure on wealth products that are less attractive on a yield basis;
  ◦ Increase in funding costs on repurchase agreements (i.e., repo transactions); and
  ◦ Increase in borrowing costs as we refinance our debt.

Liquidity risk is impacted by various factors, including but not limited to, capital and credit market conditions, repricing risk on letters of credit, collateral pledging obligations, and reliance on deposits sensitive to confidence or broad macroeconomic factors.

- Adverse market conditions may significantly affect our liquidity risk.

  ◦ Reduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit, such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to the debt capital markets or increase borrowing costs.
  ◦ Liquid assets are required to pledge as collateral and to cover cash settlements for variation margin to support activities such as the use of derivatives for hedging purposes.
  ◦ The principal sources of our liquidity are cash, insurance and annuity premiums, fee income earned on AUM, cash flow from our investment portfolios, and our assets that are readily convertible into cash, including money market securities. The issuance of long-term debt, common and preferred shares, and other capital securities may also increase our available liquid assets or be required to replace certain maturing or callable liabilities. In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders, or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases due to a significant market downturn.

- Increased cleared derivative transactions, combined with margin rules on non-cleared derivatives, could adversely impact our liquidity risk.

  ◦ Over time our existing over-the-counter derivatives will migrate to clearing houses, or the Company and its counterparties may have the right to cancel derivative contracts after specific dates or in certain situations such as a ratings downgrade, which could accelerate the transition to clearing houses. Cleared derivatives are subject to both initial and variation margin requirements, and a more restrictive set of eligible collateral than non-cleared derivatives.
  ◦ In addition, initial margin rules for new non-cleared derivatives further increase our liquidity needs.

- We are exposed to repricing risk on letters of credit.

  ◦ In the normal course of business, third-party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to repricing risk and under adverse conditions, increases in costs may be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. As at December 31, 2025, letters of credit for which third parties are beneficiaries, in the amount of $251 million, were outstanding (2024 – $271 million). There were no assets pledged against these outstanding letters of credit as at December 31, 2025.

- Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity.

  ◦ In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. As at December 31, 2025, total pledged assets were $26,745 million, compared with $26,272 million as at December 31, 2024.

- Our bank subsidiary relies on deposits sensitive to confidence as well as macroeconomic conditions.

  ◦ The Bank is a wholly owned subsidiary of our Canadian life insurance operating company, MLI. Retail deposits are a significant part of the funding base of the Bank. A real or perceived problem with the Bank or its parent company could result in a loss of confidence in the Bank's ability to meet its obligations, which in turn may trigger a significant withdrawal of deposit funds. Depositors are protected through the Bank's membership in the Canada Deposit Insurance Corporation ("CDIC") which insures demand deposits up to $100,000 per eligible depositor. Insured demand deposits are less susceptible to runoff and a significant proportion of the Bank's deposits are CDIC insured. The Bank also protects depositors through mitigation strategies outlined in the Bank's liquidity contingency plan and the Bank may elect to sell or securitize assets with third parties to increase liquidity. The Bank may consider the use of Bank of Canada facilities to generate short term liquidity to pay depositors; however, access to these facilities is at the sole discretion of the Bank of Canada.

- Our investments in predominately-investment-grade private placements and below-investment-grade private credit do not have readily observable market prices and may be less liquid than other investments.

  ◦ We mitigate these risks by rigorous approval and oversight processes for all private assets, by employing third-party valuation services to value most private credit assets, and through our liquidity risk framework, which assumes private fixed income assets have limited liquidity in a stress scenario.

Credit & Investment Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations. Investment risk, such as those pertaining to market fluctuations (e.g., interest rates, foreign exchange) or operating performance, that can affect both fixed income and ALDA valuations, are covered under the Market & Liquidity section above.

Credit Risk Management Strategy

Credit risk is governed by the Credit Committee which oversees the overall credit risk management program. The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers, and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily public and private investment grade bonds and commercial mortgages. We have a program for selling Credit Default Swaps ("CDS") that employs a highly selective, diversified, and conservative approach. CDS decisions follow the same underwriting standards as our cash bond portfolio. Our credit granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign a risk rating, based on a standardized 22-point scale consistent with those of external rating agencies, following a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the counterparty. We assess and update risk ratings regularly. For additional input to the process, we also assess credit risks using a variety of industry standard market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. Major credit decisions are approved by the Credit Committee and the largest decisions are approved by the CEO and, in certain cases, by the Board.

We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating (generally A- from internationally recognized rating agencies). We measure both bilateral and exchange-traded derivative counterparty exposure as net potential credit exposure. The measurement takes into consideration the replacement cost, which reflects mark-to-market values of the exposure adjusted for the effects of net collateral, and the potential future exposure, which reflects the potential increase in exposure until the closure or replacement of the transactions. Credit risk arising from reinsurance counterparties is included in the valuation models for reinsurance contract assets. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities on a best estimate basis net of collateral held. The creditworthiness of all reinsurance counterparties is reviewed internally on a regular basis.

Regular reviews of credits within the various portfolios are undertaken with the goal of prompt identification of changes to credit quality and, where appropriate, taking corrective action.

Our credit policies, procedures and investment strategies are established under a strong governance framework and are designed to ensure that risks are identified, measured, and monitored consistent with our risk appetite. We seek to actively manage credit exposure in our investment portfolio to reduce risk and minimize losses, and derivative counterparty exposure is managed proactively. However, we could experience volatility on a quarterly basis and losses could potentially arise as a result.

Credit Risk Exposure Measures

We use the Expected Credit Loss ("ECL") impairment allowance model in accordance with IFRS to establish and maintain allowances on our invested assets which are debt instruments measured at FVOCI or amortized cost. ECL allowances are measured on a probability-weighted basis, based on four macroeconomic scenarios, and incorporate consideration of past events, current market conditions, and reasonable supportable information about future economic conditions.

We measure ECL allowances using a three-stage approach. We recognize ECL on performing financial instruments that have not experienced significant increases in credit risk ("SICR") since acquisition to the extent of losses expected to result from defaults occurring within 12 months of the reporting date (Stage 1). Full lifetime ECLs are recognized for financial instruments experiencing SICR since acquisition or having become 30 days in arrears in principal or interest payments (Stage 2). Full lifetime ECLs are also recognized for financial instruments which have become credit-impaired (Stage 3), with a probability of default set at 100%. Interest income on Stage 3 financial instruments is determined based on the carrying amount of the asset, net of any credit loss allowance.

We establish ECL allowances for investments in debt instruments which are measured at FVOCI or amortized cost. On an ongoing basis, these ECL allowances are monitored and adjusted for changes in credit quality and conditions. Credit risk arising from reinsurance counterparties is included in the valuation models for reinsurance contract assets. There is no assurance that the ECL allowances or valuation results will be adequate to cover future potential losses.

For more information on our ECL allowances, refer to notes 1 and 8 of the 2025 Annual Consolidated Financial Statements.

Credit & Investment Risk Factors

Borrower or counterparty defaults or downgrades could adversely impact our earnings.

- Worsening regional and global economic conditions could result in borrower or counterparty defaults or downgrades and could lead to increased allowances or impairments related to our general fund invested assets and derivative financial instruments, and an increase in the credit risk factored into modeling of our reinsurance contract assets and insurance contract liabilities.
- Our invested assets subject to credit risk primarily include investment grade bonds, private placements, commercial and residential mortgages, asset-backed securities, and consumer loans. These assets are generally carried at FVOCI, and as a result, changes in the required ECL allowance would be recorded in the provision for credit losses in the Consolidated Statements of Income. The return cash inflow assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.
- Volatility may arise from defaults and downgrade charges on our invested assets, and as a result, losses could potentially rise above long-term expected levels. The ECL impairment allowance was $809 million, representing 0.18% of total general fund invested assets as at December 31, 2025, compared with $828 million, representing 0.19% of total general fund invested assets as at December 31, 2024.

If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate.

- The Company uses derivative financial instruments to mitigate exposures to public equity, foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2025, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $1,386 million (2024 – $1,319 million). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $nil (2024 – $nil). As at December 31, 2025, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $9,955 million (2024 – $9,048 million) compared with $561 million after taking into account master netting agreements and the benefit of fair value of collateral held (2024 – $429 million). The exposure to any counterparty would grow if, upon the counterparty's default, markets moved such that our derivatives with that counterparty gain in value. Until we are able to replace those derivatives with another counterparty, the gain on the derivatives subsequent to the counterparty's default would not be backed by collateral.
- The Company reinsures a portion of the insurance policies it sells, which also includes the use of reinsurance to effectively sell blocks of business to third parties. Unless the policies are novated to the reinsurer, the Company remains directly liable to policyholders to fulfill obligations under these policies. The Company is reimbursed by the reinsurer for payments made to policyholders on the reinsured policies. To mitigate credit risk to the reinsurer, the Company may require reinsurers to provide collateral for their reinsurance obligations. In the event that a reinsurer fails to fulfill its contractual obligations to the Company under the reinsurance contract, a proportional decrease to the value of the reinsurance asset would be

acknowledged with a consequent negative impact to any net income attributed to shareholders and capital position. Such negative impact would be offset to the extent the amount of collateral provided by the reinsurer is sufficient to cover the reinsurer's obligations.

- We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2025, the Company had loaned securities (which are included in invested assets) valued at approximately $1,800 million, compared with $1,021 million as at December 31, 2024.

The determination of loss allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position.

- The determination of impairment losses on debt investments measured at FVOCI or amortized cost is based upon the ECL model which is applied quarterly. ECL allowances are estimated as the differences between all contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at the original effective interest rates of the contracts. This process includes consideration of past events, current market conditions, and reasonable and supportable information about future economic conditions. Forward-looking macroeconomic variables used within the estimation models represent variables that are the most closely related with credit loss expectations for the relevant issuance.

- The estimation and measurement of ECL impairment losses requires significant judgment. These estimates are driven by many elements, changes in which can result in different levels of allowances. Elements include the estimation of the amount and timing of future cash flows, our criteria for assessing if there has been a significant increase in credit risk ("SICR"), the selection of forward-looking macroeconomic scenarios and their probability weights, the application of expert credit judgment in the development of the models, inputs and, when applicable, overlay adjustments. It is our process to regularly review our models in the context of actual loss experience and adjust when necessary. We have implemented formal policies, procedures, and controls over all significant impairment processes.

- Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

We experience ALDA performance risk from the risk of low returns, including lower valuations.

- ALDA performance risk arises from general fund investments in directly-owned real estate, timber properties, farmland properties, infrastructure, private equities, and energy assets.

- Difficult economic conditions could result in higher vacancy, lower rental rates, and lower demand for real estate investments, all of which would adversely impact the value of our diversified real estate investments. Continual advances in the digitization of work and the transformation of physical retail may have further negative impact to our commercial real estate investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail. Sustained declines in valuation multiples in the public equity market would also likely cause values to decline in our private equity portfolio. The timing and amount of investment income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

- Our timberland and farmland holdings are exposed to natural risks, such as prolonged drought, wildfires, insects, windstorms, flooding, and climate change. We are generally not insured for these types of risks but seek to proactively mitigate their impact through portfolio diversification and prudent operating practices.

- The value of energy assets, including oil and gas, could be adversely affected by declines in energy prices as well as by a number of other factors including production declines, difficult economic conditions, changes in consumer preferences to transition to a low-carbon economy, and geopolitical events. Changes in government regulation, including environmental regulation could also adversely affect the value of our investments in both renewable and non-renewable energy assets.

- Higher interest rates, in combination with uncertain economic environments, could precipitate higher ALDA discount rates as buyers demand higher current returns to invest in ALDA. Since ALDA cash flows may, to some degree, be fixed in the near to medium-term, some ALDA values may initially decline in order for the asset returns to meet the desired higher discount rates in future periods, resulting in lowered current portfolio returns.

- The negative impact of changes in market or economic factors can take time to be fully reflected in the valuations of private investments, including ALDA, especially if the change is large and rapid, as market participants endeavor to adjust their forecasts and better understand the potential medium to long-term impact of such changes. As a result, valuation changes in any given period may reflect the delayed impact of events that occurred in prior periods. Our real estate valuations are based on external appraisals and these appraisals may lag behind current market transactions.

- We rely on a diversified portfolio of ALDA to generate relatively stable investment returns. Diversification benefits may be reduced at times, especially during a period of economic stress, which would adversely affect portfolio returns.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance experience emerging differently than assumed when a product was designed and priced. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience.

Insurance Risk Management Strategy

The Product Oversight Committee[1] oversees the overall insurance risk management program. The Product Oversight Committee has established a broad framework for managing insurance risk under a set of policies, standards, and guidelines, designed to ensure that our product offerings align with our risk taking philosophy and risk limits, and achieve acceptable profit margins. These cover:

- product design features
- use of reinsurance
- pricing models and software
- internal risk based capital allocations
- target profit objectives

- pricing methods and assumption setting
- stochastic and stress scenario testing
- required documentation
- review and approval processes
- experience monitoring programs

In each business unit that sells insurance, we designate individual pricing officers who are accountable for pricing activities, chief underwriters who are accountable for underwriting activities, and chief claims risk managers who are accountable for claims activities. Both the pricing officer and the general manager of each business unit approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, in accordance with global policies and standards. Risk management functions provide additional oversight, review and approval of material product and pricing initiatives, as well as material underwriting initiatives. Actuarial functions provide oversight review and approval of insurance and investment contract liability valuation methods and assumptions. In addition, both risk and actuarial functions review and approve new reinsurance arrangements. We perform annual risk and compliance self-assessments of the product development, pricing, underwriting and claims activities of all insurance businesses. To leverage best practices, we facilitate knowledge transfer between staff working with similar businesses in different geographies.

We utilize an internally developed global underwriting manual, supplemented with reinsurers' manuals in certain jurisdictions and for certain coverages. This is intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies (see "Risk Management and Risk Factors – Insurance Risk Factors – External market conditions determine the availability, terms and cost of reinsurance protection" below). Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risks. We seek to actively manage the Company's aggregate exposure to each of policyholder behaviour risk and claims risk against enterprise-wide economic capital limits. Policyholder behaviour risk limits cover the combined risk arising from policy lapses and surrenders, withdrawals, and other policyholder driven activity. The claims risk limits cover the risks arising from mortality, longevity, and morbidity.

Internal experience studies, as well as trends in our experience and that of the industry, are monitored to update current and projected claims and policyholder behaviour assumptions, resulting in updates to insurance contract liabilities as appropriate.

Insurance Risk Factors

Losses may result should actual experience be materially different than that assumed in the valuation of insurance contract liabilities.

- Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our insurance contract liabilities and the review may result in an increase in insurance contract liabilities and a decrease in net income attributed to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make. See "Critical Actuarial and Accounting Policies" below.
- Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal, and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse

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[1] Global WAM product-related risks (e.g. strategic, operational, etc.) are managed by First Line Local / Regional Product Committees and working groups and the Global Investment Product Committee. Notable products which could introduce new and material risks are reviewed and approved by the Global WAM Risk Committee prior to launch.

policyholder behaviour experience, or a rapid rise in interest rates could increase the attractiveness of alternatives for customers holding products that offer contractual surrender benefits that are not market value adjusted, which could also contribute to adverse policyholder behaviour experience. If premium persistency or lapse rates are significantly different from our expectations, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may be unable to implement necessary price increases on our in-force businesses or may face delays in implementation.

- We continue to seek state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. For some in-force business, regulatory approval for price increases may not be required. However, regulators or policyholders may nonetheless seek to challenge our authority to implement such increases. Our insurance contract liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then insurance contract liabilities could increase accordingly and reduce net income attributed to shareholders.

Evolving legislation related to genetic testing could adversely impact our underwriting abilities.

- Current or future legislation in jurisdictions where Manulife operates may restrict its right to underwrite based on access to genetic test results. Without the obligation of disclosure, the asymmetry of information shared between applicant and insurer could increase anti-selection in both new business and in-force policyholder behaviour. The impact of restricting insurers' access to this information and the associated problems of anti-selection becomes more acute where genetic technology leads to advancements in diagnosis of life-threatening conditions that are not matched by improvements in treatment. We cannot predict the potential financial impact that this would have on the Company or the industry as a whole. In addition, there may be further unforeseen implications as genetic testing continues to evolve and becomes more established in mainstream medical practice.

Evolving AI models could adversely impact our underwriting and claims abilities.

- The rapid growth and availability of AI and generative AI technologies presents significant opportunities to enhance underwriting and claims activities, together with certain risks and challenges. AI models have been implemented in some geographies to enhance underwriting and claims processes. These new technologies carry risks that may not be fully understood. The Company puts in place guardrails that seek to limit the scope of exposure and monitors closely the experience to mitigate any emerging risks, but the Company can make no assurances that these efforts will be successful.
- Future legislation may restrict certain usage of AI models or data that feed into the AI models, which could adversely impact our underwriting and claims abilities.

Life and health insurance claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale human-made disasters and acts of terrorism.

- Claims resulting from catastrophic events could cause substantial volatility in our financial results in any period and could materially reduce our profitability or harm our financial condition. Large-scale catastrophic events may also reduce the overall level of economic activity, which could hurt our business and our ability to write new business. It is possible that geographic concentration of insured individuals could increase the severity of claims we receive from future catastrophic events. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the severity of such an event is outside of our control and could have a material impact on the losses we experience. Additionally, catastrophic events could harm our reinsurers' financial condition, resulting in reinsurance defaults.
- The cost of health insurance benefits may be impacted by unforeseen trends in the incidence, termination and severity rates of claims. The ultimate level of lifetime benefits paid to policyholders may be increased by an unexpected increase in life expectancy. For example, advances in technology could lead to longer lives through better medical treatment or better disease prevention. As well, adverse claims experience could result from systematic anti-selection, which could arise from anti-selective lapse behaviour, underwriting process failures, anti-selective policyholder behaviour due to greater consumer accessibility to home-based medical screening, or other factors.

External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.

- As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, a reinsurer's ability to raise rates is restricted by terms in our reinsurance contracts, which we seek to enforce. Over the past several years, we have received rate increase requests from some of our reinsurers. Thus far, dealing with those requests has not had a material adverse effect on our results of operation or financial condition. Consistent with past practice, we dispute requested increases and, if necessary, we can pursue legal action in order to protect our contractual rights. While possible outcomes remain unknown and there can be no assurance that the outcome of any one or more of these disputes would not have a material adverse effect on our results of operation or financial condition for a particular reporting period, we believe that our reserves, inclusive of reinsurance provisions, are appropriate overall.

- In addition, an increase in the cost of reinsurance could also adversely affect our ability to write future new business or result in the assumption of more risk with respect to policies we issue. Premium rates charged on new policies we write are based, in part, on the assumption that reinsurance will be available at a certain cost. Certain reinsurers may attempt to increase rates they charge us for new policies we write, and for competitive reasons, we may not be able to raise the premium rates we charge for newly written policies to offset the increase in reinsurance rates. If the cost of reinsurance were to increase, or if reinsurance were to become unavailable and if alternatives to reinsurance were not available, our ability to write new policies at competitive premium rates could be adversely affected.

Operational Risk

Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including business disruptions, damage to physical assets, human resource management failures, processing errors, modelling errors, business integration, theft and fraud, as well as regulatory compliance failures or legal disputes.

Operational risk is also embedded in all the practices we use to manage other risks; therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit & investment risk, market & liquidity risk, insurance risk, and technology and cyber risk.

Operational risk is inherently on the rise as we expand our ecosystem to include more third parties and adopt newer technologies to drive better customer outcomes and efficiencies. In such cases, an operational risk can arise from outside of Manulife's immediate span of direct control and have material consequences for Manulife, our customers, and other key stakeholders. If left unmitigated, these risks can be amplified across multiple business units and processes resulting in significant exposures.

Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to our brand and reputation. As such, there are higher expectations from Manulife's management, our customers and other key stakeholders, including regulators, on our ability to ensure continued operations of our most critical operations and services in a face of disruption.

Furthermore, Manulife has strengthened its operational risk management program by identifying its critical operations, defining impact tolerances and establishing effective mitigations against severe but plausible disruptions, and has been embedded into our Operational Risk Frameworks and risk management practices.

Operational Risk and Resilience Management Strategy

Our corporate governance practices, corporate values, and integrated enterprise-wide approach to managing risk set the foundation for mitigating operational risks. This base is further strengthened by internal controls and systems, compensation programs, and talent management throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark these compensation practices against peer companies.

We have our enterprise operational risk management framework that sets out the processes we use to identify, assess, manage, mitigate, and report on significant operational risk exposures. Complementary to this, we have our operational resilience framework which outlines Manulife's approach to resilience including our ability to adapt to, recover from and withstand disruption of our most critical operations. Operational resilience entails a sound understanding of critical operations and services end to end and their delivery through severe but plausible circumstances within tolerance for disruption. Overall, the execution of our operational risk management strategy supports the drive towards a focus on the effective management of our key global operational risks and operational resilience. Our Operational Risk and Segment Risk Committees oversee all operational risk and resilience matters, including operational risk strategy, management, and governance. We have enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation.

Business Continuity Risk Management Strategy

Effective business continuity management is an important capability to help ensure the resilience of a firm's most critical operations and services. However it has traditionally focused on the 'recovery after' rather than the 'continued operation through' disruption. At Manulife, we connect our business continuity with other key disciplines such as third-party risk management, technology risk and disaster recovery, and change risk and data risk management through the lens of critical operations and seek to ensure that resilience is embedded into the design of processes and technologies to reduce the likelihood of failure in the first instance.

We manage business continuity risk through its lifecycle in accordance with regulatory requirements, our business continuity risk management standard, and industry best practices. Management develops and owns the business continuity plans (BCPs) and processes that seek to minimize the impact of, and continue to operate through disruptions resulting from internal or external factors. BCPs are developed with a level of detail and comprehensiveness commensurate with the criticality of the business process and address business strategy and requirements, incorporate inputs from key stakeholders, and details upstream and downstream dependencies. The BCPs are updated through regular monitoring and testing, recalibrating them to meet the evolving environment conditions and business requirements. Oversight and challenge are provided by the risk teams at all stages of the business continuity management lifecycle, helping to ensure the requirements set out in the standard are being met and that our plans are up to date and actionable.

Third-Party Risk Management Strategy

Our operations and strategic initiatives depend on a diverse set of third-party relationships—including distributors, independent contractors, outsourcing providers, and suppliers—that deliver essential services and capabilities. While these relationships are critical to our business model, they also introduce risks that may affect profitability, regulatory compliance, and reputation if third parties fail to meet performance expectations, contractual obligations, or legal requirements.

We manage third-party risk through a comprehensive framework that governs the full lifecycle of these relationships. This includes due diligence during onboarding, clear contractual arrangements, ongoing performance monitoring, and structured processes for renewal or termination. The framework is designed to be adaptable across various third-party types and is aligned with applicable regulatory expectations.

Additional oversight is applied to third parties deemed critical to our operations, with enhanced requirements focused on service continuity, exit planning, and disruption response. Third-party risk is assessed in coordination with broader enterprise risk domains—including operational, cyber, compliance, and reputational risk—to ensure a holistic view of exposures. These practices help ensure accountability, resilience, and responsiveness to evolving regulatory expectations.

Change Risk Management Strategy

We seek to ensure that significant changes are practical and meet company objectives, and are successfully implemented and monitored by management. Our practices are enforced through our framework, policies and standards which are benchmarked against leading practices and regulatory requirements.

Legal and Regulatory Compliance Program Risk Management Strategy

Compliance oversees our Regulatory Compliance Management program and function. For our centralized programs, support is provided by our designated Segment Chief Compliance Officers and Compliance Functional leads as instructed by the Global Chief Compliance Officer. Programs supported include Regulatory Governance, Financial Crimes Compliance, Privacy Compliance, the Global Ethics Office, and Distribution Compliance.

The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company's employees aware of the laws and regulations that affect it, along with the risks associated with failing to comply. Compliance monitors emerging legal and regulatory developments and prepares the Company to address any changes related to new or existing requirements or obligations.

Compliance seeks to ensure significant issues are escalated and proactively mitigated. Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud, and reputation risks. These processes and business practices include Privacy, Sales and Marketing practices, Sales conduct (including compensation practices, product design, suitability and fiduciary responsibilities), Asset Management practices, the Ethics Hotline, and Regulatory filings. In addition, the Company has standards, policies, processes and controls in place to help protect the Company, our customers and relevant third parties from acts of fraud, and from risks associated with money laundering and terrorist financing. Audit Services and Compliance personnel independently assess the effectiveness of the system of internal controls supporting Compliance. For further discussion of government regulation and legal proceedings, refer to "Government Regulation" in MFC's Annual Information Form dated February 11, 2026 and note 18 of the 2025 Annual Consolidated Financial Statements.

Global Privacy Risk Management Framework

In addition to the Regulatory Compliance program above, we also have a global framework for managing the Company's privacy risk which is overseen by our Global Chief Privacy Officer and includes policies and standards and ongoing monitoring of emerging privacy legislation. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution. Additional controls from both business and technology functions are in place to support compliance with legal and regulatory expectations. Furthermore, a network of privacy, compliance and risk officers support implementation across the enterprise, seeking to ensure compliance with a wide range of global privacy laws and regulations. As privacy legislation continues to evolve, particularly with more stringent requirements around incident reporting and data subject rights, we remain focused on maintaining compliance and minimizing associated risks.

Human Resource Risk Management Strategy

We have multiple human resource policies, practices and programs in place that seek to manage the risks associated with attracting and retaining top talent. These include recruiting programs at every level of the organization, training and development programs for our individual contributors and people leaders, initiatives to foster inclusion, employee engagement surveys, and competitive compensation programs that are designed to attract, motivate, and retain high performing and high potential employees.

Communications Risk Management Strategy

Our Communications team is responsible for both protecting and managing our reputation and the risk associated with distributing communications – internally and externally. Our Media and Social Media policies help ensure that proper reviews of content are taking place ahead of distribution. We also use tools to listen for what others are saying about Manulife as a way to proactively understand and respond to inherent risk. We have teams that are able to distribute communications in response to a crisis should we need to.

Marketing Risk Management Strategy

We have policies, processes and controls in place across media channels and forums globally which seek to ensure Manulife's brands, trademarks, advertising, other marketing-related materials and all communications are presented accurately.

Model Risk Management Strategy

We have designated Model Risk Management teams working closely with model owners and users that seek to manage model risk. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound, implemented and performed as expected, and used as intended.

For AI models our Model Risk Management teams will also work closely with other critical control functions in Manulife, including but not limited to compliance and legal, data governance and privacy offices, IT and Cybersecurity, and other risk management functions, aiming to ensure responsible development and adoption of AI. Generative AI models, such as Large Language Models (LLMs), introduce unique challenges in ensuring they operate with acceptable outcomes, particularly concerning risks like model drift and hallucinations. To mitigate these risks, we employ techniques such as continuous monitoring, fine-tuning, and retraining, along with human-in-the-loop systems for oversight. Despite these measures, AI models may not perform within an acceptable range of outcomes.

AI Operational Risk

We currently use, and expect to continue using AI in support of our products, services, and critical business functions, either through technology we develop or technology developed and maintained by third parties.

The use of AI can accelerate Operational Risks as AI performs tasks previously performed by humans. AI may be susceptible to manipulation, increasing the potential for fraud, privacy issues, litigation, and other issues. AI itself is prone to errors such as hallucinations which can lead to incorrect outcomes in, and disruption to, our business processes, including where AI is used to support the execution of our critical operations and services. The Company strives to put in place appropriate guardrails to mitigate such risks.

Operational Risk Factors

Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies, conduct our operations or to meet the rapid changes in external environments such as demographics and regulatory landscape.

- Market fluctuations aside, the competition for top talent and key capabilities continues to be fierce. Our ability to attract external talent while developing our own internal capabilities is core to our high performing team ambitions. Our industry continues to require specific core capabilities and in meeting those talent needs we compete against other insurance companies, financial institutions, and wealth management organizations to attract talent. We compete against organizations across many industries for digital talent, functional experts, leaders, and sales talent. We also monitor and react to rapid changes in regulations across the globe. These regulations are often complex and may have a significant impact to our operations. To find the talent we need to deliver on our strategic objectives and maintain our competitive advantage, our core approach is focused on building enhanced talent networks to entice top candidates in the market. The risk of other organizations both inside and outside of our geographic footprint targeting our employees is heightened as companies maintain flexible remote working arrangements. Additionally, we are in an environment where pay levels have been increasing more quickly than in recent years due to the competitive talent market, inflation, and other factors. We help ensure that our value proposition remains competitive and current through offerings such as flexible work arrangements, learning investments, wellbeing, recognition & incentive programs, and a culture that strives to be recognized as a top employer within the markets we operate.

If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer.

- The attraction and motivation of productive and engaged sales representatives (agents) is critical to achieving our financial targets and a positive customer experience and brand. We compete with other financial services companies for sales representatives primarily based on the opportunity available, our brand and culture, support services, compensation and product features. Negative changes to any of these factors, or falling below market competitive levels, could impact our ability to attract, retain and engage sufficient sales representatives which could pose a risk to our business objectives and ambitions and could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to manage the risk of significant changes to our business in accordance with our standards, our business strategies and plans, and operations may be impaired.

- We must successfully deliver several significant changes to our business to implement our business strategies and successfully achieve our plans. If we are unable to manage risk imposed by significant changes in accordance with our risk appetite and in order to capture the projected benefits and outcomes of such changes, there could be a material adverse effect on our business and financial condition.

Key business processes may fail, causing material loss events and impacting our customers and reputation.

- Our institution processes a substantial volume of complex transactions both internally and through third-party relationships. This complexity introduces a risk that errors could have material impact on our customers or result in financial loss for the organization. To mitigate these risks, we have instituted controls that seek to ensure timely and accurate processing for our most significant business processes. Furthermore, we have established necessary monitoring, escalation and reporting processes to promptly address errors that may arise.

The interconnectedness of our operations and risk management strategies could expose us to risk if all factors are not appropriately considered and communicated.

- Our business operations, including strategies and operations related to risk management, asset liability management and liquidity management, are interconnected and complex. Changes in one area may have a secondary impact in another area of our operations. For example, risk management actions, such as the increased use of interest rate swaps, could have implications for liquidity risk management, as this strategy could result in the need to post additional amounts of collateral. Failure to appropriately consider these inter-relationships, or effectively communicate changes in strategies or activities across our operations, could have a negative impact on the strategic objectives or operations of another group.

Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition.

- We devote significant resources to develop our risk management policies, procedures, and strategies. Nonetheless, there is a risk that our policies, procedures, and strategies may not be comprehensive. Many of our methods for measuring and managing risk exposures are based upon the use of observed historical market behaviour or statistics based on historical models. Future behaviour may differ from past behaviour. Furthermore, data or models we use may not always be accurate, complete, up-to-date, or properly evaluated or reported.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material.

- We are subject to income and other taxes in the jurisdictions in which we do business. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition.

- Our operations face the risk of discriminatory regulation, political and economic instability, the imposition of economic or trade sanctions, isolationist foreign policies, armed conflicts, civil unrest or disobedience, government policies or regulations adopted in response to political or social pressures and rising populism and/or nationalism, limited protection for, or increased costs to protect intellectual property rights, inability to protect and/or enforce contractual or legal rights, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds out of the countries in which we operate and disruptions in global supply chains. In addition, as political tensions and populism and/or nationalism rise in a number of locations, compliance with laws and regulations by global financial institutions may become challenging as complying with the requirements in one jurisdiction may be contrary to the requirements of another.
- A substantial portion of our revenue and net income attributed to shareholders is derived from our operations outside of North America, primarily in Asian markets. Some of these markets are developing and are rapidly growing countries where these risks may be heightened.
- There is tension between mainland China and Canada, the U.S. and their allies over a number of issues, including trade, technology and human rights resulting in the imposition of sanctions and trade restrictions on companies and individuals. Mainland China and the Hong Kong SAR are important markets for Manulife and tensions may create a more challenging operating environment for Manulife. In addition, the military conflicts in the Middle East and in Ukraine may negatively impact regional and global financial markets and economies.

- These risks could result in disruptions to our operations, unanticipated costs, increased market volatility and inflation, a contraction of business activity and recession, diminished investor and consumer confidence, lower investment growth, insurance sales and fees earned on managed assets, the loss of assets or a reduction in their value and reduced remittances. Failure to manage these risks could have a significant negative impact on our operations and profitability globally.

We are regularly involved in litigation.

- We are regularly involved in litigation, either as a plaintiff or defendant. These cases could result in an unfavourable resolution and could have a material adverse effect on our results of operations and financial condition. For further discussion of legal proceedings refer to note 18 of the 2025 Annual Consolidated Financial Statements.

We may experience difficulty in marketing and distributing products through our current and future distribution channels.

- We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third-party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

Model risk may arise from the inappropriate use or interpretation of models or their output, or the use of deficient models, data or assumptions.

- We rely on highly complex models to support the various operations such as underwriting, pricing, valuation, risk measurement, and for input on decision-making. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient or outdated models, could have a material adverse effect on our business.

Fraud risks may arise from incidents caused by many internal and external threats.

- As a major financial institution, Manulife is subject to fraud risk stemming from internal and external threats. It is impossible to eliminate all fraud risk; however, having an effective company-wide Anti-Fraud Program to guide the organization on minimum required controls, as outlined by the Global Anti-Fraud Standard, will maximize the likelihood that fraud will be prevented or detected in a timely manner and will create a strong deterrent to fraudulent activities such as account takeover, bank, claims, distribution, underwriting, and others. The Anti-Fraud Office within Compliance is responsible for Second Line governance and oversight of global fraud risks. Despite these efforts, Manulife may not be successful in preventing or timely detecting fraud, which could result in business disruption or financial losses, either due to the fraud itself, or from measures Manulife adopts to mitigate fraudulent activity. In addition to the risk of loss, Manulife could face legal actions and the loss of customer and market confidence from fraud events.

Contracted third parties may fail to deliver against contracted activities.

- We rely on third parties to perform a variety of activities on our behalf, and failure of our most significant third parties to meet their contracted obligations may impact our ability to meet our strategic objectives or may directly impact our customers. Third-party governance processes are in place that seek to ensure that appropriate due diligence is conducted at time of contracting, and ongoing third-party monitoring activities are in place that seek to ensure that the contracted services are being fulfilled to satisfaction but we may nevertheless be unable to mitigate all possible failures.

Damage to the natural environment may arise related to our business operations, owned property or commercial mortgage loan portfolio.

- Environmental risk may originate from investment properties that are subject to natural or human-made environmental risk. Real estate assets may be owned, leased and/or managed, as well as mortgaged by Manulife and we might enter into the chain of liability due to foreclosure ownership when in default.
- Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, timberland and farmland properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. The environmental risk may result from on-site or off-site (adjacent) due to migration of regulated pollutants or contaminants with financial or reputational environmental risk and liability consequences by virtue of strict liability. Environmental risk could also arise from natural disasters (e.g., climate change, weather, fire, earthquake, floods, and pests) or human activities (use of chemicals or pesticides) conducted within the site or when impacted from adjacent sites.
- Additionally, as lender, we may incur environmental liability (including without limitation liability for cleanup, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise

sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property or affecting other property.

- Across our portfolio of investment properties, we seek to ensure appropriate levels of insurance are maintained in line with industry standards. These policies often include protections against physical and/or operational damage related to various environmental risks. Should the availability of such insurance policies become more limited or not reasonably commercially available, there may be an increased risk of loss for environmental related damages on our portfolio.

Pandemics, epidemics or infectious disease outbreaks, and the economic, legal, regulatory, tax and other responses to such pandemics, epidemics, or infectious disease outbreaks, could have a material adverse effect on our business, results of operations and financial condition.

- We purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As either a direct or indirect result of a pandemic, epidemic or infectious disease outbreaks, we may find reinsurance more difficult or costly to obtain.
- In pricing or repricing of new business, the impact of any pandemic, epidemic or infectious disease outbreaks related changes may be compounded with or offset by other pricing inputs. These inputs include assumption changes (e.g., reinsurance, interest rates, morbidity, mortality, expense, lapse, and surrender changes), business considerations related to retaining specific market share or client business and regulatory restrictions impacting the approval process for price changes.
- Market volatility and stressed conditions resulting from pandemic, epidemic or infectious disease outbreaks could result in additional cash and collateral demands primarily from changes to policyholder termination or renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, reinsurance settlements or collateral demands, and our willingness to support the local solvency position of our subsidiaries. Such an environment could also limit our access to capital markets. Sustained global economic uncertainty could also result in adverse credit rating changes which in turn could result in more costly or limited access to funding sources. While we currently have a variety of sources of liquidity including cash balances, short-term investments, government and highly rated corporate bonds, and access to contingent liquidity facilities, there can be no assurance that these sources will provide us with sufficient liquidity on commercially reasonable terms in the future.
- Pandemics, epidemics, or infectious disease outbreaks may result in further increases in the risks outlined in the "Risk Management and Risk Factors" section of this document, including strategic, market, liquidity, insurance, model, business continuity, legal, regulatory, reputational, operational, and technology and cyber risks.

Technology & Cyber Risk

Technology & cyber risk refers to the potential for loss or disruption arising from failures in technology systems or from unauthorized access, misuse, or attacks on information assets. These risks encompass system outages, data breaches, and operational disruptions caused by factors such as hardware or software failures, human error, cyber-attacks, or vulnerabilities in third-party services. As we rely on secure and resilient technology to support our insurance and investment operations, protect customer and policyholder information, and deliver consistent service, any significant disruption or compromise could affect our ability to operate effectively, safeguard sensitive information, and maintain customer trust. The evolving nature of cyber threats, including the use of advanced techniques and emerging technologies, adds complexity to managing these risks and requires ongoing investment in security controls, monitoring, and resilience measures.

Technology and Cyber Risk Management Strategy

Our global framework for managing technology and cyber risks is supported by enterprise-wide programs that establish governance, policies, standards, and controls to protect our information assets and systems. These programs are guided by dedicated leadership, including the Chief Information Security Officer, Chief Technology Officer, Chief Information Risk Officer, and Chief Privacy Officer, who provide strategic direction and oversight.

Risk is managed collaboratively across business, technology, and oversight teams. This includes identifying, monitoring, and reporting critical exposures; maintaining risk profiles and dashboards; advising on emerging threats and regulatory developments; and embedding sound practices into sourcing, outsourcing, and vendor management.

Technology risk management focuses on ensuring the availability, performance, recovery, capacity, and integrity of new and existing systems that support our core business operations. This includes proactive monitoring, incident response planning, and infrastructure safeguards to minimize disruption and maintain operational resilience.

Cybersecurity activities focus on managing confidentiality, integrity, and availability risks through access control, system security, vulnerability management, and operational safeguards. These efforts are supported by ongoing security awareness training for all employees. As emerging technologies such as artificial intelligence and automation advance, we continue to strengthen our resilience and adapt our risk management practices to proactively address new and emerging threats.

The Board's Risk Committee regularly reviews the effectiveness of these programs and engages in discussions to ensure the Company is well-positioned to identify and respond to technology and cybersecurity risks.

Technology and Cyber Risk Factors

A cybersecurity breach involving our systems or those of a third party could result in unauthorized access to sensitive information, disruption of operations, financial loss, regulatory exposure, and reputational harm.

- We and our vendors, like other commercial entities, have been, and will likely continue to be, subject to a variety of forms of cyberattacks with the objective of gaining unauthorized access to our systems and data, or disrupting our operations.
- The Company may not always be able to anticipate or implement effective measures to prevent all disruptions from privacy and security breaches. Threat actors continue to evolve in both sophistication and scale, employing techniques such as malware, phishing, denial-of-service, and social engineering. These attacks may originate from criminal organizations, activist groups, or state-sponsored entities, and the increasing use of AI technologies will add velocity and complexity to the threat landscape. Such incidents can target our systems directly or exploit vulnerabilities in third-party services to gain access or cause disruption.
- We manage these risks through layered security controls, threat intelligence, proactive monitoring, incident response planning, and infrastructure safeguards. Our enterprise-wide Information Risk Management Program provides governance and oversight, supported by dedicated leadership. While we believe our defenses are strong, there can be no assurance that these countermeasures will be successful in every instance. We also maintain cyber risk insurance; however, coverage may not extend to all costs associated with the financial, operational, and reputational consequences of personal, confidential, or proprietary information being compromised.

Technology system failures, outages, or disruptions to facilities may impact business operations and continuity.

- Technology is embedded in nearly every aspect of our business and is central to our strategy for serving customers. Disruptions caused by system failures, human error, or external events such as natural disasters, pandemics, or infrastructure outages (including electric grids, undersea cables, and satellite communications), may impair our ability to operate effectively and maintain business continuity. Although our facilities and operations are distributed globally, such events can restrict access to key locations and disrupt the ability of employees, partners, and vendors to support critical functions.
- We support operational resilience through redundancy in critical systems, proactive monitoring, incident response planning, infrastructure safeguards, and regular testing of recovery capabilities. These measures enable us to operate through, and recover from, unpredictable events. An interruption to our operations may subject us to regulatory sanctions and legal claims, lead to a loss of customers, assets and revenues, or otherwise adversely affect us from a financial, operational and reputational perspective.

Changes in cybersecurity or privacy regulations may increase our compliance costs, limit our liability to gain insight from data and lead to increased scrutiny.

- We collect, process, store, share, disclose and use personal information from and about our customers, employees and plan participants as well as our website, mobile and application users. Any actual or perceived failure by us or our service providers to comply with our privacy policies, privacy-related obligations to customers, employees or third parties, data disclosure consent obligations and data protection obligations may result in governmental enforcement actions, litigation or public statements critical of us. Such actual or perceived failures could also cause our customers, suppliers and employees to lose trust in us, which may have an adverse effect on our business.
- Restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services. We are subject to numerous regulations regarding the privacy and security of personal information. These laws vary widely by jurisdiction. Ongoing global developments in AI regulation will continue to increase and require attention and investments. These regulations, which are designed to protect privacy and prevent misuse of personal information, are complex and change frequently. The public, consumer and privacy advocates, legislatures and regulators are increasingly concerned about the collection, use, sharing and cross-border transfer of personal data, especially personal information that may be deemed sensitive, such as financial information, behavioral data, biometric data and health data. Additional legislative or regulatory action could further regulate our collection, use, sharing and other processing of personal data. Changes in existing cybersecurity and privacy regulations or the enactment of new regulations may increase our compliance costs and failure to comply with these regulations may lead to reputational damage, fines or civil damages and increased regulatory scrutiny and oversight.

Our use of artificial intelligence is subject to the same risks inherent in other technology systems.

- We intend to avail ourselves of the benefits, insights and efficiencies that are available through the use of AI. To this end, we may pay and bear expenses and fees associated with developing, using and maintaining such technology.
- Our use of AI may yield inaccurate, incomplete, or ineffective results, which could lead to operational and reputational harm to the extent that we rely on such results. We test for hallucinations and monitor outcomes but given the highly flexible nature of AI it is impossible to prevent all unexpected outcomes. In the event of unexpected outcomes with AI we have processes to respond to those failures and incidents.
- AI is a new and rapidly evolving technology so we may implement it incorrectly or embed it into business processes that are not well suited for digitization resulting in processing errors or other failures. Our investments in AI may not produce the value expected and we may experience delays in implementing AI technology due to insufficient talent, non-performant

technology or other factors; our vendors may not be able to provide us with the solutions required to achieve our AI objectives. We have established a governance framework, AI councils and related processes to govern our use of AI, and manage risks related thereto.

Evolving Risks

The identification and assessment of our external environment for evolving risks is an important aspect of our ERM Framework, as these risks could have the potential to have a material adverse impact on our operations and/or business strategies.

Our evolving risk framework facilitates the ongoing identification, assessment and monitoring of evolving risks, and includes: maintaining a process for the ongoing discussion and evaluation of such risks with management; reviewing and validating evolving risks with the ERC; developing and executing on responses to each evolving risk based on materiality and prioritization; and monitoring and reporting on evolving risks on a regular basis to the Board's Risk Committee.

Additional Risk Factors That May Affect Future Results

Other factors that may affect future results include changes in government trade policy; monetary policy or fiscal policy, including interest rates policy from central banks; geopolitical conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health or natural disaster emergencies; and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and company-specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

10. Capital Management Framework

Manulife seeks to manage its capital with the objectives of:

* Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
* Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
* Optimizing return on capital to meet shareholders' expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The Policy is reviewed and approved by the Board annually and is integrated with the Company's risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

Our capital management framework takes into account the requirements of the Company as a whole, as well as the needs of each of our subsidiaries. Internal capital targets are set above regulatory requirements, and consider a number of factors, including results of sensitivity and stress testing and our own risk assessments, as well as business needs. We monitor against these internal targets and initiate actions appropriate to achieving our business objectives.

We periodically assess the strength of our capital position under various stress scenarios. The annual Financial Condition Testing ("FCT") typically quantifies the financial impact of economic events arising from shocks in public equity and other markets, interest rates and credit, amongst others. Our 2025 FCT results demonstrate that we would have sufficient assets, under the various adverse scenarios tested, to discharge our insurance and investment contract liabilities. This conclusion was also supported by a variety of other stress tests conducted by the Company.

We use an Economic Capital ("EC") framework to inform our internal view of the level of required capital and available capital. The EC framework is a key component of the Own Risk and Solvency Assessment process, which is an internal assessment of an insurer's risks, capital needs and solvency position, and is used for setting Internal Capital Targets.

Capital management is also integrated into our product planning and performance management practices.

The composition of capital between equity and other capital instruments impacts the financial leverage ratio which is an important consideration in determining the Company's financial strength and credit ratings. The Company monitors and rebalances its capital mix through capital issuances and redemptions.

Financing Activities

Securities Transactions

During 2025, we raised a total of $1.9 billion of debt securities in Canada and the U.S., and $1.0 billion of subordinated debt was redeemed at par.

($ millions)	Par value		Issued[1]		Redeemed/ Matured[1]	
3.983% MFC Subordinated debenture, issued on May 23, 2025	$	500	$	497	$	-
4.986% MFC Senior notes, issued on Dec 11, 2025	US$	1,000		1,362		
2.237% MFC Subordinated debenture, redeemed on May 12, 2025	$	1,000		-		1,000
Total			$	1,859	$	1,000

[1] Represents carrying value, net of issuance costs.

Normal Course Issuer Bid

On February 19, 2025, we received approval from the Toronto Stock Exchange ("TSX") to launch a normal course issuer bid (the "2025 NCIB"), permitting the purchase for cancellation of up to 51.5 million common shares, representing approximately 3.0% of common shares outstanding as at February 12, 2025. Purchases under the 2025 NCIB commenced on February 24, 2025, and may continue until February 23, 2026, when the 2025 NCIB expires, or such earlier date as we complete our purchases.

The 2024 NCIB was announced on February 20, 2024 and subsequently amended on May 7, 2024. We received approval from the TSX to purchase for cancellation up to 90 million of common shares, representing approximately 5.0% of common shares outstanding as at February 12, 2024. The 2024 NCIB expired on February 22, 2025.

During the year ended December 31, 2025, we purchased for cancellation 54.4 million common shares for a total cost of $2.4 billion pre-tax, including 48.7 million common shares for a total cost of $2.1 billion pre-tax under the 2025 NCIB, and 5.7 million common shares for a total cost of $0.2 billion pre-tax under the 2024 NCIB.

On February 11, 2026, we announced that we are launching a normal course issuer bid (the "2026 NCIB") permitting the purchase for cancellation of up to 42 million common shares, representing approximately 2.5% of common shares outstanding as at January 31, 2026. We have received approval from OSFI for the 2026 NCIB on January 19, 2026. Purchases under the 2026 NCIB are expected to commence in late February, subject to approval from the TSX.[1]

Consolidated Capital

As at December 31,

($ millions)	**2025**	2024
Non-controlling interests	$ **1,531**	$ 1,421
Participating policyholders' equity	**836**	567
Preferred shares and other equity	**6,660**	6,660
Common shareholders' equity[1]	**43,461**	44,312
Total equity	**52,488**	52,960
Exclude the accumulated other comprehensive gain/(loss) on cash flow hedges	**87**	119
Total equity excluding accumulated other comprehensive gain/(loss) on cash flow hedges	**52,401**	52,841
Post-tax CSM	**22,165**	19,497
Qualifying capital instruments	**6,990**	7,532
Consolidated capital[2]	$ **81,556**	$ 79,870

[1] Common shareholders' equity is equal to total shareholders' equity less preferred shares and other equity.

[2] Consolidated capital does not include $7.7 billion (2024 – $6.6 billion) of MFC senior debt as this form of financing does not meet OSFI's definition of regulatory capital at the MFC level. The Company has down-streamed the proceeds from this financing into operating entities in a form that qualifies as regulatory capital at the subsidiary level.

MFC's consolidated capital was $81.6 billion as at December 31, 2025, an increase of $1.7 billion compared with $79.9 billion as at December 31, 2024. The increase was primarily driven by a higher post-tax CSM, partially offset by the net redemption of capital instruments[2] and a decrease in total equity. The decrease in total equity was driven by dividends and common share buybacks, partially offset by total comprehensive income, which was unfavourably impacted by a stronger Canadian dollar relative to the U.S. dollar.

Remittance of Capital

As part of its capital management, Manulife promotes internal capital mobility so that MFC has access to funds to meet its obligations and to optimize capital deployment. Remittances is defined as the cash remitted or made available for distribution to MFC from its subsidiaries, prior to payment of financing costs, dividends, and other capital deployments. It is a key metric used by management to evaluate our financial flexibility. In 2025, MFC subsidiaries delivered $6.4 billion in remittances of which Asia and U.S. operations delivered $2.1 billion and $1.7 billion, respectively. Remittances were $0.6 billion lower than 2024 due to the favourable impact of market movements in 2024.

Financial Leverage Ratio

MFC's financial leverage ratio as at December 31, 2025 was 23.9%, a decrease of 0.1 percentage points from 24.0% as at December 31, 2024. The decrease in the ratio was driven by a higher post-tax CSM and the impact of a stronger Canadian dollar on foreign currency denominated debt, partially offset by the net issuance of securities[3] and a decrease in total equity.

Common Shareholder Dividends

The declaration and payment of shareholder dividends and the amount thereof are at the discretion of the Board and depend upon various factors, including the results of operations, financial conditions, future prospects of the Company, dividend payout ratio, and taking into account regulatory restrictions on the payment of shareholder dividends.

Common Shareholder Dividends Paid

For the years ended December 31,

$ per share	**2025**	2024
Dividends paid	$ **1.76**	$ 1.60

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[1] See "Caution regarding forward looking statements" above.

[2] The net redemption of capital instruments consists of the redemption $1.0 billion of subordinated debt, partially offset by the issuance of $0.5 billion of subordinated debt in 2Q25.

[3] The net issuance of securities consists of the issuance of US$1.0 billion senior debt in 4Q25 and the issuance of $0.5 billion subordinated debt in 2Q25, partially offset by the redemption of $1.0 billion subordinated debt in 2Q25.

The Company offers a Dividend Reinvestment Program ("DRIP") whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board's discretion.

During 2025, the required common shares in connection with the DRIP were purchased on the open market with no applicable discount.

Regulatory Capital Position

MFC and MLI are regulated by OSFI and are subject to consolidated risk based capital requirements. Manulife monitors and manages its consolidated capital in compliance with the OSFI LICAT guideline. Under this regime, our available capital and other eligible capital resources are measured against a required amount of risk capital determined in accordance with the guideline. For regulatory reporting purposes under the LICAT framework, consolidated capital is adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

Manulife's operating activities are conducted within MLI and its subsidiaries. MLI's LICAT ratio was 136% as at December 31, 2025, compared with 137% as at December 31, 2024. The decrease in the ratio was driven by dividends and common share buybacks, the acquisition of Comvest, the impact of the new segregated fund capital requirements effective January 1, 2025, as well as the net redemption of subordinated debt, partially offset by the positive impact of earnings and the CSM, the RGA U.S. Reinsurance Transaction and the net impact of updates to actuarial methods and assumptions.

MFC's LICAT ratio was 125% as at December 31, 2025, compared with 124% as at December 31, 2024, with the change driven by similar factors that impacted the movement in MLI's LICAT ratio. The difference between the MLI and MFC ratios is largely due to $6.3 billion (2024 – $6.6 billion) of MFC senior debt outstanding that does not qualify as available capital at the MFC level, but based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.

The LICAT ratios as at December 31, 2025, resulted in excess capital of $24.1 billion over OSFI's supervisory target ratio of 100% for MLI, and $23.7 billion over OSFI's regulatory minimum target ratio of 90% for MFC (no supervisory target is applicable to MFC). In addition, all MLI's subsidiaries maintain capital levels in excess of local requirements.

Credit Ratings

Manulife's operating companies have strong financial strength ratings from credit rating agencies. These ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. Maintaining strong ratings on debt and capital instruments issued by MFC and its subsidiaries allows us to access capital markets at competitive pricing levels. Should these credit ratings decrease materially, our cost of financing may increase and our access to funding and capital through capital markets could be reduced.

During 2025, S&P, Morningstar DBRS, Fitch, and AM Best Company ("AM Best") maintained their assigned ratings of MFC and its primary insurance operating companies. On September 19, 2025, Moody's upgraded the financial strength ratings for Manulife's primary insurance operating companies[1] to Aa3 from A1. As indicated in Moody's press release, the upgrade reflects improved profitability, strong capital, and reduced exposure to lower ROE and legacy businesses.

The following table summarizes the financial strength ratings of MLI and certain of its subsidiaries as at January 31, 2026.

Financial Strength Ratings

Subsidiary	Jurisdiction	S&P	Moody's	Morningstar DBRS	Fitch	AM Best
The Manufacturers Life Insurance Company	**Canada**	**AA-**	**Aa3**	**AA**	**AA**	**A+ (Superior)**
John Hancock Life Insurance Company (U.S.A.)	**United States**	**AA-**	**Aa3**	**Not Rated**	**AA**	**A+ (Superior)**
Manulife (International) Limited	**Hong Kong**	**AA-**	**Not Rated**	**Not Rated**	**Not Rated**	**Not Rated**
Manulife Life Insurance Company	**Japan**	**A+**	**Not Rated**	**Not Rated**	**Not Rated**	**Not Rated**
Manulife (Singapore) Pte. Ltd.	**Singapore**	**AA-**	**Not Rated**	**Not Rated**	**Not Rated**	**Not Rated**

As at January 31, 2026, S&P, Moody's, Morningstar DBRS, Fitch, and AM Best had a stable outlook on these ratings. The S&P rating and outlook for Manulife Life Insurance Company are constrained by the sovereign rating on Japan (A+/Stable).

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[1] Includes MLI, John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, and John Hancock Life Insurance Company of New York.

11. Critical Actuarial and Accounting Policies

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of insurance service, investment result, and other revenues and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to evaluating assumptions used in measuring insurance and investment contract liabilities and reinsurance contract held liabilities, assessing assets for impairment, determining of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, and estimating fair values of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The material accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of the 2025 Annual Consolidated Financial Statements are described in note 1 to the Consolidated Financial Statements.

Critical Actuarial Policies – Insurance and Investment Contract Liabilities

Insurance contract liabilities are determined under IFRS 17 "Insurance Contracts", which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information provides a basis for users of financial statements to assess the effect that insurance contracts have on the entity's financial position, financial performance, and cash flows.

Insurance contract liabilities include the fulfilment cash flows and the contractual service margin. The fulfilment cash flows comprise:

- An estimate of future cash flows
- An adjustment to reflect the time value of money and the financial risk related to the future cash flows if not included in the estimate of future cash flows
- A risk adjustment for non-financial risk

Estimates of future cash flows including any adjustments to reflect the time value of money and financial risk represent the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including costs of servicing the policies, reduced by any future amounts paid by policyholders to the Company for their policies. The determination of estimates of future cash flows involves the use of estimates and assumptions. To determine the best estimate amount, assumptions must be made for several key factors, including future mortality and morbidity rates, rates of policy termination and premium persistency, operating expenses, and certain taxes (other than income taxes). Further information on best estimate assumptions is provided in the "Best Estimate Assumptions" section below.

To reflect the time value of money and financial risk, estimates of future cash flows are generally discounted using risk-free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. The Company primarily uses a deterministic projection using best estimate assumptions to determine the present value of future cash flows. However, where there are financial guarantees such as universal life minimum crediting rates guarantees, participating life zero dividend floor implicit guarantees and variable annuities guarantees, a stochastic approach to capture the asymmetry of the risk is used. For the stochastic approach the cash flows are both projected and discounted at scenario specific rates calibrated on average to be the risk-free yield curves adjusted for illiquidity. The Company disaggregates insurance finance income or expenses on insurance contracts issued for most of its group of insurance contracts between profit or loss and other comprehensive income ("OCI"). The impact of changes in market interest rates on the value of the life insurance and related reinsurance assets and liabilities is reflected in OCI to minimize accounting mismatches between the accounting for insurance assets and liabilities and supporting financial assets.

Risk adjustments for non-financial risk represent the compensation an entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the entity fulfills insurance contracts. The risk adjustment considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued. The Company has estimated the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges of these margins are set by the Company and reviewed periodically. The risk adjustment for non-financial risk for insurance contracts corresponds to a 90% – 95% confidence level for all segments. The risk adjustment for non-financial risk leads to higher insurance contract liabilities, but increases the income recognized in later periods as the risk adjustment releases as the non-financial risk on policies decreases.

The contractual service margin represents the present value of unearned profits the entity will recognize as services are provided in the future.

Total net insurance contract liabilities were $540.3 billion as at December 31, 2025 (December 31, 2024 – $522.8 billion), reflecting business growth and foreign exchange impacts.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the determination of insurance contract liabilities. The nature of each risk factor and the process for setting the assumptions used in the determination are discussed below.

Mortality

Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. We make assumptions about future mortality improvements using historical experience derived from population data. Reinsurance is used to offset some of our direct mortality exposure on in-force life insurance policies with the impact of the reinsurance separately accounted for in our reinsurance contract assets or liabilities. Actual mortality experience is monitored against these assumptions separately for each business. The results are favourable where mortality rates are lower than assumed for life insurance and where mortality rates are higher than assumed for payout annuities and long-term care. Overall 2025 experience was unfavourable (2024 – favourable) when compared with our assumptions.

Morbidity

Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. For our John Hancock Long Term Care business we make assumptions about future morbidity changes. Actual morbidity experience is monitored against these assumptions separately for each business. Our morbidity risk exposure relates to future expected claims costs for long-term care insurance, as well as for group benefits and certain individual health insurance products we offer. Overall 2025 experience was favourable (2024 – favourable) when compared with our assumptions.

Policy Termination and Premium Persistency

Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2025 experience was unfavourable (2024 – unfavourable) when compared with our assumptions.

Directly Attributable Expenses and Taxes

Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2025 were unfavourable (2024 – unfavourable) when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes.

Experience Adjusted Products

Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are considered in determining the policy adjustments.

Sensitivity of Earnings to Changes in Assumptions

The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts' non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions[1]

As at December 31, 2025 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	$ (700)	$ (200)	$ (700)	$ (200)	$ 100	$ -	$ (600)	$ (200)
Portfolios where a decrease in rates increases insurance contract liabilities	(300)	(400)	200	(100)	100	100	300	-
5% adverse change in future morbidity rates[4],[5],[6] (incidence and termination)	(2,200)	(1,800)	(3,000)	(2,500)	600	500	(2,400)	(2,000)
10% change in future policy termination rates[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	(900)	(800)	(100)	(100)	(200)	(200)	(300)	(300)
Portfolios where a decrease in rates increases insurance contract liabilities	(800)	(600)	(700)	(400)	500	300	(200)	(100)
5% increase in future expense levels	(600)	(600)	(100)	(100)	100	100	-	-

As at December 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	$ (700)	$ (200)	$ (700)	$ (300)	$ 200	$ 100	$ (500)	$ (200)
Portfolios where a decrease in rates increases insurance contract liabilities	(100)	(600)	-	-	100	200	100	200
5% adverse change in future morbidity rates[4],[5],[6] (incidence and termination)	(2,200)	(1,800)	(3,000)	(2,700)	700	600	(2,300)	(2,100)
10% change in future policy termination rates[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	(700)	(600)	(100)	(100)	(200)	(200)	(300)	(300)
Portfolios where a decrease in rates increases insurance contract liabilities	(900)	(700)	(700)	(400)	400	300	(300)	(100)
5% increase in future expense levels	(600)	(600)	(100)	(100)	100	100	-	-

[1] The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact on the CSM and shareholder income.

[2] An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts, whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.

[3] The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.

[4] No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

[5] The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company's ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.

[6] This includes a 5% deterioration in incidence rates and a 5% deterioration in claim termination rates.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions on Long Term Care[1]

As at December 31, 2025 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3]	$ (300)	$ (300)	$ -	$ -	$ -	$ -	$ -	$ -
5% adverse change in future morbidity incidence rates[2],[3]	(1,500)	(1,300)	(400)	(300)	200	200	(200)	(100)
5% adverse change in future morbidity claims termination rates[2],[3]	(1,500)	(1,300)	(1,200)	(1,000)	400	400	(800)	(600)
10% adverse change in future policy termination rates[2],[3]	(400)	(300)	-	-	-	-	-	-
5% increase in future expense levels[3]	(100)	(100)	-	-	-	-	-	-

As at December 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3]	$ (300)	$ (300)	$ -	$ -	$ -	$ -	$ -	$ -
5% adverse change in future morbidity incidence rates[2],[3]	(1,400)	(1,300)	(500)	(400)	200	200	(300)	(200)
5% adverse change in future morbidity claims termination rates[2],[3]	(1,400)	(1,300)	(1,300)	(1,100)	500	400	(800)	(700)
10% adverse change in future policy termination rates[2],[3]	(400)	(400)	-	-	100	100	100	100
5% increase in future expense levels[3]	(100)	(100)	-	-	-	-	-	-

[1] The potential impacts on CSM were translated from US$ at 1.3707 (2024 – 1.4382) and the potential impacts on net income attributed to shareholders, OCI attributed to shareholders and total comprehensive income attributed to shareholders were translated from US$ at 1.3939 (2024 – 1.3987).

[2] The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company's ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

[3] The impact of favourable changes to all the sensitivities is relatively symmetrical.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities[1]

As at December 31, 2025 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions				
10 basis point reduction in ultimate spot rate	$ (300)	$ -	$ (200)	$ (200)
50 basis point increase in interest rate volatility[2]	(100)	-	-	-
50 basis point increase in non-fixed income return volatility[2]	(100)	-	-	-

As at December 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions				
10 basis point reduction in ultimate spot rate	$ (300)	$ -	$ (200)	$ (200)
50 basis point increase in interest rate volatility[2]	(100)	-	-	-
50 basis point increase in non-fixed income return volatility[2]	(100)	-	-	-

[1] Note that the impact of these assumptions is not linear.

[2] Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

Review of Actuarial Methods and Assumptions

The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company's best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.

2025 Review of Actuarial Methods and Assumptions

The completion of the 2025 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows[1] of $605 million, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $244 million ($216 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 million ($67 million post-tax), an increase in CSM of $1,080 million, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 million ($73 million post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $91 million ($70 million post-tax).

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

For the year ended December 31, 2025

($ millions)		Total
Hong Kong health insurance product reserving approach	$	(463)
Methodology and other updates		(207)
Lapse and policyholder behaviour updates		181
Long-term care triennial review		(77)
Mortality and morbidity updates		(39)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$	**(605)**

[1] Excludes the portion related to non-controlling interests of $116 million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(489) million.

Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

For the year ended December 31, 2025

($ millions)		Total
Portion recognized in pre-tax net income (loss) attributed to:		
Participating policyholders	$	(88)
Shareholders		(244)
		(332)
Portion increasing (decreasing) CSM		1,080
Portion recognized in pre-tax OCI attributed to:		
Participating policyholders		(91)
Shareholders		(52)
		(143)
Impact of updates to actuarial methods and assumptions, pre-tax	$	**605**

[1] Excludes the portion related to non-controlling interests of $(116) million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $489 million.

Hong Kong health insurance product reserving approach

An update to the pricing philosophy on certain health insurance products in Hong Kong led to a change in the IFRS 17 measurement model from the Premium Allocation Approach to the General Measurement Model, which requires all future cash flows to be included in the fulfilment cash flows, amounting to a decrease in pre-tax fulfilment cash flows of $463 million.

Methodology and other updates

Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $207 million.

The decrease was mainly driven by annual yield and parameter updates to our valuation models for participating products in Asia and Canada. This was partially offset by various other valuation models updates in the U.S. to non-participating products that netted to a residual increase in fulfilment cash flows.

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[1] Fulfilment cash inflows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note 6 of our 2025 Annual Consolidated Financial Statements.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $181 million.

The increase was mainly driven by the review of lapse assumptions in Singapore as well as other smaller updates. The Singapore update reflected higher lapse experience on our index-linked and universal life products. This was partially offset by the impact of the lapse review on term insurance products in Canada.

Long-term care triennial review

U.S. Insurance completed a comprehensive long-term care ("LTC") experience study. The review included all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The impact of the LTC review was a decrease in pre-tax fulfilment cash flows of $77 million.

The overall experience study led to a $1.9 billion (US$1.4 billion) increase in pre-tax fulfilment cash flows for claim costs following a review of morbidity, mortality and lapse assumptions. This was mainly driven by higher utilization of benefits due to the impact of higher inflation in the cost-of-care, and also reflects the benefit of in-force management initiatives related to fraud, waste and abuse programs. The impact from utilization was partially offset by updates to reflect higher terminations. The impacts of updating incidence, active life mortality[1], lapse and other refinements were all relatively small.

The review of assumed future premium increases resulted in a $1.5 billion (US$1.1 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future net premium increases that are due to the outstanding amounts from prior state filings as well as to our 2025 review of morbidity, mortality, and lapse assumptions. Since the last triennial review in 2022, we have received actual premium increase approvals of $3.2 billion pre-tax (US$2.3 billion pre-tax) on a present value basis. This exceeds the amount of premium increases we assumed in our pre-tax fulfilment cash flows by $0.5 billion (US$0.3 billion) at that time, and demonstrates our continued strong track record of securing premium rate increases.[2]

Mortality and morbidity updates

Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $39 million.

The decrease was mainly driven by a morbidity study of group long-term disability benefits in Canada related to claim termination, partially offset by other items that netted to a modest residual increase in fulfilment cash flows.

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment[3]

The impact of updates to actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $382 million. The decrease was primarily driven by the impact of annual updates to our valuation models for participating products, the lapse review on term insurance products as well as the review of morbidity assumptions for group long-term disability benefits. These updates resulted in an increase in pre-tax net income attributed to shareholders of $80 million ($58 million post-tax), an increase in CSM of $348 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $98 million ($71 million post-tax).

The impact of updates to actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $179 million. The increase was primarily driven by a number of valuation model updates, partially offset by the impact of the LTC triennial review. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $298 million ($235 million post-tax), an increase in CSM of $43 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $75 million ($60 million post-tax).

The impact of updates to actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $418 million. The decrease was primarily driven by the impact of the change in the IFRS 17 measurement model on certain health insurance products in Hong Kong and the impact of annual updates to our valuation models for participating products, partly offset by a review of lapse assumptions for certain products in Singapore. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $26 million ($39 million post-tax), an increase in CSM of $704 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $224 million ($203 million post-tax).

The impact of updates to actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $16 million. These updates resulted in no impact to pre-tax or post-tax net income attributed to shareholders, a decrease in CSM of $15 million and a decrease in pre-tax other comprehensive income attributed to shareholders of $1 million ($1 million post-tax).

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[1] The mortality rate of LTC policyholders who are currently not on claim.

[2] Our actual experience obtaining premium increases could be materially different than what we have assumed, resulting in further increases or decreases in pre-tax fulfilment cash flows, which could be material. See "Caution regarding forward-looking statements" above.

[3] Our review of actuarial methods and assumptions also impacts net income attributed to participating policyholders. The total company impact can be found in the above table.

2024 Review of Actuarial Methods and Assumptions

The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows[1] of $174 million, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $250 million ($199 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 million ($21 million post-tax), a decrease in CSM of $421 million, an increase in pre-tax other comprehensive income attributed to shareholders of $771 million ($632 million post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 million ($32 million post-tax).

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

For the year ended December 31, 2024

($ millions)		Total
Lapse and policyholder behaviour updates	$	620
Reinsurance contract and other risk adjustment review		427
Expense updates		(406)
Financial related updates		(386)
Mortality and morbidity updates		(273)
Methodology and other updates		(156)
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows	$	(174)

[1] Excludes the portion related to non-controlling interests of $(215) million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389) million.

Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

For the year ended December 31, 2024

($ millions)		Total
Portion recognized in net income (loss) attributed to:		
Participating policyholders	$	29
Shareholders		(250)
		(221)
Portion increasing (decreasing) CSM		(421)
Portion recognized in OCI attributed to:		
Participating policyholders		45
Shareholders		771
		816
Impact of updates to actuarial methods and assumptions, pre-tax	$	174

[1] Excludes the portion related to non-controlling interests of $215 million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389 million.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $620 million.

The increase was primarily driven by a detailed review of the lapse assumptions for our non-participating products in our U.S. life insurance business and our International High Net Worth business in Asia segment. For U.S. protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for U.S. indexed universal life, U.S. bank-owned life insurance, and Asia's International High Net Worth business, lapse rates increased due to the impact of higher short-term interest rates. We updated our lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.

Reinsurance contract and other risk adjustment review

The review of our reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427 million.

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[1] Fulfilment cash flows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note 6 of our 2025 Annual Consolidated Financial Statements.

The increase was driven by updates to our reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to our risk adjustment methodology in North America related to non-financial risk.

Our overall risk adjustment continues to be within the 90 – 95% confidence level.

Expense updates

Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406 million.

The decrease was driven by a detailed review of our global expenses, including investment expenses. We aligned them with our current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.

Financial related updates

Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386 million.

The decrease was driven by a review of the discount rates used in the valuation of our non-participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S. universal life products.

Mortality and morbidity updates

Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273 million.

The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that we account for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.

Methodology and other updates

Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156 million.

The decrease was driven by the impact of annual updates to our valuation models for participating products in Asia and Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment[1]

The impact of updates to actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $266 million. The decrease was primarily driven by updates to the risk adjustment methodology related to non-financial risks and the review of the discount rates used in the valuation of non-participating business. These updates resulted in an increase in pre-tax net income attributed to shareholders of $3 million ($2 million post-tax), an increase in CSM of $222 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $15 million ($10 million post-tax).

The impact of updates to actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $895 million. The increase was primarily driven by the net impact of updates to our reinsurance contract fulfilment cash flows and risk adjustment methodology related to non-financial risks, a detailed review of the lapse assumptions in our life insurance business, and refinements to our crediting rate projections on certain universal life products, partially offset by a review of the discount rates used in the valuation of non-participating business. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $256 million ($202 million post-tax), a decrease in CSM of $1,228 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $589 million ($466 million post-tax).

The impact of updates to actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $818 million. The decrease was primarily driven by the impact of morbidity updates to certain health insurance products in Hong Kong to reflect emerging experience, updates from our detailed review of global expenses, including investment expenses, as well as the impact of annual updates to our valuation models for participating products, partially offset by a review of lapse assumptions for the International High Net Worth business. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $4 million ($5 million post-tax), an increase in CSM of $591 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $213 million ($190 million post-tax).

The impact of updates to actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $15 million. These updates

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[1] Our annual update of actuarial methods and assumptions also impacts net income and other comprehensive income attributed to participating policyholders. The total company impact of these metrics can be found in the above table.

resulted in an increase in pre-tax net income attributed to shareholders of $7 million ($6 million post-tax), a decrease in CSM of $6 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $16 million ($14 million post-tax).

Critical Accounting Policies

Consolidation

The Company is required to consolidate the financial position and results of the entities it controls. Control exists when the Company:

- Has the power to govern the financial and operating policies of the entity;
- Is exposed to a significant portion of the entity's variable returns; and
- Is able to use its power to influence variable returns from the entity.

The Company uses the same principles to assess control over any entity it is involved with. In evaluating control, potential factors assessed include the effects of:

- Substantive voting rights that are potentially or currently exercisable;
- Contractual management relationships with the entity;
- Rights and obligations resulting from policyholders to manage investments on their behalf;
- The extent of other parties' involvement in the entity, if any, the possibility for de facto control being present; and
- The effect of any legal or contractual restraints on the Company from using its power to affect its variable returns from the entity.

An assessment of control is based on arrangements in place and the assessed risk exposures at inception of the relationship. Initial evaluations are reconsidered at a later date if:

- The contractual arrangements of the entity are amended such that the Company's involvement with the entity changes;
- The Company acquires or loses power over the financial and operating policies of the entity;
- The Company acquires additional interests in the entity or its interests in an entity are diluted; or
- The Company's ability to use its power to affect its variable returns from the entity changes.

Subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date that control ceases. A change in control may lead to gains or losses on derecognition of a subsidiary when losing control, or on derecognition of previous interests in a subsidiary when gaining control.

Fair Value of Invested Assets

A large portion of the Company's invested assets are recorded at fair value. Refer to note 1 of the 2025 Annual Consolidated Financial Statements for a description of the methods used in determining fair values. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies including discounted cash flow methodologies, matrix pricing, consensus pricing services, or other similar techniques. The inputs to these standard valuation methodologies include: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management's assumptions regarding liquidity, volatilities and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell assets, or the price ultimately realized for these assets, depends upon the demand and liquidity in the market which affect the use of judgment in determining the estimated fair value of certain assets.

Evaluation of Invested Asset Impairment

FVOCI debt investments are carried at fair market value, with changes in fair value recorded in OCI with the exception of unrealized gains and losses on foreign currency translation of foreign currency denominated FVOCI debt investments which are included in net income.

Debt investments classified as FVOCI or amortized cost are reviewed on a regular basis for expected credit loss ("ECL") impairment allowances. ECL impairment allowances are measured as the difference between amounts due according to the contractual terms of the debt security and the discounted value of cash flows that the Company expects to receive. Changes in ECL impairment allowances are recorded in the provision for credit losses included in net income.

Significant judgment is required in assessing ECL impairment allowances and fair values and recoverable values. Key matters considered include macroeconomic factors, industry specific developments, and specific issues with respect to single issuers and borrowers.

Changes in circumstances may cause future assessments of invested asset ECL impairment allowances to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for expected credit losses is included in the discussion of credit risk in notes 1 & 8 to the 2025 Annual Consolidated Financial Statements.

Derivative Financial Instruments

The Company uses derivative financial instruments ("derivatives") including swaps, forwards and futures agreements, and options to help manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate different types of investments. Refer to note 4 to the 2025 Annual Consolidated Financial Statements for a description of the methods used to determine the fair value of derivatives.

The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the Consolidated Financial Statements of the Company from previous periods. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations.

Hedge Accounting

The Company applies hedge accounting principles under IFRS 9 to certain economic hedge transactions that qualify for hedge accounting. The Company evaluates the economic relationship between the hedged item and the hedging instrument, assesses the effect of credit risk on the economic relationship, and determines the hedge ratio between the hedged item and hedging instrument to identify qualifying hedge accounting relationships.

The Company designates fair value hedges to hedge interest rate exposure on fixed rate assets and liabilities. In certain instances, the Company hedges fair value exposure due to both foreign exchange and interest rate risk using cross currency swaps.

The Company designates interest rate derivatives under cash flow hedges to hedge interest rate exposure in variable rate financial instruments. In addition, the Company may use non-functional currency denominated long-term debt, forward currency contracts, and cross currency swaps to mitigate the foreign exchange translation risk of net investments in foreign operations.

The Company applies the cost of hedging option for certain hedge accounting relationships, as such changes in forward points and foreign currency basis spreads are excluded from the hedge accounting relationships and are accounted for as a separate component in equity.

Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for employees and agents, including registered (tax qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded. The largest defined benefit pension and retiree welfare plans in the U.S. and Canada are the material plans that are discussed herein and in note 15 to the 2025 Annual Consolidated Financial Statements.

Due to the long-term nature of defined benefit pension and retiree welfare plans, the calculation of the defined benefit obligation and net benefit cost depends on various assumptions such as discount rates, salary increase rates, cash balance interest crediting rates, health care cost trend rates and rates of mortality. These assumptions are determined by management and are reviewed annually. The key assumptions, as well as the sensitivity of the defined benefit obligation to changes in these assumptions, are presented in note 15 to the 2025 Annual Consolidated Financial Statements.

Changes in assumptions and differences between actual and expected experience give rise to actuarial gains and losses that affect the amount of the defined benefit obligation and OCI. For 2025, the amount recorded in OCI was a gain of $49 million (2024 – gain of $67 million) for the defined benefit pension plans and a gain of $32 million (2024 – gain of $16 million) for the retiree welfare plans.

Contributions to the registered (tax qualified) defined benefit pension plans are made in accordance with the applicable U.S. and Canadian regulations. During 2025, the Company contributed $2 million (2024 – $2 million) to these plans. As at December 31, 2025, the difference between the fair value of assets and the defined benefit obligation for these plans was a surplus of $488 million (2024 – surplus of $483 million). For 2026, the contributions to the plans are expected to be approximately $2 million.

The Company's supplemental pension plans for executives are not funded; benefits under these plans are paid as they become due. During 2025, the Company paid benefits of $53 million (2024 – $55 million) under these plans. As at December 31, 2025, the defined benefit obligation for these plans, which is reflected as a liability in the balance sheet, amounted to $493 million (2024 – $533 million).

The Company's retiree welfare plans are partially funded, although there are no regulations or laws governing or requiring the funding of these plans. As at December 31, 2025, the difference between the fair value of plan assets and the defined benefit obligation for these plans was a surplus of $166 million (2024 – surplus of $125 million).

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A deferred tax asset or liability results from temporary differences between carrying values of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are recorded based on expected future tax rates and management's assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. At December 31, 2025, we had $5,741 million of deferred tax assets (December 31, 2024 – $5,884 million). Factors in management's determination include, among others, the following:

- Future taxable income exclusive of reversing temporary differences and carryforwards;
- Future reversals of existing taxable temporary differences;
- Taxable income in prior carryback years; and
- Tax planning strategies.

The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax assets to recognize change significantly, or when receipt of new information indicates the need for adjustment in the recognition of deferred tax assets. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances, actuarial liabilities (see Critical Actuarial and Accounting Policies – Directly Attributable Expenses and Taxes above) and the effective tax rate. Any such changes could significantly affect the amounts reported in the Consolidated Financial Statements in the year these changes occur.

Goodwill and Intangible Assets

At December 31, 2025, under IFRS we had $6,877 million of goodwill (December 31, 2024 – $6,275 million) and $5,447 million of intangible assets ($2,243 million of which are intangible assets with indefinite lives) (December 31, 2024 – $4,777 million and $2,124 million, respectively). Goodwill and intangible assets with indefinite lives are tested for impairment at the cash generating unit level ("CGU") or group of CGUs level. A CGU comprises the smallest group of assets that are capable of generating largely independent cash flows and is either a business segment or a level below. The tests performed in 2025 demonstrated that there was $nil impairment of goodwill or intangible assets with indefinite lives (2024 – $nil). Changes in discount rates and cash flow projections used in the determination of recoverable values or reductions in market-based earnings multiples may result in impairment charges in the future, which could be material.

Impairment charges could occur in the future as a result of changes in economic conditions. The goodwill testing for 2026 will be updated based on the conditions that exist in 2026 and may result in impairment charges, which could be material.

12. Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2025, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit Committee, the CEO and CFO. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025.

MFC's Audit Committee has reviewed this MD&A and the 2025 Consolidated Financial Statements and MFC's Board approved these reports prior to their release.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, the Company's independent registered public accounting firm that also audited the Consolidated Financial Statements of the Company for the year ended December 31, 2025. Their report expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

13. Non-GAAP and Other Financial Measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of "specified financial measures" (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation, and amortization ("core EBITDA"); total expenses; core expenses; core Drivers of Earnings ("DOE") line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin ("post-tax CSM"); post-tax contractual service margin net of NCI ("post-tax CSM net of NCI"); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management ("AUM"); assets under management and administration ("AUMA"); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate ("CER") basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders' net income; and new business CSM.

Non-GAAP ratios include core return on common shareholders' equity ("core ROE"); diluted core earnings per common share ("core EPS"); core earnings contributions from highest potential businesses; core earnings contribution from Asia region; core earnings contribution from LTC and VA businesses; financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio ("dividend payout ratio"); expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings; operating segment core earnings contribution; segment share of the total Company AUMA; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders' net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM; basic earnings per common share ("basic EPS"); and diluted earnings per common share ("diluted EPS").

Other specified financial measures include assets under administration ("AUA"); consolidated capital; new business value ("NBV"); new business value margin ("NBV margin"); sales; annualized premium equivalent ("APE") sales; gross flows; net flows; average assets under management and administration ("average AUMA"); Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.

Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section 1 "Impact of Foreign Currency Exchange Rates" of the MD&A above for the Canadian to U.S. dollar quarterly and full year rates of exchange.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the impact of market related gains or losses, and certain items such as the net impact of updates to actuarial methods and assumptions that flow directly through income as well as other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

Core earnings include the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of December 31, 2025.

While core earnings are relevant to how we manage our business and offer a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1. Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach ("PAA").
2. Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3. Insurance experience gains or losses that flow directly through net income.
4. Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5. Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6. Net provision for ECL on FVOCI and amortized cost debt instruments.
7. Expected asset returns on surplus investments.
8. All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.
9. All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.
10. Routine legal settlements.
11. All other items not specifically excluded.
12. Tax on the above items.
13. All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.

Net income items excluded from core earnings:

1. Market experience gains (losses) including the items listed below:
   - Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
   - Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
   - Realized gains (charges) from the sale of FVOCI debt instruments.
   - Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g., variable annuities, unit-linked, participating insurance) net of the performance on any related hedging instruments.
   - Gains (charges) related to certain changes in foreign exchange rates.
2. Updates to actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company's exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
3. Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. Commencing 3Q25, this item is now excluded from core earnings to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
4. The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts.
5. The fair value changes in long-term investment plan obligations for Global WAM investment management.
6. Goodwill impairment charges.
7. Gains or losses on acquisition and disposition of a business.
8. One-time only adjustments, including highly unusual/extraordinary legal settlements and restructuring charges, or other items that are exceptional in nature.

9. Tax on the above items.
10. Net income (loss) attributed to participating shareholders and non-controlling interests.
11. Impact of enacted or substantively enacted income tax rate changes.

Reconciliation of core earnings to net income attributed to shareholders – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 4,129	$ 1,736	$ (708)	$ 2,251	$ (314)	$ 7,094
Income tax (expenses) recoveries						
Core earnings	(389)	(429)	(275)	(350)	204	(1,239)
Items excluded from core earnings	(327)	45	456	9	22	205
Income tax (expenses) recoveries	(716)	(384)	181	(341)	226	(1,034)
Net income (post-tax)	3,413	1,352	(527)	1,910	(88)	6,060
Less: Net income (post-tax) attributed to						
Non-controlling interests	270	-	-	10	(2)	278
Participating policyholders	171	39	-	-	-	210
Net income (loss) attributed to shareholders (post-tax)	2,972	1,313	(527)	1,900	(86)	5,572
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	136	(374)	(1,498)	22	52	(1,662)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	(94)	(2)	-	(27)	82	(41)
Core earnings (post-tax)	$ 2,969	$ 1,634	$ 1,206	$ 1,932	$ (220)	$ 7,521
Income tax on core earnings (see above)	389	429	275	350	(204)	1,239
Core earnings (pre-tax)	$ 3,358	$ 2,063	$ 1,481	$ 2,282	$ (424)	$ 8,760

Core earnings, CER basis and U.S. dollars – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 2,969	$ 1,634	$ 1,206	$ 1,932	$ (220)	$ 7,521
CER adjustment[1]	(20)	-	(5)	(4)	1	(28)
Core earnings, CER basis (post-tax)	$ 2,949	$ 1,634	$ 1,201	$ 1,928	$ (219)	$ 7,493
Income tax on core earnings, CER basis[2]	386	429	274	349	(203)	1,235
Core earnings, CER basis (pre-tax)	$ 3,335	$ 2,063	$ 1,475	$ 2,277	$ (422)	$ 8,728
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 2,126		$ 862			
CER adjustment US $[1]	(11)		-			
Core earnings, CER basis (post-tax), US $	$ 2,115		$ 862			

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.

[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.

[3] Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2025 core earnings.

Reconciliation of core earnings to net income attributed to shareholders – 2024[1]

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 3,197	$ 1,679	$ 132	$ 1,747	$ 335	$ 7,090
Income tax (expenses) recoveries						
Core earnings	(390)	(399)	(408)	(234)	121	(1,310)
Items excluded from core earnings	(70)	46	411	86	(375)	98
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (post-tax)	2,737	1,326	135	1,599	81	5,878
Less: Net income (post-tax) attributed to						
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders (post-tax)	2,355	1,221	135	1,597	77	5,385
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	(178)	(384)	(1,327)	4	435	(1,450)
Updates to actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	(6)	-	(66)	-	(72)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	72	41	(26)	(14)	(149)	(76)
Core earnings (post-tax)	$ 2,466	$ 1,568	$ 1,690	$ 1,673	$ (215)	$ 7,182
Income tax on core earnings (see above)	390	399	408	234	(121)	1,310
Core earnings (pre-tax)	$ 2,856	$ 1,967	$ 2,098	$ 1,907	$ (336)	$ 8,492

[1] This reconciliation and related core earnings reconciliation below have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.

Core earnings, CER basis and U.S. dollars – 2024

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 2,466	$ 1,568	$ 1,690	$ 1,673	$ (215)	$ 7,182
CER adjustment[1]	32	-	31	20	3	86
Core earnings, CER basis (post-tax)	$ 2,498	$ 1,568	$ 1,721	$ 1,693	$ (212)	$ 7,268
Income tax on core earnings, CER basis[2]	397	399	415	235	(121)	1,325
Core earnings, CER basis (pre-tax)	$ 2,895	$ 1,967	$ 2,136	$ 1,928	$ (333)	$ 8,593
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 1,799		$ 1,234			
CER adjustment US $[1]	(7)		-			
Core earnings, CER basis (post-tax), US $	$ 1,792		$ 1,234			

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.

[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.

[3] Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2024 core earnings.

Reconciliation of core earnings to net income attributed to shareholders – 4Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | 4Q25 | | | | | |
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 899	$ 354	$ 101	$ 542	$ 9	$ 1,905
Income tax (expenses) recoveries						
Core earnings	(101)	(111)	(75)	(93)	52	(328)
Items excluded from core earnings	(102)	25	55	10	30	18
Income tax (expenses) recoveries	(203)	(86)	(20)	(83)	82	(310)
Net income (post-tax)	696	268	81	459	91	1,595
Less: Net income (post-tax) attributed to						
Non-controlling interests	26	-	-	7	-	33
Participating policyholders	47	16	-	-	-	63
Net income (loss) attributed to shareholders (post-tax)	623	252	81	452	91	1,499
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	(121)	(158)	(238)	(1)	77	(441)
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(12)	-	(12)
Reinsurance transactions, tax-related items and other	(41)	-	-	(16)	28	(29)
Core earnings (post-tax)	$ 785	$ 413	$ 319	$ 490	$ (14)	$ 1,993
Income tax on core earnings (see above)	101	111	75	93	(52)	328
Core earnings (pre-tax)	$ 886	$ 524	$ 394	$ 583	$ (66)	$ 2,321

Core earnings, CER basis and U.S. dollars – 4Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | 4Q25 | | | | | |
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 785	$ 413	$ 319	$ 490	$ (14)	$ 1,993
CER adjustment[1]	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$ 785	$ 413	$ 319	$ 490	$ (14)	$ 1,993
Income tax on core earnings, CER basis[2]	101	111	75	93	(52)	328
Core earnings, CER basis (pre-tax)	$ 886	$ 524	$ 394	$ 583	$ (66)	$ 2,321
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 564		$ 229			
CER adjustment US $[1]	-		-			
Core earnings, CER basis (post-tax), US $	$ 564		$ 229			

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
[3] Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 4Q25.

Reconciliation of core earnings to net income attributed to shareholders – 3Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		3Q25					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 1,268	$ 551	$ (109)	$ 606	$ (87)	$ 2,229
Income tax (expenses) recoveries						
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to						
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post-tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$ 759	$ 428	$ 332	$ 525	$ (9)	$ 2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$ 852	$ 547	$ 411	$ 607	$ (100)	$ 2,317

Core earnings, CER basis and U.S. dollars – 3Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		3Q25					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 759	$ 428	$ 332	$ 525	$ (9)	$ 2,035
CER adjustment[1]	2	-	4	3	1	10
Core earnings, CER basis (post-tax)	$ 761	$ 428	$ 336	$ 528	$ (8)	$ 2,045
Income tax on core earnings, CER basis[2]	94	119	79	82	(90)	284
Core earnings, CER basis (pre-tax)	$ 855	$ 547	$ 415	$ 610	$ (98)	$ 2,329
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 550		$ 241			
CER adjustment US $[1]	(5)		-			
Core earnings, CER basis (post-tax), US $	$ 545		$ 241			

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.

[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.

[3] Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 3Q25.

Reconciliation of core earnings to net income attributed to shareholders – 2Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 1,092	$ 526	$ 31	$ 575	$ 37	$ 2,261
Income tax (expenses) recoveries						
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to						
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post-tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	161	(27)	(158)	16	121	113
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$ 720	$ 419	$ 194	$ 463	$ (70)	$ 1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$ 814	$ 529	$ 231	$ 552	$ (102)	$ 2,024

Core earnings, CER basis and U.S. dollars – 2Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 720	$ 419	$ 194	$ 463	$ (70)	$ 1,726
CER adjustment[1]	(3)	-	1	3	-	1
Core earnings, CER basis (post-tax)	$ 717	$ 419	$ 195	$ 466	$ (70)	$ 1,727
Income tax on core earnings, CER basis[2]	94	110	39	89	(33)	299
Core earnings, CER basis (pre-tax)	$ 811	$ 529	$ 234	$ 555	$ (103)	$ 2,026
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 520		$ 141			
CER adjustment US $[1]	(6)		-			
Core earnings, CER basis (post-tax), US $	$ 514		$ 141			

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
[3] Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 2Q25.

Reconciliation of core earnings to net income attributed to shareholders – 1Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | | | | | Corporate | |
| | Asia | Canada | U.S. | Global WAM | and Other | Total |
				1Q25		
Income (loss) before income taxes	$ 870	$ 305	$ (731)	$ 528	$ (273)	$ 699
Income tax (expenses) recoveries						
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to						
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post-tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$ 705	$ 374	$ 361	$ 454	$ (127)	$ 1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$ 806	$ 463	$ 445	$ 540	$ (156)	$ 2,098

Core earnings, CER basis and U.S. dollars – 1Q25

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | | | | | Corporate | |
| | Asia | Canada | U.S. | Global WAM | and Other | Total |
				1Q25		
Core earnings (post-tax)	$ 705	$ 374	$ 361	$ 454	$ (127)	$ 1,767
CER adjustment[1]	(19)	-	(10)	(10)	-	(39)
Core earnings, CER basis (post-tax)	$ 686	$ 374	$ 351	$ 444	$ (127)	$ 1,728
Income tax on core earnings, CER basis[2]	97	89	81	85	(28)	324
Core earnings, CER basis (pre-tax)	$ 783	$ 463	$ 432	$ 529	$ (155)	$ 2,052
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 492		$ 251			
CER adjustment US $[1]	-		-			
Core earnings, CER basis (post-tax), US $	$ 492		$ 251			

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
[3] Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 1Q25.

Reconciliation of core earnings to net income attributed to shareholders – 4Q24[1]

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		Asia		Canada		U.S.	Global WAM		Corporate and Other		Total
							4Q24				
Income (loss) before income taxes	$	781	$	579	$	112	$ 419	$	222	$	2,113
Income tax (expenses) recoveries											
Core earnings		(97)		(97)		(98)	(83)		30		(345)
Items excluded from core earnings		(59)		(20)		89	48		(119)		(61)
Income tax (expenses) recoveries		(156)		(117)		(9)	(35)		(89)		(406)
Net income (post-tax)		625		462		103	384		133		1,707
Less: Net income (post-tax) attributed to											
Non-controlling interests		18		-		-	-		4		22
Participating policyholders		24		23		-	-		-		47
Net income (loss) attributed to shareholders (post-tax)		583		439		103	384		129		1,638
Less: Items excluded from core earnings (post-tax)											
Market experience gains (losses)		(83)		55		(309)	(23)		168		(192)
Updates to actuarial methods and assumptions that flow directly through income		-		-		-	-		-		-
Restructuring charge		-		(6)		-	(46)		-		(52)
Amortization of acquisition-related intangible assets		-		-		-	-		-		-
Reinsurance transactions, tax-related items and other		26		-		-	(6)		(45)		(25)
Core earnings (post-tax)	$	640	$	390	$	412	$ 459	$	6	$	1,907
Income tax on core earnings (see above)		97		97		98	83		(30)		345
Core earnings (pre-tax)	$	737	$	487	$	510	$ 542	$	(24)	$	2,252

[1] This reconciliation and related core earnings reconciliation below have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.

Core earnings, CER basis and U.S. dollars – 4Q24

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		Asia		Canada		U.S.	Global WAM		Corporate and Other		Total
							4Q24				
Core earnings (post-tax)	$	640	$	390	$	412	$ 459	$	6	$	1,907
CER adjustment[1]		(4)		-		(2)	(1)		-		(7)
Core earnings, CER basis (post-tax)	$	636	$	390	$	410	$ 458	$	6	$	1,900
Income tax on core earnings, CER basis[2]		98		97		97	83		(31)		344
Core earnings, CER basis (pre-tax)	$	734	$	487	$	507	$ 541	$	(25)	$	2,244
Core earnings (U.S. dollars) – Asia and U.S. segments											
Core earnings (post-tax)[3], US $	$	457			$	294					
CER adjustment US $[1]		(1)				-					
Core earnings, CER basis (post-tax), US $	$	456			$	294					

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.

[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.

[3] Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 4Q24.

Segment core earnings by business line or geographic source[1]
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

(US $ millions)	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Hong Kong	$ 318	$ 298	$ 259	$ 256	$ 230	$ 1,131	$ 901
Japan	108	103	97	87	87	395	362
Asia Other[1]	164	157	159	149	151	629	570
International High Net Worth						*129*	*114*
Mainland China						*61*	*41*
Singapore						*238*	*216*
Vietnam						*121*	*126*
Other Emerging Markets[2]						*80*	*73*
Regional Office	(26)	(8)	5	-	(11)	(29)	(34)
Total Asia core earnings	$ 564	$ 550	$ 520	$ 492	$ 457	$ 2,126	$ 1,799

[1] Core earnings for Asia Other is reported by country annually, on a full year basis.
[2] Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

(US $ millions), CER basis[1]	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Hong Kong	$ 318	$ 298	$ 259	$ 256	$ 231	$ 1,131	$ 901
Japan	108	99	91	86	86	384	357
Asia Other[2]	164	156	159	150	150	629	568
International High Net Worth						*129*	*114*
Mainland China						*62*	*42*
Singapore						*239*	*223*
Vietnam						*120*	*120*
Other Emerging Markets[3]						*79*	*69*
Regional Office	(26)	(8)	5	-	(11)	(29)	(34)
Total Asia core earnings, CER basis	$ 564	$ 545	$ 514	$ 492	$ 456	$ 2,115	$ 1,792

[1] Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.
[2] Core earnings for Asia Other are reported by country annually, on a full year basis.
[3] Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

(Canadian $ in millions)	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Insurance	$ 320	$ 326	$ 326	$ 280	$ 295	$ 1,252	$ 1,188
Annuities	57	62	56	58	51	233	210
Manulife Bank	36	40	37	36	44	149	170
Total Canada core earnings	$ 413	$ 428	$ 419	$ 374	$ 390	$ 1,634	$ 1,568

U.S.

(US $ in millions)	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
U.S. Insurance	$ 200	$ 218	$ 114	$ 229	$ 256	$ 761	$ 1,064
U.S. Annuities	29	23	27	22	38	101	170
Total U.S. core earnings	$ 229	$ 241	$ 141	$ 251	$ 294	$ 862	$ 1,234

[1] 2024 core earnings in this section has been updated to align with the presentation of the GMT in 2025. See the "Global Minimum Taxes" section above for more information.

Global WAM by business line

(Canadian $ in millions)		Quarterly Results						Full Year Results		
		4Q25	3Q25	2Q25	1Q25	4Q24		2025		2024
Retirement	$	268	$ 305	$ 265	$ 263	$ 259	$	1,101	$	950
Retail		155	154	145	141	161		595		581
Institutional asset management		67	66	53	50	39		236		142
Total Global WAM core earnings	$	**490**	$ **525**	$ **463**	$ **454**	$ **459**	$	**1,932**	$	**1,673**

(Canadian $ in millions), CER basis[1]		Quarterly Results						Full Year Results		
		4Q25	3Q25	2Q25	1Q25	4Q24		2025		2024
Retirement	$	268	$ 307	$ 267	$ 257	$ 259	$	1,099	$	963
Retail		155	154	146	139	160		594		586
Institutional asset management		67	67	53	48	39		235		144
Total Global WAM core earnings, CER basis	$	**490**	$ **528**	$ **466**	$ **444**	$ **458**	$	**1,928**	$	**1,693**

[1] Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.

Global WAM by geographic source

(Canadian $ in millions)		Quarterly Results						Full Year Results		
		4Q25	3Q25	2Q25	1Q25	4Q24		2025		2024
Asia	$	116	$ 149	$ 126	$ 138	$ 135	$	529	$	497
Canada		117	124	109	110	108		460		390
U.S.		257	252	228	206	216		943		786
Total Global WAM core earnings	$	**490**	$ **525**	$ **463**	$ **454**	$ **459**	$	**1,932**	$	**1,673**

(Canadian $ in millions), CER basis[1]		Quarterly Results						Full Year Results		
		4Q25	3Q25	2Q25	1Q25	4Q24		2025		2024
Asia	$	116	$ 149	$ 127	$ 134	$ 134	$	526	$	504
Canada		117	124	109	110	108		460		390
U.S.		257	255	230	200	216		942		799
Total Global WAM core earnings, CER basis	$	**490**	$ **528**	$ **466**	$ **444**	$ **458**	$	**1,928**	$	**1,693**

[1] Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)		Quarterly Results						Full Year Results		
		4Q25	3Q25	2Q25	1Q25	4Q24		2025		2024
Core earnings[1]	$	1,993	$ 2,035	$ 1,726	$ 1,767	$ 1,907	$	7,521	$	7,182
Less: Preferred share dividends and other equity distributions[2]		103	58	103	57	101		321		311
Core earnings available to common shareholders		1,890	1,977	1,623	1,710	1,806		7,200		6,871
CER adjustment[3]		-	10	1	(39)	(7)		(28)		86
Core earnings available to common shareholders, CER basis	$	**1,890**	$ **1,987**	$ **1,624**	$ **1,671**	$ **1,799**	$	**7,172**	$	**6,957**

[1] 2024 core earnings and core earnings available to common shareholders have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.

[2] Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.

[3] The impact of updating foreign exchange rates to that which was used in 4Q25.

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity quarterly, as the average of common shareholders' equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders' equity for the year.

($ millions, unless otherwise stated)	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Core earnings available to common shareholders[1]	$ 1,890	$ 1,977	$ 1,623	$ 1,710	$ 1,806	$ 7,200	$ 6,871
Annualized core earnings available to common shareholders (post-tax)	$ 7,498	$ 7,844	$ 6,510	$ 6,935	$ 7,185	$ 7,200	$ 6,871
Average common shareholders' equity (see below)	$ 43,759	$ 43,238	$ 43,448	$ 44,394	$ 43,613	$ 43,709	$ 42,288
Core ROE (annualized) (%)[1]	17.1%	18.1%	15.0%	15.6%	16.5%	16.5%	16.2%
Average common shareholders' equity							
Total shareholders' and other equity	$ 50,121	$ 50,716	$ 49,080	$ 51,135	$ 50,972	$ 50,121	$ 50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders' equity	$ 43,461	$ 44,056	$ 42,420	$ 44,475	$ 44,312	$ 43,461	$ 44,312
Average common shareholders' equity	$ 43,759	$ 43,238	$ 43,448	$ 44,394	$ 43,613	$ 43,709	$ 42,288

[1] 2024 core earnings available to common shareholders and core ROE have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

Core earnings related to Financial and Strategic Targets

The Company measures its progress on certain 2025 and 2027 financial and strategic targets using core earnings, including core earnings from highest potential businesses, core earnings from Asia region and core earnings from LTC and VA businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings and expressed as a percentage of total core earnings.

Highest potential businesses

For the years ended December 31,

($ millions and post-tax, unless otherwise stated)[1]	2025	2024
Core earnings highest potential businesses[2]	$ 5,649	$ 4,898
Core earnings - all other businesses	1,872	2,284
Core earnings	7,521	7,182
Items excluded from core earnings	(1,949)	(1,797)
Net income (loss) attributed to shareholders	$ 5,572	$ 5,385
Highest potential businesses core earnings contribution	75%	68%

[1] 2024 core earnings, items excluded from core earnings and core earnings contribution have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.
[2] Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and North American behavioural insurance products.

Asia region

For the years ended December 31,

($ millions and post-tax, unless otherwise stated)[1]	2025	2024
Core earnings of Asia region[2]	$ 3,498	$ 2,963
Core earnings - all other businesses	4,023	4,219
Core earnings	7,521	7,182
Items excluded from core earnings	(1,949)	(1,797)
Net income (loss) attributed to shareholders	$ 5,572	$ 5,385
Asia region core earnings contribution[2]	47%	41%

[1] 2024 core earnings, items excluded from core earnings and core earnings contribution have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.
[2] Includes core earnings from Asia segment and Global WAM's business in Asia.

LTC and VA businesses

For the years ended December 31,

($ millions and post-tax, unless otherwise stated)[1]	2025	2024
Core earnings of LTC and VA businesses[2]	$ 702	$ 744
Core earnings - all other businesses	6,819	6,438
Core earnings	**7,521**	**7,182**
Items excluded from core earnings	(1,949)	(1,797)
Net income (loss) attributed to shareholders	**$ 5,572**	**$ 5,385**
LTC and VA businesses core earnings contribution	**9%**	**10%**

[1] 2024 core earnings, items excluded from core earnings and core earnings contribution have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.

[2] Includes core earnings from U.S. long-term care and Asia, Canada and U.S. variable annuities businesses.

The **effective tax rate on core earnings** is equal to income tax on core earnings divided by pre-tax core earnings.

The **operating segment core earnings contribution** measures the core earnings contribution from each operating segment, expressed as a percentage. The operating segments are Asia, Canada, U.S. and Global WAM. For each operating segment, the percentage is calculated as the core earnings from that segment divided by the sum of core earnings from all four of the operating segments. As of December 31, 2025, Asia, Canada, U.S. and Global WAM operating core earnings contributions were 38%, 21%, 16% and 25%, respectively (December 31, 2024 – 33%, 21%, 23% and 23%, respectively, after updating our 2024 core earnings by segment to align with the presentation of GMT in 2025. See "Global Minimum Taxes" above for more information).

Drivers of Earnings ("DOE") is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:

Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:

- **Expected earnings on insurance contracts** which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided, and expected earnings on short-term PAA insurance business.
- **Impact of new insurance business** relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
- **Insurance experience gains (losses)** arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
- **Other** represents pre-tax net income on residual items in the insurance result section.

Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the Consolidated Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:

- **Expected investment earnings**, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
- **Change in expected credit loss**, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
- **Expected earnings on surplus** reflects the expected investment return on surplus assets.
- **Other** represents pre-tax net income on residual items in the investment result section.

Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:

- **Non-directly attributable expenses** are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
- **Other** represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Net income attributed to shareholders includes the following items excluded from core earnings:

- **Market experience gains (losses)** related to items excluded from core earnings that relate to changes in market variables.
- **Updates to actuarial methods and assumptions that flow directly through income** related to updates in the methods and assumptions used to value insurance contract liabilities.
- **Restructuring charges** includes a charge taken to reorganize operations.
- **Amortization and impairment of intangible assets acquired in a business combination**, except for amortization of software and distribution agreements. As noted above, this item is now excluded from core earnings commencing in 3Q25 to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
- **Reinsurance transactions, tax-related items and other** include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.

All of the above items are discussed in more detail in our definition of items excluded from core earnings.

DOE Reconciliation – 2025

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 2,518	$ 1,514	$ 394	$ -	$ 100	$ 4,526
Less: Insurance service result attributed to:						
Items excluded from core earnings	(79)	81	88	-	(1)	89
NCI	85	-	-	-	-	85
Participating policyholders	257	90	-	-	-	347
Core net insurance service result	**2,255**	**1,343**	**306**	**-**	**101**	**4,005**
Core net insurance service result, CER adjustment[1]	(13)	-	(3)	-	2	(14)
Core net insurance service result, CER basis	**$ 2,242**	**$ 1,343**	**$ 303**	**$ -**	**$ 103**	**$ 3,991**
Total investment result reconciliation						
Total investment result per financial statements	$ 2,004	$ 1,449	$(1,083)	$ (977)	$ 1,016	$ 2,409
Less: Reclassify Manulife Bank[2] and Global WAM to their own DOE lines	-	1,338	-	(977)	-	361
Add: Consolidation and other adjustments from Other DOE line	-	3	80	-	(682)	(599)
Less: Net investment result attributed to:						
Items excluded from core earnings	364	(429)	(2,275)	(1)	(21)	(2,362)
NCI	253	-	-	1	(2)	252
Participating policyholders	22	(62)	-	-	-	(40)
Core net investment result	**1,365**	**605**	**1,272**	**-**	**357**	**3,599**
Core net investment result, CER adjustment[1]	(13)	-	(3)	-	-	(16)
Core net investment result, CER basis	**$ 1,352**	**$ 605**	**$ 1,269**	**$ -**	**$ 357**	**$ 3,583**
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ -	$ 211	$ -	$ 2,245	$ -	$ 2,456
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	-	3	-	(37)	-	(34)
Core earnings in Manulife Bank and Global WAM	**-**	**208**	**-**	**2,282**	**-**	**2,490**
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	-	-	-	(5)	-	(5)
Core earnings in Manulife Bank and Global WAM, CER basis	**$ -**	**$ 208**	**$ -**	**$ 2,277**	**$ -**	**$ 2,485**
Other reconciliation						
Other revenue per financial statements	$ 13	$ 301	$ 160	$ 8,020	$ (365)	$ 8,129
General expenses per financial statements	(366)	(617)	(181)	(3,260)	(477)	(4,901)
Commissions related to non-insurance contracts	3	(69)	16	(1,528)	39	(1,539)
Interest expenses per financial statements	(43)	(842)	(14)	(3)	(628)	(1,530)
Total financial statements values included in Other	(393)	(1,227)	(19)	3,229	(1,431)	159
Less: Reclassifications:						
Manulife Bank and Global WAM to their own DOE lines	-	(1,127)	-	3,222	-	2,095
Consolidation and other adjustments to net investment result DOE line	-	3	80	-	(683)	(600)
Less: Other attributed to:						
Items excluded from core earnings	(84)	3	(2)	(2)	135	50
NCI	13	1	-	9	(1)	22
Participating policyholders	(12)	-	-	-	-	(12)
Add: Participating policyholders' earnings transfer to shareholders	48	14	-	-	-	62
Other core earnings	**(262)**	**(93)**	**(97)**	**-**	**(882)**	**(1,334)**
Other core earnings, CER adjustment[1]	3	-	-	-	-	3
Other core earnings, CER basis	**$ (259)**	**$ (93)**	**$ (97)**	**$ -**	**$ (882)**	**$(1,331)**
Income tax (expenses) recoveries reconciliation						
Income tax (expenses) recoveries per financial statements	$ (716)	$ (384)	$ 181	$ (341)	$ 226	$(1,034)
Less: Income tax (expenses) recoveries attributed to:						
Items excluded from core earnings	(198)	21	456	9	21	309
NCI	(81)	(1)	-	-	1	(81)
Participating policyholders	(48)	25	-	-	-	(23)
Core income tax (expenses) recoveries	**(389)**	**(429)**	**(275)**	**(350)**	**204**	**(1,239)**
Core income tax (expenses) recoveries, CER adjustment[1]	3	-	1	1	(1)	4
Core income tax (expenses) recoveries, CER basis	**$ (386)**	**$ (429)**	**$ (274)**	**$ (349)**	**$ 203**	**$(1,235)**

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.
[2] Manulife Bank is part of Canada segment.

DOE Reconciliation – 2024[1]

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 2,160	$ 1,320	$ 357	$ -	$ 164	$ 4,001
Less: Insurance service result attributed to:						
Items excluded from core earnings	(11)	(5)	(205)	-	1	(220)
NCI	101	-	-	-	-	101
Participating policyholders	201	71	-	-	-	272
Core net insurance service result	1,869	1,254	562	-	163	3,848
Core net insurance service result, CER adjustment[2]	27	-	9	-	3	39
Core net insurance service result, CER basis	$ 1,896	$ 1,254	$ 571	$ -	$ 166	$ 3,887
Total investment result reconciliation						
Total investment result per financial statements	$ 1,248	$ 1,789	$ (218)	$ (982)	$ 1,684	$ 3,521
Less: Reclassify Manulife Bank[3] and Global WAM to their own DOE lines	-	1,547	-	(982)	-	565
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(656)	(656)
Less: Net investment result attributed to:						
Items excluded from core earnings	(212)	(397)	(1,809)	-	612	(1,806)
NCI	202	-	-	-	4	206
Participating policyholders	24	57	-	-	-	81
Core net investment result	1,234	582	1,591	-	412	3,819
Core net investment result, CER adjustment[2]	15	-	29	-	-	44
Core net investment result, CER basis	$ 1,249	$ 582	$ 1,620	$ -	$ 412	$ 3,863
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ -	$ 235	$ -	$ 1,747	$ -	$ 1,982
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	-	-	-	(160)	-	(160)
Core earnings in Manulife Bank and Global WAM	-	235	-	1,907	-	2,142
Core earnings in Manulife Bank and Global WAM, CER adjustment[2]	-	-	-	21	-	21
Core earnings in Manulife Bank and Global WAM, CER basis	$ -	$ 235	$ -	$ 1,928	$ -	$ 2,163
Other reconciliation						
Other revenue per financial statements	$ 155	$ 294	$ 137	$ 7,439	$ (437)	$ 7,588
General expenses per financial statements	(330)	(613)	(139)	(3,249)	(528)	(4,859)
Commissions related to non-insurance contracts	(8)	(64)	8	(1,454)	38	(1,480)
Interest expenses per financial statements	(28)	(1,047)	(13)	(7)	(586)	(1,681)
Total financial statements values included in Other	(211)	(1,430)	(7)	2,729	(1,513)	(432)
Less: Reclassifications:						
Manulife Bank and Global WAM to their own DOE lines	-	(1,311)	-	2,729	-	1,418
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(656)	(657)
Less: Other attributed to:						
Items excluded from core earnings	80	2	48	(2)	54	182
NCI	(1)	-	-	2	-	1
Participating policyholders	(7)	(5)	-	-	-	(12)
Add: Participating policyholders' earnings transfer to shareholders	36	11	-	-	-	47
Other core earnings	(247)	(104)	(55)	-	(911)	(1,317)
Other core earnings, CER adjustment[2]	(3)	-	-	-	-	(3)
Other core earnings, CER basis	$ (250)	$ (104)	$ (55)	$ -	$ (911)	$ (1,320)
Income tax (expenses) recoveries reconciliation						
Income tax (expenses) recoveries per financial statements	$ (460)	$ (353)	$ 3	$ (148)	$ (254)	$ (1,212)
Less: Income tax (expenses) recoveries attributed to:						
Items excluded from core earnings	32	53	411	86	(375)	207
NCI	(61)	-	-	-	-	(61)
Participating policyholders	(41)	(7)	-	-	-	(48)
Core income tax (expenses) recoveries	(390)	(399)	(408)	(234)	121	(1,310)
Core income tax (expenses) recoveries, CER adjustment[2]	(7)	-	(7)	(1)	-	(15)
Core income tax (expenses) recoveries, CER basis	$ (397)	$ (399)	$ (415)	$ (235)	$ 121	$ (1,325)

[1] This reconciliation has been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section for more information.
[2] The impact of updating foreign exchange rates to that which was used in 4Q25.
[3] Manulife Bank is part of Canada segment.

DOE Reconciliation – 4Q25

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

				4Q25		
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 692	$ 362	$ 136	$ -	$ 66	$ 1,256
Less: Insurance service result attributed to:						
Items excluded from core earnings	(4)	(2)	23	-	(2)	15
NCI	20	-	-	-	-	20
Participating policyholders	70	25	-	-	-	95
Core net insurance service result	**606**	**339**	**113**	**-**	**68**	**1,126**
Core net insurance service result, CER adjustment[1]	-	-	-	-	-	-
Core net insurance service result, CER basis	**$ 606**	**$ 339**	**$ 113**	**$ -**	**$ 68**	**$ 1,126**
Total investment result reconciliation						
Total investment result per financial statements	$ 322	$ 316	$ (38)	$ (287)	$ 325	$ 638
Less: Reclassify Manulife Bank[2] and Global WAM to their own DOE lines	-	341	-	(287)	-	54
Add: Consolidation and other adjustments from Other DOE line	1	(1)	27	-	(181)	(154)
Less: Net investment result attributed to:						
Items excluded from core earnings	(63)	(175)	(309)	-	53	(494)
NCI	8	-	-	-	-	8
Participating policyholders	6	(7)	-	-	-	(1)
Core net investment result	**372**	**156**	**298**	**-**	**91**	**917**
Core net investment result, CER adjustment[1]	-	-	-	-	-	-
Core net investment result, CER basis	**$ 372**	**$ 156**	**$ 298**	**$ -**	**$ 91**	**$ 917**
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ -	$ 50	$ -	$ 536	$ -	$ 586
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	-	(1)	-	(47)	-	(48)
Core earnings in Manulife Bank and Global WAM	**-**	**51**	**-**	**583**	**-**	**634**
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	**$ -**	**$ 51**	**$ -**	**$ 583**	**$ -**	**$ 634**
Other reconciliation						
Other revenue per financial statements	$ 31	$ 70	$ 39	$ 2,119	$ (112)	$ 2,147
General expenses per financial statements	(119)	(159)	(39)	(889)	(121)	(1,327)
Commissions related to non-insurance contracts	(1)	(18)	6	(399)	8	(404)
Interest expenses per financial statements	(26)	(217)	(3)	(1)	(158)	(405)
Total financial statements values included in Other	(115)	(324)	3	830	(383)	11
Less: Reclassifications:						
Manulife Bank and Global WAM to their own DOE lines	-	(291)	-	823	-	532
Consolidation and other adjustments to net investment result DOE line	1	(1)	27	-	(182)	(155)
Less: Other attributed to:						
Items excluded from core earnings	(11)	(8)	(7)	-	24	(2)
NCI	4	-	-	7	-	11
Participating policyholders	(2)	3	-	-	-	1
Add: Participating policyholders' earnings transfer to shareholders	15	5	-	-	-	20
Other core earnings	**(92)**	**(22)**	**(17)**	**-**	**(225)**	**(356)**
Other core earnings, CER adjustment[1]	-	-	-	-	-	-
Other core earnings, CER basis	**$ (92)**	**$ (22)**	**$ (17)**	**$ -**	**$ (225)**	**$ (356)**
Income tax (expenses) recoveries reconciliation						
Income tax (expenses) recoveries per financial statements	$ (203)	$ (86)	$ (20)	$ (83)	$ 82	$ (310)
Less: Income tax (expenses) recoveries attributed to:						
Items excluded from core earnings	(84)	25	55	10	30	36
NCI	(6)	-	-	-	-	(6)
Participating policyholders	(12)	-	-	-	-	(12)
Core income tax (expenses) recoveries	**(101)**	**(111)**	**(75)**	**(93)**	**52**	**(328)**
Core income tax (expenses) recoveries, CER adjustment[1]	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	**$ (101)**	**$ (111)**	**$ (75)**	**$ (93)**	**$ 52**	**$ (328)**

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.
[2] Manulife Bank is part of Canada segment.

DOE Reconciliation – 3Q25

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 641	$ 465	$ 72	$ -	$ 43	$ 1,221
Less: Insurance service result attributed to:						
Items excluded from core earnings	(19)	88	4	-	1	74
NCI	22	-	-	-	-	22
Participating policyholders	60	26	-	-	-	86
Core net insurance service result	578	351	68	-	42	1,039
Core net insurance service result, CER adjustment[1]	3	-	-	-	1	4
Core net insurance service result, CER basis	$ 581	$ 351	$ 68	$ -	$ 43	$ 1,043
Total investment result reconciliation						
Total investment result per financial statements	$ 653	$ 402	$ (205)	$ (210)	$ 229	$ 869
Less: Reclassify Manulife Bank[2] and Global WAM to their own DOE lines	-	353	-	(210)	-	143
Add: Consolidation and other adjustments from Other DOE line	(2)	1	25	-	(173)	(149)
Less: Net investment result attributed to:						
Items excluded from core earnings	202	(48)	(548)	(1)	(30)	(425)
NCI	134	-	-	1	-	135
Participating policyholders	(16)	(67)	-	-	-	(83)
Core net investment result	331	165	368	-	86	950
Core net investment result, CER adjustment[1]	1	-	4	-	-	5
Core net investment result, CER basis	$ 332	$ 165	$ 372	$ -	$ 86	$ 955
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ -	$ 58	$ -	$ 607	$ -	$ 665
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	-	4	-	-	-	4
Core earnings in Manulife Bank and Global WAM	-	54	-	607	-	661
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	-	-	-	3	-	3
Core earnings in Manulife Bank and Global WAM, CER basis	$ -	$ 54	$ -	$ 610	$ -	$ 664
Other reconciliation						
Other revenue per financial statements	$ 73	$ 72	$ 63	$ 2,024	$ (87)	$ 2,145
General expenses per financial statements	(94)	(152)	(43)	(818)	(125)	(1,232)
Commissions related to non-insurance contracts	(1)	(15)	7	(390)	13	(386)
Interest expenses per financial statements	(4)	(221)	(3)	-	(160)	(388)
Total financial statements values included in Other	(26)	(316)	24	816	(359)	139
Less: Reclassifications:						
Manulife Bank and Global WAM to their own DOE lines	-	(295)	-	816	-	521
Consolidation and other adjustments to net investment result DOE line	(2)	1	25	1	(173)	(148)
Less: Other attributed to:						
Items excluded from core earnings	41	6	24	(2)	43	112
NCI	7	1	-	1	(1)	8
Participating policyholders	(2)	(3)	-	-	-	(5)
Add: Participating policyholders' earnings transfer to shareholders	13	3	-	-	-	16
Other core earnings	(57)	(23)	(25)	-	(228)	(333)
Other core earnings, CER adjustment[1]	(1)	-	-	-	1	-
Other core earnings, CER basis	$ (58)	$ (23)	$ (25)	$ -	$ (227)	$ (333)
Income tax (expenses) recoveries reconciliation						
Income tax (expenses) recoveries per financial statements	$ (233)	$ (124)	$ 34	$ (81)	$ 94	$ (310)
Less: Income tax (expenses) recoveries attributed to:						
Items excluded from core earnings	(88)	(29)	113	1	2	(1)
NCI	(35)	(1)	-	-	1	(35)
Participating policyholders	(17)	25	-	-	-	8
Core income tax (expenses) recoveries	(93)	(119)	(79)	(82)	91	(282)
Core income tax (expenses) recoveries, CER adjustment[1]	(1)	-	-	-	(1)	(2)
Core income tax (expenses) recoveries, CER basis	$ (94)	$ (119)	$ (79)	$ (82)	$ 90	$ (284)

(1) The impact of updating foreign exchange rates to that which was used in 4Q25.
(2) Manulife Bank is part of Canada segment.

DOE Reconciliation – 2Q25

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
2Q25						
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 571	$ 370	$ 39	$ -	$ 26	$ 1,006
Less: Insurance service result attributed to:						
Items excluded from core earnings	(43)	-	28	-	-	(15)
NCI	16	-	-	-	-	16
Participating policyholders	65	25	-	-	-	90
Core net insurance service result	533	345	11	-	26	915
Core net insurance service result, CER adjustment[1]	(1)	-	-	-	-	(1)
Core net insurance service result, CER basis	$ 532	$ 345	$ 11	$ -	$ 26	$ 914
Total investment result reconciliation						
Total investment result per financial statements	$ 685	$ 433	$ 10	$ (208)	$ 346	$ 1,266
Less: Reclassify Manulife Bank[2] and Global WAM to their own DOE lines	-	312	-	(208)	-	104
Add: Consolidation and other adjustments from Other DOE line	1	3	28	-	(157)	(125)
Less: Net investment result attributed to:						
Items excluded from core earnings	275	(27)	(208)	-	105	145
NCI	51	-	-	-	-	51
Participating policyholders	24	(2)	-	-	-	22
Core net investment result	336	153	246	-	84	819
Core net investment result, CER adjustment[1]	(4)	-	3	-	-	(1)
Core net investment result, CER basis	$ 332	$ 153	$ 249	$ -	$ 84	$ 818
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ -	$ 53	$ -	$ 575	$ -	$ 628
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	-	-	-	23	-	23
Core earnings in Manulife Bank and Global WAM	-	53	-	552	-	605
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	-	-	-	3	-	3
Core earnings in Manulife Bank and Global WAM, CER basis	$ -	$ 53	$ -	$ 555	$ -	$ 608
Other reconciliation						
Other revenue per financial statements	$ (92)	$ 85	$ 33	$ 1,902	$ (77)	$ 1,851
General expenses per financial statements	(73)	(154)	(47)	(756)	(110)	(1,140)
Commissions related to non-insurance contracts	7	(18)	1	(362)	8	(364)
Interest expenses per financial statements	(6)	(190)	(5)	(1)	(156)	(358)
Total financial statements values included in Other	(164)	(277)	(18)	783	(335)	(11)
Less: Reclassifications:						
Manulife Bank and Global WAM to their own DOE lines	-	(259)	-	783	-	524
Consolidation and other adjustments to net investment result DOE line	1	3	28	-	(157)	(125)
Less: Other attributed to:						
Items excluded from core earnings	(97)	3	(20)	-	34	(80)
NCI	1	-	-	-	-	1
Participating policyholders	(5)	1	-	-	-	(4)
Add: Participating policyholders' earnings transfer to shareholders	9	3	-	-	-	12
Other core earnings	(55)	(22)	(26)	-	(212)	(315)
Other core earnings, CER adjustment[1]	2	-	-	-	(1)	1
Other core earnings, CER basis	$ (53)	$ (22)	$ (26)	$ -	$ (213)	$ (314)
Income tax (expenses) recoveries reconciliation						
Income tax (expenses) recoveries per financial statements	$ (149)	$ (115)	$ 5	$ (94)	$ 15	$ (338)
Less: Income tax (expenses) recoveries attributed to:						
Items excluded from core earnings	(25)	(5)	42	(5)	(17)	(10)
NCI	(19)	-	-	-	-	(19)
Participating policyholders	(11)	-	-	-	-	(11)
Core income tax (expenses) recoveries	(94)	(110)	(37)	(89)	32	(298)
Core income tax (expenses) recoveries, CER adjustment[1]	-	-	(2)	-	1	(1)
Core income tax (expenses) recoveries, CER basis	$ (94)	$ (110)	$ (39)	$ (89)	$ 33	$ (299)

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.

[2] Manulife Bank is part of Canada segment.

DOE Reconciliation – 1Q25

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		1Q25				
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 614	$ 317	$ 147	$ -	$ (35)	$ 1,043
Less: Insurance service result attributed to:						
Items excluded from core earnings	(13)	(5)	33	-	-	15
NCI	27	-	-	-	-	27
Participating policyholders	62	14	-	-	-	76
Core net insurance service result	538	308	114	-	(35)	925
Core net insurance service result, CER adjustment[1]	(15)	-	(3)	-	1	(17)
Core net insurance service result, CER basis	$ 523	$ 308	$ 111	$ -	$ (34)	$ 908
Total investment result reconciliation						
Total investment result per financial statements	$ 344	$ 298	$ (850)	$ (272)	$ 116	$ (364)
Less: Reclassify Manulife Bank[2] and Global WAM to their own DOE lines	-	332	-	(272)	-	60
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(171)	(171)
Less: Net investment result attributed to:						
Items excluded from core earnings	(50)	(179)	(1,210)	-	(149)	(1,588)
NCI	60	-	-	-	(2)	58
Participating policyholders	8	14	-	-	-	22
Core net investment result	326	131	360	-	96	913
Core net investment result, CER adjustment[1]	(10)	-	(10)	-	-	(20)
Core net investment result, CER basis	$ 316	$ 131	$ 350	$ -	$ 96	$ 893
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ -	$ 50	$ -	$ 527	$ -	$ 577
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	-	-	-	(13)	-	(13)
Core earnings in Manulife Bank and Global WAM	-	50	-	540	-	590
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	-	-	-	(11)	-	(11)
Core earnings in Manulife Bank and Global WAM, CER basis	$ -	$ 50	$ -	$ 529	$ -	$ 579
Other reconciliation						
Other revenue per financial statements	$ 1	$ 74	$ 25	$ 1,975	$ (89)	$ 1,986
General expenses per financial statements	(80)	(152)	(52)	(797)	(121)	(1,202)
Commissions related to non-insurance contracts	(2)	(18)	2	(377)	10	(385)
Interest expenses per financial statements	(7)	(214)	(3)	(1)	(154)	(379)
Total financial statements values included in Other	(88)	(310)	(28)	800	(354)	20
Less: Reclassifications:						
Manulife Bank and Global WAM to their own DOE lines	-	(282)	-	800	-	518
Consolidation and other adjustments to net investment result DOE line	-	-	-	(1)	(171)	(172)
Less: Other attributed to:						
Items excluded from core earnings	(17)	2	1	-	34	20
NCI	1	-	-	1	-	2
Participating policyholders	(3)	(1)	-	-	-	(4)
Add: Participating policyholders' earnings transfer to shareholders	11	3	-	-	-	14
Other core earnings	(58)	(26)	(29)	-	(217)	(330)
Other core earnings, CER adjustment[1]	2	-	-	-	-	2
Other core earnings, CER basis	$ (56)	$ (26)	$ (29)	$ -	$ (217)	$ (328)
Income tax (expenses) recoveries reconciliation						
Income tax (expenses) recoveries per financial statements	$ (131)	$ (59)	$ 162	$ (83)	$ 35	$ (76)
Less: Income tax (expenses) recoveries attributed to:						
Items excluded from core earnings	(1)	30	246	3	6	284
NCI	(21)	-	-	-	-	(21)
Participating policyholders	(8)	-	-	-	-	(8)
Core income tax (expenses) recoveries	(101)	(89)	(84)	(86)	29	(331)
Core income tax (expenses) recoveries, CER adjustment[1]	4	-	3	1	(1)	7
Core income tax (expenses) recoveries, CER basis	$ (97)	$ (89)	$ (81)	$ (85)	$ 28	$ (324)

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.
[2] Manulife Bank is part of Canada segment.

DOE Reconciliation – 4Q24[1]

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

					4Q24						
		Asia		Canada		U.S.		Global WAM		Corporate and Other	Total
Net insurance service result reconciliation											
Total insurance service result - financial statements	$	545	$	330	$	(257)	$	-	$	71	$ 689
Less: Insurance service result attributed to:											
Items excluded from core earnings		(6)		(3)		(408)		-		1	(416)
NCI		18		-		-		-		-	18
Participating policyholders		51		7		-		-		-	58
Core net insurance service result		482		326		151		-		70	1,029
Core net insurance service result, CER adjustment[2]		(2)		-		(1)		-		-	(3)
Core net insurance service result, CER basis	$	480	$	326	$	150	$	-	$	70	$ 1,026
Total investment result reconciliation											
Total investment result per financial statements	$	279	$	612	$	369	$	(316)	$	615	$ 1,559
Less: Reclassify Manulife Bank[3] and Global WAM to their own DOE lines		-		382		-		(316)		-	66
Add: Consolidation and other adjustments from Other DOE line		1		1		-		-		(198)	(196)
Less: Net investment result attributed to:											
Items excluded from core earnings		(56)		85		(16)		-		287	300
NCI		14		-		-		-		4	18
Participating policyholders		(3)		15		-		-		-	12
Core net investment result		325		131		385		-		126	967
Core net investment result, CER adjustment[2]		(1)		-		(2)		-		-	(3)
Core net investment result, CER basis	$	324	$	131	$	383	$	-	$	126	$ 964
Manulife Bank and Global WAM by DOE line reconciliation											
Manulife Bank and Global WAM net income attributed to shareholders	$	-	$	53	$	-	$	420	$	-	$ 473
Less: Manulife Bank and Global WAM attributed to:											
Items excluded from core earnings		-		(7)		-		(122)		-	(129)
Core earnings in Manulife Bank and Global WAM		-		60		-		542		-	602
Core earnings in Manulife Bank and Global WAM, CER adjustment[2]		-		-		-		(1)		-	(1)
Core earnings in Manulife Bank and Global WAM, CER basis	$	-	$	60	$	-	$	541	$	-	$ 601
Other reconciliation											
Other revenue per financial statements	$	79	$	72	$	45	$ 2,005		$	(198)	$ 2,003
General expenses per financial statements		(112)		(162)		(45)		(883)		(126)	(1,328)
Commissions related to non-insurance contracts		(1)		(16)		2		(385)		10	(390)
Interest expenses per financial statements		(9)		(257)		(2)		(2)		(150)	(420)
Total financial statements values included in Other		(43)		(363)		-		735		(464)	(135)
Less: Reclassifications:											
Manulife Bank and Global WAM to their own DOE lines		-		(328)		-		735		-	407
Consolidation and other adjustments to net investment result DOE line		1		-		-		1		(198)	(196)
Less: Other attributed to:											
Items excluded from core earnings		40		-		26		(1)		(46)	19
NCI		1		-		-		-		-	1
Participating policyholders		-		(2)		-		-		-	(2)
Add: Participating policyholders' earnings transfer to shareholders		15		3		-		-		-	18
Other core earnings		(70)		(30)		(26)		-		(220)	(346)
Other core earnings, CER adjustment[2]		-		-		-		-		(1)	(1)
Other core earnings, CER basis	$	(70)	$	(30)	$	(26)	$	-	$	(221)	$ (347)
Income tax (expenses) recoveries reconciliation											
Income tax (expenses) recoveries per financial statements	$	(156)	$	(117)	$	(9)	$	(35)	$	(89)	$ (406)
Less: Income tax (expenses) recoveries attributed to:											
Items excluded from core earnings		(35)		(26)		89		48		(119)	(43)
NCI		(15)		-		-		-		-	(15)
Participating policyholders		(9)		6		-		-		-	(3)
Core income tax (expenses) recoveries		(97)		(97)		(98)		(83)		30	(345)
Core income tax (expenses) recoveries, CER adjustment[2]		(1)		-		1		-		1	1
Core income tax (expenses) recoveries, CER basis	$	(98)	$	(97)	$	(97)	$	(83)	$	31	$ (344)

[1] This reconciliation has been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section for more information.
[2] The impact of updating foreign exchange rates to that which was used in 4Q25.
[3] Manulife Bank is part of Canada segment.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Per share dividend	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.40	$ 1.76	$ 1.60
Core EPS	$ 1.12	$ 1.16	$ 0.95	$ 0.99	$ 1.03	$ 4.21	$ 3.85
Common share core dividend payout ratio[1]	39%	38%	46%	44%	39%	42%	42%

[1] 2024 core EPS and common share core dividend ratio have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section above for more information.

The contractual service margin ("CSM") is a liability that represents future unearned profits on insurance contracts written. It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.

Our reporting of CSM is net of NCI. Changes in the CSM net of NCI are classified as organic and inorganic. **CSM growth** is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.

Changes in CSM net of NCI that are classified as organic include the following impacts:

*   **Impact of new insurance business** ("impact of new business" or "new business CSM") is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action;
*   **Expected movement related to finance income or expenses** ("interest accretion") includes interest accreted on the CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected;
*   **CSM recognized for service provided** ("CSM amortization") is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
*   **Insurance experience gains (losses) and other** is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.

Changes in CSM net of NCI that are classified as inorganic include the following impacts:

*   **Updates to actuarial methods and assumptions that adjust the CSM;**
*   **Effect of movement in exchange rates** over the reporting period;
*   **Impact of markets**; and
*   **Reinsurance transactions, tax-related and other items** that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.

Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. **Post-tax CSM net of NCI** is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.

New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

CSM and post-tax CSM information

($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2025		Sept 30, 2025		June 30, 2025		Mar 31, 2025		Dec 31, 2024	
CSM	$	**26,568**	$	26,283	$	23,722	$	23,713	$	23,425
Less: CSM for NCI		**1,599**		1,565		1,406		1,417		1,298
CSM, net of NCI	$	**24,969**	$	24,718	$	22,316	$	22,296	$	22,127
CER adjustment[1]		**-**		(387)		(93)		(834)		(684)
CSM, net of NCI, CER basis	$	**24,969**	$	24,331	$	22,223	$	21,462	$	21,443
CSM by segment										
Asia	$	**17,750**	$	17,580	$	15,786	$	15,904	$	15,540
Asia NCI		**1,599**		1,565		1,406		1,417		1,298
Canada		**4,459**		4,490		4,133		4,052		4,109
U.S.		**2,760**		2,649		2,386		2,329		2,468
Corporate and Other		**-**		(1)		11		11		10
CSM	$	**26,568**	$	26,283	$	23,722	$	23,713	$	23,425
CSM, CER adjustment[1]										
Asia	$	**-**	$	(348)	$	(104)	$	(724)	$	(566)
Asia NCI		**-**		5		40		(16)		(5)
Canada		**-**		-		-		-		-
U.S.		**-**		(39)		11		(111)		(118)
Corporate and Other		**-**		-		1		-		-
Total	$	**-**	$	(382)	$	(52)	$	(851)	$	(689)
CSM, CER basis										
Asia	$	**17,750**	$	17,232	$	15,682	$	15,180	$	14,974
Asia NCI		**1,599**		1,570		1,446		1,401		1,293
Canada		**4,459**		4,490		4,133		4,052		4,109
U.S.		**2,760**		2,610		2,397		2,218		2,350
Corporate and Other		**-**		(1)		12		11		10
Total CSM, CER basis	$	**26,568**	$	25,901	$	23,670	$	22,862	$	22,736
Post-tax CSM										
CSM	$	**26,568**	$	26,283	$	23,722	$	23,713	$	23,425
Marginal tax rate on CSM		**(4,403)**		(4,347)		(3,940)		(3,929)		(3,928)
Post-tax CSM[2]	$	**22,165**	$	21,936	$	19,782	$	19,784	$	19,497
CSM, net of NCI	$	**24,969**	$	24,718	$	22,316	$	22,296	$	22,127
Marginal tax rate on CSM net of NCI		**(4,236)**		(4,181)		(3,789)		(3,772)		(3,774)
Post-tax CSM net of NCI[2]	$	**20,733**	$	20,537	$	18,527	$	18,524	$	18,353

[1] The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 4Q25.

[2] 2024 post-tax CSM and post-tax CSM, net of NCI have been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section for more information.

New business CSM[1] **detail, CER basis**

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
			Quarterly Results			Full Year Results	
New business CSM							
Hong Kong	$ 244	$ 287	$ 286	$ 316	$ 299	$ 1,133	$ 921
Japan	159	76	74	81	66	390	290
Asia Other	294	349	303	318	221	1,264	937
International High Net Worth						*189*	*187*
Mainland China						*356*	*270*
Singapore						*619*	*391*
Vietnam						*22*	*17*
Other Emerging Markets						*78*	*72*
Asia	697	712	663	715	586	2,787	2,148
Canada	135	109	100	91	116	435	357
U.S.	188	145	119	101	140	553	382
Total new business CSM	$ 1,020	$ 966	$ 882	$ 907	$ 842	$ 3,775	$ 2,887
New business CSM, CER adjustment[2],[3]							
Hong Kong	$ -	$ 4	$ 2	$ (8)	$ (1)	$ (2)	$ 13
Japan	-	(3)	(4)	(3)	(1)	(10)	2
Asia Other	-	3	3	(1)	2	5	32
International High Net Worth						*1*	*4*
Mainland China						*2*	*10*
Singapore						*3*	*19*
Vietnam						*-*	*(1)*
Other Emerging Markets						*(1)*	*-*
Asia	-	4	1	(12)	-	(7)	47
Canada	-	-	-	-	-	-	-
U.S.	-	2	1	(3)	-	-	6
Total new business CSM	$ -	$ 6	$ 2	$ (15)	$ -	$ (7)	$ 53
New business CSM, CER basis							
Hong Kong	$ 244	$ 291	$ 288	$ 308	$ 298	$ 1,131	$ 934
Japan	159	73	70	78	65	380	292
Asia Other	294	352	306	317	223	1,269	969
International High Net Worth						*190*	*191*
Mainland China						*358*	*280*
Singapore						*622*	*410*
Vietnam						*22*	*16*
Other Emerging Markets						*77*	*72*
Asia	697	716	664	703	586	2,780	2,195
Canada	135	109	100	91	116	435	357
U.S.	188	147	120	98	140	553	388
Total new business CSM, CER basis	$ 1,020	$ 972	$ 884	$ 892	$ 842	$ 3,768	$ 2,940

[1] New business CSM is net of NCI.

[2] The impact of updating foreign exchange rates to that which was used in 4Q25.

[3] New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

The Company also uses financial performance measures that are prepared on a **constant exchange rate basis**, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2025.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.

Basic EPS and diluted EPS, CER basis is equal to common shareholders' net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

General expenses, CER basis

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	**2025**	2024
General expenses	**$ 1,327**	$ 1,232	$ 1,140	$ 1,202	$ 1,328	**$ 4,901**	$ 4,859
CER adjustment[1]	**-**	6	3	(17)	(2)	**(8)**	52
General expenses, CER basis	**$ 1,327**	**$ 1,238**	**$ 1,143**	**$ 1,185**	**$ 1,326**	**$ 4,893**	**$ 4,911**

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.

Net income financial measures on a CER basis

(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	**2025**	2024
Net income (loss) attributed to shareholders:							
Asia	**$ 623**	$ 895	$ 830	$ 624	$ 583	**$ 2,972**	$ 2,355
Canada	**252**	449	390	222	439	**1,313**	1,221
U.S.	**81**	(75)	36	(569)	103	**(527)**	135
Global WAM	**452**	523	482	443	384	**1,900**	1,597
Corporate and Other	**91**	7	51	(235)	129	**(86)**	77
Total net income (loss) attributed to shareholders	**1,499**	1,799	1,789	485	1,638	**5,572**	5,385
Preferred share dividends and other equity distributions	**(103)**	(58)	(103)	(57)	(101)	**(321)**	(311)
Common shareholders' net income (loss)	**$ 1,396**	$ 1,741	$ 1,686	$ 428	$ 1,537	**$ 5,251**	$ 5,074
CER adjustment[1]							
Asia	**$ -**	$ 18	$ 6	$ (28)	$ 12	**$ (4)**	$ 71
Canada	**-**	-	-	-	-	**-**	11
U.S.	**-**	1	-	15	(2)	**16**	10
Global WAM	**-**	7	3	(13)	(1)	**(3)**	22
Corporate and Other	**-**	-	4	6	-	**10**	-
Total net income (loss) attributed to shareholders	**-**	26	13	(20)	9	**19**	114
Preferred share dividends and other equity distributions	**-**	-	-	-	-	**-**	-
Common shareholders' net income (loss)	**$ -**	$ 26	$ 13	$ (20)	$ 9	**$ 19**	$ 114
Net income (loss) attributed to shareholders, CER basis							
Asia	**$ 623**	$ 913	$ 836	$ 596	$ 595	**$ 2,968**	$ 2,426
Canada	**252**	449	390	222	439	**1,313**	1,232
U.S.	**81**	(74)	36	(554)	101	**(511)**	145
Global WAM	**452**	530	485	430	383	**1,897**	1,619
Corporate and Other	**91**	7	55	(229)	129	**(76)**	77
Total net income (loss) attributed to shareholders, CER basis	**1,499**	1,825	1,802	465	1,647	**5,591**	5,499
Preferred share dividends and other equity distributions, CER basis	**(103)**	(58)	(103)	(57)	(101)	**(321)**	(311)
Common shareholders' net income (loss), CER basis	**$ 1,396**	$ 1,767	$ 1,699	$ 408	$ 1,546	**$ 5,270**	$ 5,188
Asia net income attributed to shareholders, U.S. dollars							
Asia net income (loss) attributed to shareholders, US $[2]	**$ 447**	$ 649	$ 600	$ 435	$ 417	**$ 2,131**	$ 1,717
CER adjustment, US $[1]	**-**	6	1	(9)	9	**(2)**	23
Asia net income (loss) attributed to shareholders, U.S. $, CER basis[1]	**$ 447**	$ 655	$ 601	$ 426	$ 426	**$ 2,129**	$ 1,740
Net income (loss) attributed to shareholders (pre-tax)							
Net income (loss) attributed to shareholders (post-tax)	**$ 1,499**	$ 1,799	$ 1,789	$ 485	$ 1,638	**$ 5,572**	$ 5,385
Tax on net income attributed to shareholders	**292**	283	307	47	388	**929**	1,102
Net income (loss) attributed to shareholders (pre-tax)	**1,791**	2,082	2,096	532	2,026	**6,501**	6,487
CER adjustment[1]	**-**	5	1	(11)	(2)	**(5)**	75
Net income (loss) attributed to shareholders (pre-tax), CER basis	**$ 1,791**	$ 2,087	$ 2,097	$ 521	$ 2,024	**$ 6,496**	$ 6,562

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.

[2] Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. **Global WAM-managed AUMA** is a financial measure equal to the sum of Global WAM's AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Segment share of total Company AUMA is a measure of the relative AUMA from each segment, expressed as a percentage. It is calculated as the AUMA in that segment divided by the total Company AUMA. This measure is reported for our operating segments and as at December 31, 2025, the segment share of total Company AUMA for Asia, Canada, U.S. and Global WAM was 13%, 9%, 12% and 65%, respectively (as at December 31, 2024 – 12%, 9%, 13% and 64%, respectively).

AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | CAD $ | | | | | | US $[5] | |
| | December 31, 2025 | | | | | | December 31, 2025 | |
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank[1]	$ -	$ 29,896	$ -	$ -	$ -	$ 29,896	$ -	$ -
Derivative reclassification[2]	-	-	-	-	4,737	4,737	-	-
Other	185,848	84,587	122,591	9,787	22,482	425,295	135,597	89,434
Total	185,848	114,483	122,591	9,787	27,219	459,928	135,597	89,434
Segregated funds net assets								
Institutional	-	-	-	3,075	-	3,075	-	-
Other[3]	32,245	38,218	77,272	310,491	(47)	458,179	23,527	56,372
Total	32,245	38,218	77,272	313,566	(47)	461,254	23,527	56,372
AUM per financial statements	218,093	152,701	199,863	323,353	27,172	921,182	159,124	145,806
Mutual funds	-	-	-	338,443	-	338,443	-	-
Institutional asset management[4]	-	-	-	176,402	-	176,402	-	-
Other funds	-	-	-	22,371	-	22,371	-	-
Total AUM	218,093	152,701	199,863	860,569	27,172	1,458,398	159,124	145,806
Assets under administration	-	-	-	246,021	-	246,021	-	-
Total AUMA	$ 218,093	$ 152,701	$ 199,863	$ 1,106,590	$ 27,172	$ 1,704,419	$ 159,124	$ 145,806
Total AUMA, US $[5]						$ 1,243,422		
Total AUMA	$ 218,093	$ 152,701	$ 199,863	$ 1,106,590	$ 27,172	$ 1,704,419		
CER adjustment[6]	-	-	-	-	-	-		
Total AUMA, CER basis	$ 218,093	$ 152,701	$ 199,863	$ 1,106,590	$ 27,172	$ 1,704,419		

Global WAM Managed AUMA

Global WAM AUMA	**$ 1,106,590**
AUM managed by Global WAM for Manulife's other segments	**234,370**
Total	**$ 1,340,960**

[1] Represents net lending assets.

[2] Corporate and Other consolidation amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.

[3] Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.

[4] Institutional asset management excludes Institutional segregated funds net assets.

[5] US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.

[6] The impact of updating foreign exchange rates to that which was used in 4Q25.

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	CAD $						US $[5]	
	September 30, 2025						September 30, 2025	
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank[1]	$ -	$ 29,112	$ -	$ -	$ -	$ 29,112	$ -	$ -
Derivative reclassification[2]	-	-	-	-	3,308	3,308	-	-
Other	184,344	84,860	124,710	10,999	21,634	426,547	132,487	89,629
Total	184,344	113,972	124,710	10,999	24,942	458,967	132,487	89,629
Segregated funds net assets								
Institutional	-	-	-	3,106	-	3,106	-	-
Other[3]	31,646	38,654	78,304	311,195	(51)	459,748	22,747	56,277
Total	31,646	38,654	78,304	314,301	(51)	462,854	22,747	56,277
AUM per financial statements	215,990	152,626	203,014	325,300	24,891	921,821	155,234	145,906
Mutual funds	-	-	-	350,545	-	350,545	-	-
Institutional asset management[4]	-	-	-	159,321	-	159,321	-	-
Other funds	-	-	-	21,518	-	21,518	-	-
Total AUM	215,990	152,626	203,014	856,684	24,891	1,453,205	155,234	145,906
Assets under administration	-	-	-	241,359	-	241,359	-	-
Total AUMA	$ 215,990	$ 152,626	$ 203,014	$ 1,098,043	$ 24,891	$ 1,694,564	$ 155,234	$ 145,906
Total AUMA, US $[5]						$ 1,217,884		
Total AUMA	$ 215,990	$ 152,626	$ 203,014	$ 1,098,043	$ 24,891	$ 1,694,564		
CER adjustment[6]	(3,570)	-	(3,008)	(12,907)	-	(19,485)		
Total AUMA, CER basis	$ 212,420	$ 152,626	$ 200,006	$ 1,085,136	$ 24,891	$ 1,675,079		

Global WAM Managed AUMA

Global WAM AUMA	$ 1,098,043
AUM managed by Global WAM for Manulife's other segments	233,702
Total	$ 1,331,745

Note: For footnotes (1) to (6), refer to the "AUM and AUMA reconciliation" table as at December 31, 2025 above.

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	CAD $ June 30, 2025 Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	US $[5] June 30, 2025 Asia	U.S.
Total invested assets								
Manulife Bank[1]	$ -	$ 28,138	$ -	$ -	$ -	$ 28,138	$ -	$ -
Derivative reclassification[2]	-	-	-	-	4,531	4,531	-	-
Other	173,265	83,059	119,981	10,352	19,140	405,797	126,978	87,930
Total	173,265	111,197	119,981	10,352	23,671	438,466	126,978	87,930
Segregated funds net assets								
Institutional	-	-	-	3,045	-	3,045	-	-
Other[3]	29,239	37,567	74,322	292,416	(31)	433,513	21,433	54,468
Total	29,239	37,567	74,322	295,461	(31)	436,558	21,433	54,468
AUM per financial statements	202,504	148,764	194,303	305,813	23,640	875,024	148,411	142,398
Mutual funds	-	-	-	331,290	-	331,290	-	-
Institutional asset management[4]	-	-	-	156,878	-	156,878	-	-
Other funds	-	-	-	19,697	-	19,697	-	-
Total AUM	202,504	148,764	194,303	813,678	23,640	1,382,889	148,411	142,398
Assets under administration	-	-	-	225,360	-	225,360	-	-
Total AUMA	$ 202,504	$ 148,764	$ 194,303	$ 1,039,038	$ 23,640	$ 1,608,249	$ 148,411	$ 142,398
Total AUMA, US $[5]						$ 1,178,636		
Total AUMA	$ 202,504	$ 148,764	$ 194,303	$ 1,039,038	$ 23,640	$ 1,608,249		
CER adjustment[6]	(172)	-	902	2,266	-	2,996		
Total AUMA, CER basis	$ 202,332	$ 148,764	$ 195,205	$ 1,041,304	$ 23,640	$ 1,611,245		

Global WAM Managed AUMA

Global WAM AUMA	$ 1,039,038
AUM managed by Global WAM for Manulife's other segments	222,676
Total	$ 1,261,714

Note: For footnotes (1) to (6), refer to the "AUM and AUMA reconciliation" table as at December 31, 2025 above.

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| As at | CAD $ | | | | | | US $[5] | |
| | March 31, 2025 | | | | | | March 31, 2025 | |
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank[1]	$ -	$ 27,135	$ -	$ -	$ -	$ 27,135	$ -	$ -
Derivative reclassification[2]	-	-	-	-	4,541	4,541	-	-
Other	171,732	84,180	125,793	9,983	22,373	414,061	119,318	87,401
Total	171,732	111,315	125,793	9,983	26,914	445,737	119,318	87,401
Segregated funds net assets								
Institutional	-	-	-	3,199	-	3,199	-	-
Other[3]	28,560	37,373	75,103	284,407	(32)	425,411	19,839	52,182
Total	28,560	37,373	75,103	287,606	(32)	428,610	19,839	52,182
AUM per financial statements	200,292	148,688	200,896	297,589	26,882	874,347	139,157	139,583
Mutual funds	-	-	-	334,612	-	334,612	-	-
Institutional asset management[4]	-	-	-	156,560	-	156,560	-	-
Other funds	-	-	-	19,057	-	19,057	-	-
Total AUM	200,292	148,688	200,896	807,818	26,882	1,384,576	139,157	139,583
Assets under administration	-	-	-	218,501	-	218,501	-	-
Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$ 26,882	$1,603,077	$139,157	$139,583
Total AUMA, US $[5]						$1,113,827		
Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$ 26,882	$1,603,077		
CER adjustment[6]	(7,547)	-	(9,496)	(36,044)	-	(53,087)		
Total AUMA, CER basis	$192,745	$148,688	$191,400	$ 990,275	$ 26,882	$1,549,990		

Global WAM Managed AUMA

Global WAM AUMA	$1,026,319
AUM managed by Global WAM for Manulife's other segments	225,108
Total	$1,251,427

Note: For footnotes (1) to (6), refer to the "AUM and AUMA reconciliation" table as at December 31, 2025 above.

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | CAD $ | | | | | | US $[5] | |
| | December 31, 2024 | | | | | | December 31, 2024 | |
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank[1]	$ -	$ 26,718	$ -	$ -	$ -	$ 26,718	$ -	$ -
Derivative reclassification[2]	-	-	-	-	5,600	5,600	-	-
Other	166,590	80,423	136,833	9,743	16,590	410,179	115,843	95,142
Total	166,590	107,141	136,833	9,743	22,190	442,497	115,843	95,142
Segregated funds net assets								
Institutional	-	-	-	3,393	-	3,393	-	-
Other[3]	28,622	38,099	77,440	288,467	(33)	432,595	19,904	53,845
Total	28,622	38,099	77,440	291,860	(33)	435,988	19,904	53,845
AUM per financial statements	195,212	145,240	214,273	301,603	22,157	878,485	135,747	148,987
Mutual funds	-	-	-	333,598	-	333,598	-	-
Institutional asset management[4]	-	-	-	154,096	-	154,096	-	-
Other funds	-	-	-	19,174	-	19,174	-	-
Total AUM	195,212	145,240	214,273	808,471	22,157	1,385,353	135,747	148,987
Assets under administration	-	-	-	222,614	-	222,614	-	-
Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$ 22,157	$1,607,967	$135,747	$148,987
Total AUMA, US $[5]						$1,118,042		
Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$ 22,157	$1,607,967		
CER adjustment[6]	(5,809)	-	(9,974)	(34,744)	-	(50,527)		
Total AUMA, CER basis	$189,403	$145,240	$204,299	$ 996,341	$ 22,157	$1,557,440		

Global WAM Managed AUMA

Global WAM AUMA	$1,031,085
AUM managed by Global WAM for Manulife's other segments	226,752
Total	$1,257,837

Note: For footnotes (1) to (6), refer to the "AUM and AUMA reconciliation" table as at December 31, 2025 above.

Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2025	Sept 30, 2025	June 30, 2025	Mar 31, 2025	Dec 31, 2024
Global WAM AUMA by business line					
Retirement	$ 572,613	$ 575,220	$ 536,639	$ 522,751	$ 521,979
Retail	350,180	356,419	338,616	339,653	348,938
Institutional asset management	183,797	166,404	163,783	163,915	160,168
Total	**$1,106,590**	$1,098,043	$1,039,038	$1,026,319	$1,031,085
Global WAM AUMA by business line, CER basis[1]					
Retirement	$ 572,613	$ 568,533	$ 538,621	$ 503,175	$ 502,657
Retail	350,180	352,529	339,109	328,858	338,246
Institutional asset management	183,797	164,074	163,574	158,242	155,438
Total	**$1,106,590**	$1,085,136	$1,041,304	$ 990,275	$ 996,341
Global WAM AUMA by geographic source					
Asia	$ 156,030	$ 153,921	$ 143,573	$ 144,660	$ 141,098
Canada	273,978	275,486	266,913	259,446	260,651
U.S.	676,582	668,636	628,552	622,213	629,336
Total	**$1,106,590**	$1,098,043	$1,039,038	$1,026,319	$1,031,085
Global WAM AUMA by geographic source, CER basis[1]					
Asia	$ 156,030	$ 150,560	$ 142,575	$ 137,824	$ 135,823
Canada	273,978	275,486	266,913	259,446	260,651
U.S.	676,582	659,090	631,816	593,005	599,867
Total	**$1,106,590**	$1,085,136	$1,041,304	$ 990,275	$ 996,341
Global WAM Managed AUMA by business line					
Retirement	$ 572,613	$ 575,220	$ 536,639	$ 522,751	$ 521,979
Retail	432,834	440,149	419,133	419,844	431,047
Institutional asset management	335,513	316,376	305,942	308,832	304,811
Total	**$1,340,960**	$1,331,745	$1,261,714	$1,251,427	$1,257,837
Global WAM Managed AUMA by business line, CER basis[1]					
Retirement	$ 572,613	$ 568,533	$ 538,621	$ 503,175	$ 502,657
Retail	432,834	429,822	414,068	400,754	417,933
Institutional asset management	335,513	312,164	306,296	297,308	294,316
Total	**$1,340,960**	$1,310,519	$1,258,985	$1,201,237	$1,214,906
Global WAM Managed AUMA by geographic source					
Asia	$ 248,228	$ 242,968	$ 227,797	$ 228,948	$ 225,325
Canada	327,177	328,891	317,864	311,252	312,816
U.S.	765,555	759,886	716,053	711,227	719,696
Total	**$1,340,960**	$1,331,745	$1,261,714	$1,251,427	$1,257,837
Global WAM Managed AUMA by geographic source, CER basis[1]					
Asia	$ 248,228	$ 238,193	$ 226,941	$ 218,091	$ 216,102
Canada	327,177	328,891	317,864	311,252	312,816
U.S.	765,555	743,435	714,180	671,894	685,988
Total	**$1,340,960**	$1,310,519	$1,258,985	$1,201,237	$1,214,906

[1] AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 4Q25.

Average assets under management and administration ("average AUMA") is the average of Global WAM's AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM **average managed AUMA and average AUA** are the average of Global WAM's managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA. **Manulife Bank net lending assets** is a financial measure equal to the sum of Manulife Bank's loans and mortgages, net of allowances. **Manulife Bank average net lending assets** is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank's portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	Dec 31, 2025	Sept 30, 2025	June 30, 2025	Mar 31, 2025	Dec 31, 2024
Mortgages	**$ 57,119**	$ 56,747	$ 55,479	$ 55,105	$ 54,447
Less: mortgages not held by Manulife Bank	**29,958**	30,185	29,847	30,352	30,039
Total mortgages held by Manulife Bank	**27,161**	26,562	25,632	24,753	24,408
Loans to Bank clients	**2,735**	2,550	2,506	2,382	2,310
Manulife Bank net lending assets	**$ 29,896**	$ 29,112	$ 28,138	$ 27,135	$ 26,718
Manulife Bank average net lending assets					
Beginning of period	**$ 29,112**	$ 28,138	$ 27,135	$ 26,718	$ 26,371
End of period	**29,896**	29,112	28,138	27,135	26,718
Manulife Bank average net lending assets by quarter	**$ 29,504**	$ 28,625	$ 27,637	$ 26,927	$ 26,545
Manulife Bank average net lending assets – full year	**$ 28,307**				$ 26,020

Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments, divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.

Adjusted book value is the sum of common shareholders' equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses' value. **Adjusted book value per common share** is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	Dec 31, 2025	Sept 30, 2025	June 30, 2025	Mar 31, 2025	Dec 31, 2024
Common shareholders' equity	**$ 43,461**	$ 44,056	$ 42,420	$ 44,475	$ 44,312
Post-tax CSM, net of NCI(1)	**20,733**	20,537	18,527	18,524	18,353
Adjusted book value	**$ 64,194**	$ 64,593	$ 60,947	$ 62,999	$ 62,665

(1) 2024 quarterly post-tax CSM, net of NCI has been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section for more information.

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	Dec 31, 2025	Sept 30, 2025	June 30, 2025	Mar 31, 2025	Dec 31, 2024
Total equity	**$ 52,488**	$ 52,991	$ 51,253	$ 53,164	$ 52,960
Less: AOCI gain/(loss) on cash flow hedges	**87**	58	68	89	119
Total equity excluding AOCI on cash flow hedges	**52,401**	52,933	51,185	53,075	52,841
Post-tax CSM(1)	**22,165**	21,936	19,782	19,784	19,497
Qualifying capital instruments	**6,990**	7,011	6,985	7,542	7,532
Consolidated capital	**$ 81,556**	$ 81,880	$ 77,952	$ 80,401	$ 79,870

(1) 2024 quarterly post-tax CSM has been updated to align with the presentation of GMT in 2025. See the "Global Minimum Taxes" section for more information.

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Global WAM core earnings (post-tax)	$ 490	$ 525	$ 463	$ 454	$ 459	**$1,932**	$ 1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions							
Core income tax (expenses) recoveries (see above)	**93**	82	89	86	83	**350**	234
Amortization of deferred acquisition costs and other depreciation	**61**	44	51	46	49	**202**	188
Amortization of deferred sales commissions	**24**	21	20	22	20	**87**	78
Core EBITDA	$ 668	$ 672	$ 623	$ 608	$ 611	**$2,571**	$ 2,173
CER adjustment[1]	-	6	3	(13)	(2)	**(4)**	24
Core EBITDA, CER basis	$ 668	$ 678	$ 626	$ 595	$ 609	**$2,567**	$ 2,197
Core EBITDA by business line							
Retirement	$ 373	$ 387	$ 358	$ 351	$ 330	**$1,469**	$ 1,199
Retail	**210**	204	191	190	214	**795**	773
Institutional asset management	**85**	81	74	67	67	**307**	201
Total	$ 668	$ 672	$ 623	$ 608	$ 611	**$2,571**	$ 2,173
Core EBITDA by geographic source							
Asia	$ 153	$ 185	$ 170	$ 186	$ 167	**$ 694**	$ 607
Canada	**174**	180	161	164	160	**679**	589
U.S.	**341**	307	292	258	284	**1,198**	977
Total	$ 668	$ 672	$ 623	$ 608	$ 611	**$2,571**	$ 2,173
Core EBITDA by business line, CER basis[2]							
Retirement	$ 373	$ 391	$ 360	$ 343	$ 330	**$1,467**	$ 1,213
Retail	**210**	205	192	187	213	**794**	780
Institutional asset management	**85**	82	74	65	66	**306**	204
Total, CER basis	$ 668	$ 678	$ 626	$ 595	$ 609	**$2,567**	$ 2,197
Core EBITDA by geographic source, CER basis[2]							
Asia	$ 153	$ 187	$ 171	$ 180	$ 166	**$ 691**	$ 615
Canada	**174**	180	161	164	160	**679**	589
U.S.	**341**	311	294	251	283	**1,197**	993
Total, CER basis	$ 668	$ 678	$ 626	$ 595	$ 609	**$2,567**	$ 2,197

[1] The impact of updating foreign exchange rates to that which was used in 4Q25.
[2] Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q25.

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. **Core revenue** is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

($ millions, unless otherwise stated)	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
	Quarterly Results					**Full Year Results**	
Core EBITDA margin							
Core EBITDA	$ 668	$ 672	$ 623	$ 608	$ 611	$ 2,571	$ 2,173
Core revenue	$ 2,285	$ 2,175	$ 2,069	$ 2,140	$ 2,140	$ 8,669	$ 8,016
Core EBITDA margin	29.2%	30.9%	30.1%	28.4%	28.6%	29.7%	27.1%
Global WAM core revenue							
Other revenue per financial statements	$ 2,147	$ 2,145	$ 1,851	$ 1,986	$ 2,003	$ 8,129	$ 7,588
Less: Other revenue in segments other than Global WAM	28	121	(53)	11	(2)	107	149
Other revenue in Global WAM (fee income)	$ 2,119	$ 2,024	$ 1,904	$ 1,975	$ 2,005	$ 8,022	$ 7,439
Investment income per financial statements	$ 5,358	$ 4,682	$ 4,740	$ 4,234	$ 5,250	$ 19,014	$ 18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	1,106	3,784	2,377	(992)	(622)	6,275	2,210
Total investment income	6,464	8,466	7,117	3,242	4,628	25,289	20,459
Less: Investment income in segments other than Global WAM	6,300	8,275	6,924	3,089	4,550	24,588	19,877
Investment income in Global WAM	$ 164	$ 191	$ 193	$ 153	$ 78	$ 701	$ 582
Total other revenue and investment income in Global WAM	$ 2,283	$ 2,215	$ 2,097	$ 2,128	$ 2,083	$ 8,723	$ 8,021
Less: Total revenue reported in items excluded from core earnings							
Market experience gains (losses)	(1)	24	20	(14)	(28)	29	4
Revenue related to integration and acquisitions	(1)	16	8	2	(29)	25	1
Global WAM core revenue	$ 2,285	$ 2,175	$ 2,069	$ 2,140	$ 2,140	$ 8,669	$ 8,016

Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as legal provisions for settlements, restructuring charges, amortization of acquisition-related intangible assets and expenses related to integration and acquisitions, that have been excluded from core earnings. Consistent with our definition of core earnings, amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements, is now excluded from core expenses commencing in 3Q25. For more information, please see above for details of our definition of core earnings.

Total expenses include the following amounts from our financial statements:

1. General expenses that flow directly through income;
2. Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3. Directly attributable acquisition expenses for contracts measured using the PAA method and for other products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Core expenses							
General expenses - Statements of Income	**$ 1,327**	$ 1,232	$ 1,140	$ 1,202	$ 1,328	**$ 4,901**	$ 4,859
Directly attributable acquisition expense for contracts measured using the PAA method and for other products without a CSM[1]	**48**	42	40	42	43	**172**	156
Directly attributable maintenance expense[1]	**542**	524	514	532	517	**2,112**	2,074
Total expenses	**1,917**	1,798	1,694	1,776	1,888	**7,185**	7,089
Less: General expenses included in items excluded from core earnings							
Restructuring charge	**16**	-	-	-	67	**16**	92
Amortization of acquisition-related intangible assets	**16**	8	-	-	-	**24**	-
Integration and acquisition	**7**	22	-	-	-	**29**	57
Legal provisions and Other expenses	**5**	10	5	-	24	**20**	41
Total	**44**	40	5	-	91	**89**	190
Core expenses	**$ 1,873**	$ 1,758	$ 1,689	$ 1,776	$ 1,797	**$ 7,096**	$ 6,899
CER adjustment[2]	**-**	10	2	(24)	-	**(12)**	75
Core expenses, CER basis	**$ 1,873**	$ 1,768	$ 1,691	$ 1,752	$ 1,797	**$ 7,084**	$ 6,974
Total expenses	**$ 1,917**	$ 1,798	$ 1,694	$ 1,776	$ 1,888	**$ 7,185**	$ 7,089
CER adjustment[2]	**-**	10	3	(25)	(1)	**(12)**	77
Total expenses, CER basis	**$ 1,917**	$ 1,808	$ 1,697	$ 1,751	$ 1,887	**$ 7,173**	$ 7,166

[1] Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
[2] The impact of updating foreign exchange rates to that which was used in 4Q25.

Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes ("pre-tax core earnings") and core expenses.

Net annualized fee income yield on average AUMA ("Net fee income yield") is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM's adjusted return generated from managing AUMA.

Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

($ millions, unless otherwise stated)	Quarterly Results					Full Year Results	
	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Income before income taxes	**$ 1,905**	$ 2,229	$ 2,261	$ 699	$ 2,113	**$ 7,094**	$ 7,090
Less: Income before income taxes for segments other than Global WAM	**1,363**	1,623	1,686	171	1,694	**4,843**	5,343
Global WAM income before income taxes	**542**	606	575	528	419	**2,251**	1,747
Items unrelated to net fee income	**834**	715	667	739	882	**2,955**	2,995
Global WAM net fee income	**1,376**	1,321	1,242	1,267	1,301	**5,206**	4,742
Less: Net fee income from other segments	**196**	176	171	170	181	**713**	674
Global WAM net fee income excluding net fee income from other segments	**1,180**	1,145	1,071	1,097	1,120	**4,493**	4,068
Net annualized fee income	**$ 4,682**	$ 4,543	$ 4,297	$ 4,451	$ 4,455	**$ 4,492**	$ 4,068
Average Assets under Management and Administration	**$1,115,108**	$1,065,832	$1,005,290	$1,041,116	$1,015,454	**$1,070,839**	$ 946,087
Net fee income yield (bps)	**42.0**	42.6	42.7	42.7	43.9	**41.9**	43.0

New business value ("NBV") is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, Global WAM, Manulife Bank, and the P&C Reinsurance business. NBV is a useful metric to evaluate the value created by the Company's new business franchise.

New business value margin ("NBV margin") is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/ retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries, prior to payment of financing costs, dividends, and other capital deployments. It is a key metric used by management to evaluate our financial flexibility.

14. Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2025, the Company's contractual obligations and commitments were as follows:

Payments due by period ($ millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Long-term debt[1]	$ 11,541	$ 2,016	$ 1,391	$ 420	$ 7,714
Liabilities for capital instruments[1]	9,430	295	616	568	7,951
Investment commitments	16,879	4,952	5,322	4,447	2,158
Lease liabilities	334	101	138	49	46
Insurance contract liabilities[2]	1,439,208	3,783	12,296	26,264	1,396,865
Reinsurance contract held liabilities[2]	(8,944)	254	995	815	(11,008)
Investment contract liabilities[3]	347,497	340,567	2,372	1,183	3,375
Deposits from Bank clients	24,707	17,462	4,441	2,804	-
Other	7,703	2,885	2,926	1,829	63
Total contractual obligations	$ 1,848,355	$ 372,315	$ 30,497	$ 38,379	$ 1,407,164

[1] The contractual payments include principal and interest, and reflect the amounts payable up to and including the final contractual maturity date. The contractual payments reflect the amounts payable from January 1, 2026 up to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2025 and is assumed to remain constant to the final contractual maturity date. For the 4.061% MFC Subordinated notes, the reset rate is equal to the Secured Overnight Financing Rate ("SOFR") Swap Rate as at December 31, 2025, plus a spread adjustment of 0.26161%, plus 1.647%. For the 2.818% MFC Subordinated notes, the reset rate is equal to the Canadian Overnight Repo Rate Average ("CORRA") as at December 31, 2025, plus a spread adjustment of 0.32138%, plus 1.82%. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary significantly from the amounts and timing included in the table.

[2] Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amounts from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract held liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

[3] Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 18 of the 2025 Annual Consolidated Financial Statements.

Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended ($ millions, except per share amounts or otherwise stated)	Dec 31, 2025	Sept 30, 2025	June 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024
Revenue								
Insurance revenue	$ 7,414	$ 7,422	$ 6,990	$ 7,062	$ 6,834	$ 6,746	$ 6,515	$ 6,497
Net investment result	6,008	8,197	6,796	2,946	4,194	5,912	4,512	4,493
Other revenue	2,147	2,145	1,851	1,986	2,003	1,928	1,849	1,808
Total revenue	**$ 15,569**	**$ 17,764**	**$ 15,637**	**$ 11,994**	**$ 13,031**	**$ 14,586**	**$ 12,876**	**$ 12,798**
Income (loss) before income taxes	$ 1,905	$ 2,229	$ 2,261	$ 699	$ 2,113	$ 2,341	$ 1,384	$ 1,252
Income tax (expense) recovery	(310)	(310)	(338)	(76)	(406)	(274)	(252)	(280)
Net income (loss)	**$ 1,595**	**$ 1,919**	**$ 1,923**	**$ 623**	**$ 1,707**	**$ 2,067**	**$ 1,132**	**$ 972**
Net income (loss) attributed to shareholders	**$ 1,499**	**$ 1,799**	**$ 1,789**	**$ 485**	**$ 1,638**	**$ 1,839**	**$ 1,042**	**$ 866**
Basic earnings (loss) per common share	**$ 0.83**	**$ 1.03**	**$ 0.99**	**$ 0.25**	**$ 0.88**	**$ 1.01**	**$ 0.53**	**$ 0.45**
Diluted earnings (loss) per common share	**$ 0.83**	**$ 1.02**	**$ 0.98**	**$ 0.25**	**$ 0.88**	**$ 1.00**	**$ 0.52**	**$ 0.45**
Segregated funds deposits	**$ 13,811**	**$ 12,860**	**$ 12,408**	**$ 14,409**	**$ 11,927**	**$ 11,545**	**$ 11,324**	**$ 12,206**
Total assets (in billions)	**$ 1,025**	**$ 1,027**	**$ 977**	**$ 981**	**$ 979**	**$ 953**	**$ 915**	**$ 907**
Weighted average common shares (in millions)	**1,683**	**1,697**	**1,710**	**1,723**	**1,746**	**1,774**	**1,793**	**1,805**
Diluted weighted average common shares (in millions)	**1,688**	**1,701**	**1,715**	**1,729**	**1,752**	**1,780**	**1,799**	**1,810**
Dividends per common share	**$ 0.440**	**$ 0.440**	**$ 0.440**	**$ 0.440**	**$ 0.400**	**$ 0.400**	**$ 0.400**	**$ 0.400**
CDN$ to US$1 - Statement of Financial Position	**1.3707**	**1.3914**	**1.3645**	**1.4393**	**1.4382**	**1.3510**	**1.3684**	**1.3533**
CDN$ to US$1 - Statement of Income	**1.3939**	**1.3773**	**1.3837**	**1.4349**	**1.3987**	**1.3639**	**1.3682**	**1.3485**

Selected Annual Financial Information

The following table provides selected annual financial information related to our three most recently completed years.

As at and for the years ended December 31,

($ millions, except per share amounts)	2025	2024	2023
Revenue			
Asia	$ 18,148	$ 13,641	$ 11,996
Canada	15,657	14,624	13,793
U.S.	18,317	16,279	15,322
Global Wealth and Asset Management	7,395	6,698	5,896
Corporate and Other	1,447	2,049	1,732
Total revenue	$ 60,964	$ 53,291	$ 48,739
Total assets	$1,025,433	$ 978,818	$ 875,574
Long-term financial liabilities			
Long-term debt	$ 7,685	$ 6,629	$ 6,071
Capital instruments	6,990	7,532	6,667
Total financial liabilities	$ 14,675	$ 14,161	$ 12,738
Dividend per common share	$ 1.76	$ 1.60	$ 1.46
Cash dividend per Class A Share, Series 2	1.1625	1.1625	1.1625
Cash dividend per Class A Share, Series 3	1.125	1.125	1.125
Cash dividend per Class 1 Share, Series 3	0.5870	0.5870	0.5870
Cash dividend per Class 1 Share, Series 4	1.0010	1.5578	1.4946
Cash dividend per Class 1 Share, Series 9	1.4945	1.4945	1.4945
Cash dividend per Class 1 Share, Series 11	1.5398	1.5398	1.4505
Cash dividend per Class 1 Share, Series 13	1.5875	1.5875	1.2245
Cash dividend per Class 1 Share, Series 15	1.4438	1.1951	0.9465
Cash dividend per Class 1 Share, Series 17	1.386	0.950	0.950
Cash dividend per Class 1 Share, Series 19	1.2923	0.9188	0.9188
Cash dividend per Class 1 Share, Series 25	1.4855	1.4855	1.3303

Revenue

Total revenue in 4Q25 was $15.6 billion compared with $13.0 billion in 4Q24. The increase in total revenue of $2.6 billion was due to higher net investment income, insurance revenue and other revenue.

By segment, the increase in total revenue in 4Q25 compared to 4Q24 reflected higher net investment income primarily in Asia, the U.S., Global WAM and Canada, partially offset by lower investment income in Corporate and Other, higher insurance revenue in Asia, Canada and the U.S., and higher other revenue in Global WAM and Corporate and Other.

On a full year basis, total revenue in 2025 was $61.0 billion compared with $53.3 billion in 2024. The increase in total revenue of $7.7 billion was due to higher net investment income, insurance revenue and other revenue.

By segment, the increase in total revenue in 2025 compared with 2024 reflected higher net investment income primarily in Asia, the U.S., Canada and Global WAM, partially offset lower investment income in Corporate and Other, higher insurance revenue in Asia, the U.S and Canada, and higher other revenue in Global WAM, partially offset by lower other revenue in Asia.

Revenue

($ millions)	Quarterly Results		Full Year Results	
	4Q25	4Q24	2025	2024
Insurance revenue	$ 7,414	$ 6,834	$ 28,888	$ 26,592
Net investment income	6,008	4,194	23,947	19,111
Other revenue	2,147	2,003	8,129	7,588
Total revenue	**$ 15,569**	**$ 13,031**	**$ 60,964**	**$ 53,291**
Asia	$ 4,385	$ 2,927	$ 18,148	$ 13,641
Canada	3,919	3,682	15,657	14,624
U.S.	4,918	4,055	18,317	16,279
Global Wealth and Asset Management	1,935	1,738	7,395	6,698
Corporate and Other	412	629	1,447	2,049
Total revenue	**$ 15,569**	**$ 13,031**	**$ 60,964**	**$ 53,291**

Outstanding Common Shares

As at January 31, 2026, MFC had 1,676,743,043 common shares outstanding.

Additional Information Available

Additional information relating to Manulife, including MFC's Annual Information Form, is available on the Company's website at www.manulife.com and on the SEDAR+ website at www.sedarplus.ca.

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company's financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company's internal audit department.

The actuary appointed by the Board of Directors (the "Appointed Actuary") is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company's future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the peer reviewers, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors for approval the appointment of external auditors and their fees.

The consolidated financial statements have been audited by the Company's external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.

Phil Witherington
President and Chief Executive Officer

Colin Simpson
Chief Financial Officer

Toronto, Canada
February 11, 2026

Appointed Actuary's Report to the Policyholders and Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at December 31, 2025 and 2024 and their change in the Consolidated Statements of Income for the years then ended in accordance with International Financial Reporting Standards.

In my opinion, the amount of policy liabilities is appropriate for this purpose. The valuation conforms to accepted actuarial practice in Canada and the Consolidated Financial Statements fairly present the results of the valuation.

Stephanie Fadous
Appointed Actuary

Toronto, Canada
February 11, 2026

Independent Auditor's Report

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion

We have audited the consolidated financial statements of Manulife Financial Corporation (the Company), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming the auditor's opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

	Valuation of Insurance Contract Liabilities
Key Audit Matter	The Company recorded insurance contract liabilities of $541 billion at December 31, 2025 on its consolidated statement of financial position, of which $398 billion as disclosed in Note 6 'Insurance and Reinsurance Contract Assets and Liabilities' has been measured under the variable fee approach (VFA) and the general measurement model (GMM). At initial recognition, the Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, which comprise of estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk; and (b) a contractual service margin (CSM), which represents the estimate of unearned profit the Company will recognize as it provides service under the insurance contracts or the loss component when the contracts are onerous. When projecting future cash flows for these insurance contract liabilities, the Company primarily uses deterministic projections using best estimate assumptions. Key assumptions are subjective and complex and include mortality, morbidity, investment returns, policy termination rates, premium persistency, directly attributable expenses, taxes, and policyholder dividends. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 6 'Insurance and Reinsurance Contract Assets and Liabilities' of the consolidated financial statements. Auditing the valuation of these insurance contract liabilities was complex and required the application of significant auditor judgment due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How Our Audit Addressed the Key Audit Matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management. To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with IFRS. We performed audit procedures over key assumptions, including testing the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also tested the methodology and calculation of the insurance contract liabilities through both review of the calculation logic within the models, and through calculating an independent recalculation of the fulfillment cashflows for a sample of insurance contracts and comparing the results to those determined by the Company and to industry and other external sources for benchmarking. Additionally, we have performed an independent calculation of the CSM for a sample of groups of insurance contracts and compared the amounts to the Company's results. We also assessed the adequacy of the disclosures related to the valuation of insurance contract liabilities.
	Valuation of Invested Assets with Significant Non-Observable Market Inputs
Key Audit Matter	The Company recorded invested assets of $95.3 billion, as disclosed in Note 3 'Invested Assets and Investment Income' at December 31, 2025 within its consolidated statement of financial position which are both (a) measured at fair value and (b) classified as Level 3 within the Company's hierarchy of fair value measurements. The Level 3 invested assets include private placements, commercial mortgages, real estate, timber and agriculture, and private equities valued using internal models. There is increased measurement uncertainty in determining the fair value of these invested assets due to volatility in the current economic environment. Fair values are based on internal models or third-party appraisals that incorporate assumptions with a high-level of subjectivity including discount rates, credit ratings and related spreads, expected future cash flows, and transaction prices of comparable assets. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 3 'Invested Assets and Investment Income' of the consolidated financial statements. Auditing the valuation of these invested assets was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation is sensitive to the significant non-observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How Our Audit Addressed the Key Audit Matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation processes. The controls we tested related to, among other areas, completeness and accuracy of data used and management's determination and approval of assumptions and methodologies used in model-based valuations. The controls we tested also included controls over relevant information technology. To test the valuation, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant inputs and assumptions used by management. These procedures included assessing the valuation methodologies used with respect to the Company's policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks including comparable transactions where applicable. We also performed independent investment valuations on a sample basis to evaluate management's recorded values. In addition, we assessed the adequacy of the disclosures related to the valuation of invested assets.

	IFRS 9 Hedge Accounting
Key Audit Matter	The Company has designated hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income and financial risk of insurance contract liabilities and financial assets in other comprehensive income. Specifically, the Company has established relationships to hedge the fair value changes of certain of the Company's insurance contract liabilities and debt instruments attributable to interest rate risk. The Company has also established relationships to hedge the risk of fair value changes of certain foreign currency denominated insurance contract liabilities and debt instruments attributable to foreign currency and interest rate risk. Related to the application of these hedges, the Company recognized changes in value of hedged assets of $338 million, and changes in value of hedged liabilities of $1,180 million, for the year ended December 31, 2025. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 4 'Derivative and Hedging Instruments' of the consolidated financial statements. Auditing the application of hedge accounting was complex and required the application of significant auditor judgement related to the assessment of the ongoing economic relationship between the risk component of the hedged item and hedging instrument, the assessment that the hedge ratio between the hedging instrument and the hedged item was consistent with the risk objectives, and the determination of the resulting accumulated fair value adjustments. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How Our Audit Addressed the Key Audit Matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the application and execution of those strategies, including the implementation of new strategies where applicable, and the measurements of the accumulated fair value adjustments. The controls we tested included, among others, controls over the review of the completeness, accuracy, and eligibility of the hedged items and hedging instruments included in the hedging relationships, determination of the hedge ratio between the hedging instrument and the hedged item with reference to the risk objectives, and the determination of the resulting accumulated fair value adjustments. The controls we tested also included controls over relevant information technology. To assess the Company's application of these hedge accounting strategies under IFRS 9, our audit procedures included, among other procedures, involving our hedge accounting and derivative specialists to support our independent testing of the application of the hedge ratio by the Company and the valuation of a sample of the accumulated fair value adjustments. Other procedures performed include testing over the completeness and accuracy of the hedged items and hedging instruments designated in these relationships and the determination of the resulting accumulated fair value adjustments. In addition, we assessed the adequacy of the disclosures related to hedge accounting.

Other Information

Management is responsible for the other information. The other information comprises:

- Management's Discussion and Analysis; and
- The information, other than the consolidated financial statements and our auditor's report thereon, in the 2025 Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

The 2025 Annual Report is expected to be made available to us after the date of the auditor's report. If, based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

*   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

*   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

*   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

*   Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

*   Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

*   Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the (consolidated) financial statements. We are responsible for the direction, supervision and review of the work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The partner in charge of the audit resulting in this independent auditor's report is Michael Cox.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Manulife Financial Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, its consolidated financial performance and its consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 11, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

	Valuation of Insurance Contract Liabilities
Description of the matter	The Company recorded insurance contract liabilities of $541 billion at December 31, 2025 on its consolidated statement of financial position, of which $398 billion as disclosed in Note 6 'Insurance and Reinsurance Contract Assets and Liabilities' has been measured under the variable fee approach (VFA) and the general measurement model (GMM). At initial recognition, the Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, which comprise of estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk; and (b) a contractual service margin (CSM), which represents the estimate of unearned profit the Company will recognize as it provides service under the insurance contracts or the loss component when the contracts are onerous. When projecting future cash flows for these insurance contract liabilities, the Company primarily uses deterministic projections using best estimate assumptions. Key assumptions are subjective and complex and include mortality, morbidity, investment returns, policy termination rates, premium persistency, directly attributable expenses, taxes, and policyholder dividends. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 6 'Insurance and Reinsurance Contract Assets and Liabilities' of the consolidated financial statements. Auditing the valuation of these insurance contract liabilities was complex and required the application of significant auditor judgment due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management. To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with IFRS. We performed audit procedures over key assumptions, including testing the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also tested the methodology and calculation of the insurance contract liabilities through both review of the calculation logic within the models, and through calculating an independent recalculation of the fulfillment cashflows for a sample of insurance contracts and comparing the results to those determined by the Company and to industry and other external sources for benchmarking. Additionally, we have performed an independent calculation of the CSM for a sample of groups of insurance contracts and compared the amounts to the Company's results. We also assessed the adequacy of the disclosures related to the valuation of insurance contract liabilities.
	Valuation of Invested Assets with Significant Non-Observable Market Inputs
Description of the matter	The Company recorded invested assets of $95.3 billion, as disclosed in Note 3 'Invested Assets and Investment Income' at December 31, 2025 within its consolidated statement of financial position which are both (a) measured at fair value and (b) classified as Level 3 within the Company's hierarchy of fair value measurements. The Level 3 invested assets include private placements, commercial mortgages, real estate, timber and agriculture, and private equities valued using internal models. There is increased measurement uncertainty in determining the fair value of these invested assets due to volatility in the current economic environment. Fair values are based on internal models or third-party appraisals that incorporate assumptions with a high-level of subjectivity including discount rates, credit ratings and related spreads, expected future cash flows, and transaction prices of comparable assets. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 3 'Invested Assets and Investment Income' of the consolidated financial statements. Auditing the valuation of these invested assets was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation is sensitive to the significant non-observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation processes. The controls we tested related to, among other areas, completeness and accuracy of data used and management's determination and approval of assumptions and methodologies used in model-based valuations. The controls we tested also included controls over relevant information technology. To test the valuation, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant inputs and assumptions used by management. These procedures included assessing the valuation methodologies used with respect to the Company's policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks including comparable transactions where applicable. We also performed independent investment valuations on a sample basis to evaluate management's recorded values. In addition, we assessed the adequacy of the disclosures related to the valuation of invested assets.

	IFRS 9 Hedge Accounting
Description of the matter	The Company has designated hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income and financial risk of insurance contract liabilities and financial assets in other comprehensive income. Specifically, the Company has established relationships to hedge the fair value changes of certain of the Company's insurance contract liabilities and debt instruments attributable to interest rate risk. The Company has also established relationships to hedge the risk of fair value changes of certain foreign currency denominated insurance contract liabilities and debt instruments attributable to foreign currency and interest rate risk. Related to the application of these hedges, the Company recognized changes in value of hedged assets of $338 million, and changes in value of hedged liabilities of $1,180 million, for the year ended December 31, 2025. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 4 'Derivative and Hedging Instruments' of the consolidated financial statements. Auditing the application of hedge accounting was complex and required the application of significant auditor judgement related to the assessment of the ongoing economic relationship between the risk component of the hedged item and hedging instrument, the assessment that the hedge ratio between the hedging instrument and the hedged item was consistent with the risk objectives, and the determination of the resulting accumulated fair value adjustments. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the application and execution of those strategies, including the implementation of new strategies where applicable, and the measurements of the accumulated fair value adjustments. The controls we tested included, among others, controls over the review of the completeness, accuracy, and eligibility of the hedged items and hedging instruments included in the hedging relationships, determination of the hedge ratio between the hedging instrument and the hedged item with reference to the risk objectives, and the determination of the resulting accumulated fair value adjustments. The controls we tested also included controls over relevant information technology. To assess the Company's application of these hedge accounting strategies under IFRS 9, our audit procedures included, among other procedures, involving our hedge accounting and derivative specialists to support our independent testing of the application of the hedge ratio by the Company and the valuation of a sample of the accumulated fair value adjustments. Other procedures performed include testing over the completeness and accuracy of the hedged items and hedging instruments designated in these relationships and the determination of the resulting accumulated fair value adjustments. In addition, we assessed the adequacy of the disclosures related to hedge accounting.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as Manulife Financial Corporation's auditor since 1905.

Toronto, Canada
February 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on Internal Control over Financial Reporting

We have audited Manulife Financial Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Manulife Financial Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes and our report dated February 11, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting contained in the Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 11, 2026

Consolidated Statements of Financial Position

As at December 31,

(Canadian $ in millions)	2025	2024
Assets		
Cash and short-term securities	$ 26,703	$ 25,789
Debt securities	214,114	210,621
Public equities	40,971	33,725
Mortgages	57,119	54,447
Private placements	51,782	49,668
Loans to Bank clients	2,735	2,310
Real estate	12,682	13,263
Other invested assets	53,822	52,674
Total invested assets (note 3)	459,928	442,497
Other assets		
Accrued investment income	3,198	2,969
Derivatives (note 4)	9,628	8,667
Insurance contract assets (note 6)	194	102
Reinsurance contract held assets (note 6)	60,881	59,015
Deferred tax assets	5,741	5,884
Goodwill and intangible assets (note 5)	12,324	11,052
Miscellaneous	12,285	12,644
Total other assets	104,251	100,333
Segregated funds net assets (note 22)	461,254	435,988
Total assets	$1,025,433	$ 978,818
Liabilities and Equity		
Liabilities		
Insurance contract liabilities, excluding those for account of segregated fund holders (note 6)	$ 411,532	$ 396,401
Reinsurance contract held liabilities (note 6)	3,273	2,669
Investment contract liabilities (note 7)	14,137	13,498
Deposits from Bank clients	24,707	22,063
Derivatives (note 4)	14,351	14,252
Deferred tax liabilities	2,018	1,890
Other liabilities	26,998	24,936
Long-term debt (note 9)	7,685	6,629
Capital instruments (note 10)	6,990	7,532
Total liabilities, excluding those for account of segregated fund holders	511,691	489,870
Insurance contract liabilities for account of segregated fund holders (note 6)	129,006	126,545
Investment contract liabilities for account of segregated fund holders	332,248	309,443
Insurance and investment contract liabilities for account of segregated fund holders (note 22)	461,254	435,988
Total liabilities	972,945	925,858
Equity		
Preferred shares and other equity (note 11)	6,660	6,660
Common shares (note 11)	20,103	20,681
Contributed surplus	199	204
Shareholders and other equity holders' retained earnings	5,024	4,764
Shareholders and other equity holders' accumulated other comprehensive income (loss) ("AOCI"):		
Insurance finance income (expenses)	35,184	37,999
Reinsurance finance income (expenses)	(6,455)	(7,048)
Fair value through other comprehensive income ("OCI") investments	(16,513)	(19,733)
Translation of foreign operations	5,885	7,327
Other	34	118
Total shareholders and other equity holders' equity	50,121	50,972
Participating policyholders' equity	836	567
Non-controlling interests	1,531	1,421
Total equity	52,488	52,960
Total liabilities and equity	$1,025,433	$ 978,818

The accompanying notes are an integral part of these Consolidated Financial Statements.

Phil Witherington
President and Chief Executive Officer

Don Lindsay
Chair of the Board of Directors

Consolidated Statements of Income

For the years ended December 31,

(Canadian $ in millions except per share amounts)		2025		2024
Insurance service result				
Insurance revenue (note 6)	$	**28,888**	$	26,592
Insurance service expenses (note 6)		**(23,091)**		(21,822)
Net expenses from reinsurance contracts held (note 6)		**(1,271)**		(769)
Total insurance service result		**4,526**		4,001
Investment result				
Investment income (note 3)				
Investment income		**19,014**		18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities		**6,275**		2,210
Investment expenses		**(1,342)**		(1,348)
Net investment income (loss)		**23,947**		19,111
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 6)		**(22,681)**		(16,219)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 6)		**1,694**		1,133
Decrease (increase) in investment contract liabilities (note 6)		**(551)**		(504)
		2,409		3,521
Segregated funds investment result (note 22)				
Investment income related to segregated funds net assets		**57,909**		52,870
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders		**(57,909)**		(52,870)
Net segregated funds investment result		**-**		-
Total investment result		**2,409**		3,521
Other revenue (note 13)		**8,129**		7,588
General expenses		**(4,901)**		(4,859)
Commissions related to non-insurance contracts		**(1,539)**		(1,480)
Interest expenses		**(1,530)**		(1,681)
Net income (loss) before income taxes		**7,094**		7,090
Income tax (expenses) recoveries		**(1,034)**		(1,212)
Net income (loss)	$	**6,060**	$	5,878
Net income (loss) attributed to:				
Non-controlling interests	$	**278**	$	247
Participating policyholders		**210**		246
Shareholders and other equity holders		**5,572**		5,385
	$	**6,060**	$	5,878
Net income (loss) attributed to shareholders	$	**5,572**	$	5,385
Preferred share dividends and other equity distributions		**(321)**		(311)
Common shareholders' net income (loss)	$	**5,251**	$	5,074
Earnings per share				
Basic earnings per common share (note 11)	$	**3.08**	$	2.85
Diluted earnings per common share (note 11)		**3.07**		2.84
Dividends per common share		**1.76**		1.60

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(Canadian $ in millions)	2025		2024
Net income (loss)	$ 6,060	$	5,878
Other comprehensive income (loss), net of tax:			
Items that may be subsequently reclassified to net income:			
Foreign exchange gains (losses) on:			
Translation of foreign operations	(1,765)		3,109
Net investment hedges	323		(583)
Insurance finance income (expenses)	(2,531)		6,462
Reinsurance finance income (expenses)	599		(2,280)
Fair value through OCI investments:			
Unrealized gains (losses) arising during the year on assets supporting insurance and investment contract liabilities	1,994		(3,573)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	850		1,314
Other	(104)		158
Total items that may be subsequently reclassified to net income	(634)		4,607
Items that will not be reclassified to net income	21		66
Other comprehensive income (loss), net of tax	(613)		4,673
Total comprehensive income (loss), net of tax	$ 5,447	$	10,551
Total comprehensive income (loss) attributed to:			
Non-controlling interests	$ 134	$	4
Participating policyholders	269		310
Shareholders and other equity holders	5,044		10,237

Income Taxes included in Other Comprehensive Income

For the years ended December 31,

(Canadian $ in millions)	2025		2024
Income tax expenses (recoveries) on:			
Unrealized foreign exchange gains (losses) on translation of foreign operations	$ (2)	$	1
Unrealized foreign exchange gains (losses) on net investment hedges	38		(37)
Insurance / reinsurance finance income (expenses)	(77)		1,207
Unrealized gains (losses) on fair value through OCI investments	71		(480)
Reclassification of net realized gains (losses) on fair value through OCI investments	187		300
Other	(45)		68
Total income tax expenses (recoveries)	$ 172	$	1,059

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

For the years ended December 31,

(Canadian $ in millions)	**2025**	2024
Preferred shares and other equity		
Balance, beginning of year	**$ 6,660**	$ 6,660
Issued (note 11)	**-**	-
Redeemed (note 11)	**-**	-
Balance, end of year	**6,660**	6,660
Common shares		
Balance, beginning of year	**20,681**	21,527
Repurchased (note 11)	**(651)**	(990)
Issued on exercise of stock options and deferred share units	**73**	144
Balance, end of year	**20,103**	20,681
Contributed surplus		
Balance, beginning of year	**204**	222
Exercise of stock options and deferred share units	**(5)**	(18)
Balance, end of year	**199**	204
Shareholders and other equity holders' retained earnings		
Balance, beginning of year	**4,764**	4,819
Net income (loss) attributed to shareholders and other equity holders	**5,572**	5,385
Common shares repurchased (note 11)	**(1,780)**	(2,282)
Preferred share dividends and other equity distributions	**(321)**	(311)
Common share dividends	**(2,984)**	(2,848)
Other (note 24)	**(227)**	1
Balance, end of year	**5,024**	4,764
Shareholders and other equity holders' accumulated other comprehensive income (loss) ("AOCI")		
Balance, beginning of year	**18,663**	13,811
Change in unrealized foreign exchange gains (losses) on net foreign operations	**(1,442)**	2,526
Changes in insurance / reinsurance finance income (expenses)	**(2,222)**	5,575
Change in unrealized gains (losses) on fair value through OCI investments	**3,220**	(3,471)
Other changes in OCI attributed to shareholders and other equity holders	**(84)**	222
Balance, end of year	**18,135**	18,663
Total shareholders and other equity holders' equity, end of year	**50,121**	50,972
Participating policyholders' equity		
Balance, beginning of year	**567**	257
Net income (loss) attributed to participating policyholders	**210**	246
Other comprehensive income (losses) attributed to policyholders	**59**	64
Balance, end of year	**836**	567
Non-controlling interests		
Balance, beginning of year	**1,421**	1,431
Net income (loss) attributed to non-controlling interests	**278**	247
Other comprehensive income (losses) attributed to non-controlling interests	**(144)**	(243)
Contributions (distributions and acquisitions), net	**(24)**	(14)
Balance, end of year	**1,531**	1,421
Total equity, end of year	**$ 52,488**	$ 52,960

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2025	2024
Operating activities		
Net income (loss)	$ 6,060	$ 5,878
Adjustments:		
Increase (decrease) in insurance contract net liabilities (note 6)	18,087	9,435
Increase (decrease) in investment contract liabilities	551	504
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions noted below (note 6)	(1,226)	(613)
Amortization of (premium) discount on invested assets	(344)	(290)
Contractual service margin ("CSM") amortization	(2,706)	(2,376)
Other amortization	877	869
Net realized and unrealized (gains) losses and impairment of assets	(6,120)	(860)
Deferred income tax expenses (recoveries)	(6)	311
Net loss on reinsurance transactions (pre-tax) (note 6)	(9)	71
Cash provided by operating activities before undernoted items	15,164	12,929
Changes in policy related and operating receivables and payables	16,941	13,565
Cash provided by (used in) operating activities	32,105	26,494
Investing activities		
Purchases of invested assets and derivatives	(135,470)	(131,123)
Disposals and repayments	108,592	112,671
Changes in investment broker net receivables and payables	(210)	290
Net cash increase (decrease) from sale (purchase) of subsidiaries	(1,277)	(297)
Cash provided by (used in) investing activities	(28,365)	(18,459)
Financing activities		
Changes in repurchase agreements	(473)	460
Issue of long-term debt, net (note 9)	1,385	-
Issue of capital instruments, net (note 10)	497	2,591
Redemption of capital instruments (note 10)	(1,000)	(1,886)
Secured borrowing from securitization transactions	676	667
Changes in deposits from Bank clients, net	2,661	413
Lease payments	(108)	(118)
Shareholders' dividends and other equity distributions	(3,305)	(3,159)
Contributions from (distributions to) non-controlling interests, net	(24)	(14)
Common shares repurchased (note 11)	(2,431)	(3,272)
Common shares issued, net (note 11)	73	144
Cash provided by (used in) financing activities	(2,049)	(4,174)
Cash and short-term securities		
Increase (decrease) during the year	1,691	3,861
Effect of foreign exchange rate changes on cash and short-term securities	(816)	1,197
Balance, beginning of year	24,942	19,884
Balance, end of year	25,817	24,942
Cash and short-term securities		
Beginning of year		
Gross cash and short-term securities	25,789	20,338
Net payments in transit, included in other liabilities	(847)	(454)
Net cash and short-term securities, beginning of year	24,942	19,884
End of year		
Gross cash and short-term securities	26,703	25,789
Net payments in transit, included in other liabilities	(886)	(847)
Net cash and short-term securities, end of year	$ 25,817	$ 24,942
Supplemental disclosures on cash flow information		
Interest received	$ 13,942	$ 13,496
Interest paid	1,515	1,574
Income taxes paid	756	755

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1   Nature of Operations and Material Accounting Policy Information

(a)   Reporting Entity

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company. MFC, including its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia, and primarily as John Hancock in the United States.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) ("ICA"). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These Consolidated Financial Statements as at and for the year ended December 31, 2025 were authorized for issue by MFC's Board of Directors on February 11, 2026.

(b)   Basis of Preparation

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of insurance service result, investment result, and other revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to evaluating assumptions used in measuring insurance and investment contract liabilities and reinsurance contracts held liabilities, assessing assets for impairment, determining pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, and estimating fair values of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The material accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.

The Company's results and operations have been and may continue to be adversely impacted by the economic environment. The adverse effects include but are not limited to recessionary economic trends in markets the Company operates in, significant market volatility, increase in credit risk, strain on commodity markets and alternative long duration asset ("ALDA") prices, foreign currency exchange rate volatility, increases in insurance claims, persistency and redemptions, and disruption of business operations. The breadth and depth of these events and their duration contribute additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these Consolidated Financial Statements.

The Company has applied appropriate fair value measurement techniques using reasonable judgment and estimates from the perspective of a market participant to reflect current economic conditions. The impact of these techniques has been reflected in these Consolidated Financial Statements. Changes in the inputs used could materially impact the respective carrying values.

(c)   Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date; fair value is an exit value.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.

The Company has a valuation process in place that includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses predominantly external observable data. Judgment is applied in adjusting external observable data for items including liquidity and credit factors.

The Company categorizes its fair value measurement results according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques based on their reliability. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company can access at the measurement date, reflecting market transactions.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt investments are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, credit default swaps and foreign currency forward contracts.

Level 3 – Fair value measurements using significant unobservable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 security valuations include less liquid investments such as other invested assets, mortgages, real estate, timber investments held within segregated funds, certain private placements and other investments that have little or no price transparency. Certain derivative financial instrument valuations are also included in Level 3.

(d) Basis of Consolidation

MFC consolidates the financial statements of all entities it controls, including certain structured entities. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity and is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect the Company's share of variable returns of the entity. In assessing control, significant judgment is applied while considering all relevant facts and circumstances. When assessing decision making power over an entity, the Company considers the extent of its rights relative to the management of the entity, the level of voting rights held over the entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over the entity's financial and operating policies, and to the extent of other parties' ownership in the entity, if any, with the possibility of de facto control being present. When assessing variable returns from an entity, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from the entity's activities in addition to the proportionate significance of such returns to the total variability of the entity. The Company also considers the degree to which its interests are aligned with those of other parties investing in the entity and the degree to which the Company may act in its own interest while interacting with the entity.

The financial statements of subsidiaries are included in the Company's Consolidated Financial Statements from the date control is established and are excluded from the date control ceases. The initial control assessment is performed at the inception of the Company's involvement with the entity and is reconsidered if the Company acquires or loses power over key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company's proportionate exposure to variable returns changes; or if the Company's ability to use its power to affect its variable returns from the entity changes. A change in control may lead to gains or losses on derecognition of a subsidiary when losing control, or on derecognition of previous interests when gaining control in a subsidiary.

The Company's Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and revenue and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.

Non-controlling interests are interests of other parties in the equity of the Company's subsidiaries and are presented within total equity, separate from the equity of participating policyholders and shareholders. Non-controlling interests in the net income and other comprehensive income ("OCI") of the Company's subsidiaries are included in total net income and total OCI, respectively. An exception to this occurs where the subsidiary's shares are either puttable by the other parties or are redeemable for cash on a fixed or determinable date, in which case other parties' interests in the subsidiary's shares are presented as liabilities of the Company and other parties' interests in the subsidiary's net income and OCI are presented as expenses of the Company.

The equity method of accounting is used to account for entities over which the Company has significant influence or joint control ("associates" or "joint ventures"), whereby the Company records its share of the associate's or joint venture's net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management rights and other relationships with the entity, if any, provide the Company with significant influence or joint control over the entity. Gains and losses on the sale of associates or joint ventures are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Investments in associates and joint ventures are included in other invested assets on the Company's Consolidated Statements of Financial Position.

(e) Invested Assets

Invested assets are recognized initially at fair value plus, in the case of investments not classified as fair value through profit or loss ("FVTPL"), directly attributable transaction costs. Invested assets which are financial instruments are classified as fair value through other comprehensive income ("FVOCI"), FVTPL or as amortized cost. The Company determines the classification of its invested assets at initial recognition.

The classification of invested assets which are financial instruments depends on their contractual terms and the Company's business model for managing the assets.

The Company assesses the contractual terms of the assets to determine whether their terms give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. Only debt instruments may have SPPI cash flows. The most significant elements of interest within a lending arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Company applies judgement and considers relevant factors such as prepayment and redemption rights, conversion features, and subordination of the instrument to other instruments of the issuer. An asset with contractual terms that introduce a more than de minimis exposure to risks of not collecting principal or interest would not meet the SPPI test.

Debt instruments which qualify as having SPPI cash flows are classified as amortized cost or FVOCI based on the business model under which they are held. If held within a business model whose objective is to hold the assets in order to collect contractual cash flows, they are classified as amortized cost. If held within a business model whose objective is achieved by both collecting contractual cash flows and selling the assets, they are classified as FVOCI. In either case, the Company may designate them as FVTPL in order to reduce accounting mismatches with FVTPL liabilities they support. Debt instruments which fail the SPPI test are required to be measured at FVTPL. To identify the business model financial assets are held within, considerations include the business purpose of the portfolio they are held within, the risks that are being managed and the business activities which manage the risks, the basis on which performance of the portfolio is being evaluated, and the frequency and significance of sales activity within the portfolio.

Realized and unrealized gains and losses on debt instruments classified as FVTPL and realized gains and losses on debt instruments held at FVOCI or amortized cost are recognized in investment income immediately. Unrealized gains and losses on FVOCI debt investments are recorded in OCI, except for unrealized gains and losses on foreign currency translation which are included in income.

Investments in public and private equities which are accounted for as financial instruments are not subject to the SPPI test and are classified as FVTPL.

Valuation methods for the Company's invested assets are described above in note 1 (c). All fair value valuations are performed in accordance with IFRS 13 "Fair Value Measurement". Disclosure of financial instruments carried at fair value within the three levels of the fair value hierarchy and disclosure of the fair value for financial instruments not carried at fair value on the Consolidated Statements of Financial Position are presented in note 3. Fair value valuations are performed by the Company and by third-party service providers. When third-party service providers are engaged, the Company performs a variety of procedures to corroborate their pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, and of inputs to the valuation and vendor controls reports.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and debt instruments held for meeting short-term cash commitments. Short-term securities are carried at fair value or at cost. Short-term securities comprise investments due to mature within one year of the date of purchase. Short-term securities are classified as Level 2 for fair value purposes because these instruments are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.

Debt securities are carried at fair value or amortized cost. Debt securities are generally valued by third-party pricing vendors using proprietary pricing models incorporating current market inputs for similar investments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, prepayment rates and volatility of these inputs. Debt securities are classified as Level 2 but can be Level 3 if significant inputs are not market observable.

Public equities comprise of common and preferred equities and shares or units of mutual funds and are carried at fair value. Public equities are generally classified as Level 1, as fair values are normally based on quoted market prices. Realized and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately.

Mortgages are classified as Level 3 for fair value disclosure purposes due to the lack of market observability of certain significant valuation inputs.

The Company accounts for insured and uninsured mortgage securitizations as secured financing transactions since the criteria for sale accounting of securitized mortgages are not met. For these transactions, the Company continues to recognize the mortgages and records a liability in other liabilities for the amounts owed at maturity. Interest income from these mortgages and interest expense on the borrowings are recorded using the effective interest rate ("EIR") method.

Private placements, which include corporate loans for which there is no active market, are generally classified as Level 2 for fair value disclosure purposes or as Level 3 if significant inputs are not market observable.

Loans to Manulife Bank of Canada ("Manulife Bank" or "Bank") clients are carried at amortized cost and are classified as Level 2 for fair value disclosure purposes.

Interest income is recognized on all debt instruments including securities, private placements, mortgages, and loans to Bank clients as it accrues and is calculated using the EIR method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as private placements and mortgages.

The Company records purchases and sales of invested assets on a trade date basis. Loans originated by the Company are recognized on a settlement date basis.

Real estate consists of both own use and investment properties. Own use real estate properties which are underlying items for insurance contracts with direct participating features are measured at fair value as if they were investment properties, as permitted by International Accounting Standards ("IAS") 16 "Property, Plant and Equipment" which was amended by IFRS 17 "Insurance Contracts" ("IFRS 17"). Other own use property is carried at cost less accumulated depreciation and any accumulated impairment losses, or at revalued amount which is the fair value as at the most recent revaluation date minus accumulated amortization and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. All own use real estate property is classified as Level 3 for fair value disclosure purposes.

An investment property is a property held to earn rental income, for capital appreciation, or both. Investment properties are measured at fair value, with changes in fair value recognized in income. Fair value of own use properties and investment properties is determined using the same processes. Fair value for all properties is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques include discounted cash flows, the direct capitalization method as well as comparable sales analysis and employ both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment properties are classified as Level 3 for fair value disclosure purposes.

When a property transfers from own use property to investment property, any gain or loss arising on the re-measurement of the property and any associated leases to fair value as at the date of change in use is recognized in OCI, to the extent that it is not reversing a previous impairment loss. Reversals of impairment losses are recognized in income. When a property changes from investment property to own use property, the property's deemed cost for subsequent accounting is its fair value as at the date of change in use.

Other invested assets include private equity and debt investments and properties held in infrastructure, timber, agriculture and energy sectors. Private equity investments which are associates or joint ventures are accounted for using the equity method (as described in note 1 (d) above) or are classified as FVTPL and carried at fair value. Timber and agriculture properties which are own use properties are carried at cost less accumulated depreciation and any accumulated impairment losses, except for their biological assets which are measured at fair value. Timber and agriculture properties which are investment properties are measured at fair value with changes in fair value recognized in income. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 3. Other invested assets that are measured or disclosed at fair value are primarily classified as Level 3 for fair value disclosure purposes.

Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the unconsolidated lease entities' lease receivables and related non-recourse debt using the effective yield method.

Expected Credit Loss Impairment

The expected credit loss ("ECL") impairment allowance model applies to invested assets which are debt instruments and measured at FVOCI or amortized cost. ECL allowances are measured under four probability-weighted macroeconomic scenarios, which measure the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original EIR. This process includes consideration of past events, current market conditions and reasonable supportable information about future economic conditions. Forward-looking macroeconomic variables used within the estimation models represent variables that are the most closely related with credit losses in the relevant portfolio.

The estimation and measurement of impairment losses requires significant judgement. These estimates are driven by many elements, changes in which can result in different levels of allowances. Elements include the estimation of the amount and timing of future cash flows, the Company's criteria for assessing if there has been a significant increase in credit risk ("SICR"), the selection of forward-looking macroeconomic scenarios and their probability weights, the application of expert credit judgment in the development of the models, inputs and, when applicable, overlay adjustments. It is the Company's practice to regularly review its models in the context of actual loss experience and adjust when necessary. The Company has implemented formal policies, procedures, and controls over all significant impairment processes.

The Company's definitions of default and credit-impaired are based on quantitative and qualitative factors. A financial instrument is considered to be in default when significant payments of interest, principal or fees are past due for more than 90 days, unless remedial arrangements with the issuer are in place. A financial instrument may be credit-impaired as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument. This includes events that indicate or include: significant financial difficulty of the counterparty; a breach of contract; for economic or contractual reasons relating to the counterparty's financial difficulty, concessions are granted that would not otherwise be considered; it is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of the counterparty's financial difficulties; or the counterparty is considered to be in default by any of the major rating agencies such as Standard and Poor's ("S&P"), Moody's and Fitch.

The ECL calculations include the following elements:

• Probability of default ("PD") is an estimate of the likelihood of default over a given time horizon.

• Loss given default ("LGD") is an estimate of the loss arising on a future default. This is based on the difference between the contractual cash flows due and those that the Company expects to receive, including from collateral. It is based on credit default studies performed based on internal credit experience.

• Exposure at default ("EAD"), is an estimate of the exposure at a future default date, considering both the period of exposure and the amount of exposure at a given reporting date. The EADs are determined by modelling the range of possible exposure outcomes at various points in time, corresponding to the multiple economic scenarios. The probabilities are then assigned to each economic scenario based on the outcome of the models.

The Company measures ECLs using a three-stage approach:

• Stage 1 comprise all performing financial instruments that have not experienced a SICR since initial recognition. The determination of SICR varies by instrument and considers the relative change in the risk of default since origination. 12-month ECLs are recognized for all Stage 1 financial instruments. 12-month ECLs represent the portion of lifetime ECLs that result from default events possible within 12 months of the reporting date. These expected 12-month default probabilities are applied to a forecast EAD, multiplied by the expected LGD, and discounted by the original EIR. This calculation is made for each of four macroeconomic scenarios.

• Stage 2 comprise all performing financial instruments that have experienced a SICR since original recognition or have become 30 days in arrears for principal or interest payments, whichever happens first. When assets move to Stage 2, full lifetime ECLs are recognized, which represent ECLs that result from all possible default events over the remaining lifetime of the financial instrument. The mechanics are consistent with Stage 1, except PDs and LGDs are estimated over the remaining lifetime of the instrument instead of over the coming year. In subsequent reporting periods, if the credit risk of a financial instrument improves such that there is no longer a SICR compared to credit risk at initial recognition, the financial instrument will migrate back to Stage 1 and 12-month ECLs will be recognized.

• Stage 3 comprise financial instruments identified as credit-impaired. Similar to Stage 2 assets, full lifetime ECLs are recognized for Stage 3 financial instruments, but the PD is set at 100%. A Stage 3 ECL is calculated using the unpaid principal balance multiplied by LGD which reflects the difference between the asset's carrying amount and its discounted expected future cash flows.

Interest income is calculated based on the gross carrying amount for both Stage 1 and 2 exposures. Interest income on Stage 3 financial instruments is determined by applying the EIR to the amortized cost of the instrument, which represents the gross carrying amount adjusted for the credit loss allowance.

For Stage 1 and Stage 2 exposures, an ECL is generated for each individual exposure; however, the relevant parameters are modelled on a collective basis with all collective parameters captured by the individual security level. The exposures are grouped into smaller homogeneous portfolios, based on a combination of internal and external characteristics, such as origination details, balance history, sector, geographic location, and credit history. Stage 3 ECLs are either individually or collectively assessed, depending on the nature of the instrument and impairment.

In assessing whether credit risk has increased significantly, the risk of default occurring is compared over the remaining expected life from the reporting date and as at the date of initial recognition. The assessment varies by instrument and risk segment. The assessment incorporates internal credit risk ratings and a combination of security-specific and portfolio-level assessments, including the incorporation of forward-looking macroeconomic data. The assessment of SICR considers both absolute and relative thresholds. If contractual payments are more than 30 days past due, the credit risk is automatically deemed to have increased significantly since initial recognition.

When estimating ECLs, the four probability-weighted macroeconomic scenarios are considered. Economic forward-looking inputs vary by market. Depending on their usage in the models, macroeconomic inputs are projected at the country, province, or more granular level. Each macroeconomic scenario used includes a projection of all relevant macroeconomic variables for a five-year period, subsequently reverting to long-run averages. In order to achieve an unbiased estimate, economic data used in the models is supplied by an external source. This information is compared to other publicly available forecasts, and the scenarios are assigned a probability weighting based on statistical analysis and management judgment. Refer to note 8 (c).

The inputs and models used for calculating ECLs may not always capture all characteristics of the market at the date of the Consolidated Financial Statements.

Changes in the required ECL allowance are recorded in the provision for credit losses within Investment income in the Consolidated Statements of Income. Invested assets are written off, either partially or in full, against the related allowance for credit losses when there is no realistic prospect of recovery in respect of those amounts. This is considered a partial or full derecognition of the financial asset. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.

(f)   Goodwill and Intangible Assets

Goodwill represents the difference between the fair value of purchase consideration of an acquired business and the Company's proportionate share of the net identifiable assets acquired. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment.

Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit ("CGU") or group of CGUs level. The Company allocates goodwill to CGUs or group of CGUs for impairment testing at the lowest level within the Company where the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or group of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount with the carrying value of a CGU or group of CGUs. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are subject to being reduced by the remaining deficiency on a pro-rata basis.

The recoverable amount of a CGU or group of CGUs is the higher of the estimated fair value less costs to sell or the value-in-use of the CGU or group of CGUs. In assessing value-in-use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In some cases, the most recent detailed calculation made in a prior period of a recoverable amount is used in the current period impairment testing. This is the case only if there are no significant changes to the CGU or group of CGUs, the likelihood of impairment is remote based on the analysis of current events and circumstances, and the most recently calculated recoverable amount substantially exceeded the current carrying amount of the CGU or group of CGUs.

Intangible assets with indefinite useful lives include the John Hancock brand name, certain investment management contracts and certain agricultural water rights. The indefinite useful life assessment for the John Hancock brand name is based on the brand name being protected by indefinitely renewable trademarks in markets where branded products are sold, and for certain investment management contracts based on the ability to renew these contracts indefinitely. In addition, there are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. Certain agricultural water rights are held in perpetuity. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if an indication that it is not recoverable arises.

Intangible assets with finite useful lives include acquired distribution networks, customer relationships, capitalized software, and certain investment management contracts and other contractual rights. Distribution networks, customer relationships, and other finite life intangible assets are amortized over their estimated useful lives, six to 68 years, either based on the passage of time or in relation to asset consumption metrics. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to 10 years. Amortization expense is recorded in General expenses. Finite life intangible assets are assessed for indicators of impairment at each reporting period. If an indication of impairment arises, these assets are tested for impairment.

(g)   Miscellaneous Assets

Miscellaneous assets include company owned life insurance policies ("COLI") assets with respect to unfunded defined benefit obligations, defined benefit assets and capital assets. COLI assets are carried at their cash surrender value. Defined benefit assets' carrying value is explained in note 1 (o). Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

(h)   Segregated Funds

The Company manages segregated funds on behalf of policyholders, which are presented as segregated funds net assets with offsetting insurance and investment contract liabilities for account of segregated fund holders in the amount of their account balances. The investment returns on these funds are passed directly to policyholders. In some cases, the Company has provided guarantees associated with these funds. Amounts invested by the Company in segregated funds for seed purposes are presented within invested asset categories based on the nature of the underlying investments.

Segregated funds net assets are measured at fair value and include investments in mutual funds, debt securities, equities, cash, short-term investments and other investments. With respect to the consolidation requirement of IFRS, in assessing the Company's degree of control over the underlying investments, the Company considers the scope of its decision-making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to variability of returns from the investments. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.

The methodology applied to determine the fair value of investments held in segregated funds is consistent with that applied to invested assets held by the general fund, as described above in note 1 (e). Segregated funds liabilities are measured based on the value of the segregated funds net assets. Investment returns on segregated funds assets are passed directly to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investments are held within segregated funds.

Some of the Company's liabilities for account of segregated fund holders arise from insurance contracts that it issues. These are reported as Insurance contract liabilities for account of segregated fund holders, representing the Company's obligation to pay the policyholder an amount equal to the fair value of the underlying items, and are measured at the aggregate of policyholder account balances. Changes in fair value of these liabilities are reported as Financial changes related to insurance and investment contract liabilities for account of segregated fund holders in the Consolidated Statements of Income. Other liabilities associated with these insurance contracts, such as those associated with guarantees provided by the Company as a result of certain variable life and annuity contracts, are included in Insurance contract assets or Insurance contract liabilities, excluding those for account of segregated fund holders on the Consolidated Statements of Financial Position. The Company holds assets supporting these guarantees in the general fund, which are included in invested assets according to their investment type.

The remaining liabilities for account of segregated fund holders do not arise from insurance contracts that the Company issues. These are reported as Investment contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position. These are also measured at the aggregate of policyholder account balances and changes in fair value of these liabilities are reported as Financial changes related to insurance and investment contract liabilities for account of segregated fund holders in the Consolidated Statements of Income.

(i)   Insurance Contract Liabilities and Reinsurance Contract Assets

Scope and Classification
Contracts issued by the Company are classified as insurance, investment, or service contracts at initial recognition. Insurance contracts are contracts under which the Company accepts significant insurance risk from a policyholder. A contract is considered to have significant insurance risk if an insured event could cause the Company to pay significant additional amounts in any single scenario with commercial substance. The additional amounts refer to the present value of amounts that exceed those that would be payable if no insured event had occurred.

Reinsurance contracts held are contracts held by the Company under which it transfers significant insurance risk related to underlying insurance contracts to other parties, along with the associated premiums. The purpose of the reinsurance contracts held is to mitigate the significant insurance risk that the Company may have from the underlying insurance contracts.

Both insurance and reinsurance contracts are accounted for in accordance with IFRS 17. Contracts under which the Company does not accept significant insurance risk are either classified as investment contracts or considered service contracts and are accounted for in accordance with IFRS 9 "Financial Instruments" ("IFRS 9") or IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15"), respectively.

Insurance contracts are classified as direct participation contracts or contracts without direct participation features based on specific criteria. Insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which the Company promises an investment return based on underlying items. They are viewed as creating an obligation to pay policyholders an amount that is equal to the fair value of the underlying items, less a variable fee for service.

Separation of components
At inception of insurance and reinsurance contracts held, the Company analyses whether they contain the following components that are separated and accounted for under other IFRS standards:

- Derivatives embedded within insurance contracts which contain risks and characteristics that are not closely related to those of the host contract unless the embedded derivative itself meets the definition of an insurance contract;
- Distinct investment components which represent cash flows paid (received) in all circumstances regardless of whether an insured event has occurred or not. Investment components are distinct if they are not highly interrelated with insurance component cash flows and if they could be issued on a stand-alone basis; and
- Distinct service components which are promises to transfer goods or non-insurance services if the policyholder can benefit from them and either on its own or with other resources that are readily available to the policyholder. The service components are distinct if they are not highly interrelated with the insurance components and the Company provides no significant service in integrating the service component with the insurance component.

The Company applies IFRS 17 to all remaining components of the insurance and reinsurance contracts held.

Level of aggregation
Insurance contracts are aggregated into portfolios of insurance contracts which are managed together and are subject to similar risks. The Company has defined portfolios by considering various factors such as the issuing subsidiary, measurement model, major product line and type of insurance risk. The portfolios of insurance contracts are further grouped by:

- Date of issue: the period cannot be longer than one year. Most of the Company's insurance contracts are aggregated into annual cohorts; and
- Expected profitability at inception into one of three categories: onerous contracts, contracts with no significant risk of becoming onerous and other remaining contracts. Onerous contracts are those contracts that at initial inception, the Company expects to generate net outflow, without considering investment returns or the benefit of any reinsurance contracts held.

The Company establishes the groups at initial recognition and may add contracts to the groups after the end of a reporting period, however, the Company does not subsequently reassess the composition of the groups.

For reinsurance contracts held, the portfolios align with the direct insurance contract portfolios. Groups of reinsurance contracts typically comprise a single reinsurance contract, and similar to direct groups they do not contain contracts issued more than one year apart.

Cash flows within the contract boundaries
The Company includes in the measurement of a group of insurance contracts and reinsurance contracts held, all future cash flows within the boundary of the contracts in the group. Cash flows are within the boundary of an insurance contract (and a reinsurance contract held) if they arise from substantive rights and obligations that exist in which the Company can compel the policyholder to pay the premiums (or is compelled to pay amounts to a reinsurer) or has a substantive obligation to provide services to the policyholder (or a substantive right to receive services from a reinsurer).

For insurance contracts, a substantive obligation to provide services ends when the Company has the practical ability to reassess the risks and as a result, can set a new price or level of benefits that fully reflects those risks.

For reinsurance contracts held, a substantive right to receive services ends when the reinsurer has the practical ability to reassess the risk transferred to it and can set a new price or level of benefits that fully reflects those risks, or the reinsurer can terminate the coverage.

Measurement models
There are three measurement models for insurance contracts:

* Variable fee approach ("VFA"): The Company applies this approach to insurance contracts with direct participation features such as participating life insurance contracts, unit-linked contracts and variable annuity contracts. The direct participating feature is identified at inception, where the Company has the obligation to pay the policyholder an amount equal to the fair value of the underlying items less a variable fee in exchange for investment services provided.
* Premium allocation approach ("PAA"): The Company applies this simplified approach for certain insurance contracts and reinsurance contracts with a duration of typically one year or less, such as Canadian Group Benefit products, some Canadian Affinity products, and some Asia short-term individual and group products.
* General measurement model ("GMM"): The Company applies this model to the remaining insurance contracts and reinsurance contracts not measured using the VFA or the PAA.

Recognition of insurance contracts
The Company recognizes groups of insurance contracts that it issues from the earliest of the following:

* The beginning of the coverage period of the group of contracts,
* The date when the first payment from a policyholder in the group is due or when the first payment is received if there is no due date, and
* For a group of onerous contracts, as soon as facts and circumstances indicate that the group is onerous.

Insurance contracts measured under the GMM and the VFA measurement model

<u>Initial measurement</u>

The measurement of insurance contracts at initial recognition is the same for GMM or VFA. At initial recognition, the Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, and (b) a contractual service margin ("CSM").

Fulfilment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk. In determining the fulfilment cash flows, the Company uses estimates and assumptions considering a range of scenarios which have commercial substance and give a fair representation of possible outcomes.

If fulfilment cash flows generate a total of net cash inflows at initial recognition, a CSM is set up to fully offset the fulfilment cash flows, and results in no impact on income at initial recognition. The CSM represents the unearned profit the Company will recognize as it provides services under the insurance contracts. However, if fulfilment cash flows generate a total of net cash outflows at initial recognition, a loss is recognized in Insurance service expenses immediately and the group of contracts is considered to be onerous.

For contracts with fulfilment cash flows in multiple foreign currencies, the group of insurance contracts, including the CSM, is considered to be denominated in a single currency. If a group of insurance contracts has cash flows in more than one currency, on initial recognition the Company determines a single currency in which the multicurrency group of contracts is denominated. The Company determines the single currency to be the currency of the predominant cash flows.

The unit of account for CSM or loss is on a group of contracts basis consistent with the level of aggregation specified above.

Subsequent measurement of fulfilment cash flows

The fulfilment cash flows at each reporting date are measured using the current estimates of expected cash flows and current discount rates. In the subsequent periods, the carrying amount of a group of insurance contracts at each reporting date is the sum of:

• The liability for remaining coverage ("LRC"), which comprises the fulfilment cash flows that relate to services to be provided in the future and any remaining CSM at that date; and

• The liability for incurred claims ("LIC"), which comprises the fulfilment cash flows for incurred claims and expenses that have not yet been paid.

For onerous contracts, the LRC is further divided into a loss component, which represents the remaining net outflow for the group of insurance contracts; and the LRC excluding the loss component, which represents the amount of liability with offsetting inflows.

Premiums received increases the LRC. Where a third-party administrator is involved in the collection and remittance of premiums, amounts receivable from the third party are included in the measurement of insurance contract liabilities until actual cash is remitted to the Company.

Subsequent measurement of the CSM under the GMM measurement model

For contracts without direct participation features, when applying the GMM measurement model, the carrying amount of the CSM at the end of reporting period is adjusted to reflect the following changes:

(a) effect of new contracts added to the group;

(b) interest accreted on the carrying amount of CSM, measured at the locked-in discount rate. The locked-in discount rate is the weighted average of the rates applicable at the date of initial recognition of contracts that joined a group over a 12-month period, and is determined using the bottom up approach;

(c) changes in fulfilment cash flows that relate to future services such as:

• Experience differences between actual and expected premiums and related cash flows at the beginning of the period measured at the locked-in rate.

• Non-financial changes in estimates of the present value of future cash flows measured at the locked-in rate.

• Changes in the risk adjustment for non-financial risk that relate to future service measured at the locked-in rate.

• Differences between actual and expected investment component that becomes payable in the period. The same applies to a policyholder loan that becomes repayable;

(d) effect of any currency exchange differences on the CSM;

(e) CSM amortization, which is the recognition of unearned profit into Insurance revenue for services provided in the period. The CSM is recognized into insurance revenue over the duration of the group of insurance contracts based on the respective coverage units as insurance services are provided. The number of coverage units is the quantity of services provided by the contracts in the group, determined by considering the quantity of benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date. The Company allocates the CSM equally to each coverage unit and recognizes the amount allocated to coverage units provided and expected to be provided in each period.

When measuring the fulfilment cash flows, changes that relate to future services are measured using the current discount rate; however, the CSM is adjusted for these changes using the locked-in rate at initial recognition. The application of the two different discount rates gives rise to a gain or loss that is recognized as part of insurance finance income or expense.

Subsequent measurement of the CSM under the VFA measurement model

For contracts with direct participation features applying the VFA measurement model, subsequent measurement of the CSM is similar to the GMM model with the following exceptions or modifications:

For changes in fulfilment cash flows that do not vary with the underlying items:

• Non-financial changes adjust the CSM at the current discount rate, there is no interest accretion on CSM at the locked-in rate,

• Changes in the effect of time value of money and financial risks such as the effect of financial guarantees adjust the CSM, however, income or expenses would be impacted if the risk mitigation option is elected.

For changes in fulfilment cash flows that vary with the fair value of the underlying items:

- Changes in the shareholders' share adjust the CSM, however, income or expenses would be impacted if the risk mitigation option is elected,
- Changes in the policyholders' share are recognized in income or expenses or OCI.

The Company uses derivatives, non-derivative financial instruments measured at fair value through profit or loss, and reinsurance contracts to mitigate the financial risk arising from direct participation contracts applying the VFA measurement model. The Company may elect the risk mitigation option to recognize some or all changes of financial guarantees and shareholders' share of the underlying items in income or expenses instead of adjusting CSM.

Groups of GMM or VFA insurance contracts with a CSM at initial recognition can subsequently become onerous when increases in fulfilment cash flows that do not vary with the underlying items or declines in the shareholder's share of the underlying items exceed the carrying amount of the CSM. The excess establishes a loss which is recognized in Insurance service expenses immediately, and the LRC is then divided into the loss component and the LRC excluding the loss component.

Subsequent measurement of the loss component

The loss component represents the net outflow attributable to each group of onerous insurance contracts (or contracts profitable at inception that have subsequently become onerous), any subsequent decrease relating to future service in estimates of future cash flows and risk adjustment for non-financial risk or any subsequent increase in the shareholders' share of the fair value of underlying items will reverse the loss component. Any remaining loss component will be reversed systematically as actual cash flows are incurred.

When actual cash flows are incurred, the LIC is recognized and the LRC is derecognized accordingly. The Company uses the proportion on initial recognition to determine the systematic allocation of LRC release between the loss component and the LRC excluding the loss component, resulting in both components being equal to zero by the end of the coverage period.

Insurance contracts measured under the PAA measurement
The Company applies the PAA to all insurance contracts it issues if the coverage period of the contract is one year or less; or the coverage period is longer than one year and the measurement of the LRC for the contracts under the PAA does not differ materially from the measurement that would be produced applying the GMM approach under possible future scenarios.

The LRC is initially measured as the premium received at initial recognition minus any insurance acquisition cash flows at that date. There is generally no allowance for the time value of money as the premiums are mostly received within one year of the coverage period.

For acquisition cash flows allocated to recognized groups of contracts applying the PAA, the Company is permitted to defer and amortize the amount over the coverage period or recognize the amount as an expense as incurred provided that the coverage period of the contracts in the group is no more than one year. This election can be made at the level of each group of insurance contracts. For the majority of the Company's insurance contracts applying the PAA, such as Canadian Group Benefit products, some Canadian Affinity products, and some Asia short-term individual and group products, the Company has elected to defer directly attributable acquisition costs and recognize them in net income over the coverage period in a systematic way based on the passage of time.

In these lines of business, directly attributable insurance acquisition cash flows paid are to acquire the current contract with an expectation of a number of renewals over future years. As such, directly attributable insurance acquisition cash flows are allocated to the group in which the current contract belongs to, as well as to future groups that will include expected renewals applying a systematic methodology. If facts and circumstances indicate that there is an onerous group of contracts at initial measurement, a loss is immediately recognized in the Insurance service expenses for the net outflow and a loss component of the LRC is created for the group.

Subsequent measurement

Subsequently, the Company measures the carrying amount of the LRC at the end of each reporting period as:

- The LRC at the beginning of the period; plus
- Premium received in the period; minus
- Directly attributable acquisition costs net of related amortization (unless expensed as incurred); minus
- Amount recognized as insurance revenue for the period; minus
- Investment component paid or transferred to the LIC.

The amount recognized as insurance revenue for the period is typically based on the passage of time. For the Company's property and casualty reinsurance business, the expected pattern of release of risk during the coverage period differs significantly from the passage of time, and as such the amount recognized as insurance revenue is on the basis of the expected timing of incurred service expenses.

If at any time during the coverage period, facts and circumstances indicate that a group of contracts is onerous, the Company will recognize a loss in Insurance service expenses and an increase in the LRC to the extent that the current estimate of the fulfilment cash flows that relate to remaining coverage (including the risk adjustment for non-financial risk) exceed the carrying amount of the LRC.

The Company estimates the LIC as the fulfilment cash flows related to incurred claims. The Company does not adjust the future cash flows for the time value of money, except when claims are expected to settle more than one year after the actual claim occurs.

Assets for insurance acquisition cash flows
Insurance acquisition cash flows arise from the costs of selling, underwriting and starting a group of insurance contracts (issued or expected to be issued) that are directly attributable to the portfolio of insurance contracts to which the group belongs.

Insurance acquisition cash flows paid or incurred before the recognition of the related group of contracts are recognized as an asset within the portfolio of insurance contract liabilities in which the group of contracts is expected to be included. The Company applies a systematic basis to allocate these costs, which includes:

- Insurance acquisition cash flows directly attributable to a group of contracts that will include future expected renewals of in-force contracts; and
- Insurance acquisition cash flows directly attributable to a portfolio of insurance contracts, which will include future new business.

When facts and circumstances indicate the assets for insurance acquisition cash flows might be impaired, the Company conducts impairment tests. If an asset is impaired, an impairment loss will be recognized in Insurance service expenses, which can be subsequently reversed when the impairment condition no longer exists.

Recognition of reinsurance contracts held
The Company recognizes a group of reinsurance contracts held from the earliest of the following:

- The beginning of the coverage period of the group of reinsurance contracts held. However, the Company delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date when any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held; and
- The date the Company recognizes an onerous group of underlying insurance contracts if the Company entered into the related reinsurance contract held in the group of reinsurance contracts held at or before that date.

Reinsurance contracts held measured under the GMM model

Initial measurement

The measurement of reinsurance contracts held follows the same principles as the GMM for insurance contracts issued, with the following exceptions or modifications specified in this section below. Reinsurance contracts held and assumed cannot use the VFA measurement model.

At initial recognition, the Company recognizes any net gain or net cost as a CSM in the consolidated statement of financial position, with some exceptions. If any net cost of obtaining reinsurance contracts held relates to insured events that occurred before initial recognition of any insurance contracts, it is recognized immediately in Insurance service expenses. In addition, if the underlying insurance contracts are in an onerous position, the Company is required to recognize a reinsurance gain immediately in income for the portion of claims that the Company expects to recover from the reinsurance, if the reinsurance contract held was entered into prior to or at the same time as the onerous contracts.

For contracts with fulfilment cash flows in multiple foreign currencies, the group is denominated in a single currency as defined by the predominant cash flows.

Measurement of reinsurance contract cash flows is consistent with the underlying insurance contracts, but with an adjustment for any risk of non-performance by the reinsurer. The risk adjustment for non-financial risk represents the amount of risk being transferred by the Company to the reinsurer.

Subsequent measurement

Subsequently, the carrying amount of a group of reinsurance contracts held at each reporting date is the sum of:

- The asset for remaining coverage ("ARC"), which comprises the fulfilment cash flows that relate to services to be received under the contracts in future periods, and any remaining CSM at that date; and
- The asset for incurred claims ("AIC"), which comprises the fulfilment cash flows for incurred claims and expenses that have not yet been received.

If the underlying insurance contracts are onerous at inception and a reinsurance gain is recognized in income as described above, the ARC is made up of a loss-recovery component and the ARC excluding the loss-recovery component. The loss-recovery component reflects changes in the loss component of the underlying onerous insurance contracts and determines the amounts that are subsequently presented in income or expenses as reversals of recoveries of losses from the reinsurance contracts held and are excluded from the allocation of reinsurance premiums paid.

The Company adjusts the carrying amount of the CSM of a group of reinsurance contracts held to reflect changes in the fulfilment cash flows applying the same approach as for insurance contracts issued, except:

- Income recognized to cover the losses from onerous underlying contracts also adjusts the carrying amount of CSM;
- Reversals of the loss-recovery component, to the extent that those reversals are not changes in fulfilment cash flows of the group of reinsurance contracts held, also adjust the carrying amount of CSM; and
- Changes in fulfilment cash flows related to future services also adjust the carrying amount of CSM provided that changes in fulfilment cash flows related to the group of underlying insurance contracts also adjust the CSM.

Where a loss component has been set up subsequent to initial recognition of a group of underlying insurance contracts, the reinsurance gain that has been recognized adjusts the loss-recovery component of the reinsurance asset for remaining coverage. The carrying amount of the loss-recovery component must not exceed the portion of the carrying amount of the loss component of the onerous group of underlying insurance contracts that the Company expects to recover from the group of reinsurance contracts. On this basis, the loss-recovery component is reduced to zero when the loss component of underlying insurance contracts is reduced to zero.

Reinsurance contracts held measured under the PAA model
Reinsurance contracts held may be classified and measured under the PAA model if they meet the eligibility requirements, which are similar to the PAA requirements for direct insurance contracts.

For reinsurance contracts held applying the PAA model, the Company measures them on the same basis as insurance contracts that it issues, adapted to reflect the features of reinsurance contracts held that differ from insurance contracts issued.

If a loss-recovery is created for a group of reinsurance contracts measured under the PAA model, the Company adjusts the carrying amount of the ARC as there is no CSM to adjust under PAA.

Derecognition of insurance contracts
The Company derecognizes insurance contracts when the rights and obligations relating to the contract are extinguished (i.e., discharged, cancelled, or expired) or the contract is modified such that the modification results in a change in the measurement model, or the applicable standard for measuring a component of the contract. In the case of modification, the Company derecognizes the initial contract and recognizes the modified contract as a new contract.

Presentation and Disclosure
The Company has presented the carrying amount of portfolios of insurance contracts that are in a net asset or liability position, and portfolios of reinsurance contracts that are in a net asset or liability position separately in the Consolidated Statements of Financial Position.

The Company separately presents the insurance service result, which comprises insurance revenue and insurance service expenses, from the investment result, which comprises insurance finance income or expenses in the Consolidated Statements of Income. IFRS 17 provides an option to disaggregate the changes in risk adjustment between insurance service results and insurance finance income. The Company disaggregates the change in risk adjustment for non-financial risk between the insurance service expenses and insurance finance income or expenses.

Net insurance service result

The insurance revenue depicts the performance of insurance services and excludes investment components. For the GMM and the VFA contracts, the insurance revenue represents the change in the LRC relating to insurance services for which the Company expects to receive consideration. This insurance revenue comprises: (a) expected claims and other insurance expenses including policyholder taxes where applicable; (b) changes in risk adjustment for non-financial risk; (c) release of CSM based on coverage units; and (d) portion of premiums that relate to recovery of insurance acquisition cash flows. For contracts measured under the PAA, the insurance revenue for each period is the amount of expected premium receipts for providing insurance services in the period.

The insurance service expenses arising from insurance contracts are recognized in income or expenses generally as they are incurred and exclude repayment of investment components. The insurance service expenses comprise: (a) incurred claims and other insurance service expenses; (b) losses on onerous contracts and reversal of such losses; (c) adjustments to LIC; (d) amortization of insurance acquisition cash flows; and (e) impairment losses on assets for insurance acquisition cash flows, if any, and reversals of such impairment losses.

The amortization of insurance acquisition cash flows within insurance service expense is equal to the recovery of insurance acquisition cash flows in insurance revenue for contracts measured under the GMM and VFA. For contracts measured under the PAA with deferred acquisition cash flows, the Company amortizes insurance acquisition cash flows over the duration of the group of insurance contracts based on the respective coverage units.

Net expenses from reinsurance contracts held comprise allocation of reinsurance premiums paid and the amounts expected to be recovered from reinsurers. Reinsurance cash flows that are contingent on claims on the underlying contracts are treated as part of the claims expected to be recovered from reinsurers, whereas reinsurance cash flows that are not contingent on claims on the underlying contracts (for example, some types of ceding commissions) are treated as a reduction in reinsurance premiums paid. For reinsurance contracts measured under the GMM, the allocation of reinsurance premiums paid represents the total of the changes in the asset for remaining coverage that relate to services for which the Company expects to pay consideration. For reinsurance contracts measured under the PAA, the allocation of reinsurance premiums paid is the amount of expected premium payments for receiving services in the period.

<u>Insurance finance income or expenses</u>

Insurance finance income or expenses comprise the change in the carrying amount of the group of insurance contracts arising from: (a) the effect of the time value of money and changes in the time value of money; and (b) the effect of financial risk and changes in financial risk.

The Company disaggregates insurance finance income or expenses on insurance contracts issued for most of its groups of insurance contracts between income or expenses and OCI. The impact of changes in market interest rates on the value of the life insurance and related reinsurance assets and liabilities are reflected in OCI in order to minimize accounting mismatches between the accounting for insurance assets and liabilities and the supporting financial assets. The impacts from differences between current period rates and locked-in rates are presented in OCI.

The Company's invested assets which are debt instruments (including bonds, private placements, mortgages, and loans) are predominantly measured at FVOCI. As a result, the effect of the time value of money for the groups of insurance contracts and supporting fixed maturity assets is reflected in income or expenses and the effect of financial risk and changes in financial risk is reflected in OCI.

The systematic allocation of expected total insurance finance income or expenses depends on whether changes in assumptions that relate to financial risk have a substantial effect on the expected amounts paid to the policyholders.

- For groups of insurance contracts for which changes in assumptions that relate to financial risk do not have a substantial effect on the amounts paid to the policyholders, the Company systematically allocates expected total insurance finance income or expenses over the duration of the group of contracts to income or expenses using discount rates determined on initial recognition of the group of contracts.
- For groups of insurance contracts for which changes in assumptions that relate to financial risk have a substantial effect on the amounts paid to the policyholders, the Company systematically allocates expected total insurance finance income or expenses over the duration of the group of contracts to income or expenses using either a constant rate, or an allocation that is based on the amounts credited in the period and expected to be credited in future periods for fulfilment cash flows. The CSM accretion rate would use the discount rates determined on initial recognition of the group of contracts for CSM.

In the event of a transfer of a group of insurance contracts or derecognition of an insurance contract, the Company reclassifies any amounts that were previously recognized in OCI to income or expenses as insurance finance income or expense. There are no changes in the basis of disaggregation of insurance finance income or expenses between income or expenses and OCI in the period.

Transition methods

IFRS 17 became effective for years beginning on January 1, 2023. The Company has applied the full retrospective approach to most contracts issued on or after January 1, 2021, except for participating insurance contracts and variable annuity contracts for which the fair value approach was used. The Company has applied the fair value approach to all insurance contracts issued prior to January 1, 2021, as obtaining reasonable and supportable information to apply the full retrospective approach was deemed impracticable.

Under the fair value approach, the Company has determined the CSM of the GMM and VFA liabilities for remaining coverage at the transition date as the difference between the fair value of the groups of insurance contracts and the fulfilment cash flows measured at that date. In determining the fair value, the Company has applied the requirements of IFRS 13 "Fair Value Measurement", except for the demand deposit floor requirement. The Company used the income approach to determine the fair value of the insurance contracts at the transition date, in which future cash flows are discounted to a single amount that reflects current market expectations about those future amounts.

(j)   Investment Contract Liabilities

Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost or at fair value by election. The FVTPL election is made when these liabilities, as well as the related assets are managed, and their performance is evaluated, on a fair value basis or when doing so reduces the accounting mismatches between assets supporting these contracts and the related policy liabilities. Investment contract liabilities are derecognized when the contracts expire, are discharged or are cancelled.

(k)   Other Financial Instruments Accounted for as Liabilities

The Company issues a variety of other financial instruments classified as liabilities, including senior notes, subordinated notes and surplus notes. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

(l)   Income Taxes

The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.

Current income taxes are amounts expected to be receivable or payable for the current year and any adjustments to taxes payable in respect of previous years.

Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income taxes are measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company records liabilities for uncertain tax positions if it is probable that the Company will make a payment on tax positions due to examinations by tax authorities. These provisions are measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for current income taxes and deferred income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax balances to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.

(m)   Foreign Currency Translation

Items included in the financial statements of each of the Company's subsidiaries, joint ventures and associates are measured by each entity using the currency of the primary economic environment in which the entity operates (the "functional currency"). If their functional currency is other than the Canadian dollar, these entities are foreign operations of the Company.

Transactions in a foreign currency are translated to the functional currency at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the period reported. Exchange gains and losses are recognized in income except for translation of net investments in foreign operations and the results of hedging these positions, and for non-monetary items designated as amortized cost or FVOCI. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation or non-monetary item is disposed of or control or significant influence over it is lost, when they are reclassified to income.

The Consolidated Financial Statements are presented in Canadian dollars. The financial statements of the Company's foreign operations are translated from their functional currencies to Canadian dollars; assets and liabilities are translated at the exchange rate at the reporting date, and revenue and expenses are translated using the average exchange rates for the period.

(n)   Stock-based Compensation

The Company provides stock-based compensation to certain employees and directors as described in note 14. Compensation expense of equity instruments granted is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial forfeiture estimates, unless forfeitures are due to market-based conditions.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC's common shares at the end of each quarter. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC's common shares at the end of each quarter. The change in the value of the awards resulting from changes in the market value of MFC's common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liabilities.

Stock-based compensation cost is recognized over the applicable vesting period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation costs attributable to stock options, restricted share units, and performance share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, are recognized at the grant date or over the period from the grant date to the date of retirement eligibility, respectively.

The Company's contributions to the Global Share Ownership Plan ("GSOP") (refer to note 14 (d)), are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of an employee's eligible contributions to certain maximums. All contributions are used by the plan's trustee to purchase MFC common shares in the open market on behalf of participating employees.

(o)   Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded as well as supplemental non-registered (non-qualified) pension plans for executives, and retiree and disability welfare plans that are typically not funded.

The Company's obligation in respect of defined benefit pension and other post-employment benefits is calculated for each plan as the estimated present value of future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield, as at the reporting date, of high-quality corporate debt securities that have approximately the same term as the benefit obligations and that are denominated in the same currency in which the benefits are expected to be paid.

To determine the Company's net defined benefit asset or liability, the defined benefit obligations are deducted from the fair value of plan assets. When this calculation results in a surplus, the asset that can be recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit). Defined benefit assets are included in miscellaneous assets and defined benefit liabilities are included in other liabilities.

Changes in the net defined benefit asset or liability due to re-measurement of pension and retiree welfare plans are recorded in OCI in the period in which they occur and are not reclassified to income in subsequent periods. They consist of actuarial gains and losses, changes in the effect of the asset limit, if any, and the return on plan assets, excluding amounts included in net interest income or expense. Changes in the net defined benefit asset or liability due to re-measurement of disability welfare plans are recorded in income in the period in which they occur.

The cost of defined benefit pension plans is recognized over the employees' years of service to retirement while the cost of retiree welfare plans is recognized over the employees' years of service to their date of full eligibility. The net benefit cost for the year is recorded in income and is calculated as the sum of the service cost in respect of the fiscal year, the net interest income or expense and any applicable administration expenses, plus past service costs or credits resulting from plan amendments or curtailments. The net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability. The current year cost of disability welfare plans is the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.

The cost of defined contribution plans is the contribution provided by the Company and is recorded in income in the periods during which services are rendered by employees.

(p)   Derivative and Hedging Instruments

The Company uses derivative financial instruments ("derivatives") including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. Derivatives embedded in other financial instruments are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument itself is not recorded at FVTPL. Derivatives which are separate financial instruments are recorded at fair value, and those with unrealized gains are reported as derivative assets and those with unrealized losses are reported as derivative liabilities.

A determination is made for each derivative as to whether to apply hedge accounting. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income.

Where the Company has elected to apply hedge accounting, a hedging relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge. Hedge accounting is only applied when the Company expects that the risk management objective will be met, and that the hedging relationship will qualify for hedge accounting requirements both at inception and throughout the hedging period. The assessment of hedge effectiveness is performed at the end of each reporting period prospectively. When it is determined that the risk management objective is no longer met, a hedging relationship is no longer effective, or the hedging instrument or the hedged item ceases to exist, the Company discontinues hedge accounting prospectively. In such cases, if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivatives are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair value are recorded according to the nature of the risks being hedged, as discussed below.

In a fair value hedging relationship, changes in fair value of the hedging instruments are recorded in Total investment result, offsetting changes in fair value of the hedged items attributable to the hedged risk, which would otherwise not be carried at fair value through profit or loss. Hedge ineffectiveness is recognized in total investment result and arises from differences between changes in the fair values of hedging instruments and hedged items. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to total investment result over the remaining term of the hedged item unless the hedged item ceases to exist, at which time the balance is recognized immediately in total investment result.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in total investment result. Gains and losses in AOCI are recognized in income during the same periods that the variability in the hedged cash flows or the hedged forecasted transactions are recognized in income. The reclassifications from AOCI are made to total investment result, except for total return swaps that hedge stock-based compensation awards, which are reclassified to general expenses.

Gains and losses on cash flow hedges in AOCI are reclassified immediately to total investment result when the hedged item ceases to exist or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction is expected to occur, the amounts in AOCI are reclassified to total investment result in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

In a net investment in foreign operation hedging relationship, gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operation are recognized in income upon disposal of the foreign operation or upon loss of control or significant influence over it.

(q)   Revenue from Service Contracts

The Company recognizes revenue from service contracts in accordance with IFRS 15. The Company's service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer. Revenue is recorded as performance obligations are satisfied over time because the customers simultaneously receive and consume the benefits of the services rendered, measured using an output method. Revenue for variable consideration is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. Refer to note 13.

Note 2   Accounting and Reporting Changes

(a)   Future Accounting and Reporting Changes

(I)   Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 and is effective on or after January 1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 "First-Time Adoption of International Financial Reporting Standards" for first time adopters and to IFRS 9 "Financial Instruments" ("IFRS 9") for derecognition of lease liabilities. Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

(II)   Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" ("IFRS 7")) were issued in May 2024 to be effective for years beginning on January 2026 and to be applied retrospectively. The amendments clarify guidance on timing of derecognition of financial liabilities, on the assessment of cash flow characteristics and resulting classification and disclosure of financial assets with terms referencing contingent events including environmental, social and corporate governance events, and of the treatment of non-recourse assets and contractually linked instruments. Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

(III)   IFRS 18 "Presentation and Disclosure in the Financial Statements"

IFRS 18 "Presentation and Disclosure in Financial Statements" ("IFRS 18") was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 "Presentation of Financial Statements" ("IAS 1") while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:

- Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for "operating income (loss)", "income or loss before financing and income taxes" and "income (loss)",

- disclosure within a note to financial statements of management-defined performance measures ("MPMs") with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management's view of the Company's financial performance, and

- enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.

The Company is assessing the impact of this standard on the Company's Consolidated Financial Statements.

(IV)   Amendments to IAS 12 "Income Taxes"

Amendments to IAS 12 "Income Taxes" were issued in May 2023. The amendments relate to the Organization for Economic Co-operation and Development's International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes ("GMT") vary by jurisdiction based on local legislation.

The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the Company's exposure to GMT arising from that legislation.

The Company expects to pay GMT of $222 for the year ended December 31, 2025 arising from its operations in Barbados and Hong Kong (2024 – $231).

The amendments also provide a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Note 3   Invested Assets and Investment Income

(a)   Carrying Values and Fair Values of Invested Assets

As at December 31, 2025	FVTPL[1]	FVOCI[2]	Other[3]	Total carrying value	Total fair value[4]
Cash and short-term securities[5]	$ -	$ 20,827	$ 5,876	$ 26,703	$ 26,703
Debt securities[6]					
Canadian government and agency	966	17,708	-	18,674	18,674
U.S. government and agency	39	26,595	632	27,266	26,999
Other government and agency	63	37,419	-	37,482	37,482
Corporate	2,742	125,184	504	128,430	128,248
Mortgage / asset-backed securities	270	1,992	-	2,262	2,262
Public equities (FVTPL mandatory)	40,971	-	-	40,971	40,971
Mortgages	1,351	28,589	27,179	57,119	57,600
Private placements	953	50,829	-	51,782	51,782
Loans to Bank clients	-	-	2,735	2,735	2,699
Real estate					
Own use property[7],[8]	-	-	2,631	2,631	2,762
Investment property	-	-	10,051	10,051	10,051
Other invested assets					
Alternative long-duration assets[9]	35,101	383	13,545	49,029	50,132
Various other[10]	145	-	4,648	4,793	4,793
Total invested assets	**$ 82,601**	**$ 309,526**	**$ 67,801**	**$ 459,928**	**$ 461,158**

[1] FVTPL classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

[2] FVOCI classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

[3] Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having SPPI, are held to collect contractual cash flows and are carried at amortized cost.

[4] Invested assets above include debt securities, mortgages, private placements and approximately $383 (2024 – $389) of other invested assets, which primarily qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at December 31, 2025 include debt securities, private placements and other invested assets with fair values of $nil, $98 and $552, respectively (2024 – $nil, $132 and $547, respectively). The change in the fair value of these non-SPPI invested assets for the year ended December 31, 2025 was a decrease of $29 (2024 – an increase of $25). The methodologies used in determining fair values of invested assets are described in note 1 (c) and note 3 (g).

[5] Includes short-term securities with maturities of less than one year at acquisition amounting to $11,791 (2024 – $10,121), cash equivalents with maturities of less than 90 days at acquisition amounting to $9,135 (2024 – $9,813) and cash of $5,777 (2024 – $5,855).

[6] Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $1,842 and $236, respectively (2024 – $1,266 and $145, respectively).

[7] Includes accumulated depreciation of $66 (2024 – $65).

[8] Own use property of $2,466 as at December 31, 2025 (December 31, 2024 – $2,500), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16. Own use property of $165 (December 31, 2024 – $174) is carried at cost less accumulated depreciation and any accumulated impairment losses.

[9] ALDA include investments in private equity of $18,466, infrastructure of $18,629, timber and agriculture of $6,012, energy of $1,658 and various other ALDA of $4,264 (2024 – $18,343, $17,804, $5,917, $1,916 and $3,883, respectively).

[10] Includes $4,266 (2024 – $4,300) of leveraged leases. Refer to note 1 (e).

As at December 31, 2024	FVTPL[1]		FVOCI[2]		Other[3]		Total carrying value		Total fair value[4]	
Cash and short-term securities[5]	$	25	$	19,909	$	5,855	$	25,789	$	25,789
Debt securities[6]										
Canadian government and agency		1,056		18,671		-		19,727		19,727
U.S. government and agency		58		27,628		968		28,654		28,366
Other government and agency		68		35,402		-		35,470		35,470
Corporate		2,761		121,674		527		124,962		124,762
Mortgage / asset-backed securities		17		1,791		-		1,808		1,808
Public equities (FVTPL mandatory)		33,725		-		-		33,725		33,725
Mortgages		1,239		28,792		24,416		54,447		54,812
Private placements		866		48,802		-		49,668		49,668
Loans to Bank clients		-		-		2,310		2,310		2,285
Real estate										
Own use property[7],[8]		-		-		2,674		2,674		2,798
Investment property		-		-		10,589		10,589		10,589
Other invested assets										
Alternative long-duration assets[9]		34,334		389		13,140		47,863		48,875
Various other[10]		140		-		4,671		4,811		4,811
Total invested assets	$	74,289	$	303,058	$	65,150	$	442,497	$	443,485

Note: For footnotes (1) to (10), refer to the "Carrying Values and Fair Values of Invested Assets" table for the year ended December 31, 2025 above.

(b)   Investment Income

For the year ended December 31, 2025	FVTPL	FVOCI	Other[1]	Total
Cash and short-term securities				
Interest income	$ -	$ 896	$ -	$ 896
Gains (losses)[2]	-	(25)	-	(25)
Debt securities				
Interest income	165	8,160	28	8,353
Gains (losses)[2]	(12)	230	-	218
Impairment (loss) / recovery, net	-	(4)	-	(4)
Public equities				
Dividend income	853	-	-	853
Gains (losses)[2]	5,425	-	-	5,425
Mortgages				
Interest income	54	1,222	1,102	2,378
Gains (losses)[2]	24	30	7	61
Impairment (loss) / recovery, net	-	(1)	(1)	(2)
Private placements				
Interest income	40	2,575	-	2,615
Gains (losses)[2]	12	151	-	163
Impairment (loss) / recovery, net	-	(87)	-	(87)
Loans to Bank clients				
Interest income	-	-	141	141
Impairment (loss) / recovery, net	-	-	(2)	(2)
Real estate				
Rental income, net of depreciation[3]	-	-	471	471
Gains (losses)[2]	-	-	(38)	(38)
Impairment (loss) / recovery, net	-	-	-	-
Derivatives				
Interest income, net	(201)	-	-	(201)
Gains (losses)[2]	258	-	-	258
Other invested assets				
Interest income	21	7	-	28
Timber, agriculture and other income	2,538	-	1,008	3,546
Gains (losses)[2]	345	-	(92)	253
Impairment (loss) / recovery, net	-	1	(12)	(11)
Total investment income (loss)	**$ 9,522**	**$ 13,155**	**$ 2,612**	**$ 25,289**
Investment income				
Interest income	$ 79	$ 12,860	$ 1,271	$ 14,210
Dividends, rental income and other income	3,391	-	1,479	4,870
Impairment (loss) / recovery, net	-	(91)	(15)	(106)
Other	62	(16)	(6)	40
	3,532	12,753	2,729	19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities				
Debt securities	(12)	238	-	226
Public equities	5,231	-	-	5,231
Mortgages	24	30	7	61
Private placements	12	149	-	161
Real estate	-	-	(29)	(29)
Other invested assets	365	(15)	(95)	255
Derivatives	370	-	-	370
	5,990	402	(117)	6,275
Total investment income (loss)	**$ 9,522**	**$ 13,155**	**$ 2,612**	**$ 25,289**
Investment expenses				(1,342)
Net investment income (loss)				**$ 23,947**

[1] Includes investment income on debt securities, mortgages and loans carried at amortized cost, own use real estate properties, investment real estate properties, equity method accounted investments, energy investments and leveraged leases.

[2] Includes net realized and unrealized gains (losses) for financial instruments at FVTPL, investment real estate properties, and other invested assets measured at fair value. Also includes net realized gains (losses) for financial instruments at FVOCI and other invested assets carried at amortized cost.

[3] Rental income from investment real estate properties is net of direct operating expenses.

For the year ended December 31, 2024		FVTPL		FVOCI		Other[1]		Total
Cash and short-term securities								
Interest income	$	1	$	978	$	-	$	979
Gains (losses)[2]		-		72		-		72
Debt securities								
Interest income		156		7,914		29		8,099
Gains (losses)[2]		(44)		(1,621)		-		(1,665)
Impairment (loss) / recovery, net		-		92		-		92
Public equities								
Dividend income		814		-		-		814
Gains (losses)[2]		4,324		-		-		4,324
Mortgages								
Interest income		47		1,203		1,154		2,404
Gains (losses)[2]		32		(165)		5		(128)
Impairment (loss) / recovery, net		-		104		1		105
Private placements								
Interest income		36		2,473		-		2,509
Gains (losses)[2]		25		284		-		309
Impairment (loss) / recovery, net		-		(47)		-		(47)
Loans to Bank clients								
Interest income		-		-		176		176
Impairment (loss) / recovery, net		-		-		(3)		(3)
Real estate								
Rental income, net of depreciation[3]		-		-		460		460
Gains (losses)[2]		-		-		(596)		(596)
Impairment (loss) / recovery, net		-		-		-		-
Derivatives								
Interest income, net		(438)		-		-		(438)
Gains (losses)[2]		(675)		-		-		(675)
Other invested assets								
Interest income		20		12		-		32
Timber, agriculture and other income		1,675		-		770		2,445
Gains (losses)[2]		1,098		8		123		1,229
Impairment (loss) / recovery, net		-		(8)		(30)		(38)
Total investment income (loss)	$	7,071	$	11,299	$	2,089	$	20,459
Investment income								
Interest income	$	(178)	$	12,580	$	1,359	$	13,761
Dividends, rental income and other income		2,489		-		1,230		3,719
Impairment (loss) / recovery, net		-		141		(32)		109
Other		354		309		(3)		660
		2,665		13,030		2,554		18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities								
Debt securities		(45)		(1,812)		-		(1,857)
Public equities		4,178		-		-		4,178
Mortgages		32		(188)		5		(151)
Private placements		25		210		-		235
Real estate		-		-		(592)		(592)
Other invested assets		1,075		59		122		1,256
Derivatives		(859)		-		-		(859)
		4,406		(1,731)		(465)		2,210
Total investment income (loss)	$	7,071	$	11,299	$	2,089	$	20,459
Investment expenses								(1,348)
Net investment income (loss)							$	19,111

Note: For footnotes (1) to (3), refer to the "Investment Income" table for the year ended December 31, 2025 above.

(c) Equity Method Accounted Invested Assets

Other invested assets include investments in associates and joint ventures which are accounted for using the equity method of accounting as presented in the following table.

	2025		2024	
As at December 31,	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$ 4,266	33%	$ 4,300	34%
Infrastructure	5,132	39%	4,848	38%
Timber and agriculture	847	6%	837	7%
Real estate	2,168	17%	2,098	16%
Other	644	5%	673	5%
Total	$ 13,057	100%	$ 12,756	100%

The Company recorded income of $738 (2024 – $398) for these equity method accounted invested assets for the year ended December 31, 2025.

(d) Investment Expenses

The following table presents total investment expenses.

For the years ended December 31,	2025	2024
Related to invested assets	$ 841	$ 731
Related to segregated, mutual and other funds	501	617
Total investment expenses	$ 1,342	$ 1,348

(e) Investment Properties Rental Income

The following table presents the rental income and direct operating expenses of investment properties.

For the years ended December 31,	2025	2024
Rental income from investment properties	$ 845	$ 859
Direct operating expenses of rental investment properties	(474)	(483)
Total	$ 371	$ 376

(f) Mortgage Securitization

The Company securitizes uninsured Home Equity Lines of Credit ("HELOC") mortgages through the Platinum Canadian Mortgage Trust II ("PCMT") program and participates in two Canada Housing and Mortgage Corporation ("CMHC") residential mortgage securitization programs: the National Housing Act Mortgage-Backed Securities ("NHA MBS") program and the Canadian Mortgage Bond ("CMB") program.

HELOCs sold to Platinum Trust II, and securitized single family residential mortgages remain on the Company's balance sheet because prepayment and interest rate risk is retained, and notes payable are recognized, accounted for at amortized cost. 3rd party originated multi-unit residential mortgages transferred to the NHA MBS program remain on the Company's balance sheet onto to the extent of the retained interests with gains or losses recognized on transfer. NHA MBS are also sold directly to the market.

Benefits received from these securitizations include a source of fixed rate funding and interest spread between the securitized assets and related secured borrowing liabilities. There is no credit exposure from securitized mortgages under the Canada Mortgage and Housing Corporation ("CMHC") sponsored CMB securitization program as they are insured by CMHC and other third-party insurance programs against borrowers' default.

Cash flows received from the underlying securitized mortgages are used to settle the related secured borrowing liabilities. For CMB transactions, receipts of mortgage principal are deposited into a trust account for settlement of the related liabilities at time of maturity. These securitized assets and their related cash flows cannot be further transferred or used for other purposes by the Company. For HELOC transactions, investors are entitled to periodic interest payments, and the remaining cash receipts of mortgage principal are allocated to the Company (the "Seller") during the revolving periods of the transactions and are accumulated for settlement during accumulation periods or repaid to the investors monthly during reduction periods, based on the terms of the notes.

Securitized assets and secured borrowing liabilities

As at December 31, 2025		Securitized assets							
Securitization program		Securitized mortgages		Restricted cash and short-term securities		Total		Secured borrowing liabilities[1]	Net
HELOC securitization[2]	$	3,664	$	9	$	3,673	$	3,500	$	173
CMB securitization[3]		3,358		-		3,358		3,366		(8)
Total	$	**7,022**	$	**9**	$	**7,031**	$	**6,866**	$	**165**

As at December 31, 2024		Securitized assets							
Securitization program		Securitized mortgages		Restricted cash and short-term securities		Total		Secured borrowing liabilities[1]	Net
HELOC securitization[2]	$	3,141	$	22	$	3,163	$	3,000	$	163
CMB securitization[3]		3,274		-		3,274		3,217		57
Total	$	**6,415**	$	**22**	$	**6,437**	$	**6,217**	$	**220**

[1] The PCMT II notes payable have floating rates of interest and are secured by the PCMT II assets. Under the terms of the agreements, principal of $nil is expected to be repaid within one year, $2,453 within 1-3 years, $1,047 within 3-5 years and $nil beyond 5 years (2024 – $nil, $1,036, $1,964 and $nil, respectively). There is no specific maturity date for the contractual agreements. Under the terms of the notes, additional collateral must be provided to the series as added credit protection and the Series Purchase Agreements govern the amount of over-collateralization for each of the term notes outstanding.

[2] Manulife Bank securitizes a portion of its HELOC receivables through PCMT II. PCMT II funds the purchase of the co-ownership interests from Manulife Bank by issuing term notes collateralized by an underlying pool of uninsured HELOCs to institutional investors. The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liabilities.

[3] Manulife Bank also securitizes insured amortizing mortgages under the NHA MBS program sponsored by CMHC. Manulife Bank participates in CMB programs by selling NHA MBS securities to Canada Housing Trust ("CHT") as well as to market, as a source of fixed-rate funding. CMB securitization included sales to CHT of $2,984 in securitized assets and $2,989 in securitized borrowing liabilities (2024 – $3,274 and $3,217, respectively); and sales to the market of $374 in securitized assets and $377 in secured borrowing liabilities (2024 – $nil and $nil, respectively).

As at December 31, 2025, the fair values of securitized assets and related liabilities were $7,137 and $6,855, respectively (2024 – $6,521 and $6,182, respectively).

(g) Fair Value Measurement

The following tables present fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at December 31, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities				
FVOCI	$ 20,827	$ -	$ 20,827	$ -
FVTPL	-	-	-	-
Other	5,777	5,777	-	-
Debt securities				
FVOCI				
Canadian government and agency	17,708	-	17,708	-
U.S. government and agency	26,595	-	26,595	-
Other government and agency	37,419	-	37,405	14
Corporate	125,184	-	125,090	94
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	781	-	781	-
Other asset-backed securities	1,210	-	1,210	-
FVTPL				
Canadian government and agency	966	-	966	-
U.S. government and agency	39	-	39	-
Other government and agency	63	-	63	-
Corporate	2,742	-	2,742	-
Commercial mortgage-backed securities	5	-	5	-
Other asset-backed securities	265	-	255	10
Private placements[1]				
FVOCI	50,829	-	40,502	10,327
FVTPL	953	-	799	154
Mortgages				
FVOCI	28,589	-	-	28,589
FVTPL	1,351	-	-	1,351
Public equities				
FVTPL	40,971	40,900	71	-
Real estate[2]				
Investment property	10,051	-	-	10,051
Own use property	2,466	-	-	2,466
Other invested assets[3]	39,405	70	-	39,335
Segregated funds net assets[4]	461,254	423,407	34,949	2,898
Total	$ 875,451	$ 470,154	$ 310,008	$ 95,289

[1] Fair value of private placements is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a significant price impact, in which case they are classified as Level 3.

[2] For real estate properties, the significant unobservable inputs are capitalization rates ranging from 3.20% to 11.00% during the year ended December 31, 2025 (2024 – ranging from 3.10% to 9.50%), terminal capitalization rates ranging from 3.25% to 10.00% during the year ended December 31, 2025 (2024 – ranging from 3.10% to 10.00%) and discount rates ranging from 3.60% to 13.75% during the year ended December 31, 2025 (2024 – ranging from 3.60% to 13.75%). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

[3] Other invested assets measured at fair value are held in infrastructure and timberland sectors and include fund investments of $32,804 (2024 – $31,435) recorded at net asset value. The significant inputs used in the valuation of the Company's infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ended December 31, 2025 ranged from 7.87% to 20.00% (2024 – ranged from 7.42% to 20.00%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ended December 31, 2025 ranged from 3.25% to 6.25% (2024 – ranged from 3.25% to 6.25%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

[4] Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds underlying assets are predominantly investment properties and timberland properties valued as described above.

As at December 31, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities				
FVOCI	$ 19,909	$ -	$ 19,909	$ -
FVTPL	25	-	25	-
Other	5,855	5,855	-	-
Debt securities				
FVOCI				
Canadian government and agency	18,671	-	18,671	-
U.S. government and agency	27,628	-	27,628	-
Other government and agency	35,402	-	35,392	10
Corporate	121,674	-	121,630	44
Residential mortgage-backed securities	5	-	5	-
Commercial mortgage-backed securities	270	-	270	-
Other asset-backed securities	1,516	-	1,516	-
FVTPL				
Canadian government and agency	1,056	-	1,056	-
U.S. government and agency	58	-	58	-
Other government and agency	68	-	68	-
Corporate	2,761	-	2,761	-
Commercial mortgage-backed securities	2	-	2	-
Other asset-backed securities	15	-	15	-
Private placements[1]				
FVOCI	48,802	-	40,038	8,764
FVTPL	866	-	730	136
Mortgages				
FVOCI	28,792	-	-	28,792
FVTPL	1,239	-	-	1,239
Public equities				
FVTPL	33,725	33,650	75	-
Real estate[2]				
Investment property	10,589	-	-	10,589
Own use property	2,500	-	-	2,500
Other invested assets[3]	38,543	77	-	38,466
Segregated funds net assets[4]	435,988	399,043	33,611	3,334
Total	$ 835,959	$ 438,625	$ 303,460	$ 93,874

Note: For footnotes (1) to (4), refer to the "Fair Value Measurement" table as at December 31, 2025 above.

The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at December 31, 2025	Carrying value		Total fair value		Level 1		Level 2		Level 3	
Short-term securities	$	99	$	99	$	-	$	-	$	99
Mortgages[1]		27,179		27,660		-		-		27,660
Loans to Bank clients[2]		2,735		2,699		-		2,699		-
Real estate - own use property[3]		165		296		-		-		296
Public bonds held at amortized cost		1,136		687		-		687		-
Other invested assets[4]		14,417		15,520		564		-		14,956
Total invested assets disclosed at fair value	$	**45,731**	$	**46,961**	$	**564**	$	**3,386**	$	**43,011**

As at December 31, 2024	Carrying value		Total fair value		Level 1		Level 2		Level 3	
Short-term securities	$	-	$	-	$	-	$	-	$	-
Mortgages[1]		24,416		24,781		-		-		24,781
Loans to Bank clients[2]		2,310		2,285		-		2,285		-
Real estate - own use property[3]		174		298		-		-		298
Public bonds held at amortized cost		1,495		1,007		-		1,007		-
Other invested assets[4]		14,131		15,143		542		-		14,601
Total invested assets disclosed at fair value	$	**42,526**	$	**43,514**	$	**542**	$	**3,292**	$	**39,680**

[1] Fair value of commercial mortgages is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Fair value of fixed-rate residential mortgages is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of prevailing interest rates and prepayment rates, if applicable. Fair value of variable-rate residential mortgages is assumed to be their carrying value.

[2] Fair value of fixed-rate loans to Bank clients is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of current interest rates. Fair value of variable-rate loans is assumed to be their carrying value.

[3] Fair value of own use real estate and the fair value hierarchy are determined in accordance with the methodologies described for real estate – investment property in note 1 (e).

[4] The carrying value of other invested assets includes leveraged leases of $4,266 (2024 – $4,300), other equity method accounted investments and other invested assets of $10,151 (2024 – $9,831). Fair value of leveraged leases is disclosed at its carrying value as fair value is not routinely calculated on these investments. Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the year ended December 31, 2025, the Company had $nil transfers between Level 1 and Level 2 (2024 – $nil).

For segregated funds net assets, during the year ended December 31, 2025, the Company had $nil transfers from Level 1 to Level 2 (2024 – $nil). During the year ended December 31, 2025, the Company had $nil transfers from Level 2 to Level 1 (2024 – $nil).

Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant unobservable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over unobservable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and unobservable factors.

The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025	Balance, January 1, 2025	Total gains (losses) included in net income[1]	Total gains (losses) included in OCI[2]	Purchases	Sales	Settlements	Transfer in[3]	Transfer out[3][4]	Currency movement	Balance, December 31, 2025	Change in unrealized gains (losses) on assets still held
Debt securities											
FVOCI											
Other government & agency	$ 10	$ -	$ 5	$ 4	$ -	$ (4)	$ -	$ -	$ (1)	$ 14	$ -
Corporate	44	-	(1)	-	-	(3)	57	-	(3)	94	-
FVTPL											
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Private placements											
FVOCI	8,764	(74)	(181)	3,405	(370)	(1,046)	382	(277)	(276)	10,327	-
FVTPL	136	-	-	74	-	(43)	74	(89)	2	154	-
Mortgages											
FVOCI	28,792	34	858	2,779	(2,187)	(776)	-	-	(911)	28,589	-
FVTPL	1,239	14	-	205	(54)	(51)	-	-	(2)	1,351	-
Investment property	10,589	(91)	-	140	(330)	-	-	-	(257)	10,051	(105)
Own use property	2,500	(25)	-	25	(3)	-	-	-	(31)	2,466	(25)
Other invested assets	38,466	619	16	5,143	(1,539)	(2,138)	-	-	(1,232)	39,335	376
Total invested assets	90,540	477	697	11,785	(4,483)	(4,061)	513	(366)	(2,711)	92,391	246
Derivatives, net	(3,235)	54	(2)	-	-	(105)	-	3,233	59	4	(30)
Segregated funds net assets	3,334	214	(292)	48	(381)	50	-	-	(75)	2,898	26
Total	$ 90,639	$ 745	$ 403	$ 11,833	$ (4,864)	$ (4,116)	$ 513	$ 2,867	$ (2,727)	$ 95,293	$ 242

[1] These amounts are included in Net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in Investment income related to segregated funds net assets. Refer to note 1 (h).

[2] These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.

[3] The Company uses fair value of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the year and at the beginning of the year, respectively.

[4] The derivatives transferred from Level 3 to Level 2 amounting to $3,233 in the current period are related to derivative contracts that no longer have unobservable inputs for determining fair values. Forward contracts and other derivatives which continue to have unobservable inputs are still classified as Level 3.

For the year ended December 31, 2024	Balance, January 1, 2024	Total gains (losses) included in net income[1]	Total gains (losses) included in OCI[2]	Purchases	Sales	Settlements	Transfer in[3]	Transfer out[3]	Currency movement	Balance, December 31, 2024	Change in unrealized gains (losses) on assets still held
Debt securities											
FVOCI											
Other government & agency	$ 10	$ -	$ -	$ -	$ -	$ (5)	$ 4	$ -	$ 1	$ 10	$ -
Corporate	231	-	(33)	-	-	(7)	-	(151)	4	44	-
Other securitized assets	21	-	33	-	-	(22)	-	(33)	1	-	-
Public equities											
FVTPL	41	(3)	-	-	(1)	-	-	(36)	(1)	-	(3)
Private placements											
FVOCI	7,682	(47)	50	3,039	(1,115)	(1,040)	254	(624)	565	8,764	-
FVTPL	79	1	-	49	-	(13)	29	(14)	5	136	1
Mortgages											
FVOCI	28,473	(73)	109	2,243	(2,834)	(763)	-	-	1,637	28,792	-
FVTPL	1,055	32	-	339	(152)	(38)	-	-	3	1,239	-
Investment property	10,458	(504)	-	222	(66)	-	-	-	479	10,589	(514)
Own use property	2,430	(82)	-	19	-	-	-	-	133	2,500	(82)
Other invested assets	33,585	1,502	14	4,308	(2,007)	(1,187)	-	-	2,251	38,466	1,251
Total invested assets	84,065	826	173	10,219	(6,175)	(3,075)	287	(858)	5,078	90,540	653
Derivatives, net	(2,166)	(2,248)	-	-	-	(166)	-	1,509	(164)	(3,235)	(2,065)
Segregated funds net assets	3,492	119	(67)	148	(527)	17	-	-	152	3,334	(76)
Total	$ 85,391	$ (1,303)	$ 106	$ 10,367	$ (6,702)	$ (3,224)	$ 287	$ 651	$ 5,066	$ 90,639	$ (1,488)

[1] These amounts are included in Net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in Investment income related to segregated funds net assets. Refer to note 1 (h).

[2] These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.

[3] The Company uses fair value of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the year and at the beginning of the year, respectively.

Transfers into Level 3 primarily result where a lack of observable market data (versus the previous period) arises. Transfers from Level 3 primarily result from observable market data becoming available for derivatives, or for the entire term structure of the private placements.

(h) Remaining Term to Maturity

The following tables present remaining term to maturity for invested assets.

As at December 31, 2025	Remaining term to maturity[1]						
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$ 26,703	$ -	$ -	$ -	$ -	$ -	$ 26,703
Debt securities							
Canadian government and agency	1,349	1,082	779	3,888	11,576	-	18,674
U.S. government and agency	160	798	1,619	2,625	22,064	-	27,266
Other government and agency	349	1,054	804	3,155	32,120	-	37,482
Corporate	8,522	15,619	16,387	36,055	51,847	-	128,430
Mortgage / asset-backed securities	121	212	215	388	1,326	-	2,262
Public equities	-	-	-	-	-	40,971	40,971
Mortgages	6,572	12,099	9,922	6,825	10,288	11,413	57,119
Private placements	2,030	6,001	5,197	10,796	27,718	40	51,782
Loans to Bank clients	46	9	4	-	-	2,676	2,735
Real estate							
Own use property	-	-	-	-	-	2,631	2,631
Investment property	-	-	-	-	-	10,051	10,051
Other invested assets							
Alternative long-duration assets	-	18	104	287	504	48,116	49,029
Various other	20	-	-	3,725	521	527	4,793
Total invested assets	**$ 45,872**	**$ 36,892**	**$ 35,031**	**$ 67,744**	**$ 157,964**	**$ 116,425**	**$ 459,928**

As at December 31, 2024	Remaining term to maturity[1]						
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$ 25,789	$ -	$ -	$ -	$ -	$ -	$ 25,789
Debt securities							
Canadian government and agency	543	2,282	678	3,339	12,885	-	19,727
U.S. government and agency	644	640	1,473	4,699	21,198	-	28,654
Other government and agency	372	1,208	1,056	3,566	29,268	-	35,470
Corporate	7,810	15,763	15,817	33,818	51,754	-	124,962
Mortgage / asset-backed securities	60	260	213	450	825	-	1,808
Public equities	-	-	-	-	-	33,725	33,725
Mortgages	4,741	11,944	10,478	7,617	9,876	9,791	54,447
Private placements	1,534	5,093	4,986	10,463	27,500	92	49,668
Loans to Bank clients	47	13	3	-	-	2,247	2,310
Real estate							
Own use property	-	-	-	-	-	2,674	2,674
Investment property	-	-	-	-	-	10,589	10,589
Other invested assets							
Alternative long-duration assets	67	-	85	276	524	46,911	47,863
Various other	-	20	-	3,623	657	511	4,811
Total invested assets	**$ 41,607**	**$ 37,223**	**$ 34,789**	**$ 67,851**	**$ 154,487**	**$ 106,540**	**$ 442,497**

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Note 4   Derivative and Hedging Instruments

Derivatives are financial contracts whose value is derived from various factors described in note 4 (a). The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments.

Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross-currency swaps involve the exchange of principal amounts between parties, as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are over-the-counter ("OTC") contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity dynamic hedging strategy in note 8 (a) for an explanation of the Company's dynamic hedging strategy for its variable annuity product guarantees.

(a)   Fair Value of Derivatives

The pricing models used to value derivatives are based on market-standard valuation methodologies, and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign exchange rates, financial indices, commodity prices or indices, credit spreads, default risk (including the counterparties to the contract), and market volatility.

The significant inputs to the pricing models for most derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign exchange rates and interest rate curves. However, certain derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures, such as repurchase rates. These unobservable inputs may involve significant management judgment or estimation. Even though these inputs are unobservable, they are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all derivatives after considering the effects of netting agreements and collateral arrangements.

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

As at December 31,		2025			2024		
		Notional	Fair value		Notional	Fair value	
Type of hedge	Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedge accounting relationships							
Fair value hedges	Interest rate swaps	$ 196,158	$ 2,793	$ 3,826	$ 206,181	$ 2,734	$ 3,533
	Foreign currency swaps	16,383	71	2,385	14,121	145	2,114
	Forward contracts	25,324	30	2,730	25,692	74	3,420
Cash flow hedges	Interest rate swaps	10,946	31	63	9,036	24	48
	Foreign currency swaps	650	-	190	650	-	216
	Forward contracts	-	-	-	-	-	-
	Equity contracts	298	-	-	324	6	-
Net investment hedges	Forward contracts	587	3	6	602	18	-
Total derivatives in qualifying hedge accounting relationships		250,346	2,928	9,200	256,606	3,001	9,331
Derivatives not designated in qualifying hedge accounting relationships							
	Interest rate swaps	112,633	2,403	3,050	110,114	2,188	2,906
	Interest rate futures	21,483	-	-	9,054	-	-
	Interest rate options	4,876	8	-	5,633	16	-
	Foreign currency swaps	36,417	2,434	558	33,924	1,854	272
	Currency rate futures	2,242	-	-	2,238	-	-
	Forward contracts	55,555	848	1,511	52,044	882	1,675
	Equity contracts	23,995	1,006	28	25,290	724	63
	Credit default swaps	109	1	-	114	2	-
	Equity futures	5,354	-	-	4,004	-	-
Total derivatives not designated in qualifying hedge accounting relationships		262,664	6,700	5,147	242,415	5,666	4,916
Total derivatives		**$ 513,010**	**$ 9,628**	**$ 14,347**	**$ 499,021**	**$ 8,667**	**$ 14,247**

The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 8 (g)).

	Remaining term to maturity				
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$ 970	$ 842	$ 809	$ 7,007	$ 9,628
Derivative liabilities	2,270	1,746	875	9,456	14,347

	Remaining term to maturity				
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$ 1,171	$ 578	$ 635	$ 6,283	$ 8,667
Derivative liabilities	2,320	2,304	1,244	8,379	14,247

The following tables present gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit equivalent amount and capital requirement by contract type.

As at December 31, 2025	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount[1]	Capital requirement[2]
	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net		
Interest rate contracts									
OTC swap contracts	$ 5,558	$ 29,751	$ 115,594	$ 150,903	$ 5,336	$ (7,275)	$ (1,939)	$ 331	$ 9
Cleared swap contracts	9,337	29,166	130,331	168,834	251	(222)	29	-	-
Forward contracts	18,825	23,142	-	41,967	168	(3,427)	(3,259)	44	1
Futures	21,483	-	-	21,483	-	-	-	-	-
Options purchased	453	1,206	3,217	4,876	8	-	8	15	-
Subtotal	55,656	83,265	249,142	388,063	5,763	(10,924)	(5,161)	390	10
Foreign exchange									
Swap contracts	2,554	14,023	36,873	53,450	2,473	(3,253)	(780)	1,172	19
Forward contracts	32,894	1,051	5,554	39,499	713	(819)	(106)	821	20
Futures	2,242	-	-	2,242	-	-	-	-	-
Subtotal	37,690	15,074	42,427	95,191	3,186	(4,072)	(886)	1,993	39
Credit derivatives	17	92	-	109	1	-	1	-	-
Equity contracts									
Swap contracts	1,435	704	-	2,139	5	(15)	(10)	19	-
Futures	5,354	-	-	5,354	-	-	-	-	-
Options purchased	18,246	3,908	-	22,154	1,000	(13)	987	252	2
Subtotal	25,052	4,704	-	29,756	1,006	(28)	978	271	2
Subtotal including accrued interest	118,398	103,043	291,569	513,010	9,955	(15,024)	(5,069)	2,654	51
Less accrued interest	-	-	-	-	327	(677)	(350)	-	-
Total	**$ 118,398**	**$ 103,043**	**$ 291,569**	**$ 513,010**	**$ 9,628**	**$ (14,347)**	**$ (4,719)**	**$ 2,654**	**$ 51**

As at December 31, 2024	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount[1]	Capital requirement[2]
	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net		
Interest rate contracts									
OTC swap contracts	$ 6,999	$ 25,019	$ 112,685	$ 144,703	$ 5,103	$ (6,976)	$ (1,873)	$ 323	$ 9
Cleared swap contracts	9,507	31,033	140,088	180,628	240	(189)	51	-	-
Forward contracts	20,661	21,028	-	41,689	231	(4,467)	(4,236)	36	1
Futures	9,054	-	-	9,054	-	-	-	-	-
Options purchased	863	1,086	3,684	5,633	16	-	16	17	-
Subtotal	47,084	78,166	256,457	381,707	5,590	(11,632)	(6,042)	376	10
Foreign exchange									
Swap contracts	2,044	13,733	32,918	48,695	1,983	(2,709)	(726)	1,028	19
Forward contracts	29,423	1,105	6,121	36,649	743	(628)	115	698	17
Futures	2,238	-	-	2,238	-	-	-	-	-
Subtotal	33,705	14,838	39,039	87,582	2,726	(3,337)	(611)	1,726	36
Credit derivatives	-	114	-	114	2	-	2	-	-
Equity contracts									
Swap contracts	1,926	762	-	2,688	31	(14)	17	27	-
Futures	4,004	-	-	4,004	-	-	-	-	-
Options purchased	19,437	3,489	-	22,926	699	(43)	656	375	3
Subtotal	25,367	4,365	-	29,732	732	(57)	675	402	3
Subtotal including accrued interest	106,156	97,369	295,496	499,021	9,048	(15,026)	(5,978)	2,504	49
Less accrued interest	-	-	-	-	381	(779)	(398)	-	-
Total	**$ 106,156**	**$ 97,369**	**$ 295,496**	**$ 499,021**	**$ 8,667**	**$ (14,247)**	**$ (5,580)**	**$ 2,504**	**$ 49**

[1] Credit equivalent amount is the sum of replacement cost and the potential future credit exposure less any collateral held. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by the Office of the Superintendent of Financial Institutions ("OSFI").

[2] Capital requirement represents the credit equivalent amount, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The total notional amount of $513 billion (2024 – $499 billion) includes $94 billion (2024 – $90 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging. Due to the Company's variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure for the Company than what the gross notional amount would suggest.

The following tables present the average rate of the hedging instruments in key hedge relationships that do not frequently reset.

As at December 31, 2025			Remaining term to maturity (notional amounts)				Fair value		
Hedged item	Hedging instrument	Average rate	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk									
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 297.02	**$ 107**	**$ 606**	**$10,233**	**$10,946**	**$ 31**	**$ (63)**	**$ (32)**
Foreign exchange risk									
Foreign currency assets	Foreign currency swaps	CAD/EUR: 0.66285	**-**	**213**	**1,463**	**1,676**	**-**	**(80)**	**(80)**
Foreign currency assets	Foreign currency swaps	CAD/GBP: 0.55972	**-**	**115**	**515**	**630**	**-**	**(14)**	**(14)**
Foreign currency assets	Foreign currency swaps	CAD/USD: 0.72856	**20**	**352**	**1,100**	**1,472**	**14**	**(4)**	**10**
Foreign currency assets	Foreign currency swaps	JPY/EUR: 0.00603	**-**	**281**	**481**	**762**	**-**	**(100)**	**(100)**
Foreign exchange and interest rate risk									
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	**-**	**-**	**650**	**650**	**-**	**(190)**	**(190)**
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.23451	**8**	**-**	**-**	**8**	**1**	**-**	**1**
Equity risk									
Stock-based compensation	Equity contracts	MFC price: $38.39	**26**	**272**	**-**	**298**	**-**	**-**	**-**
Total			**$ 161**	**$ 1,839**	**$14,442**	**$16,442**	**$ 46**	**$ (451)**	**$ (405)**

As at December 31, 2024			Remaining term to maturity (notional amounts)				Fair value		
Hedged item	Hedging instrument	Average rate	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk									
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 290.22	$ 92	$ 568	$ 8,376	$ 9,036	$ 24	$ (48)	$ (24)
Foreign exchange risk									
Foreign currency assets	Foreign currency swaps	CAD/EUR: 0.66703	-	160	1,311	1,471	16	-	16
Foreign currency assets	Foreign currency swaps	CAD/GBP: 0.56259	-	115	434	549	22	-	22
Foreign currency assets	Foreign currency swaps	CAD/USD: 0.73009	165	407	1,067	1,639	9	(27)	(18)
Foreign exchange and interest rate risk									
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	-	-	650	650	-	(216)	(216)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	42	9	-	51	7	-	7
Equity risk									
Stock-based compensation	Equity contracts	MFC price: $30.12	20	304	-	324	6	-	6
Total			$ 319	$ 1,563	$11,838	$13,720	$ 84	$ (291)	$ (207)

Fair value and the fair value hierarchy of derivative instruments

As at December 31, 2025	Fair value		Level 1		Level 2		Level 3
Derivative assets							
Interest rate contracts	$	**5,403**	$	**-**	$	**5,380**	$	**23**
Foreign exchange contracts		**3,218**		**-**		**3,218**		**-**
Equity contracts		**1,006**		**-**		**956**		**50**
Credit default swaps		**1**		**-**		**1**		**-**
Total derivative assets	$	**9,628**	$	**-**	$	**9,555**	$	**73**
Derivative liabilities							
Interest rate contracts	$	**10,367**	$	**-**	$	**10,307**	$	**60**
Foreign exchange contracts		**3,952**		**-**		**3,949**		**3**
Equity contracts		**28**		**-**		**22**		**6**
Total derivative liabilities	$	**14,347**	$	**-**	$	**14,278**	$	**69**

As at December 31, 2024	Fair value		Level 1		Level 2		Level 3
Derivative assets							
Interest rate contracts	$	5,193	$	-	$	5,026	$	167
Foreign exchange contracts		2,742		-		2,742		-
Equity contracts		730		-		730		-
Credit default swaps		2		-		2		-
Total derivative assets	$	8,667	$	-	$	8,500	$	167
Derivative liabilities							
Interest rate contracts	$	10,954	$	-	$	7,571	$	3,383
Foreign exchange contracts		3,230		-		3,227		3
Equity contracts		63		-		47		16
Total derivative liabilities	$	14,247	$	-	$	10,845	$	3,402

Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (g).

(b)   Hedging Relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these derivatives meet the requirements of hedge accounting and designating them in qualifying hedge accounting relationships achieves the desired IFRS presentation. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges.

At the inception of a hedge accounting relationship, the Company documents the relationship between the hedging instrument and hedged item, its risk management objective, and its strategy for undertaking the hedge. At hedge inception and on an ongoing basis, an assessment is performed and documented to demonstrate that the hedging relationship qualifies or continues to qualify for hedge accounting. In order to qualify for hedge accounting, there has to be an economic relationship between the hedging instrument and the hedged item, an assessment that the effect of credit risk does not dominate the economic relationship, and the hedge ratio between the hedging instrument and the hedged item will be based on the approach used by risk management, unless the hedge ratio used by risk management results in an imbalance that would create hedge ineffectiveness that is inconsistent with the purpose of hedge accounting.

- The Company designates a specific risk component or a combination of risk components as the hedged risk, including benchmark interest rate, foreign exchange rate, equity price and consumer price index components. All these risk components are observable in the relevant market environment and the changes in fair value or variability in cash flows attributable to these risk components can be reliably measured for hedged items. The hedged risk is generally the most significant risk component of the overall changes in fair value or in cash flows. The Company acquires derivatives for economic hedging purposes with underlying characteristics that offset the hedged risk based on the risk management strategy.

- The Company executes hedging derivatives with counterparties with high credit quality and monitors the creditworthiness of the counterparties to ensure they are expected to meet cash flow obligations on the hedging instruments as they come due, and that the probability of counterparty default is remote. Further, changes in the Company's own credit risk are immaterial and have insignificant impact to the hedging relationships.

- A hedge ratio is calculated as the ratio between the quantity of the hedged item that the Company hedges and the quantity of the hedging instrument the Company uses to hedge that quantity of hedged item.

  ◦ For group fair value hedges of foreign exchange and interest rate risk of insurance liabilities and group fair value hedges of foreign exchange and interest rate risk of debt instruments, the Company constructs the hedge relationship by comparing interest rate sensitivities of the group of hedging derivatives and the group of hedged items in the same currency. Interest rate sensitivities are compared by estimating the change in the present value of cash flows of hedged items and of hedging derivatives from an instantaneous shock to interest rates, assuming no rebalancing actions are undertaken.

  ◦ For the rest of the Company's hedge accounting relationships, the Company generally constructs the hedge relationships by comparing the notional amounts of the hedging derivatives with that of the hedged items.

Hedge ineffectiveness in various hedging relationships may still exist and potential sources of hedge ineffectiveness by risk category are summarized below:

	Interest rate risk	Foreign currency risk	Equity risk	Consumer price index risk
Mismatches in some critical terms of hedging instrument and hedged item	✓	✓	✓	✓
Differences in valuation methodologies including discounting factor	✓	✓		✓
Changes in timing and amount of forecasted hedged items		✓		✓
Differences due to the use of non-zero fair value hedging instruments	✓	✓		

Hedging relationships that frequently reset

The Company uses a portfolio of derivatives as a fair value hedge of foreign exchange rate and interest rate fluctuations of fixed-rate debt instruments denominated in non-functional currencies, as well as interest rate fluctuations of guaranteed insurance liabilities. The risk management objective is to hedge these foreign exchange and interest rate fluctuations with a hedge horizon of three months. At the end of each hedge horizon, the hedging relationships mature; and new fair value hedging relationships are designated with a newly designated pool of hedging instruments and hedged items.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed-rate financial instruments and guaranteed insurance liabilities due to changes in interest rates. The Company also uses cross-currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in total investment result. These investment gains (losses) are shown in the following tables.

For the year ended December 31, 2025	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items[1]	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets						
Interest rate risk						
Debt securities and others[2] at FVOCI	$ 269	$ 917	$ 1,186	$ 51,430	$ (405)	$ 174
Foreign currency risk						
Debt securities and others at FVOCI	(321)	321	-	6,370	-	-
Foreign currency and interest rate risk						
Debt securities and others at FVOCI	390	(483)	(93)	10,715	(106)	(109)
Total assets	$ 338	$ 755	$ 1,093	$ 68,515	$ (511)	$ 65
Liabilities						
Interest rate risk						
Insurance contract liabilities and others[3]	$ 1,304	$ (2,392)	$ (1,088)	$ 51,642	$ 1,025	$ 3,591
Foreign currency and interest rate risk						
Insurance contract liabilities and others	(124)	298	174	4,580	29	51
Total liabilities	$ 1,180	$ (2,094)	$ (914)	$ 56,222	$ 1,054	$ 3,642

For the year ended December 31, 2024	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items[1]	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets						
Interest rate risk						
Debt securities at FVOCI	$ (833)	$ 812	$ (21)	$ 117,538	$ (1)	$ (601)
Foreign currency risk						
Debt securities at FVOCI	(80)	80	-	3,561	-	-
Foreign currency and interest rate risk						
Debt securities at FVOCI	451	(559)	(108)	11,130	(367)	196
Total assets	$ (462)	$ 333	$ (129)	$ 132,229	$ (368)	$ (405)
Liabilities						
Interest rate risk						
Insurance contract liabilities	$ 3,591	$ (3,329)	$ 262	$ 47,747	$ 3,386	$ 237
Foreign currency and interest rate risk						
Insurance contract liabilities	55	(17)	38	3,167	137	-
Total liabilities	$ 3,646	$ (3,346)	$ 300	$ 50,914	$ 3,523	$ 237

[1] The carrying amounts for hedged items presented are related to hedged items in active hedging relationships as at the reporting date.

[2] Includes hedge accounting results for a new hedge strategy designated in 2025 for hedging interest rate risk related to fixed rate residential mortgage with carrying amount of $386 as at the reporting date with ineffectiveness during the year ended December 31, 2025 of $1.

[3] Includes hedge accounting results for a new hedge strategy designated in 2025 for hedging interest rate risk related to fixed rate term deposits with carrying amount of $100 as at the reporting date with no ineffectiveness during the year ended December 31, 2025.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and from forecasted transactions. The Company also uses cross-currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following tables. The effective portion of the change in fair value of hedging instruments associated with the Consumer Price Index ("CPI") cash flow hedge accounting program is presented in AOCI – Insurance finance income (expenses), in the same line as the hedged item. The accumulated other comprehensive income (loss) balances of $(54) as at December 31, 2025 (2024 – $10) were all related to continuing cash flow hedges, of which $(60) (December 31, 2024 – $(42)) related to CPI cash flow hedges that were reported in AOCI – Insurance finance income (expenses). There was $nil balance in AOCI related to de-designated hedges as at December 31, 2025 (2024 – $nil).

For the year ended December 31, 2025	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Interest rate risk						
Treasury locks	Forecasted liability issuance	$ -	$ -	$ -	$ -	$ -
Foreign exchange risk						
Foreign currency swaps	Fixed rate liabilities	-	-	-	-	-
Interest and foreign exchange risk						
Foreign currency swaps	Floating rate liabilities	(8)	8	8	17	-
Equity price risk						
Equity contracts	Stock-based compensation	(50)	50	50	87	-
CPI risk						
Interest rate swaps[1]	Inflation linked insurance liabilities	(5)	5	5	23	-
Total		$ (63)	$ 63	$ 63	$ 127	$ -

For the year ended December 31, 2024	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Interest rate risk						
Treasury locks	Forecasted liability issuance	$ 3	$ (3)	$ (3)	$ -	$ -
Foreign exchange risk						
Foreign currency swaps	Fixed rate liabilities	(23)	23	23	26	-
Interest and foreign exchange risk						
Foreign currency swaps	Floating rate liabilities	32	(32)	(32)	(75)	-
Equity price risk						
Equity contracts	Stock-based compensation	(145)	145	145	66	-
CPI risk						
Interest rate swaps[1]	Inflation linked insurance liabilities	(60)	60	60	17	-
Total		$ (193)	$ 193	$ 193	$ 34	$ -

[1] Gains (losses) deferred in AOCI on derivatives are presented in AOCI under Insurance finance income (expenses).

The Company anticipates that net losses of approximately $11 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 11 years with exception to CPI hedge relationships where the maximum time frame for which variable cash flows are hedged is 30 years.

The table below details the balances in the Company's cash flow hedge reserve.

As at December 31,	2025	2024
Balances in the cash flow hedge reserve for continuing hedges	$ (54)	$ 10
Balances remaining in the cash flow hedge reserve on de-designated hedges	-	-
Total	$ (54)	$ 10

Hedges of net investments in foreign operations

The Company uses non-functional currency denominated long-term debt (refer to note 9) and forward currency contracts to mitigate the foreign exchange translation risk of net investments in foreign operations.

The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following tables.

For the year ended December 31, 2025	Change in fair value of hedged items for ineffectiveness measurement		Change in fair value of hedging instruments for ineffectiveness measurement		Gains (losses) deferred in AOCI		Gains (losses) reclassified from AOCI into Total investment result		Ineffectiveness recognized in Total investment result	
Non-functional currency denominated debt	$	(368)	$	368	$	368	$	-	$	-
Forward currency contracts		7		(7)		(7)		-		-
Total	$	(361)	$	361	$	361	$	-	$	-

For the year ended December 31, 2024	Change in fair value of hedged items for ineffectiveness measurement		Change in fair value of hedging instruments for ineffectiveness measurement		Gains (losses) deferred in AOCI		Gains (losses) reclassified from AOCI into Total investment result		Ineffectiveness recognized in Total investment result	
Non-functional currency denominated debt	$	665	$	(665)	$	(665)	$	-	$	-
Forward currency contracts		(45)		45		45		-		-
Total	$	620	$	(620)	$	(620)	$	-	$	-

The table below details the balances in the Company's net investment hedge reserve.

As at December 31,	2025		2024	
Balances in the foreign currency translation reserve for continuing hedges	$	(200)	$	(561)
Balances remaining in the net investment hedge reserve on de-designated hedges		-		-
Total	$	(200)	$	(561)

Reconciliation of accumulated other comprehensive income (loss) related to cash flow hedges

For the year ended December 31, 2025	Accumulated other comprehensive income (loss), beginning of year		Hedging gains (losses) recognized in AOCI during the year		Reclassification from AOCI to income		Accumulated other comprehensive income (loss), end of year		Reclassification adjustment related to de-designated hedges as hedged item affects income		Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur	
Interest rate risk	$	(2)	$	-	$	-	$	(2)	$	-	$	-
Interest rate and foreign exchange risk		(64)		8		17		(73)		-		-
Foreign exchange translation risk		-		-		-		-		-		-
CPI risk		(42)		5		23		(60)		-		-
Equity price risk		118		50		87		81		-		-
Total	$	10	$	63	$	127	$	(54)	$	-	$	-

For the year ended December 31, 2024	Accumulated other comprehensive income (loss), beginning of year		Hedging gains (losses) recognized in AOCI during the year		Reclassification from AOCI to income		Accumulated other comprehensive income (loss), end of year		Reclassification adjustment related to de-designated hedges as hedged item affects income		Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur	
Interest rate risk	$	1	$	(3)	$	-	$	(2)	$	-	$	-
Interest rate and foreign exchange risk		(107)		(32)		(75)		(64)		-		-
Foreign exchange translation risk		3		23		26		-		-		-
CPI risk		(85)		60		17		(42)		-		-
Equity price risk		39		145		66		118		-		-
Total	$	(149)	$	193	$	34	$	10	$	-	$	-

Reconciliation of accumulated other comprehensive income (loss) related to net investment hedges

For the year ended December 31, 2025	Accumulated other comprehensive income (loss), beginning of year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$ (561)	$ 361	$ -	$ (200)	$ -	$ -

For the year ended December 31, 2024	Accumulated other comprehensive income (loss), beginning of year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$ 59	$ (620)	$ -	$ (561)	$ -	$ -

Cost of hedging

The Company has elected to apply IFRS 9's cost of hedging guidance for certain hedging relationships. The excluded components from hedging relationships related to forward elements and foreign currency basis spreads on time-period related hedged items, are presented in AOCI as cost of hedging. The following table provides details of the movement in the cost of hedging by hedged risk category.

For the year ended December 31,	2025	2024
Foreign exchange risk		
Balance, beginning of year	$ 111	$ -
Changes in fair value	(143)	111
Amount reclassified to profit or loss	(37)	-
Balance, end of year	$ 5	$ 111
Foreign exchange and interest rate risk		
Balance, beginning of year	$ 8	$ 18
Changes in fair value	(3)	(10)
Amount reclassified to profit or loss	-	-
Balance, end of year	$ 5	$ 8

(c) Derivatives Not Designated in Qualifying Hedge Accounting Relationships

The Company uses derivatives to economically hedge various financial risks, however, not all derivatives qualify for hedge accounting and in some cases, the Company has not elected to apply hedge accounting. Below are the investment income impacts of derivatives not designated in qualifying hedge accounting relationships.

Investment income (loss) on derivatives not designated in qualifying hedge accounting relationships

For the years ended December 31,	2025	2024
Interest rate swaps	$ 4	$ (116)
Interest rate futures	114	52
Interest rate options	(9)	(20)
Foreign currency swaps	144	108
Currency rate futures	15	(137)
Forward contracts	(423)	(626)
Equity futures	(477)	(423)
Equity contracts	766	437
Credit default swaps	(1)	(1)
Total	$ 133	$ (726)

(d) Embedded Derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts. Reinsured contracts with guaranteed minimum income benefits had a fair value of $221 (2024 – $281) and reinsurance assumed with guaranteed minimum income benefits had a fair value of $nil (2024 – $nil).

The Company's credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contract. As at December 31, 2025, these embedded derivative liabilities had a fair value of $277 (2024 – $265).

Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products' minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index ("CPI") indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and / or are closely related to the insurance host contract.

Note 5   Goodwill and Intangible Assets

(a)   Change in the Carrying Value of Goodwill and Intangible Assets

The following tables present the changes in carrying value of goodwill and intangible assets.

For the year ended December 31, 2025	Balance, January 1, 2025	Net additions/ (disposals)[1],[3]	Amortization expense	Effect of changes in foreign exchange rates	Balance, December 31, 2025
Goodwill	$ 6,275	$ 739	$ n/a	$ (137)	$ 6,877
Indefinite life intangible assets					
Brand	866	21	n/a	(43)	844
Fund management contracts and other[4]	1,258	175	n/a	(34)	1,399
	2,124	196	n/a	(77)	2,243
Finite life intangible assets[5]					
Distribution networks	840	59	(69)	(38)	792
Customer relationships	542	280	(34)	(14)	774
Software	1,212	385	(254)	(32)	1,311
Fund management contracts and other	59	277	(7)	(2)	327
	2,653	1,001	(364)	(86)	3,204
Total intangible assets	4,777	1,197	(364)	(163)	5,447
Total goodwill and intangible assets	$ 11,052	$ 1,936	$ (364)	$ (300)	$ 12,324

For the year ended December 31, 2024	Balance, January 1, 2024	Net additions/ (disposals)[2]	Amortization expense	Effect of changes in foreign exchange rates	Balance, December 31, 2024
Goodwill	$ 5,919	$ 150	$ n/a	$ 206	$ 6,275
Indefinite life intangible assets					
Brand	791	3	n/a	72	866
Fund management contracts and other[4]	1,034	156	n/a	68	1,258
	1,825	159	n/a	140	2,124
Finite life intangible assets[5]					
Distribution networks	834	13	(56)	49	840
Customer relationships	582	-	(52)	12	542
Software	1,102	329	(257)	38	1,212
Fund management contracts and other	48	7	(9)	13	59
	2,566	349	(374)	112	2,653
Total intangible assets	4,391	508	(374)	252	4,777
Total goodwill and intangible assets	$ 10,310	$ 658	$ (374)	$ 458	$ 11,052

[1] In November 2025, the Company completed the acquisition of a 75% interest in Comvest Credit Partners. Goodwill, brand, indefinite life fund management contracts, finite lived customer relationships and finite life fund management contracts and other of $739, $21, $144, $280 and $290, respectively, were recognized. Refer to note 24.

[2] In April 2024, the Company acquired control of CQS Management Limited, the London-based alternative credit investment manager, through purchase of 100% of its shares outstanding. The transaction included cash consideration of $334 and contingent consideration of $8. Goodwill, brand, indefinite lived and definite lived management contracts of $150, $3, $153 and $7 were recognized.

[3] In August 2025, the Company acquired $15 of insurance licenses to operate across multiple U.S. states.

[4] Fund management contracts are primarily allocated to Canada WAM and U.S. WAM CGUs with carrying values of $273 (2024 – $273) and $545 (2024 – $421), respectively.

[5] Gross carrying amount of finite life intangible assets was $3,703 for software, $1,611 for distribution networks, $1,417 for customer relationships and $434 for fund management contracts and other (2024 – $3,408, $1,617, $1,156 and $156), respectively.

(b) Goodwill Impairment Testing

The Company completed its annual goodwill impairment testing in the fourth quarter of 2025 by determining the recoverable amounts of its CGUs using valuation techniques discussed below (refer to notes 1 (f) and 5 (c)). The testing resulted in $nil impairment of goodwill in 2025 (2024 – $nil).

The following tables present the carrying value of goodwill by CGU or group of CGUs.

For the year ended December 31, 2025 CGU or group of CGUs	Balance, January 1, 2025	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31, 2025	Test method
Asia					
Asia Insurance (excluding Japan)	$ 170	$ -	$ (4)	$ 166	FVLCS
Japan Insurance	321	-	(14)	307	VIU
Canada Insurance	1,966	-	(5)	1,961	FVLCS
U.S. Insurance	382	-	(18)	364	FVLCS
Global Wealth and Asset Management					
Asia WAM	479	-	(23)	456	FVLCS, VIU
Canada WAM	1,436	-	-	1,436	VIU
U.S. WAM	1,521	739	(73)	2,187	VIU
Total	**$ 6,275**	**$ 739**	**$ (137)**	**$ 6,877**	

For the year ended December 31, 2024 CGU or group of CGUs	Balance, January 1, 2024	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31, 2024	Test method
Asia					
Asia Insurance (excluding Japan)	$ 159	$ -	$ 11	$ 170	FVLCS
Japan Insurance	328	-	(7)	321	VIU
Canada Insurance	1,958	-	8	1,966	VIU
U.S. Insurance	350	-	32	382	VIU
Global Wealth and Asset Management					
Asia WAM	438	-	41	479	FVLCS, VIU
Canada WAM	1,436	-	-	1,436	VIU
U.S. WAM	1,250	150	121	1,521	VIU
Total	**$ 5,919**	**$ 150**	**$ 206**	**$ 6,275**	

The valuation techniques, significant assumptions and sensitivities, where applicable, applied in the goodwill impairment testing are described below.

(c) Valuation Techniques

When determining if a CGU is impaired, the Company determines whether its recoverable amount is greater than its carrying value. Capital levels used are aligned with the Company's internal reporting practices.

Fair value less costs to sell (FVLCS)

Under the FVLCS approach, the Company determines the fair value of the CGU or group of CGUs using an approach which incorporates forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings multiple derived from the observable price-to-earnings multiples of comparable financial institutions.

Value-in-use (VIU)

VIU recoverable value for insurance CGUs is determined with a projection of future distributable earnings derived from both the in-force business and future business, reflecting the economic value for the CGUs' profit potential. This approach uses assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates.

For other CGUs, VIU recoverable value is determined based on discounted cash flow analysis which incorporates relevant aspects of the embedded appraisal value approach.

(d) Significant Assumptions

For FVLCS valuations, earnings multiples ranged from 5.9 to 16.7 (2024 – 6.7 to 13.6). The resulting valuations are categorized as Level 3 of the fair value hierarchy (2024 – Level 3).

For VIU valuations based on future distributable earnings, projections are based on discounted projected earnings from in-force contracts and the value of 80 years of new business, reflecting the long-duration nature of insurance businesses (2024 – Japan Insurance, Canada Insurance and U.S. Insurance, 80 years). In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns and product mix, as well as industry and market trends. For VIU valuations based on discounted cash flow analysis, cash flow projections are based on the most recent budgets and forecasts and generally cover a period of five years; a long-term growth rate is applied to project cash flows beyond the forecast period. Long-term growth rates used for these extrapolations ranged from approximately 1.7 per cent to 4.5 per cent (2024 – approximately 1.7 per cent to 8.0 per cent).

Interest rate assumptions are based on prevailing market rates at the valuation date. These interest rate assumptions are used to estimate items such as investment yields and reinvestment returns within the cash flow projections. Discount rates assumed were 9.8 per cent on an after-tax basis or 10.1 per cent on a pre-tax basis (2024 – 10.0 per cent to 13.0 per cent on an after-tax basis or 12.5 per cent to 16.3 per cent on a pre-tax basis).

Tax rates applied to the projections include the impact of internal reinsurance treaties where applicable and were 28.0 per cent, 27.8 per cent and 21.0 per cent for the Japan, Canada and U.S. jurisdictions, respectively (2024 – 28.0 per cent, 27.8 per cent and 21.0 per cent, respectively). Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that effective tax rates could differ from those assumed.

Key assumptions may change as economic and market conditions change, which could result in future impairment charges. These changes could include adverse changes in discount rates (for example, due to changes in interest rates), changes in growth-rate assumptions used in cash flow projections, or reductions in market-based earnings multiples.

Note 6   Insurance and Reinsurance Contract Assets and Liabilities

(a)   Composition

Portfolios of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contracts that are assets and those that are liabilities, are presented separately in the Consolidated Statements of Financial Position. The components of net insurance and reinsurance contract liabilities are shown below. The composition of insurance contract assets and liabilities, and reinsurance contract held assets and liabilities by the reporting segment is as follows.

Insurance contract assets and liabilities

As at December 31,	2025				2024			
	Insurance contract assets	Insurance contract liabilities	Insurance contract liabilities for account of segregated fund holders	Net insurance contract liabilities	Insurance contract assets	Insurance contract liabilities	Insurance contract liabilities for account of segregated fund holders	Net insurance contract liabilities
Asia	$ (161)	$ 170,754	$ 29,895	$ 200,488	$ (53)	$ 154,222	$ 26,367	$ 180,536
Canada	(33)	84,517	38,218	122,702	(32)	82,459	38,099	120,526
U.S.	-	157,867	60,893	218,760	-	161,484	62,079	223,563
Corporate and Other	-	(908)	-	(908)	(6)	(897)	-	(903)
Insurance contract balances	(194)	412,230	129,006	541,042	(91)	397,268	126,545	523,722
Assets for insurance acquisition cash flows	-	(698)	-	(698)	(11)	(867)	-	(878)
Total	$ (194)	$ 411,532	$ 129,006	$ 540,344	$ (102)	$ 396,401	$ 126,545	$ 522,844

Reinsurance contract held assets and liabilities

As at December 31,	2025			2024		
	Assets	Liabilities	Net reinsurance contract held assets	Assets	Liabilities	Net reinsurance contract held assets
Asia	$ 8,959	$ (2,986)	$ 5,973	$ 9,204	$ (2,394)	$ 6,810
Canada	6,626	(263)	6,363	7,021	(262)	6,759
U.S.	45,559	(25)	45,534	43,043	(13)	43,030
Corporate and Other	(263)	1	(262)	(253)	-	(253)
Total	$ 60,881	$ (3,273)	$ 57,608	$ 59,015	$ (2,669)	$ 56,346

As at December 31,	2025	2024
Net insurance contract held liabilities	$ 540,344	$ 522,844
Net reinsurance contract held assets	(57,608)	(56,346)
Net insurance and reinsurance contract held liabilities	$ 482,736	$ 466,498

(b)   Movements in Carrying Amounts of Insurance and Reinsurance Contracts

The following tables present the movements in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the year for the Company and for each reporting segment. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.

There are two types of tables presented:

* Tables which analyze movements in the net assets or liabilities for remaining coverage and for incurred claims separately and reconcile them to the relevant Consolidated Statements of Income and Consolidated Statements of Comprehensive Income line items.
* Tables which analyze movements of contracts by measurement components including estimates of the present value of future cash flows, risk adjustment and CSM.

(l)   Total

Insurance contracts – Analysis by remaining coverage and incurred claims

The following tables present the movements in the net assets or liabilities for insurance contracts issued, showing the amounts for remaining coverage and the amounts for incurred claims and assets for insurance acquisition cash flows for the years ended December 31, 2025 and 2024.

	Liabilities for remaining coverage		Liabilities for incurred claims				
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$ (153)	$ 5	$ 56	$ 1	$ -	$ (11)	$ (102)
Opening insurance contract liabilities	377,600	2,023	5,698	11,256	691	(867)	396,401
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	-	-	126,545
Net opening balance, January 1, 2025	**503,992**	**2,028**	**5,754**	**11,257**	**691**	**(878)**	**522,844**
Insurance revenue							
Expected incurred claims and other insurance service expenses	(15,284)	-	-	-	-	-	(15,284)
Change in risk adjustment for non-financial risk expired	(1,401)	-	-	-	-	-	(1,401)
CSM recognized for services provided	(3,130)	-	-	-	-	-	(3,130)
Recovery of insurance acquisition cash flows	(1,907)	-	-	-	-	-	(1,907)
Contracts under PAA	(7,166)	-	-	-	-	-	(7,166)
	(28,888)	-	-	-	-	-	(28,888)
Insurance service expense							
Incurred claims and other insurance service expenses	-	(137)	14,823	7,565	227	-	22,478
Losses and reversal of losses on onerous contracts (future service)	-	393	-	-	-	-	393
Changes to liabilities for incurred claims (past service)	-	-	67	(2,595)	(155)	-	(2,683)
Amortization of insurance acquisition cash flows	2,903	-	-	-	-	-	2,903
Net impairment of assets for insurance acquisition cash flows	-	-	-	-	-	-	-
	2,903	256	14,890	4,970	72	-	23,091
Investment components and premium refunds	**(20,812)**	**-**	**18,071**	**2,741**	**-**	**-**	**-**
Insurance service result	**(46,797)**	**256**	**32,961**	**7,711**	**72**	**-**	**(5,797)**
Insurance finance (income) expenses	22,608	58	176	546	24	-	23,412
Effects of movements in foreign exchange rates	(13,914)	(85)	(185)	(32)	-	14	(14,202)
Total changes in income and OCI	**(38,103)**	**229**	**32,952**	**8,225**	**96**	**14**	**3,413**
Cash flows							
Premiums and premium tax received	61,722	-	-	-	-	-	61,722
Claims and other insurance service expenses paid, including investment components	-	-	(32,582)	(7,794)	-	-	(40,376)
Insurance acquisition cash flows	(9,749)	-	-	-	-	-	(9,749)
Total cash flows	**51,973**	**-**	**(32,582)**	**(7,794)**	**-**	**-**	**11,597**
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(137)	-	-	-	-	137	-
Acquisition cash flows incurred in the year	-	-	-	-	-	29	29
Movements related to insurance contract liabilities for account of segregated fund holders	2,461	-	-	-	-	-	2,461
Net closing balance	**520,186**	**2,257**	**6,124**	**11,688**	**787**	**(698)**	**540,344**
Closing insurance contract assets	(259)	9	56	-	-	-	(194)
Closing insurance contract liabilities	391,439	2,248	6,068	11,688	787	(698)	411,532
Closing insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	-	-	129,006
Net closing balance, December 31, 2025	**$ 520,186**	**$ 2,257**	**$ 6,124**	**$ 11,688**	**$ 787**	**$ (698)**	**$ 540,344**

Insurance finance (income) expenses ("IFIE")		
Insurance finance (income) expenses, per disclosure above		$ 23,412
Reclassification of derivative OCI to IFIE – cash flow hedges		(9)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge		2,093
Insurance finance (income) expenses, per disclosure in note 6 (f)		**$ 25,496**

Insurance contracts – Analysis by remaining coverage and incurred claims (continued)

	Liabilities for remaining coverage		Liabilities for incurred claims				
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$ (201)	$ -	$ 56	$ -	$ -	$ -	$ (145)
Opening insurance contract liabilities	351,045	1,092	5,609	10,445	625	(820)	367,996
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	-	-	114,143
Net opening balance, January 1, 2024	464,987	1,092	5,665	10,445	625	(820)	481,994
Insurance revenue							
Expected incurred claims and other insurance service expenses	(14,340)	-	-	-	-	-	(14,340)
Change in risk adjustment for non-financial risk expired	(1,414)	-	-	-	-	-	(1,414)
CSM recognized for services provided	(2,697)	-	-	-	-	-	(2,697)
Recovery of insurance acquisition cash flows	(1,351)	-	-	-	-	-	(1,351)
Contracts under PAA	(6,790)	-	-	-	-	-	(6,790)
	(26,592)	-	-	-	-	-	(26,592)
Insurance service expense							
Incurred claims and other insurance service expenses	-	(105)	13,855	7,423	224	-	21,397
Losses and reversal of losses on onerous contracts (future service)	-	882	-	-	-	-	882
Changes to liabilities for incurred claims (past service)	-	-	(12)	(2,391)	(202)	-	(2,605)
Amortization of insurance acquisition cash flows	2,148	-	-	-	-	-	2,148
Net impairment of assets for insurance acquisition cash flows	-	-	-	-	-	-	-
	2,148	777	13,843	5,032	22	-	21,822
Investment components and premium refunds	(23,554)	-	20,835	2,719	-	-	-
Insurance service result	(47,998)	777	34,678	7,751	22	-	(4,770)
Insurance finance (income) expenses	2,645	44	(85)	689	44	-	3,337
Effects of movements in foreign exchange rates	24,962	115	272	29	-	(21)	25,357
Total changes in income and OCI	(20,391)	936	34,865	8,469	66	(21)	23,924
Cash flows							
Premiums and premium tax received	55,437	-	-	-	-	-	55,437
Claims and other insurance service expenses paid, including investment components	-	-	(34,776)	(7,657)	-	-	(42,433)
Insurance acquisition cash flows	(8,287)	-	-	-	-	-	(8,287)
Total cash flows	47,150	-	(34,776)	(7,657)	-	-	4,717
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(156)	-	-	-	-	156	-
Acquisition cash flows incurred in the year	-	-	-	-	-	(193)	(193)
Movements related to insurance contract liabilities for account of segregated fund holders	12,402	-	-	-	-	-	12,402
Net closing balance	503,992	2,028	5,754	11,257	691	(878)	522,844
Closing insurance contract assets	(153)	5	56	1	-	(11)	(102)
Closing insurance contract liabilities	377,600	2,023	5,698	11,256	691	(867)	396,401
Closing insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	-	-	126,545
Net closing balance, December 31, 2024	$ 503,992	$ 2,028	$ 5,754	$ 11,257	$ 691	$ (878)	$ 522,844

Insurance finance (income) expenses	
Insurance finance (income) expenses, per disclosure above	$ 3,337
Reclassification of derivative OCI to IFIE – cash flow hedges	(52)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	3,346
Insurance finance (income) expenses, per disclosure in note 6 (f)	$ 6,631

Insurance contracts – Analysis by measurement components

The following tables present the movements in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the years ended December 31, 2025 and 2024.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM Fair value	CSM Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$ (490)	$ 144	$ 100	$ 148	$ -	$ (98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	18,907	7,610	(61)	383,322
Opening PAA insurance contract net liabilities	13,201	691	-	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	-	126,545
Net opening balance, January 1, 2025	**473,962**	**22,995**	**19,007**	**7,758**	**(878)**	**522,844**
CSM recognized for services provided	-	-	(2,175)	(955)	-	(3,130)
Change in risk adjustment for non-financial risk for risk expired	-	(1,418)	-	-	-	(1,418)
Experience adjustments	(551)	-	-	-	-	(551)
Changes that relate to current services	**(551)**	**(1,418)**	**(2,175)**	**(955)**	**-**	**(5,099)**
Contracts initially recognized during the year	(5,322)	1,102	3	4,298	-	81
Changes in estimates that adjust the CSM	(3,412)	867	1,432	1,113	-	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	329	3	-	-	-	332
Changes that relate to future services	**(8,405)**	**1,972**	**1,435**	**5,411**	**-**	**413**
Adjustments to liabilities for incurred claims	81	(15)	-	-	-	66
Changes that relate to past services	**81**	**(15)**	**-**	**-**	**-**	**66**
Insurance service result	**(8,875)**	**539**	**(740)**	**4,456**	**-**	**(4,620)**
Insurance finance (income) expenses	21,158	1,238	241	193	-	22,830
Effects of movements in foreign exchange rates	(12,220)	(1,054)	(579)	(274)	-	(14,127)
Total changes in income and OCI	**63**	**723**	**(1,078)**	**4,375**	**-**	**4,083**
Total cash flows	10,436	-	-	-	-	10,436
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(6)	-	-	-	6	-
Acquisition cash flows incurred in the year	-	-	-	-	(5)	(5)
Change in PAA balance	245	101	-	-	179	525
Movements related to insurance contract liabilities for account of segregated fund holders	2,461	-	-	-	-	2,461
Net closing balance	**487,161**	**23,819**	**17,929**	**12,133**	**(698)**	**540,344**
Closing GMM and VFA insurance contract assets	(474)	92	87	100	1	(194)
Closing GMM and VFA insurance contract liabilities	345,183	22,935	17,842	12,033	(61)	397,932
Closing PAA insurance contract net liabilities	13,446	792	-	-	(638)	13,600
Closing insurance contract liabilities for account of segregated fund insurance holders	129,006	-	-	-	-	129,006
Net closing balance, December 31, 2025	**$ 487,161**	**$ 23,819**	**$ 17,929**	**$ 12,133**	**$ (698)**	**$ 540,344**

Insurance finance (income) expenses

Insurance finance (income) expenses, per disclosure above	$ 22,830
Reclassification of derivative OCI to IFIE – cash flow hedges	(9)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	1,908
PAA items:	
PAA IFIE	582
PAA Reclassification of derivative OCI to IFIE – cash flow hedges	-
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge	185
Insurance finance (income) expenses, per disclosure in note 6 (f)	**$ 25,496**

Insurance contracts – Analysis by measurement components (continued)

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM		Assets for insurance acquisition cash flows	Total
			Fair value	Other		
Opening GMM and VFA insurance contract assets	$ (416)	$ 141	$ 32	$ 99	$ -	$ (144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	17,381	4,592	(59)	355,418
Opening PAA insurance contract net liabilities	12,712	626	-	-	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	-	114,143
Net opening balance, January 1, 2024	437,246	23,464	17,413	4,691	(820)	481,994
CSM recognized for services provided	-	-	(2,097)	(600)	-	(2,697)
Change in risk adjustment for non-financial risk for risk expired	-	(1,430)	-	-	-	(1,430)
Experience adjustments	(532)	-	-	-	-	(532)
Changes that relate to current services	(532)	(1,430)	(2,097)	(600)	-	(4,659)
Contracts initially recognized during the year	(4,043)	952	2	3,193	-	104
Changes in estimates that adjust the CSM	(459)	(1,866)	2,388	(63)	-	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	770	7	-	-	-	777
Changes that relate to future services	(3,732)	(907)	2,390	3,130	-	881
Adjustments to liabilities for incurred claims	(8)	(4)	-	-	-	(12)
Changes that relate to past services	(8)	(4)	-	-	-	(12)
Insurance service result	(4,272)	(2,341)	293	2,530	-	(3,790)
Insurance finance (income) expenses	2,317	(59)	233	121	-	2,612
Effects of movements in foreign exchange rates	21,946	1,866	1,068	416	-	25,296
Total changes in income and OCI	19,991	(534)	1,594	3,067	-	24,118
Total cash flows	3,840	-	-	-	-	3,840
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(6)	-	-	-	6	-
Acquisition cash flows incurred in the year	-	-	-	-	(8)	(8)
Change in PAA balance	489	65	-	-	(56)	498
Movements related to insurance contract liabilities for account of segregated fund holders	12,402	-	-	-	-	12,402
Net closing balance	473,962	22,995	19,007	7,758	(878)	522,844
Closing GMM and VFA insurance contract assets	(490)	144	100	148	-	(98)
Closing GMM and VFA insurance contract liabilities	334,706	22,160	18,907	7,610	(61)	383,322
Closing PAA insurance contract net liabilities	13,201	691	-	-	(817)	13,075
Closing insurance contract liabilities for account of segregated fund insurance holders	126,545	-	-	-	-	126,545
Net closing balance, December 31, 2024	$ 473,962	$ 22,995	$ 19,007	$ 7,758	$ (878)	$ 522,844

Insurance finance (income) expenses

Insurance finance (income) expenses, per disclosure above	$ 2,612
Reclassification of derivative OCI to IFIE – cash flow hedges	(52)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	3,333
PAA items:	
PAA IFIE	725
PAA Reclassification of derivative OCI to IFIE – cash flow hedges	-
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge	13
Insurance finance (income) expenses, per disclosure in note 6 (f)	$ 6,631

Reinsurance contracts held – Analysis by remaining coverage and incurred claims

The following tables present the movements in the net assets or liabilities for reinsurance contracts held, showing assets for remaining coverage and amounts recoverable on incurred claims arising from business ceded to reinsurers for the years ended December 31, 2025 and 2024.

	Assets (liabilities) for remaining coverage		Assets (liabilities) for incurred claims			
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$ 50,723	$ 631	$ 7,395	$ 252	$ 14	$ 59,015
Opening reinsurance contract held liabilities	(2,692)	5	44	(26)	-	(2,669)
Net opening balance, January 1, 2025	**48,031**	**636**	**7,439**	**226**	**14**	**56,346**
Changes in income and OCI						
Allocation of reinsurance premium paid	**(8,451)**	**-**	**-**	**-**	**-**	**(8,451)**
Amounts recoverable from reinsurers						
Recoveries of incurred claims and other insurance service expenses	-	(41)	6,397	623	-	6,979
Recoveries and reversals of recoveries of losses on onerous underlying contracts	-	187	-	-	-	187
Adjustments to assets for incurred claims	-	-	31	(16)	(1)	14
Insurance service result	**(8,451)**	**146**	**6,428**	**607**	**(1)**	**(1,271)**
Investment components and premium refunds	(1,815)	-	1,815	-	-	-
Net expenses from reinsurance contracts	**(10,266)**	**146**	**8,243**	**607**	**(1)**	**(1,271)**
Net finance (income) expenses from reinsurance contracts	2,912	22	(183)	3	1	2,755
Effect of changes in non-performance risk of reinsurers	12	-	-	-	-	12
Effects of movements in foreign exchange rates	(2,650)	(31)	(312)	-	-	(2,993)
Contracts measured under PAA	-	-	-	-	-	-
Total changes in income and OCI	**(9,992)**	**137**	**7,748**	**610**	**-**	**(1,497)**
Cash flows						
Premiums paid[1]	11,915	-	-	-	-	11,915
Amounts received	-	-	(8,538)	(618)	-	(9,156)
Total cash flows	**11,915**	**-**	**(8,538)**	**(618)**	**-**	**2,759**
Net closing balance	**49,954**	**773**	**6,649**	**218**	**14**	**57,608**
Closing reinsurance contract held assets	53,327	765	6,522	253	14	60,881
Closing reinsurance contract held liabilities	(3,373)	8	127	(35)	-	(3,273)
Net closing balance, December 31, 2025	$ 49,954	$ 773	$ 6,649	$ 218	$ 14	$ 57,608

[1] The Company recorded $5.2 billion (2024 – $18.6 billion) reinsurance contract held assets from reinsurance transactions which closed during the year. Refer to note 6 (m).

	Assets (liabilities) for remaining coverage		Assets (liabilities) for incurred claims			
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$ 35,079	$ 246	$ 7,035	$ 275	$ 16	$ 42,651
Opening reinsurance contract held liabilities	(2,634)	2	(136)	(63)	-	(2,831)
Net opening balance, January 1, 2024	32,445	248	6,899	212	16	39,820
Changes in income and OCI						
Allocation of reinsurance premium paid	(7,709)	-	-	-	-	(7,709)
Amounts recoverable from reinsurers						
Recoveries of incurred claims and other insurance service expenses	-	(32)	6,002	607	1	6,578
Recoveries and reversals of recoveries of losses on onerous underlying contracts	-	372	-	-	-	372
Adjustments to assets for incurred claims	-	-	11	(14)	(7)	(10)
Insurance service result	(7,709)	340	6,013	593	(6)	(769)
Investment components and premium refunds	(1,939)	-	1,939	-	-	-
Net expenses from reinsurance contracts	(9,648)	340	7,952	593	(6)	(769)
Net finance (income) expenses from reinsurance contracts	(1,859)	12	4	3	4	(1,836)
Effect of changes in non-performance risk of reinsurers	(58)	-	-	-	-	(58)
Effects of movements in foreign exchange rates	4,021	36	575	-	-	4,632
Contracts measured under PAA	-	-	-	-	-	-
Total changes in income and OCI	(7,544)	388	8,531	596	(2)	1,969
Cash flows						
Premiums paid[1]	23,130	-	-	-	-	23,130
Amounts received	-	-	(7,991)	(582)	-	(8,573)
Total cash flows	23,130	-	(7,991)	(582)	-	14,557
Net closing balance	48,031	636	7,439	226	14	56,346
Closing reinsurance contract held assets	50,723	631	7,395	252	14	59,015
Closing reinsurance contract held liabilities	(2,692)	5	44	(26)	-	(2,669)
Net closing balance, December 31, 2024	$ 48,031	$ 636	$ 7,439	$ 226	$ 14	$ 56,346

[1] The Company recorded $5.2 billion (2024 – $18.6 billion) reinsurance contract held assets from reinsurance transactions which closed during the year. Refer to note 6 (m).

Reinsurance contracts held – Analysis by measurement components

The following tables present the movements in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the years ended December 31, 2025 and 2024.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM Fair value	Other	Total
Opening reinsurance contract held assets	$ 50,275	$ 5,442	$ 2,619	$ 389	$ 58,725
Opening reinsurance contract held liabilities	(3,308)	333	(112)	445	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	-	263
Net opening balance, January 1, 2025	**47,216**	**5,789**	**2,507**	**834**	**56,346**
CSM recognized for services received	-	-	(216)	(208)	(424)
Change in risk adjustment for non-financial risk for risk expired	-	(515)	-	-	(515)
Experience adjustments	(497)	-	-	-	(497)
Changes that relate to current services	**(497)**	**(515)**	**(216)**	**(208)**	**(1,436)**
Contracts initially recognized during the year	(1,080)	825	(2)	305	48
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	-	-	(9)	(19)	(28)
Changes in estimates that adjust the CSM	(253)	(26)	(201)	480	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	166	-	-	-	166
Changes that relate to future services	**(1,167)**	**799**	**(212)**	**766**	**186**
Adjustments to liabilities for incurred claims	31	-	-	-	31
Changes that relate to past services	**31**	**-**	**-**	**-**	**31**
Insurance service result	**(1,633)**	**284**	**(428)**	**558**	**(1,219)**
Insurance finance (income) expenses from reinsurance contracts	2,176	447	69	59	2,751
Effects of changes in non-performance risk of reinsurers	11	-	-	-	11
Effects of movements in foreign exchange rates	(2,630)	(257)	(85)	(20)	(2,992)
Total changes in income and OCI	**(2,076)**	**474**	**(444)**	**597**	**(1,449)**
Total cash flows	**2,732**	**-**	**-**	**-**	**2,732**
Change in PAA balance	**(21)**	**-**	**-**	**-**	**(21)**
Net closing balance	**47,851**	**6,263**	**2,063**	**1,431**	**57,608**
Closing reinsurance contract held assets	51,618	5,902	2,223	863	60,606
Closing reinsurance contract held liabilities	(3,995)	347	(160)	568	(3,240)
Closing PAA reinsurance contract net assets	228	14	-	-	242
Net closing balance, December 31, 2025	**$ 47,851**	**$ 6,263**	**$ 2,063**	**$ 1,431**	**$ 57,608**

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM Fair value	CSM Other	Total
Opening reinsurance contract held assets	$ 38,156	$ 3,685	$ 565	$ (51)	$ 42,355
Opening reinsurance contract held liabilities	(4,384)	1,305	116	173	(2,790)
Opening PAA reinsurance contract net assets	239	16	-	-	255
Net opening balance, January 1, 2024	34,011	5,006	681	122	39,820
CSM recognized for services received	-	-	(62)	(259)	(321)
Change in risk adjustment for non-financial risk for risk expired	-	(536)	-	-	(536)
Experience adjustments	(265)	-	-	-	(265)
Changes that relate to current services	(265)	(536)	(62)	(259)	(1,122)
Contracts initially recognized during the year	(1,826)	1,261	2	620	57
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	-	-	110	32	142
Changes in estimates that adjust the CSM	(1,577)	(290)	1,657	210	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	171	1	-	-	172
Changes that relate to future services	(3,232)	972	1,769	862	371
Adjustments to liabilities for incurred claims	11	-	-	-	11
Changes that relate to past services	11	-	-	-	11
Insurance service result	(3,486)	436	1,707	603	(740)
Insurance finance (income) expenses from reinsurance contracts	(1,858)	(62)	16	62	(1,842)
Effects of changes in non-performance risk of reinsurers	(58)	-	-	-	(58)
Effects of movements in foreign exchange rates	4,069	411	103	47	4,630
Total changes in income and OCI	(1,333)	785	1,826	712	1,990
Total cash flows	14,528	-	-	-	14,528
Change in PAA balance	10	(2)	-	-	8
Net closing balance	47,216	5,789	2,507	834	56,346
Closing reinsurance contract held assets	50,275	5,442	2,619	389	58,725
Closing reinsurance contract held liabilities	(3,308)	333	(112)	445	(2,642)
Closing PAA reinsurance contract net assets	249	14	-	-	263
Net closing balance, December 31, 2024	$ 47,216	$ 5,789	$ 2,507	$ 834	$ 56,346

(II) Segment

Carrying balance by measurement components

The following tables present the carrying balances of net assets or liabilities for insurance contracts issued and reinsurance contracts held by measurement components, by reporting segment for the years ended December 31, 2025 and 2024.

Insurance contracts issued

As at December 31, 2025	Excluding contracts applying the PAA — Estimates of PV of future cash flows	Excluding contracts applying the PAA — Risk adjustment for non-financial risk	Contracts applying the PAA — Estimates of PV of future cash flows	Contracts applying the PAA — Risk adjustment for non-financial risk	CSM — Fair value	CSM — Other	Assets for insurance acquisition cash flows	Total insurance contract liabilities (assets)
Asia	$ 169,388	$ 9,352	$ 1,295	$ 4	$ 10,892	$ 9,557	$ (71)	$ 200,417
Canada	102,070	3,425	11,951	788	3,306	1,162	(627)	122,075
U.S.	203,209	10,263	-	-	3,874	1,414	-	218,760
Corporate and Other	(952)	(13)	200	-	(143)	-	-	(908)
	$ 473,715	$ 23,027	$ 13,446	$ 792	$ 17,929	$ 12,133	$ (698)	$ 540,344

As at December 31, 2024	Excluding contracts applying the PAA — Estimates of PV of future cash flows	Excluding contracts applying the PAA — Risk adjustment for non-financial risk	Contracts applying the PAA — Estimates of PV of future cash flows	Contracts applying the PAA — Risk adjustment for non-financial risk	CSM — Fair value	CSM — Other	Assets for insurance acquisition cash flows	Total insurance contract liabilities (assets)
Asia	$ 153,801	$ 7,630	$ 1,497	$ 3	$ 11,338	$ 6,267	$ (290)	$ 180,246
Canada	100,296	3,351	11,452	688	3,986	753	(588)	119,938
U.S.	207,665	11,337	-	-	3,823	738	-	223,563
Corporate and Other	(1,001)	(14)	252	-	(140)	-	-	(903)
	$ 460,761	$ 22,304	$ 13,201	$ 691	$ 19,007	$ 7,758	$ (878)	$ 522,844

Reinsurance contracts held

As at December 31, 2025	Excluding contracts applying the PAA — Estimates of PV of future cash flows	Excluding contracts applying the PAA — Risk adjustment for non-financial risk	Contracts applying the PAA — Estimates of PV of future cash flows	Contracts applying the PAA — Risk adjustment for non-financial risk	CSM — Fair value	CSM — Other	Total reinsurance contract liabilities (assets)
Asia	$ 3,282	$ 1,598	$ (8)	$ -	$ 687	$ 414	$ 5,973
Canada	4,471	1,635	236	14	(193)	200	6,363
U.S.	39,983	3,023	-	-	1,711	817	45,534
Corporate and Other	(113)	(7)	-	-	(142)	-	(262)
	$ 47,623	$ 6,249	$ 228	$ 14	$ 2,063	$ 1,431	$ 57,608

As at December 31, 2024	Excluding contracts applying the PAA — Estimates of PV of future cash flows	Excluding contracts applying the PAA — Risk adjustment for non-financial risk	Contracts applying the PAA — Estimates of PV of future cash flows	Contracts applying the PAA — Risk adjustment for non-financial risk	CSM — Fair value	CSM — Other	Total reinsurance contract liabilities (assets)
Asia	$ 4,462	$ 1,580	$ -	$ -	$ 627	$ 141	$ 6,810
Canada	4,308	1,561	248	13	426	203	6,759
U.S.	38,295	2,641	-	1	1,603	490	43,030
Corporate and Other	(98)	(7)	1	-	(149)	-	(253)
	$ 46,967	$ 5,775	$ 249	$ 14	$ 2,507	$ 834	$ 56,346

(c)   Insurance Revenue by Transition Method

The following tables provide information as a supplement to the insurance revenue disclosures in note 6 (b).

For the year ended December 31, 2025		Asia		Canada		U.S.		Other		Total
Contracts under the fair value method	$	2,666	$	3,343	$	11,424	$	(14)	$	17,419
Contracts under the full retrospective method		490		62		158		-		710
Other contracts		3,809		6,420		430		100		10,759
Total	$	**6,965**	$	**9,825**	$	**12,012**	$	**86**	$	**28,888**

For the year ended December 31, 2024		Asia		Canada		U.S.		Other		Total
Contracts under the fair value method	$	2,629	$	3,322	$	10,975	$	(14)	$	16,912
Contracts under the full retrospective method		489		62		141		-		692
Other contracts		2,691		5,912		287		98		8,988
Total	$	**5,809**	$	**9,296**	$	**11,403**	$	**84**	$	**26,592**

(d)   Effect of New Business Recognized in the Year

The following tables present components of new business for insurance contracts issued for the years presented.

		Asia			Canada			U.S.			Total	
As at December 31, 2025		Non-Onerous	Onerous		Non-Onerous	Onerous		Non-Onerous	Onerous		Non-Onerous	Onerous
New business insurance contracts												
Estimates of present value of cash outflows	$	32,414	$ 554	$	7,075	$ 86	$	5,181	$ 569	$	44,670	$ 1,209
Insurance acquisition cash flows		*5,951*	*117*		*1,080*	*20*		*1,018*	*121*		*8,049*	*258*
Claims and other insurance service expenses payable		*26,463*	*437*		*5,995*	*66*		*4,163*	*448*		*36,621*	*951*
Estimates of present value of cash inflows		(36,561)	(540)		(7,675)	(88)		(5,769)	(568)		(50,005)	(1,196)
Risk adjustment for non-financial risk		741	26		147	14		146	28		1,034	68
Contractual service margin		3,406	-		453	-		442	-		4,301	-
Amount included in insurance contract liabilities for the year	$	**-**	$ **40**	$	**-**	$ **12**	$	**-**	$ **29**	$	**-**	$ **81**

		Asia			Canada			U.S.			Total	
As at December 31, 2024		Non-Onerous	Onerous		Non-Onerous	Onerous		Non-Onerous	Onerous		Non-Onerous	Onerous
New business insurance contracts												
Estimates of present value of cash outflows	$	26,508	$ 1,019	$	5,386	$ 193	$	3,439	$ 958	$	35,333	$ 2,170
Insurance acquisition cash flows		*4,764*	*147*		*860*	*40*		*802*	*211*		*6,426*	*398*
Claims and other insurance service expenses payable		*21,744*	*872*		*4,526*	*153*		*2,637*	*747*		*28,907*	*1,772*
Estimates of present value of cash inflows		(29,664)	(1,002)		(5,876)	(203)		(3,841)	(960)		(39,381)	(2,165)
Risk adjustment for non-financial risk		600	27		117	26		136	46		853	99
Contractual service margin		2,556	-		373	-		266	-		3,195	-
Amount included in insurance contract liabilities for the year	$	**-**	$ **44**	$	**-**	$ **16**	$	**-**	$ **44**	$	**-**	$ **104**

The following tables present components of new business for reinsurance contracts held portfolios for the years presented.

As at December 31, 2025		Asia		Canada		U.S.		Total
New business reinsurance contracts								
Estimates of present value of cash outflows	$	(2,316)	$	(713)	$	(6,373)	$	(9,402)
Estimates of present value of cash inflows		2,032		626		5,664		8,322
Risk adjustment for non-financial risk		140		79		606		825
Contractual service margin		164		15		124		303
Amount included in reinsurance assets for the year	$	**20**	$	**7**	$	**21**	$	**48**

As at December 31, 2024		Asia		Canada		U.S.		Total
New business reinsurance contracts								
Estimates of present value of cash outflows	$	(7,144)	$	(6,153)	$	(7,519)	$	(20,816)
Estimates of present value of cash inflows		6,950		5,876		6,164		18,990
Risk adjustment for non-financial risk		189		68		1,004		1,261
Contractual service margin		21		217		384		622
Amount included in reinsurance assets for the year	$	**16**	$	**8**	$	**33**	$	**57**

(e) Expected Recognition of Contractual Service Margin

The following tables present expectations for the timing of recognition of CSM in income in future years.

As at December 31, 2025	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada						
Insurance contracts issued	$ 414	$ 1,301	$ 1,061	$ 1,031	$ 661	$ 4,468
Reinsurance contracts held	11	39	23	3	(83)	(7)
	425	1,340	1,084	1,034	578	4,461
U.S.						
Insurance contracts issued	548	1,736	1,370	1,180	454	5,288
Reinsurance contracts held	(315)	(961)	(708)	(533)	(11)	(2,528)
	233	775	662	647	443	2,760
Asia						
Insurance contracts issued	1,978	6,370	4,944	4,592	2,565	20,449
Reinsurance contracts held	(101)	(416)	(305)	(166)	(113)	(1,101)
	1,877	5,954	4,639	4,426	2,452	19,348
Corporate						
Insurance contracts issued	(11)	(38)	(37)	(43)	(14)	(143)
Reinsurance contracts held	12	60	48	19	3	142
	1	22	11	(24)	(11)	(1)
Total	$ 2,536	$ 8,091	$ 6,396	$ 6,083	$ 3,462	$ 26,568

As at December 31, 2024	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada						
Insurance contracts issued	$ 426	$ 1,347	$ 1,116	$ 1,173	$ 677	$ 4,739
Reinsurance contracts held	(53)	(150)	(126)	(144)	(156)	(629)
	373	1,197	990	1,029	521	4,110
U.S.						
Insurance contracts issued	474	1,510	1,194	1,023	360	4,561
Reinsurance contracts held	(278)	(835)	(569)	(381)	(30)	(2,093)
	196	675	625	642	330	2,468
Asia						
Insurance contracts issued	1,527	5,006	2,861	2,815	5,396	17,605
Reinsurance contracts held	(72)	(295)	(194)	(58)	(149)	(768)
	1,455	4,711	2,667	2,757	5,247	16,837
Corporate						
Insurance contracts issued	(10)	(36)	(35)	(42)	(17)	(140)
Reinsurance contracts held	13	67	59	11	(1)	149
	3	31	24	(31)	(18)	9
Total	$ 2,027	$ 6,614	$ 4,306	$ 4,397	$ 6,080	$ 23,424

(f) Investment Income and Insurance Finance Income and Expenses

For the year ended December 31, 2025	Insurance contracts	Non-insurance[1]	Total
Investment return			
Investment-related income	$ 15,938	$ 3,134	$ 19,072
Net gains (losses) on financial assets at FVTPL	7,044	145	7,189
Unrealized gains (losses) on FVOCI assets	1,561	521	2,082
Impairment and recovery (loss) on financial assets	(80)	(26)	(106)
Investment expenses	(633)	(709)	(1,342)
Interest on required surplus	670	(670)	-
Total investment return	24,500	2,395	26,895
Portion recognized in income (expenses)	22,113	1,834	23,947
Portion recognized in OCI	2,387	561	2,948
Insurance finance income (expenses) from insurance contracts issued and effect of movement in exchange rates			
Interest accreted to insurance contracts	(11,309)	31	(11,278)
Due to changes in interest rates and other financial assumptions	(3,596)	20	(3,576)
Changes in fair value of underlying items of direct participation contracts	(9,875)	-	(9,875)
Effects of risk mitigation option	1,199	-	1,199
Net foreign exchange income (expenses)	(147)	-	(147)
Hedge accounting offset from insurance contracts issued	149	-	149
Reclassification of derivative OCI to IFIE – cash flow hedges	9	-	9
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	(2,093)	-	(2,093)
Other	116	-	116
Total insurance finance income (expenses) from insurance contracts issued	(25,547)	51	(25,496)
Effect of movements in foreign exchange rates	156	-	156
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates	(25,391)	51	(25,340)
Portion recognized in income (expenses), including effects of exchange rates	(22,710)	29	(22,681)
Portion recognized in OCI, including effects of exchange rates	(2,681)	22	(2,659)
Reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates			
Interest accreted to insurance contracts	2,370	-	2,370
Due to changes in interest rates and other financial assumptions	620	(2)	618
Changes in risk of non-performance of reinsurers	12	-	12
Other	(234)	-	(234)
Total reinsurance finance income (expenses) from reinsurance contracts held	2,768	(2)	2,766
Effect of movements in foreign exchange rates	(422)	-	(422)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates	2,346	(2)	2,344
Portion recognized in income (expenses), including effects of foreign exchange rates	1,694	-	1,694
Portion recognized in OCI, including effects of exchange rates	652	(2)	650
Decrease (increase) in investment contract liabilities	(2)	(549)	(551)
Total net investment income (loss), insurance finance income (expenses) and reinsurance finance income (expenses)	1,453	1,895	3,348
Amounts recognized in income (expenses)	1,095	1,314	2,409
Amounts recognized in OCI	358	581	939

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

For the year ended December 31, 2024	Insurance contracts	Non-insurance[1]	Total
Investment return			
Investment-related income	$ 14,214	$ 3,268	$ 17,482
Net gains (losses) on financial assets at FVTPL	1,788	63	1,851
Unrealized gains (losses) on FVOCI assets	5,590	(6,803)	(1,213)
Impairment and recovery (loss) on financial assets	137	(28)	109
Investment expenses	(644)	(704)	(1,348)
Interest on required surplus	672	(672)	-
Total investment return	21,757	(4,876)	16,881
Portion recognized in income (expenses)	16,489	2,622	19,111
Portion recognized in OCI	5,268	(7,498)	(2,230)
Insurance finance income (expenses) from insurance contracts issued and effect of movement in exchange rates			
Interest accreted to insurance contracts	(10,283)	26	(10,257)
Due to changes in interest rates and other financial assumptions	10,199	(67)	10,132
Changes in fair value of underlying items of direct participation contracts	(5,231)	-	(5,231)
Effects of risk mitigation option	1,755	-	1,755
Net foreign exchange income (expenses)	(2)	-	(2)
Hedge accounting offset from insurance contracts issued	(128)	-	(128)
Reclassification of derivative OCI to IFIE – cash flow hedges	52	-	52
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	(3,346)	-	(3,346)
Other	394	-	394
Total insurance finance income (expenses) from insurance contracts issued	(6,590)	(41)	(6,631)
Effect of movements in foreign exchange rates	(1,417)	-	(1,417)
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates	(8,007)	(41)	(8,048)
Portion recognized in income (expenses), including effects of exchange rates	(16,252)	33	(16,219)
Portion recognized in OCI, including effects of exchange rates	8,245	(74)	8,171
Reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates			
Interest accreted to insurance contracts	2,135	-	2,135
Due to changes in interest rates and other financial assumptions	(3,886)	4	(3,882)
Changes in risk of non-performance of reinsurers	(57)	-	(57)
Other	(88)	-	(88)
Total reinsurance finance income (expenses) from reinsurance contracts held	(1,896)	4	(1,892)
Effect of movements in foreign exchange rates	243	-	243
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates	(1,653)	4	(1,649)
Portion recognized in income (expenses), including effects of foreign exchange rates	1,133	-	1,133
Portion recognized in OCI, including effects of exchange rates	(2,786)	4	(2,782)
Decrease (increase) in investment contract liabilities	(6)	(498)	(504)
Total net investment income (loss), insurance finance income (expenses) and reinsurance finance income (expenses)	12,091	(5,411)	6,680
Amounts recognized in income (expenses)	1,364	2,157	3,521
Amounts recognized in OCI	10,727	(7,568)	3,159

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

The following tables present Investment income and insurance finance income and expenses recognized in income or expenses or other comprehensive income, by reporting segments for the years ended December 31, 2025 and December 31, 2024.

	Insurance and reinsurance contracts					
For the year ended December 31, 2025	Asia	Canada	U.S.	Corporate	Non-insurance[1]	Total
Total investment return						
Portion recognized in income (expenses)	$ 11,551	$ 4,216	$ 6,319	$ 27	$ 1,834	$ 23,947
Portion recognized in OCI	(21)	(52)	2,461	(1)	561	2,948
	11,530	4,164	8,780	26	2,395	26,895
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of exchange rates	(9,458)	(4,354)	(8,894)	(4)	29	(22,681)
Portion recognized in OCI, including effects of exchange rates	(168)	1,009	(3,522)	-	22	(2,659)
	(9,626)	(3,345)	(12,416)	(4)	51	(25,340)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of foreign exchange rates	(104)	251	1,542	5	-	1,694
Portion recognized in OCI, including effects of exchange rates	(305)	(463)	1,420	-	(2)	650
	(409)	(212)	2,962	5	(2)	2,344

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

	Insurance and reinsurance contracts					
For the year ended December 31, 2024	Asia	Canada	U.S.	Corporate	Non-insurance[1]	Total
Total investment return						
Portion recognized in income (expenses)	$ 7,994	$ 3,529	$ 4,943	$ 23	$ 2,622	$ 19,111
Portion recognized in OCI	801	5,876	(1,411)	2	(7,498)	(2,230)
	8,795	9,405	3,532	25	(4,876)	16,881
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of exchange rates	(7,334)	(3,650)	(5,278)	10	33	(16,219)
Portion recognized in OCI, including effects of exchange rates	(977)	473	8,749	-	(74)	8,171
	(8,311)	(3,177)	3,471	10	(41)	(8,048)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of foreign exchange rates	604	347	185	(3)	-	1,133
Portion recognized in OCI, including effects of exchange rates	(168)	59	(2,677)	-	4	(2,782)
	436	406	(2,492)	(3)	4	(1,649)

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

(g)   Significant Judgements and Estimates

(I)   Fulfilment Cash Flows

Fulfilment cash flows have three major components:

- Estimate of future cash flows
- An adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows
- A risk adjustment for non-financial risk

The determination of insurance fulfilment cash flows involves the use of estimates and assumptions. A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company's exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

Method used to measure insurance and reinsurance contract fulfilment cash flows

The Company primarily uses deterministic projections using best estimate assumptions to determine the present value of future cash flows. For product features such as universal life minimum crediting rates guarantees, participating life zero dividend floor implicit guarantees and variable annuities guarantees, the Company developed a stochastic approach to capture the asymmetry of the risk.

Determination of assumptions used

For the deterministic projections, assumptions are made with respect to mortality, morbidity, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factors and assumption methodology		Risk management
Mortality	Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company's internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Mortality is monitored monthly, and the overall 2025 experience was unfavourable (2024 – favourable) when compared to the Company's assumptions.
Morbidity	Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company's internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Morbidity is also monitored monthly and the overall 2025 experience was favourable (2024 – favourable) when compared to the Company's assumptions.
Policy termination and premium persistency	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company's recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.	The Company seeks to design products that minimize financial exposure to lapse, surrender and premium persistency risk. The Company monitors lapse, surrender and persistency experience. In aggregate, 2025 policyholder termination and premium persistency experience was unfavourable (2024 – unfavourable) when compared to the Company's assumptions used in the computation of actuarial liabilities.
Directly attributable expenses	Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The directly attributable expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow. Directly attributable acquisitions expenses are derived from internal cost studies.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation. Maintenance expenses for 2025 were unfavourable (2024 – unfavourable) when compared to the Company's assumptions used in the computation of actuarial liabilities.

Nature of factors and assumption methodology		Risk management
Tax	Taxes reflect assumptions for future premium taxes and other non-income related taxes.	The Company prices its products to cover the expected cost of taxes.
Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management's expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions.	The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience. Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to non-economic assumptions, the impact based on locked-in economic assumptions would adjust the contractual service margin for general model and VFA contracts if there is any remaining contractual service margin for the group of policies where the change was made. This amount would then be recognized in income over the period of service provided. Changes could also impact net income and other comprehensive income to the extent that the contractual service margin has been depleted, or discount rates are different than the locked-in rates used to quantify changes to the contractual service margin.

(II)   Determination of Discretionary Changes
The terms of some contracts measured under the GMM give the Company discretion over the cash flows to be paid to the policyholders, either in timing or amount. Changes in discretionary cash flows are regarded as relating to future service and accordingly adjust the CSM if there is any remaining CSM for the group of policies where the change was made. The Company determines how to identify a change in discretionary cash flows by specifying the basis on which it expects to determine its commitment under the contract; for example, based on a fixed interest rate or on returns that vary based on specified asset returns. This determination is specified at the inception of the contract.

(III)   Discount Rates
Insurance contract cash flows for non-participating business are discounted using risk-free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. Cash flows that vary based on returns of underlying items are adjusted to reflect their variability under these adjusted yield curves. Each yield curve is interpolated between the spot rate at the last observable market data point and an ultimate spot rate, which reflects the long-term real interest rate plus inflation expectations.

For participating business, insurance contract cash flows that vary based on the return of underlying items are discounted at rates reflecting that variability.

For insurance contracts with cash flows that vary with the return of underlying items and where the present value is measured by stochastic modelling, cash flows are both projected and discounted at scenario-specific rates, calibrated on average to be the risk-free yield curves adjusted for liquidity.

The spot rates used for discounting liability cash flows are presented in the following tables and include illiquidity premiums determined with reference to net asset spreads indicative of the liquidity characteristics of the liabilities by geography.

| | | | | | | | | | | December 31, 2025 |
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	**2.89%**	**3.85%**	**4.94%**	**5.36%**	**6.10%**	**4.40%**
		Somewhat liquid[1]	30	70	**2.87%**	**3.82%**	**4.85%**	**5.39%**	**6.05%**	**4.40%**
U.S.	USD	Illiquid	30	70	**3.74%**	**4.37%**	**5.65%**	**6.47%**	**6.41%**	**5.15%**
		Somewhat liquid[1]	30	70	**3.85%**	**4.42%**	**5.55%**	**6.47%**	**6.40%**	**5.03%**
Japan	JPY	Somewhat liquid[1]	30	70	**1.18%**	**1.93%**	**2.60%**	**3.59%**	**4.38%**	**1.60%**
Hong Kong	HKD	Illiquid	15	55	**2.39%**	**3.48%**	**4.57%**	**4.38%**	**4.02%**	**3.70%**

| | | | | | | | | | | December 31, 2024 |
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.46%	3.93%	4.86%	5.00%	5.32%	4.40%
		Somewhat liquid[1]	30	70	3.44%	3.89%	4.76%	4.98%	5.21%	4.40%
U.S.	USD	Illiquid	30	70	4.48%	5.05%	6.01%	6.33%	6.15%	5.15%
		Somewhat liquid[1]	30	70	4.56%	5.09%	5.91%	6.33%	6.14%	5.03%
Japan	JPY	Somewhat liquid[1]	30	70	0.82%	1.17%	1.55%	2.33%	2.97%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.73%	4.36%	5.23%	4.70%	4.17%	3.70%

[1] Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.

Amounts presented in income for policies where changes in assumptions that relate to financial risk do not have a substantial impact on amounts paid to policyholders reflect discount rates locked in beginning with the adoption of IFRS 17 or locked in at issue for later insurance contracts. These policies include term insurance, guaranteed whole life insurance, and health products including critical illness and long-term care. For policies where changes in assumptions to financial risk have a substantial impact on amounts paid to policyholders, discount rates are updated as future cash flows change due to changes in financial risk, so that the amount presented in income from future changes in financial variables is $nil. These policies include adjustable universal life contracts. Impacts from differences between current period rates and discount rates used to determine income are presented in other comprehensive income.

(IV)   Risk Adjustment and Confidence Level used to determine Risk Adjustment
Risk adjustment for non-financial risk represents the compensation the Company requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the Company fulfils insurance contracts. The risk adjustment process considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued.

The Company estimates the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges for these margins are set by the Company and reviewed periodically.

The risk adjustment for non-financial risk for insurance contracts corresponds to a 90 – 95% confidence level for all segments.

(V)   Investment Component, Investment-return Service and Investment-related Service
The Company identifies the investment component, investment-return service (contract without direct participation features) and investment-related service (contract with direct participation features) of a contract as part of the product governance process.

Investment components are amounts that are to be paid to the policyholder under all circumstances. Investment components are excluded from insurance revenue and insurance service expenses.

Investment-return services and investment-related services are investment services rendered as part of an insurance contract and are part of the insurance contract services provided to the policyholder.

(VI)   Relative Weighting of the Benefit Provided by Insurance Coverage, Investment-return Service and Investment-related Service
The contractual service margin is released into income, when insurance contract services are provided, by using coverage units. Coverage units represent the quantity of service (insurance coverage, investment-return and investment-related services) provided and are determined by considering the benefit provided under the contract and its expected coverage duration. When the relative size of the investment-related service coverage or the investment-return service coverage unit is disproportionate compared to the insurance service coverage unit, or vice versa, the Company must determine a relative weighting of the services to reflect the delivery of each of those services. The Company identifies the coverage units as part of the product governance process and did not identify contracts where such weighting was required.

(h) Sensitivity of Insurance Contract Liabilities to Changes in Non-economic Assumptions

The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts' non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of the Company's internal models.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions[1]

As at December 31, 2025 (post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	$ (700)	$ (200)	$ (700)	$ (200)	$ 100	$ -	$ (600)	$ (200)
Portfolios where a decrease in rates increases insurance contract liabilities	(300)	(400)	200	(100)	100	100	300	-
5% adverse change in future morbidity rates[4],[5],[6] (incidence and termination)	(2,200)	(1,800)	(3,000)	(2,500)	600	500	(2,400)	(2,000)
10% change in future policy termination rates[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	(900)	(800)	(100)	(100)	(200)	(200)	(300)	(300)
Portfolios where a decrease in rates increases insurance contract liabilities	(800)	(600)	(700)	(400)	500	300	(200)	(100)
5% increase in future expense levels	(600)	(600)	(100)	(100)	100	100	-	-

As at December 31, 2024 (post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	$ (700)	$ (200)	$ (700)	$ (300)	$ 200	$ 100	$ (500)	$ (200)
Portfolios where a decrease in rates increases insurance contract liabilities	(100)	(600)	-	-	100	200	100	200
5% adverse change in future morbidity rates[4],[5],[6] (incidence and termination)	(2,200)	(1,800)	(3,000)	(2,700)	700	600	(2,300)	(2,100)
10% change in future policy termination rates[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	(700)	(600)	(100)	(100)	(200)	(200)	(300)	(300)
Portfolios where a decrease in rates increases insurance contract liabilities	(900)	(700)	(700)	(400)	400	300	(300)	(100)
5% increase in future expense levels	(600)	(600)	(100)	(100)	100	100	-	-

[1] The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact on the CSM and shareholder income.

[2] An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts, whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.

[3] The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.

[4] No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

[5] The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company's ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.

[6] This includes a 5% deterioration in incidence rates and a 5% deterioration in claim termination rates.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions on Long Term Care[1]

As at December 31, 2025	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
(post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3]	$ (300)	$ (300)	$ -	$ -	$ -	$ -	$ -	$ -
5% adverse change in future morbidity incidence rates[2],[3]	(1,500)	(1,300)	(400)	(300)	200	200	(200)	(100)
5% adverse change in future morbidity claims termination rates[2],[3]	(1,500)	(1,300)	(1,200)	(1,000)	400	400	(800)	(600)
10% adverse change in future policy termination rates[2],[3]	(400)	(300)	-	-	-	-	-	-
5% increase in future expense levels[3]	(100)	(100)	-	-	-	-	-	-

As at December 31, 2024	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
(post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3]	$ (300)	$ (300)	$ -	$ -	$ -	$ -	$ -	$ -
5% adverse change in future morbidity incidence rates[2],[3]	(1,400)	(1,300)	(500)	(400)	200	200	(300)	(200)
5% adverse change in future morbidity claims termination rates[2],[3]	(1,400)	(1,300)	(1,300)	(1,100)	500	400	(800)	(700)
10% adverse change in future policy termination rates[2],[3]	(400)	(400)	-	-	100	100	100	100
5% increase in future expense levels[3]	(100)	(100)	-	-	-	-	-	-

[1] The potential impacts on CSM were translated from US$ at 1.3707 (2024 – 1.4382) and the potential impacts on net income attributed to shareholders, OCI attributed to shareholders and total comprehensive income attributed to shareholders were translated from US$ at 1.3939 (2024 – 1.3987).

[2] The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company's ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

[3] The impact of favourable changes to all the sensitivities is relatively symmetrical.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities[1]

As at December 31, 2025 (post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions				
10 basis point reduction in ultimate spot rate	$ (300)	$ -	$ (200)	$ (200)
50 basis point increase in interest rate volatility[2]	(100)	-	-	-
50 basis point increase in non-fixed income return volatility[2]	(100)	-	-	-

As at December 31, 2024 (post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions				
10 basis point reduction in ultimate spot rate	$ (300)	$ -	$ (200)	$ (200)
50 basis point increase in interest rate volatility[2]	(100)	-	-	-
50 basis point increase in non-fixed income return volatility[2]	(100)	-	-	-

[1] Note that the impact of these assumptions is not linear.

[2] Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

(i) Review of Actuarial Methods and Assumptions

The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company's best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.

2025 Review of Actuarial Methods and Assumptions

The completion of the 2025 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $605, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $244 ($216 post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 ($67 post-tax), an increase in CSM of $1,080, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 ($73 post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $91 ($70 post-tax).

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

For the year ended December 31, 2025		Total
Hong Kong health insurance product reserving approach	$	(463)
Methodology and other updates		(207)
Lapse and policyholder behaviour updates		181
Long-term care triennial review		(77)
Mortality and morbidity updates		(39)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$	(605)

[1] Excludes the portion related to non-controlling interests of $116. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(489).

Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

For the year ended December 31, 2025		Total
Portion recognized in pre-tax net income (loss) attributed to:		
Participating policyholders	$	(88)
Shareholders		(244)
		(332)
Portion increasing (decreasing) CSM		1,080
Portion recognized in pre-tax OCI attributed to:		
Participating policyholders		(91)
Shareholders		(52)
		(143)
Impact of updates to actuarial methods and assumptions, pre-tax	$	605

[1] Excludes the portion related to non-controlling interests of $(116). The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $489.

Hong Kong health insurance product reserving approach
An update to the pricing philosophy on certain health insurance products in Hong Kong led to a change in the IFRS 17 measurement model from the Premium Allocation Approach to the General Measurement Model, which requires all future cash flows to be included in the fulfilment cash flows, amounting to a decrease in pre-tax fulfilment cash flows of $463.

Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $207.

The decrease was mainly driven by annual yield and parameter updates to the Company's valuation models for participating products in Asia and Canada. This was partially offset by various other valuation models updates in the U.S. to non-participating products that netted to a residual increase in fulfilment cash flows.

Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $181.

The increase was mainly driven by the review of lapse assumptions in Singapore as well as other smaller updates. The Singapore update reflected higher lapse experience on the Company's index-linked and universal life products. This was partially offset by the impact of the lapse review on term insurance products in Canada.

Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care ("LTC") experience study. The review included all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The impact of the LTC review was a decrease in pre-tax fulfilment cash flows of $77.

The overall experience study led to a $1.9 billion (US$1.4 billion) increase in pre-tax fulfilment cash flows for claim costs following a review of morbidity, mortality and lapse assumptions. This was mainly driven by higher utilization of benefits due to the impact of higher inflation in the cost-of-care, and also reflects the benefit of in-force management initiatives related to fraud, waste and abuse programs. The impact from utilization was partially offset by updates to reflect higher terminations. The impacts of updating incidence, active life mortality[1], lapse and other refinements were all relatively small.

The review of assumed future premium increases resulted in a $1.5 billion (US$1.1 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future net premium increases that are due to the outstanding amounts from prior state filings as well as to the Company's 2025 review of morbidity, mortality, and lapse assumptions. Since the last triennial review in 2022, the Company has received actual premium increase approvals of $3.2 billion pre-tax (US$2.3 billion pre-tax) on a present value basis. This exceeds the amount of premium increases the Company assumed in the pre-tax fulfilment cash flows by $0.5 billion (US$0.3 billion) at that time.

Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $39.

The decrease was mainly driven by a morbidity study of group long-term disability benefits in Canada related to claim termination, partially offset by other items that netted to a modest residual increase in fulfilment cash flows.

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment
The impact of updates to actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $382. The decrease was primarily driven by the impact of annual updates to the Company's valuation models for participating products, the lapse review on term insurance products as well as the review of morbidity assumptions for group long-term disability benefits. These updates resulted in an increase in pre-tax net income attributed to shareholders of $80 ($58 post-tax), an increase in CSM of $348, and an increase in pre-tax other comprehensive income attributed to shareholders of $98 ($71 post-tax).

The impact of updates to actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $179. The increase was primarily driven by a number of valuation model updates, partially offset by the impact of the LTC triennial review. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $298 ($235 post-tax), an increase in CSM of $43, and an increase in pre-tax other comprehensive income attributed to shareholders of $75 ($60 post-tax).

The impact of updates to actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $418. The decrease was primarily driven by the impact of the change in the IFRS 17 measurement model on certain health insurance products in Hong Kong and the impact of annual updates to the Company's valuation models for participating products, partly offset by a review of lapse assumptions for certain products in Singapore. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $26 ($39 post-tax), an increase in CSM of $704, and a decrease in pre-tax other comprehensive income attributed to shareholders of $224 ($203 post-tax).

The impact of updates to actuarial methods and assumptions in Corporate and Other (which includes the Company's property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $16. These updates resulted in no impact to pre-tax or post-tax net income attributed to shareholders, a decrease in CSM of $15 and a decrease in pre-tax other comprehensive income attributed to shareholders of $1 ($1 post-tax).

2024 Review of Actuarial Methods and Assumptions

The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $174, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $250 ($199 post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 ($21 post-tax), a decrease in CSM of $421, an increase in pre-tax other comprehensive income attributed to shareholders of $771 ($632 post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 ($32 post-tax).

---

[1] The mortality rate of LTC policyholders who are currently not on claim.

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

For the year ended December 31, 2024		Total
Lapse and policyholder behaviour updates	$	620
Reinsurance contract and other risk adjustment review		427
Expense updates		(406)
Financial related updates		(386)
Mortality and morbidity updates		(273)
Methodology and other updates		(156)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$	(174)

[1] Excludes the portion related to non-controlling interests of $(215) The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389).

Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

For the year ended December 31, 2024		Total
Portion recognized in net income (loss) attributed to:		
Participating policyholders	$	29
Shareholders		(250)
		(221)
Portion increasing (decreasing) CSM		(421)
Portion recognized in OCI attributed to:		
Participating policyholders		45
Shareholders		771
		816
Impact of updates to actuarial methods and assumptions, pre-tax	$	174

[1] Excludes the portion related to non-controlling interests of $215. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389.

Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $620.

The increase was primarily driven by a detailed review of the lapse assumptions for the Company's non-participating products in its U.S. life insurance business and its International High Net Worth business in Asia segment. For U.S. protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for U.S. indexed universal life, U.S. bank-owned life insurance, and Asia's International High Net Worth business, lapse rates increased due to the impact of higher short-term interest rates. The Company updated its lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.

Reinsurance contract and other risk adjustment review
The review of the Company's reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427.

The increase was driven by updates to the Company's reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to the Company's risk adjustment methodology in North America related to non-financial risk.

The Company's overall risk adjustment continues to be within the 90 – 95% confidence level.

Expense updates
Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406.

The decrease was driven by a detailed review of the Company's global expenses, including investment expenses. The Company aligned them with its current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.

Financial related updates
Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386.

The decrease was driven by a review of the discount rates used in the valuation of the Company's non-participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S. universal life products.

Mortality and morbidity updates

Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273.

The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that the Company accounts for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.

Methodology and other updates

Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156.

The decrease was driven by the impact of annual updates to the Company's valuation models for participating products in Asia and Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.

Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment

The impact of updates to actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $266. The decrease was primarily driven by updates to the risk adjustment methodology related to non-financial risks and the review of the discount rates used in the valuation of non-participating business. These updates resulted in an increase in pre-tax net income attributed to shareholders of $3 ($2 post-tax), an increase in CSM of $222, and a decrease in pre-tax other comprehensive income attributed to shareholders of $15 ($10 post-tax).

The impact of updates to actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $895. The increase was primarily driven by the net impact of updates to the Company's reinsurance contract fulfilment cash flows and risk adjustment methodology related to non-financial risks, a detailed review of the lapse assumptions in its life insurance business, and refinements to its crediting rate projections on certain universal life products, partially offset by a review of the discount rates used in the valuation of non-participating business. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $256 ($202 post-tax), a decrease in CSM of $1,228, and an increase in pre-tax other comprehensive income attributed to shareholders of $589 ($466 post-tax).

The impact of updates to actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $818. The decrease was primarily driven by the impact of morbidity updates to certain health insurance products in Hong Kong to reflect emerging experience, updates from the Company's detailed review of global expenses, including investment expenses, as well as the impact of annual updates to its valuation models for participating products, partially offset by a review of lapse assumptions for the International High Net Worth business. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $4 ($5 post-tax), an increase in CSM of $591, and an increase in pre-tax other comprehensive income attributed to shareholders of $213 ($190 post-tax).

The impact of updates to actuarial methods and assumptions in Corporate and Other (which includes the Company's property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $15. These updates resulted in an increase in pre-tax net income attributed to shareholders of $7 ($6 post-tax), a decrease in CSM of $6, and a decrease in pre-tax other comprehensive income attributed to shareholders of $16 ($14 post-tax).

(j)   Composition of Underlying Items

The following sets out the composition and fair value of the underlying items supporting the Company's liabilities for direct participation contracts as at the dates presented.

Participating Policies

As at December 31,	2025	2024
Underlying assets		
Debt securities	$ 60,128	$ 54,238
Public equities	26,460	19,846
Mortgages	4,934	4,535
Private placements	9,699	8,398
Real estate	5,179	4,525
Other[1]	33,070	31,952
Total	$ 139,470	$ 123,494

[1]   Other for participating life insurance contracts include derivatives, reinsurance contract held assets, and other invested assets.

Variable Annuities and Unit-Linked

The Company also issues variable annuities and unit-linked contracts that are accounted for as insurance contracts with direct participating features. The fair value of underlying assets is reported in insurance contract liabilities for the account of segregated fund holders and includes investments in segregated funds of $69,473, and $25,264 (2024 – $72,061, and $18,771) for variable annuities and unit-linked, respectively.

(k) Asset for Insurance Acquisition Cash Flow

The following table presents the expected future derecognition of asset for insurance acquisition cash flow as at the dates presented.

	2025				2024			
As at December 31,	Less than 1 year	1 to 5 years	More than 5 years	Total	Less than 1 year	1 to 5 years	More than 5 years	Total
Asia	$ 18	$ 36	$ 17	$ 71	$ 65	$ 168	$ 57	$ 290
Canada	73	223	331	627	72	213	303	588
Total	**$ 91**	**$ 259**	**$ 348**	**$ 698**	**$ 137**	**$ 381**	**$ 360**	**$ 878**

(l) Insurance and Reinsurance Contracts Contractual Obligations – Maturity Analysis and Amounts Payable on Demand

The tables below represent the maturities of the insurance contract and reinsurance contract held liabilities as at the dates presented.

As at December 31, 2025 Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities[1]	$ 3,783	$ 4,167	$ 8,129	$ 11,588	$ 14,676	$1,396,865	$1,439,208
Reinsurance contract held liabilities[1]	254	535	460	429	386	(11,008)	(8,944)

As at December 31, 2024 Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities[1]	$ 4,223	$ 3,711	$ 6,266	$ 8,741	$ 12,644	$1,348,354	$1,383,939
Reinsurance contract held liabilities[1]	250	395	530	419	373	(11,450)	(9,483)

[1] Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amounts from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract held liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

The amounts from insurance contract liabilities that are payable on demand are set out below as at the dates presented.

	2025		2024	
As at December 31,	Amounts payable on demand	Carrying amount	Amounts payable on demand	Carrying amount
Asia	$ 133,552	$ 163,678	$ 121,197	$ 131,829
Canada	34,530	55,492	31,100	53,224
U.S.	46,824	66,328	48,918	66,524
Total	**$ 214,906**	**$ 285,498**	**$ 201,215**	**$ 251,577**

The amounts payable on demand represent the policyholders' cash and / or account values less applicable surrender fees as at the time of the reporting date. Segregated fund insurance liabilities for account of segregated fund holders are excluded from the amounts payable on demand and the carrying amount.

(m) Reinsurance Transactions

<u>Agreement with Reinsurance Group of America</u>

On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America, Incorporated ("RGA") to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.

The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.

<u>Agreement with RGA Life Reinsurance Company of Canada</u>

On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada ("RGA Canada") to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance with a 100% quota share.

The transaction closed on April 2, 2024, with the Company transferring invested assets measured at FVOCI of $5.5 billion and reinsuring insurance contract liabilities of $5.4 billion. The Company recognized a reinsurance contractual service margin of $213.

Agreement with Global Atlantic Financial Group

On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group Ltd. ("GA") to reinsure policies from the U.S. long-term care ("LTC"), U.S. structured settlements, and Japan whole life legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80% quota share for the LTC block and 100% quota shares for the other blocks.

The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.

Note 7 Investment Contract Liabilities

Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at fair value or at amortized cost.

(a) Investment Contract Liabilities Measured at Fair Value

Investment contract liabilities measured at fair value include certain investment savings and pension products which are designated as FVTPL on initial recognition. The Company has no investment contract liabilities that are mandatorily designated as FVTPL.

The following table presents the movement in investment contract liabilities measured at fair value.

For the years ended December 31,	2025	2024
Balance, excluding those for account of segregated fund holders, January 1	$ 808	$ 749
New contracts	125	70
Changes in market conditions	177	67
Redemptions, surrenders and maturities	(159)	(154)
Impact of changes in foreign exchange rates	(43)	76
Balance, excluding those for account of segregated fund holders, December 31	908	808
Investment contract liabilities for account of segregated fund holders	332,248	309,443
Balance, December 31	**$ 333,156**	**$ 310,251**

The amount due to contract holders is contractually determined based on specified assets and therefore, the fair value of the liabilities is subject to asset specific performance risk but not to the Company's own credit risk, being fully collateralized by the specified assets. The Company has determined that any residual credit risk is insignificant and has no significant impact on the fair value of the liabilities.

(b) Investment Contract Liabilities Measured at Amortized Cost

Investment contract liabilities measured at amortized cost include fixed annuity products that provide guaranteed income payments for contractually determined periods and are not contingent on survivorship.

The following table presents carrying and fair values of investment contract liabilities measured at amortized cost, by reporting segment.

	2025		2024	
As at December 31,	Amortized cost	Fair value	Amortized cost	Fair value
Asia	$ 229	$ 222	$ 325	$ 315
Canada	7,320	7,287	7,571	7,548
U.S.	1,240	1,235	1,406	1,375
GWAM	4,440	4,807	3,388	3,557
Investment contract liabilities	**$ 13,229**	**$ 13,551**	**$ 12,690**	**$ 12,795**

The following table presents the movement in investment contract liabilities measured at amortized cost, by business activity.

For the years ended December 31,	2025	2024
Balance, January 1	$ 12,690	$ 11,067
Policy deposits	2,887	3,218
Interest	337	316
Withdrawals	(2,443)	(2,240)
Fees	(1)	-
Impact of changes in foreign exchange rates	(246)	351
Other	5	(22)
Balance, December 31	$ 13,229	$ 12,690

Carrying value reflects amortization at rates that exactly discount the projected cash flows to the net carrying amount of the liabilities at the dates of issue.

Fair value is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company's own credit standing. As at December 31, 2025 and 2024, the fair value of all investment contract liabilities was determined using Level 2 valuation techniques.

(c) Investment Contracts Contractual Obligations

The following table presents the Company's contractual obligations and commitments relating to investment contract liabilities including those for account of segregated fund holders as at December 31, 2025 and 2024.

Investment contract liabilities[1]

As at December 31, Payments due by period	Less than 1 year[2]	1 to 3 years	3 to 5 years	Over 5 years	Total
2025	$ 340,567	$ 2,372	$ 1,183	$ 3,375	$347,497
2024	316,119	2,766	1,170	2,738	322,793

[1] Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.
[2] Includes amounts which have no specific maturity, being payable on demand.

(d) Reinsurance Contract Assets Backing Investment Contract Liabilities

The Company holds reinsurance contracts backing investment contract liabilities described above. These reinsurance contracts do not expose the reinsurer to significant insurance risk and are measured at FVOCI or amortized cost. There are no reinsurance contract assets measured at FVTPL.

Fair value for all reinsurance contract assets backing investment contract liabilities is determined by projecting cash flows according to the contract terms and discounting these cash flows at current market rates. As at December 31, 2025 and 2024, the fair value of all reinsurance contract assets backing investment contract liabilities was determined using Level 2 valuation techniques.

As at December 31, 2025, the fair value of reinsurance contract assets measured at FVOCI was $620 (2024 – $669). The fair value and carrying value of reinsurance contract assets measured at amortized cost were $934 and $889, respectively (2024 – $978 and $1,052, respectively).

For contracts measured at FVOCI, interest income of $28 was recorded in the Consolidated Statements of Income and changes in fair value of $12 was recorded in OCI for the year ended December 31, 2025 (2024 – $29 and $24, respectively). There were no amounts reclassified from AOCI to the Consolidated Statements of Income during the years presented.

For contracts measured at amortized cost, interest income of $40 was recorded in the Consolidated Statements of Income for the year ended December 31, 2025 (2024 – $41).

Note 8   Risk Management

Manulife offers insurance, wealth and asset management products and other financial services, which subjects the Company to a broad range of risks. Manulife manages these risks within an enterprise-wide risk management framework. Manulife's goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. Manulife seeks to achieve this by capitalizing on business opportunities and strategies with appropriate risk/return profiles; ensuring sufficient management expertise is in place to effectively execute strategies, and to identify, understand and manage underlying inherent risks; ensuring strategies and activities align with its corporate and ethical standards and operational capabilities; pursuing opportunities and risks that enhance diversification; and in making all risk taking decisions with analyses of inherent risks, risk controls and mitigations, and risk/return trade-off. The following disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures".

(a)   Market and Liquidity Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign currency exchange rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of the Company's insurance and annuity products, as well as the fees the Company earns in its investment management business, are subject to market risk.

Liquidity risk is the risk of loss resulting from the inability to access sufficient funds or liquid assets to meet expected and unexpected cash and collateral demands.

Please read below for details on factors that could impact the level of market and liquidity risk and the strategies used to manage this risk:

Market and Liquidity Risk Management Strategy
Market and liquidity risk management strategy is governed by the Global Asset Liability Committee which oversees the market and liquidity risk program. The Company's overall strategy to manage its market and liquidity risks incorporates several component strategies, each targeted to manage one or more of the market and liquidity risks arising from the Company's businesses. At an enterprise level, these strategies are designed to manage the Company's aggregate exposures to market & liquidity risks against limits associated with earnings and capital volatility.

The following table outlines the Company's key market and liquidity risks and identifies the risk management strategies which contribute to managing these risks.

Risk Management Strategy	Key Market & Liquidity Risk				
	Public Equity Risk	Interest Rate and Spread Risk	ALDA Risk	Foreign Currency Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign currency exchange management				✓	✓
Liquidity risk management					✓

Product Design and Pricing Strategy
The Company's policies, standards, and guidelines, with respect to product design and pricing, are designed with the objective of aligning its product offerings with its risk taking philosophy and risk appetite, and in particular, ensuring that incremental risk generated from new sales aligns with its strategic risk objectives and risk limits. The specific design features of Manulife's product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as its associated investment strategies, help to mitigate the level of underlying risk. Manulife regularly reviews and modifies key features within its product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of the Company's general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be reset at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies.

Hedging Strategies for Public Equity Risks
The Company's exposure to movement in public equity market values primarily arises from insurance contract liabilities related to variable annuity guarantees and general fund public equity investments.

Manulife seeks to manage public equity risk arising from exposures in its insurance contract liabilities through the dynamic and macro equity risk hedging strategy.

Variable Annuity Dynamic Hedging Strategy
The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee insurance contract liabilities to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from the hedge asset portfolio.

The Company's variable annuity dynamic hedging program uses a variety of exchange-traded and over-the-counter ("OTC") derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options, and interest rate swaptions. The hedge instruments' positions against insurance contract liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced to stay within established limits. The Company may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.

The Company's variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

- Policyholder behaviour and mortality experience are not hedged;
- Risk adjustment related to cost of guarantees in the insurance contract liabilities is largely hedged;
- A portion of interest rate risk is not hedged;
- Credit spreads may widen and actions might not be taken to adjust accordingly;
- Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
- Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
- Correlations between interest rates and equity markets could lead to unfavourable material impacts;
- Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets, and / or interest rates, which is magnified when these impacts occur concurrently; and
- Not all other risks are hedged.

Differences in the profit (loss) on the hedge instruments versus the underlying losses (gains) related to the guarantee liabilities hedged are reported in CSM.

Manulife seeks to manage interest rate risk arising from the Company's variable annuity business that is not dynamically hedged through the Company's asset liability management strategy.

Macro Equity Risk Hedging Strategy
The objective of the macro equity risk hedging program is to maintain the Company's overall earnings sensitivity to public equity market movements within the Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include general fund equity holdings backing guaranteed, and adjustable liabilities.

Asset Liability Management Strategy
Manulife's asset liability management strategy is designed to help ensure that the market risks embedded in its assets and liabilities held in the Company's general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance, and foreign currency exchange rate movements.

General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. The Company seeks to align the asset strategy for each group to the premium and benefit patterns, policyholder options and guarantees, and crediting rate strategies of the products they support. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency, and industry concentration targets.

Foreign Currency Exchange Risk Management Strategy
Manulife's policy is to generally match the currency of its assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, the Company seeks to hedge this exposure where appropriate to stabilize its earnings and consolidated capital positions and remain within its enterprise foreign exchange risk limits.

Liquidity Risk Management Strategy
Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They consider legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of the Company's balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow Manulife's liquidity ratios to remain strong. Manulife manages liquidity centrally and closely monitors the liquidity positions of its principal subsidiaries.

Manulife seeks to mitigate liquidity risk by diversifying its business across different products, markets, geographical regions, and policyholders. The Company designs insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premiums. The Company designs the policyholder termination features with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. The Company establishes and implements investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of the Company's total assets. Manulife aims to reduce liquidity risk in the Company's businesses by diversifying its funding sources and appropriately managing the term structure of its funding. The Company forecasts and monitors daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

The Company also maintains centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Manulife's centralized cash pools consist of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Manulife has established a variety of contingent liquidity sources. These include, among others, a $500 committed unsecured revolving credit facility with certain Canadian chartered banks available for the Company, and a US$500 committed unsecured revolving credit facility with certain U.S. banks available to the Company and certain of its U.S. subsidiaries. There were no outstanding borrowings under these facilities as at December 31, 2025 (2024 – $nil). In addition, John Hancock Life Insurance Company (U.S.A.) ("JHUSA") is a member of the Federal Home Loan Bank of Indianapolis ("FHLBI"), which enables the Company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities, municipal bonds, and U.S. Treasury and Agency securities. As at December 31, 2025, JHUSA had an estimated maximum borrowing capacity of US$3.8 billion (2024 – US$3.8 billion) based on regulatory limitations with an outstanding balance of US$500 (2024 – US$500) under the FHLBI facility.

The following table outlines the maturity of the Company's significant financial liabilities.

Maturity of financial liabilities

As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt[1]	$ 1,741	$ 958	$ -	$ 4,986	$ 7,685
Capital instruments[1]	-	-	-	6,990	6,990
Derivatives	2,270	1,746	875	9,456	14,347
Deposits from Bank clients[2]	17,462	4,441	2,804	-	24,707
Lease liabilities	101	138	49	46	334

[1] The amounts shown above are net of the related unamortized deferred issue costs.

[2] Carrying value and fair value of deposits from Bank clients as at December 31, 2025 were $24,707 and $24,945, respectively (2024 – $22,063 and $22,270, respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2024 – Level 2).

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin, and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $537.4 billion as at December 31, 2025 (2024 – $516.6 billion).

(b) Market Risk Sensitivities and Market Risk Exposure Measures

Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure Measures
Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business are to expected to be recognized primarily within the next 20 years.

Manulife seeks to mitigate a portion of the risks embedded in the Company's retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of dynamic and macro hedging strategies (see "Publicly traded equity performance risk sensitivities and exposure measures" below).

The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees, gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at December 31,	2025			2024		
	Guarantee value[1]	Fund value	Net amount at risk[1],[2],[3]	Guarantee value[1]	Fund value	Net amount at risk[1],[2],[3]
Guaranteed minimum income benefit	$ 3,142	$ 2,534	$ 708	$ 3,628	$ 2,780	$ 918
Guaranteed minimum withdrawal benefit	29,664	31,071	2,643	33,473	33,539	3,339
Guaranteed minimum accumulation benefit	18,908	19,208	55	18,987	19,097	70
Gross living benefits[4]	51,714	52,813	3,406	56,088	55,416	4,327
Gross death benefits[5]	7,892	19,924	486	8,612	19,851	644
Total gross of reinsurance	59,606	72,737	3,892	64,700	75,267	4,971
Living benefits reinsured	20,518	21,932	2,351	23,768	23,965	3,016
Death benefits reinsured	3,058	2,620	195	3,430	2,776	289
Total reinsured	23,576	24,552	2,546	27,198	26,741	3,305
Total, net of reinsurance	$ 36,030	$ 48,185	$ 1,346	$ 37,502	$ 48,526	$ 1,666

[1] Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.

[2] Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.

[3] The amount at risk net of reinsurance at December 31, 2025 was $1,346 (December 31, 2024 – $1,666) of which: US$244 (December 31, 2024 – US$293) was on the Company's U.S. business, $835 (December 31, 2024 – $1,021) was on the Company's Canadian business, US$80 (December 31, 2024 – US$100) was on the Company's Japan business, and US$49 (December 31, 2024 – US$56) was related to Asia (other than Japan) and the Company's run-off reinsurance business.

[4] Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.

[5] Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Investment categories for variable contracts with guarantees

Variable contracts with guarantees, including variable annuities and variable life, are invested at the policyholder's discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31,	2025	2024
Investment category		
Equity funds	$ 51,919	$ 51,457
Balanced funds	36,889	37,381
Bond funds	8,528	9,017
Money market funds	1,794	1,712
Other debt investments	2,074	2,082
Total	$ 101,204	$ 101,649

Caution Related to Sensitivities

In the sections that follow, the Company provides sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of the Company's internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, the Company cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders will be as indicated.

Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures

The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While the Company cannot reliably estimate the amount of the change in dynamically hedged guarantee liabilities that will not be offset by the change in the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns[1]

As at December 31, 2025	Net income attributed to shareholders					
	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity and segregated fund guarantees[2]	$ (1,790)	$ (1,070)	$ (490)	$ 400	$ 750	$ 1,050
General fund equity investments[3]	(1,320)	(880)	(440)	440	870	1,310
Total underlying sensitivity before hedging	(3,110)	(1,950)	(930)	840	1,620	2,360
Impact of macro and dynamic hedge assets[4]	650	390	170	(130)	(240)	(330)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,460)	(1,560)	(760)	710	1,380	2,030
Impact of reinsurance	1,110	670	310	(270)	(490)	(700)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$ (1,350)	$ (890)	$ (450)	$ 440	$ 890	$ 1,330

As at December 31, 2024	Net income attributed to shareholders					
	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity and segregated fund guarantees[2]	$ (2,050)	$ (1,240)	$ (560)	$ 470	$ 860	$ 1,190
General fund equity investments[3]	(1,240)	(820)	(400)	390	780	1,180
Total underlying sensitivity before hedging	(3,290)	(2,060)	(960)	860	1,640	2,370
Impact of macro and dynamic hedge assets[4]	720	430	190	(150)	(260)	(360)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,570)	(1,630)	(770)	710	1,380	2,010
Impact of reinsurance	1,320	810	370	(320)	(590)	(830)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$ (1,250)	$ (820)	$ (400)	$ 390	$ 790	$ 1,180

[1] See "Caution related to sensitivities" above.

[2] For variable annuity contracts measured under the VFA approach, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore, a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.

[3] This impact for general fund equity investments includes general fund investments supporting the Company's insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment), and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit-linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

[4] Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Potential immediate impact on contractual service margin, other comprehensive income to shareholders and total comprehensive income to shareholders from changes to public equity market values[1],[2]

As at December 31, 2025		-30%		-20%		-10%		+10%		+20%		+30%
Variable annuity and segregated fund guarantees reported in CSM	$	(2,970)	$	(1,820)	$	(840)	$	730	$	1,390	$	1,980
Impact of risk mitigation - hedging[3]		870		510		220		(180)		(320)		(430)
Impact of risk mitigation - reinsurance[3]		1,400		850		390		(330)		(630)		(890)
VA net of risk mitigation		(700)		(460)		(230)		220		440		660
General fund equity		(1,410)		(910)		(440)		440		880		1,300
Contractual service margin (pre-tax)	$	**(2,110)**	$	**(1,370)**	$	**(670)**	$	**660**	$	**1,320**	$	**1,960**
Other comprehensive income attributed to shareholders (post-tax)[4]	$	**(920)**	$	**(620)**	$	**(300)**	$	**300**	$	**580**	$	**860**
Total comprehensive income attributed to shareholders (post-tax)	$	**(2,270)**	$	**(1,510)**	$	**(750)**	$	**740**	$	**1,470**	$	**2,190**
As at December 31, 2024		-30%		-20%		-10%		+10%		+20%		+30%
Variable annuity and segregated fund guarantees reported in CSM	$	(3,420)	$	(2,110)	$	(970)	$	840	$	1,580	$	2,250
Impact of risk mitigation - hedging[3]		940		560		250		(190)		(350)		(470)
Impact of risk mitigation - reinsurance[3]		1,670		1,020		470		(400)		(740)		(1,050)
VA net of risk mitigation		(810)		(530)		(250)		250		490		730
General fund equity		(1,140)		(740)		(370)		370		750		1,110
Contractual service margin (pre-tax)	$	**(1,950)**	$	**(1,270)**	$	**(620)**	$	**620**	$	**1,240**	$	**1,840**
Other comprehensive income attributed to shareholders (post-tax)[4]	$	**(840)**	$	**(560)**	$	**(280)**	$	**270**	$	**530**	$	**790**
Total comprehensive income attributed to shareholders (post-tax)	$	**(2,090)**	$	**(1,380)**	$	**(680)**	$	**660**	$	**1,320**	$	**1,970**

[1] See "Caution related to sensitivities" above.

[2] This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.

[3] For variable annuity contracts measured under VFA, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.

[4] The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.

Interest Rate and Spread Risk Sensitivities and Exposure Measures

As at December 31, 2025, the Company estimated the sensitivity of net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100, and to a 50 basis point parallel increase in interest rates to be a charge of $100.

The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

The disclosed interest rate sensitivities reflect the accounting designations of the Company's financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as FVOCI and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as the Company's hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could materially impact net income attributed to shareholders.

The Company's sensitivities vary across all regions in which the Company operates, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of the Company's ALDA. Rising interest rates could negatively impact the value of the Company's ALDA. More information on ALDA can be found below in the "Alternative long-duration asset performance risk sensitivities and exposure measures" section.

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates[1],[2],[3]

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads	
(post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ 200	$ (300)	$ (200)	$ 100	$ -	$ -
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	100	-	(300)	300
Total comprehensive income attributed to shareholders	-	-	100	-	(200)	200

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads	
(post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ 100	$ (200)	$ -	$ (100)	$ -	$ -
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	200	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	-	100	(100)	200	-	-

[1] See "Caution related to sensitivities" above.
[2] Estimates include changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates.
[3] Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures
The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy[1] and other investments.

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to "Publicly traded equity performance risk sensitivities and exposure measures" above for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values[1]

As at	December 31, 2025		December 31, 2024	
(post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$ (200)	$ 200	$ (200)	$ 200
Net income attributed to shareholders[2]	(2,200)	2,200	(2,500)	2,500
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,400)	2,400	(2,700)	2,700

[1] See "Caution related to sensitivities" above.
[2] Net income attributed to shareholders includes core earnings and the items excluded from core earnings.

---

[1] Energy includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

Foreign Exchange Risk Sensitivities and Exposure Measures

The Company generally matches the currency of its assets with the currency of the insurance and investment contract liabilities they support. As at December 31, 2025, the Company did not have a material currency mismatch between assets and liabilities.

Liquidity Risk Exposure Strategy

Manulife manages liquidity levels of the consolidated group and key subsidiaries against established thresholds, which are based on extreme but plausible liquidity stress scenarios over varying time horizons.

The Company's use of derivatives for hedging purposes is a significant source of liquidity risk through collateral and cash settlement requirements for OTC bilateral and centrally cleared derivatives under adverse market conditions. To assess these potential liquidity needs, the Company regularly stress tests the market value of its derivative portfolio under various stress scenarios and measures and monitors the contingent requirements against its liquid asset holdings. Additionally, the Company maintains a liquidity contingency plan with diverse sources of contingent liquidity that can be utilized under severe stress conditions.

(c)   Credit Risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company's general fund invested assets.

The Company's exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities. The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

Credit risk associated with derivative counterparties is discussed in note 8 (f) and credit risk associated with reinsurance counterparties is discussed in note 8 (k).

(I)   Credit Quality

The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, and other significant credit risk exposures from loan commitments, with allowances, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles. For each asset type presented in the table, amortized cost and FVOCI financial instruments are presented together. Amortized cost financial instruments are shown gross of the allowance for credit losses, which is shown separately. FVOCI financial instruments are shown at fair value with the allowance for credit losses shown separately.

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI				
Investment grade	$ 203,241	$ 1,187	$ -	$ 204,428
Non-investment grade	3,993	477	-	4,470
Total carrying value	207,234	1,664	-	208,898
Allowance for credit losses	221	43	-	264
Debt securities, measured at amortized cost				
Investment grade	1,137	-	-	1,137
Non-investment grade	-	-	-	-
Total	1,137	-	-	1,137
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,136	-	-	1,136
Private placements, measured at FVOCI				
Investment grade	43,803	309	-	44,112
Non-investment grade	5,527	979	211	6,717
Total carrying value	49,330	1,288	211	50,829
Allowance for credit losses	108	82	194	384
Commercial mortgages, measured at FVOCI				
AAA	244	-	-	244
AA	7,961	-	-	7,961
A	13,720	-	-	13,720
BBB	5,106	645	-	5,751
BB	63	730	-	793
B and lower	-	20	100	120
Total carrying value	27,094	1,395	100	28,589
Allowance for credit losses	42	38	34	114
Commercial mortgages, measured at amortized cost				
AAA	-	-	-	-
AA	-	-	-	-
A	223	-	-	223
BBB	-	-	-	-
BB	-	-	-	-
B and lower	166	8	1	175
Total	389	8	1	398
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	388	8	-	396
Residential mortgages, measured at amortized cost				
Performing	25,361	1,379	-	26,740
Non-performing	-	-	50	50
Total	25,361	1,379	50	26,790
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	25,357	1,377	49	26,783
Loans to Bank clients, measured at amortized cost				
Performing	2,629	105	-	2,734
Non-performing	-	-	4	4
Total	2,629	105	4	2,738
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,628	104	3	2,735
Other invested assets, measured at FVOCI				
Investment grade	-	-	-	-
Non-investment grade	383	-	-	383
Total carrying value	383	-	-	383
Allowance for credit losses	21	-	-	21
Other invested assets, measured at amortized cost				
Investment grade	4,266	-	-	4,266
Non-investment grade	-	-	-	-
Total	4,266	-	-	4,266
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,265	-	-	4,265
Loan commitments				
Allowance for credit losses	10	1	1	12
Total carrying value, net of allowance	$ 317,815	$ 5,836	$ 363	$ 324,014

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI				
Investment grade	$ 197,840	$ 1,338	$ -	$ 199,178
Non-investment grade	5,625	363	-	5,988
Total carrying value	203,465	1,701	-	205,166
Allowance for credit losses	228	42	-	270
Debt securities, measured at amortized cost				
Investment grade	1,496	-	-	1,496
Non-investment grade	-	-	-	-
Total	1,496	-	-	1,496
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,495	-	-	1,495
Private placements, measured at FVOCI				
Investment grade	41,796	721	-	42,517
Non-investment grade	5,004	1,133	148	6,285
Total carrying value	46,800	1,854	148	48,802
Allowance for credit losses	126	127	123	376
Commercial mortgages, measured at FVOCI				
AAA	205	-	-	205
AA	7,234	-	-	7,234
A	14,035	-	-	14,035
BBB	5,679	873	-	6,552
BB	11	663	-	674
B and lower	-	21	71	92
Total carrying value	27,164	1,557	71	28,792
Allowance for credit losses	41	39	55	135
Commercial mortgages, measured at amortized cost				
AAA	-	-	-	-
AA	-	-	-	-
A	225	15	-	240
BBB	-	-	-	-
BB	-	-	-	-
B and lower	112	5	5	122
Total	337	20	5	362
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	336	19	5	360
Residential mortgages, measured at amortized cost				
Performing	22,870	1,151	-	24,021
Non-performing	-	-	41	41
Total	22,870	1,151	41	24,062
Allowance for credit losses	3	2	1	6
Total carrying value, net of allowance	22,867	1,149	40	24,056
Loans to Bank clients, measured at amortized cost				
Performing	2,265	38	-	2,303
Non-performing	-	-	10	10
Total	2,265	38	10	2,313
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,264	37	9	2,310
Other invested assets, measured at FVOCI				
Investment grade	-	-	-	-
Non-investment grade	389	-	-	389
Total carrying value	389	-	-	389
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost				
Investment grade	4,302	-	-	4,302
Non-investment grade	-	-	-	-
Total	4,302	-	-	4,302
Allowance for credit losses	2	-	-	2
Total carrying value, net of allowance	4,300	-	-	4,300
Loan commitments				
Allowance for credit losses	9	1	1	11
Total carrying value, net of allowance	$ 309,080	$ 6,317	$ 273	$ 315,670

(II)   Allowance for Credit Losses

The following tables provide details on the allowance for credit losses by stage as at and for the years ended December 31, 2025 and 2024.

As at December 31, 2025		Stage 1		Stage 2		Stage 3		Total
Balance, beginning of year	$	**434**	$	**213**	$	**181**	$	**828**
Net re-measurement due to transfers		**4**		**(31)**		**27**		**-**
Transfer to stage 1		*11*		*(11)*		*-*		*-*
Transfer to stage 2		*(7)*		*7*		*-*		*-*
Transfer to stage 3		*-*		*(27)*		*27*		*-*
Net originations, purchases, disposals and repayments		**59**		**(11)**		**(97)**		**(49)**
Changes to risk, parameters, and models		**(72)**		**(1)**		**117**		**44**
Foreign exchange and other adjustments		**(15)**		**(3)**		**4**		**(14)**
Balance, end of year	$	**410**	$	**167**	$	**232**	$	**809**

As at December 31, 2024		Stage 1		Stage 2		Stage 3		Total
Balance, beginning of year	$	483	$	209	$	237	$	929
Net re-measurement due to transfers		4		(22)		18		-
Transfer to stage 1		*12*		*(12)*		*-*		*-*
Transfer to stage 2		*(7)*		*7*		*-*		*-*
Transfer to stage 3		*(1)*		*(17)*		*18*		*-*
Net originations, purchases, disposals and repayments		36		(8)		(159)		(131)
Changes to risk, parameters, and models		(107)		21		81		(5)
Foreign exchange and other adjustments		18		13		4		35
Balance, end of year	$	434	$	213	$	181	$	828

(III)   Significant Judgements and Estimates

The following tables show certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

As at December 31, 2025	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2	
		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada									
Gross Domestic Product (GDP), in U.S. $ billions	$ 2,020	0.6 %	1.9 %	2.6 %	1.9 %	(4.1)%	2.2 %	(7.2)%	2.2 %
Unemployment rate	7.2 %	7.1 %	6.3 %	6.5 %	5.6 %	8.5 %	8.0 %	9.5 %	9.7 %
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$ 61	$ 62	$ 66	$ 67	$ 67	$ 47	$ 60	$ 39	$ 54
U.S.									
Gross Domestic Product (GDP), in U.S. $ billions	$ 23,998	2.1 %	2.4 %	3.8 %	2.4 %	(2.2)%	2.7 %	(4.1)%	2.6 %
Unemployment rate	4.4 %	4.6 %	4.3 %	3.9 %	3.6 %	7.2 %	6.1 %	7.7 %	8.2 %
7-10 Year BBB U.S. Corporate Index	5.3 %	5.9 %	6.1 %	5.7 %	6.0 %	6.4 %	5.8 %	7.0 %	5.7 %
Japan									
Gross Domestic Product (GDP), in JPY billions	¥ 564,072	0.2 %	0.8 %	2.2 %	1.0 %	(4.1)%	1.1 %	(7.4)%	1.7 %
Unemployment rate	2.5 %	2.5 %	2.2 %	2.4 %	2.1 %	3.0 %	2.9 %	3.2 %	3.5 %
Hong Kong									
Unemployment rate	4.1 %	4.0 %	3.2 %	3.6 %	2.9 %	5.1 %	4.1 %	5.5 %	4.8 %
Hang Seng Index	26,454	(1.3)%	1.0 %	8.9 %	0.7 %	(26.0)%	6.7 %	(41.9)%	10.2 %
China									
Gross Domestic Product (GDP), in CNY billions	¥ 119,732	4.7 %	4.1 %	7.2 %	4.3 %	(2.3)%	4.6 %	(5.1)%	3.9 %
FTSE Xinhua A200 Index	11,186	3.7 %	3.6 %	18.6 %	1.6 %	(28.0)%	10.3 %	(37.8)%	12.1 %

As at December 31, 2024	Current quarter	Base case scenario Next 12 months	Base case scenario Ensuing 4 years	Upside scenario Next 12 months	Upside scenario Ensuing 4 years	Downside scenario 1 Next 12 months	Downside scenario 1 Ensuing 4 years	Downside scenario 2 Next 12 months	Downside scenario 2 Ensuing 4 years
Canada									
Gross Domestic Product (GDP), in U.S. $ billions	$ 1,983	1.8 %	2.0 %	3.3 %	2.3 %	(2.0)%	2.3 %	(3.9)%	2.2 %
Unemployment rate	6.7 %	6.8 %	6.3 %	6.5 %	5.8 %	8.1 %	8.2 %	8.5 %	10.0 %
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$ 76	$ 75	$ 72	$ 79	$ 74	$ 59	$ 66	$ 50	$ 61
U.S.									
Gross Domestic Product (GDP), in U.S. $ billions	$ 23,534	2.1 %	2.2 %	3.6 %	2.3 %	(2.0)%	2.7 %	(4.2)%	2.5 %
Unemployment rate	4.2 %	4.1 %	4.0 %	3.3 %	3.3 %	7.3 %	6.1 %	7.8 %	8.1 %
7-10 Year BBB U.S. Corporate Index	5.5 %	6.1 %	6.1 %	5.9 %	6.2 %	5.4 %	5.6 %	6.0 %	5.4 %
Japan									
Gross Domestic Product (GDP), in JPY billions	¥ 563,281	0.9 %	0.7 %	2.8 %	0.8 %	(3.6)%	1.0 %	(7.1)%	1.6 %
Unemployment rate	2.5 %	2.5 %	2.2 %	2.4 %	2.1 %	3.1 %	2.9 %	3.2 %	3.5 %
Hong Kong									
Unemployment rate	3.0 %	2.9 %	3.0 %	2.5 %	2.7 %	4.1 %	3.8 %	4.6 %	4.6 %
Hang Seng Index	19,448	7.0 %	4.1 %	18.1 %	3.7 %	(19.7)%	9.9 %	(37.0)%	13.5 %
China									
Gross Domestic Product (GDP), in CNY billions	¥ 114,931	4.0 %	4.1 %	6.5 %	4.3 %	(3.0)%	4.6 %	(5.7)%	3.9 %
FTSE Xinhua A200 Index	10,938	(0.6)%	4.8 %	13.8 %	2.8 %	(31.1)%	11.7 %	(40.5)%	13.5 %

(IV)   Sensitivity to Changes in Economic Assumptions

The following table shows the ECL allowance balance which resulted from all four macroeconomic scenarios (including the more heavily-weighted best estimate base case scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows an ECL allowance resulting from only the base case scenario.

As at December 31,	2025	2024
Probability-weighted ECL	$ 809	$ 828
Baseline ECL	$ 611	$ 629
Difference – in amount	$ 198	$ 199
Difference – in percentage	24.47 %	24.03 %

The Company's probability-weighted ECL allowance balance which resulted from all four macroeconomic scenarios as at December 31, 2025 was $809 (2024 – $828). ECL allowance balances indicated by the base case scenario, the upside scenario, the downside scenario 1 and the downside scenario 2, as at December 31, 2025 were $611, $522, $1,434 and $1,798 respectively (2024 – $629, $536, $1,590 and $2,104, respectively).

(d)   Securities Lending, Repurchase and Reverse Repurchase Transactions

The Company engages in securities lending to generate fee income. Collateral exceeding the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored daily and additional collateral is obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2025, the Company had loaned securities (which are included in invested assets) with a market value of $1,800 (2024 – $1,021). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income to take possession of securities to cover short positions in similar instruments and to meet short-term funding requirements. As at December 31, 2025, the Company had outstanding reverse repurchase transactions of $957 (2024 – $1,594) which are recorded as short-term receivables. In addition, the Company had outstanding repurchase transactions of $193 as at December 31, 2025 (2024 – $668) which are recorded as payables.

(e)   Credit Default Swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDS") to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. CDS contracts typically have a five-year term.

The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2025	Notional amount[1]	Fair value	Weighted average maturity (in years)[2]
Single name CDS[3],[4] – Corporate debt			
AA	$ 22	$ -	2
A	65	1	2
BBB	22	-	1
Total single name CDS	$ 109	$ 1	2
Total CDS protection sold	$ 109	$ 1	2

As at December 31, 2024	Notional amount[1]	Fair value	Weighted average maturity (in years)[2]
Single name CDS[3],[4] – Corporate debt			
AA	$ 23	$ 1	3
A	68	1	3
BBB	23	-	2
Total single name CDS	$ 114	$ 2	3
Total CDS protection sold	$ 114	$ 2	3

[1] Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
[2] The weighted average maturity of the CDS is weighted based on notional amounts.
[3] Ratings are based on S&P where available followed by Moody's, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
[4] The Company held no purchased credit protection as at December 31, 2025 and 2024.

(f) Derivatives

The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at December 31, 2025, the percentage of the Company's derivative exposure with counterparties rated AA- or higher was 29 per cent (2024 – 30 per cent). As at December 31, 2025, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,386 (2024 – $1,319). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (2024 – $nil).

(g) Offsetting Financial Assets and Financial Liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse purchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty's obligation.

The following tables present the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

| As at December 31, 2025 | Gross amounts of financial instruments[1] | Related amounts not set off in the Consolidated Statements of Financial Position | | Net amounts including financing entity[3] | Net amounts excluding financing entity |
		Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)[2]		
Financial assets					
Derivative assets	$ 9,955	$ (6,700)	$ (2,694)	$ 561	$ 561
Securities lending	1,800	-	(1,800)	-	-
Reverse repurchase agreements	957	-	(957)	-	-
Total financial assets	$ 12,712	$ (6,700)	$ (5,451)	$ 561	$ 561
Financial liabilities					
Derivative liabilities	$ (15,024)	$ 6,700	$ 8,228	$ (96)	$ (39)
Repurchase agreements	(193)	-	193	-	-
Total financial liabilities	$ (15,217)	$ 6,700	$ 8,421	$ (96)	$ (39)

| As at December 31, 2024 | Gross amounts of financial instruments[1] | Related amounts not set off in the Consolidated Statements of Financial Position | | Net amounts including financing entity[3] | Net amounts excluding financing entity |
		Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)[2]		
Financial assets					
Derivative assets	$ 9,048	$ (6,633)	$ (1,986)	$ 429	$ 429
Securities lending	1,021	-	(1,021)	-	-
Reverse repurchase agreements	1,594	(569)	(1,025)	-	-
Total financial assets	$ 11,663	$ (7,202)	$ (4,032)	$ 429	$ 429
Financial liabilities					
Derivative liabilities	$ (15,026)	$ 6,633	$ 8,305	$ (88)	$ (15)
Repurchase agreements	(668)	569	99	-	-
Total financial liabilities	$ (15,694)	$ 7,202	$ 8,404	$ (88)	$ (15)

[1] Financial assets and liabilities include accrued interest of $334 and $677 respectively (2024 – $388 and $779 respectively).

[2] Financial and cash collateral exclude over-collateralization. As at December 31, 2025, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $403, $1,699, $154 and $nil respectively (2024 – $641, $2,472, $35 and $nil respectively). As at December 31, 2025, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.

[3] Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity. Refer to note 17.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company's default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at December 31, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note[1]	$ 1,349	$ (1,349)	$ -
Variable surplus note	(1,349)	1,349	-

As at December 31, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note[1]	$ 1,392	$ (1,392)	$ -
Variable surplus note	(1,392)	1,392	-

[1] As at December 31, 2025 and 2024, the Company had no fixed surplus notes outstanding. Refer to note 18 (g).

(h) Risk Concentrations

The Company defines enterprise-wide investment portfolio level targets and limits to ensure that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports its findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2025	2024
Debt securities and private placements rated as investment grade BBB or higher[1]	96 %	96 %
Government debt securities as a per cent of total debt securities	39 %	40 %
Government private placements as a per cent of total private placements	8 %	9 %
Highest exposure to a single non-government debt security or private placement issuer	$ 1,033	$ 1,121
Largest single issuer as a per cent of the total equity portfolio	2 %	2 %
Income producing commercial office properties (2025 – 34% of real estate, 2024 – 35%)	$ 4,312	$ 4,696
Largest concentration of mortgages and real estate[2] – Ontario, Canada (2025 – 29%, 2024 – 28%)	$20,199	$ 19,052

[1] Investment grade debt securities and private placements include 39% rated A, 24% rated AA and 7% rated AAA (2024 – 37%, 17% and 15%) investments based on external ratings where available.

[2] Mortgages and real estate investments are diversified geographically and by property type.

The following table presents the Company's debt securities and private placements portfolio by sector and industry.

	2025		2024	
As at December 31,	Carrying value	% of total	Carrying value	% of total
Government and agency	$ 87,734	34 %	$ 88,376	34 %
Utilities	45,795	17 %	45,812	18 %
Financial	39,342	15 %	38,656	15 %
Consumer	34,815	13 %	31,529	12 %
Energy	16,932	6 %	15,840	6 %
Industrial	24,840	9 %	24,233	9 %
Other	16,438	6 %	15,843	6 %
Total	$ 265,896	100 %	$ 260,289	100 %

(i) Insurance Risk

Insurance risk is the risk of loss due to actual experience for mortality and morbidity claims, policyholder behaviour and expenses emerging differently than assumed when a product was designed and priced. A variety of assumptions are made related to these experience factors, for reinsurance costs, and for sales levels when products are designed and priced, as well as in the determination of policy liabilities. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions made by the Company. Claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale man-made disasters and acts of terrorism. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activities are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. Some reinsurance rates are not guaranteed and may be changed unexpectedly. Adjustments the Company seeks to make to Non-guaranteed elements to reflect changing experience factors may be challenged by regulatory or legal action and the Company may be unable to implement them or may face delays in implementation.

The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. The current global life retention limit is US$40 for individual policies (US$45 for survivorship life policies) and is shared across businesses. Lower limits are applied in some markets and jurisdictions. The Company aims to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, the Company aims to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risk.

(j)   Concentration Risk

The geographic concentration of the Company's insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2025	Insurance contract liabilities	Investment contract liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$ 339,534	$ 327,754	$ (53,885)	$ 613,403
Asia and Other	200,810	18,631	(5,497)	213,944
Total	**$ 540,344**	**$ 346,385**	**$ (59,382)**	**$ 827,347**

As at December 31, 2024	Insurance contract liabilities	Investment contract liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$ 342,146	$ 305,563	$ (52,055)	$ 595,654
Asia and Other	180,698	17,378	(6,294)	191,782
Total	**$ 522,844**	**$ 322,941**	**$ (58,349)**	**$ 787,436**

(k)   Reinsurance Risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company's liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. To minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

As at December 31, 2025, the Company had $59,382 (2024 – $58,349) of reinsurance assets. Of this, 94 per cent (2024 – 93 per cent) were ceded to reinsurers with S&P ratings of A- or above. The Company's exposure to credit risk was mitigated by $43,193 fair value of collateral held as security as at December 31, 2025 (2024 – $40,753). Net exposure after considering offsetting agreements and the benefit of the fair value of collateral held was $16,189 as at December 31, 2025 (2024 – $17,595).

Note 9   Long-Term Debt

(a)   Carrying Value of Long-Term Debt Instruments

	Issue date	Maturity date	Par value	As at December 31, 2025	2024
3.050% Senior notes[1],[2]	August 27, 2020	August 27, 2060	US$ 1,155	$ 1,583	$ 1,659
5.375% Senior notes[1],[3]	March 4, 2016	March 4, 2046	US$ 750	1,017	1,067
4.986% Senior notes[1],[4]	December 11, 2025	December 11, 2035	US$ 1,000	1,362	-
3.703% Senior notes[1],[4]	March 16, 2022	March 16, 2032	US$ 750	1,024	1,074
2.396% Senior notes[1],[5]	June 1, 2020	June 1, 2027	US$ 200	274	287
2.484% Senior notes[1],[5]	May 19, 2020	May 19, 2027	US$ 500	684	717
3.527% Senior notes[1],[3]	December 2, 2016	December 2, 2026	US$ 270	370	388
4.150% Senior notes[1],[3]	March 4, 2016	March 4, 2026	US$ 1,000	1,371	1,437
Total				**$ 7,685**	$ 6,629

[1] These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

[2] MFC may redeem the notes in whole, but not in part, on August 27, 2025, and thereafter on every August 27 at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized to the earliest par redemption date.

[3] MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 5.375% notes – 40 bps, 3.527% notes – 20 bps, and 4.150% notes – 35 bps. Issuance costs are amortized over the term of the debt.

[4] MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to three months before the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 3.703% notes – 25 bps, and 4.986% notes – 15 bps. For the period from three months before the respective maturity date, MFC may redeem the senior notes, in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized over the term of the debt.

[5] MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to two months before the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 2.396% notes – 30 bps, and 2.484% notes – 30 bps. For the period from two months before the respective maturity date, MFC may redeem the senior notes, in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized over the term of the debt.

The cash amount of interest paid on long-term debt during the year ended December 31, 2025 was $241 (2024 – $233).

(b)   Fair Value Measurement

The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2025, the fair value of long-term debt was $6,962 (2024 – $5,741). The fair value of long-term debt was determined using Level 2 valuation techniques (2024 – Level 2).

(c)   Aggregate Maturities of Long-Term Debt

As at December 31,	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2025	$ 1,741	$ 958	$ -	$ 4,986	$ 7,685
2024	-	2,829	-	3,800	6,629

Note 10   Capital Instruments

(a)   Carrying Value of Capital Instruments

	Issuance date	Earliest par redemption date	Maturity date	Par value	As at December 31, 2025	2024
JHFC Subordinated notes[1]	December 14, 2006	December 15, 2036	December 15, 2036	$ 650	$ **648**	$ 648
3.983% MFC Subordinated debentures[2]	May 23, 2025	May 23, 2030	May 23, 2035	$ 500	**497**	-
2.818% MFC Subordinated debentures[3],[4]	May 12, 2020	May 13, 2030	May 13, 2035	$ 1,000	**997**	997
4.064% MFC Subordinated debentures[5]	December 6, 2024	December 6, 2029	December 6, 2034	$ 1,000	**996**	995
4.275% MFC Subordinated notes[6],[7]	June 19, 2024	June 19, 2029	June 19, 2034	S$ 500	**531**	524
5.054% MFC Subordinated debentures[8]	February 23, 2024	February 23, 2029	February 23, 2034	$ 1,100	**1,096**	1,095
5.409% MFC Subordinated debentures[9]	March 10, 2023	March 10, 2028	March 10, 2033	$ 1,200	**1,197**	1,196
4.061% MFC Subordinated notes[3],[10],[11]	February 24, 2017	February 24, 2027	February 24, 2032	US$ 750	**1,028**	1,077
2.237% MFC Subordinated debentures[12]	May 12, 2020	May 12, 2025	May 12, 2030	$ 1,000	**-**	1,000
Total					$ **6,990**	$ 7,532

[1] Issued by Manulife Holdings (Delaware) LLC ("MHDLL"), now John Hancock Financial Corporation ("JHFC"), a wholly owned subsidiary of MFC, to Manulife Finance (Delaware) LLC ("MFLLC"), a subsidiary of Manulife Finance (Delaware) L.P. ("MFLP"). MFLP and its subsidiaries are wholly owned unconsolidated related parties of the Company. Effective July 1, 2024, the notes bear interest at a floating rate equal to Canadian Overnight Repo Rate Average ("CORRA"), plus a spread adjustment of 0.32138%, plus 0.72%. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest. Refer to note 17.

[2] Issued by MFC, interest is payable semi-annually. After May 23, 2030, the interest rate will reset to equal the Daily Compounded CORRA plus 1.32%. With regulatory approval, MFC may redeem the notes, in whole or in part, on or after May 23, 2030, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

[3] Capital instruments with interest rates resetting in the future that reference Canadian Dollar Offered Rate ("CDOR") and the U.S. Dollar Mid-Swap rate (based on London Interbank Offered Rate (LIBOR)) include the 2.818% subordinated debentures and 4.061% subordinated debentures, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as CORRA, the alternative rate for CDOR, and the Secured Overnight Financing Rate (SOFR) and the alternative rate for USD LIBOR. As at December 31, 2025, the interest rate benchmark reform has not resulted in material changes in the Company's risk management strategy.

[4] After May 13, 2030, the interest rate will reset to equal 3-month CDOR plus 1.82%. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after May 13, 2025, at a redemption price together with accrued and unpaid interest. If the redemption date is on or after May 13, 2025, but prior to May 13, 2030, the redemption price shall be the greater of: (i) the Canada yield price as defined in the prospectus; and (ii) par. If the redemption date is on or after May 13, 2030, the redemption price shall be equal to par.

[5] Issued by MFC, interest is payable semi-annually. After December 6, 2029, the interest rate will reset to equal the Daily Compounded CORRA plus 1.25%. With regulatory approval, MFC may redeem the notes, in whole or in part, on or after December 6, 2029 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

[6] Designated as a hedge of the Company's net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

[7] Issued by MFC, interest is payable semi-annually. After June 19, 2029, the interest rate will reset to equal the prevailing 5-year SORA Overnight Indexed Swap (SORA OIS) Rate plus 1.201%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on June 19, 2029 and on any interest payment date thereafter, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

[8] Issued by MFC, interest is payable semi-annually. After February 23, 2029, the interest rate will reset to equal the Daily Compounded CORRA plus 1.44%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on or after February 23, 2029 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

[9] Issued by MFC, interest is payable semi-annually. After March 10, 2028, the interest rate will reset to equal the Daily Compounded CORRA plus 1.85%. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after March 10, 2028, at a redemption price equal to par, together with accrued and unpaid interest.

[10] On the earliest par redemption date, the interest rate will reset to equal the 5-Year U.S. Dollar Mid-Swap Rate plus 1.647%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

[11] Designated as a hedge of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

[12] The 2.237% MFC Subordinated notes were redeemed at par on May 12, 2025.

(b)   Fair Value Measurement

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2025, the fair value of capital instruments was $7,121 (2024 – $7,575). The fair value of capital instruments was determined using Level 2 valuation techniques (2024 – Level 2).

Note 11   Equity Capital and Earnings Per Share

The authorized capital of MFC consists of:

- an unlimited number of common shares without nominal or par value; and
- an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

(a)   Preferred Shares and Other Equity Instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at December 31, 2025 and December 31, 2024.

	Issue date	Annual dividend / distribution rate[1]	Earliest redemption date[2],[3]	Number of shares (in millions)	Face amount	Net amount[4] as at December 31, 2025	2024
Preferred shares							
Class A preferred shares							
Series 2	February 18, 2005	4.650 %	n/a	14	$ 350	$ **344**	$ 344
Series 3	January 3, 2006	4.500 %	n/a	12	300	**294**	294
Class 1 preferred shares							
Series 3[5],[6]	March 11, 2011	2.348 %	June 19, 2026	7	163	**160**	160
Series 4[7]	June 20, 2016	floating	June 19, 2026	1	37	**36**	36
Series 9[5],[6]	May 24, 2012	5.978 %	September 19, 2027	10	250	**244**	244
Series 11[5],[6]	December 4, 2012	6.159 %	March 19, 2028	8	200	**196**	196
Series 13[5],[6]	June 21, 2013	6.350 %	September 19, 2028	8	200	**196**	196
Series 15[5],[6]	February 25, 2014	5.775 %	June 19, 2029	8	200	**195**	195
Series 17[5],[6]	August 15, 2014	5.542 %	December 19, 2029	14	350	**343**	343
Series 19[5],[6],[8]	December 3, 2014	5.169 %	March 19, 2030	10	250	**246**	246
Series 25[5],[6]	February 20, 2018	5.942 %	June 19, 2028	10	250	**245**	245
Other equity instruments							
Limited recourse capital notes (LRCN)[9]							
Series 1[10]	February 19, 2021	3.375 %	May 19, 2026	n/a	2,000	**1,982**	1,982
Series 2[10]	November 12, 2021	4.100 %	February 19, 2027	n/a	1,200	**1,189**	1,189
Series 3[10]	June 16, 2022	7.117 %	June 19, 2027	n/a	1,000	**990**	990
Total					$ 6,750	$ **6,660**	$ 6,660

[1] Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company's discretion.

[2] Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval.

[3] Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 to and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 to and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.

[4] Net of after-tax issuance costs.

[5] On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

[6] On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

[7] The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.

[8] MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 19 on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a 5-year period commencing on March 20, 2025.

[9] Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust's assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.

[10] The LRCN Series 1 pay a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

(b) Common Shares

As at December 31, 2025, there were 9 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (2024 – 12 million).

The following table presents changes in common shares issued and outstanding.

	2025		2024	
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, beginning of year	**1,729**	**$ 20,681**	1,806	$ 21,527
Repurchased for cancellation	**(54)**	**(651)**	(83)	(990)
Issued on exercise of stock options and deferred share units	**2**	**73**	6	144
Balance, end of year	**1,677**	**$ 20,103**	1,729	$ 20,681

Normal course issuer bid

On February 19, 2025, the Company received approval from the Toronto Stock Exchange ("TSX") to launch a normal course issuer bid (the "2025 NCIB"), permitting the purchase for cancellation of up to 51.5 million of its common shares, representing approximately 3.0% of its common shares outstanding as at February 12, 2025. Purchases under the 2025 NCIB commenced on February 24, 2025, and may continue until February 23, 2026, when the 2025 NCIB expires, or such earlier date as the Company completes its purchases.

The Company's 2024 NCIB was announced on February 20, 2024 and subsequently amended on May 7, 2024. The Company received approval from the TSX to purchase for cancellation up to 90 million of its common shares, representing approximately 5% of its common shares outstanding as at February 12, 2024. The 2024 NCIB expired on February 22, 2025.

During the year ended December 31, 2025, the Company purchased for cancellation 54.4 million common shares (2024 – 82.8 million common shares) for a total cost of $2,386 pre-tax (2024 – $3,212 pre-tax), including 48.7 million common shares for $2,138 pre-tax under the 2025 NCIB, and 5.7 million common shares for $248 pre-tax under the 2024 NCIB, and incurred $45 (2024 – $60) tax on net repurchases of equity. Of this, $651 was recorded in common shares and $1,780 was recorded in retained earnings in the Consolidated Statements of Changes in Equity (2024 – $990 and $2,282, respectively).

On February 11, 2026, the Company announced that it is launching a normal course issuer bid (the "2026 NCIB") permitting the purchase for cancellation of up to 42 million common shares, representing approximately 2.5% of its common shares outstanding as at January 31, 2026. The Company has received approval from OSFI for the 2026 NCIB on January 19, 2026. Purchases under the 2026 NCIB are expected to commence in late February, subject to approval from the TSX.

(c) Earnings Per Share

The following table presents basic and diluted earnings per common share of the Company.

For the years ended December 31,	**2025**	2024
Basic earnings per common share	**$ 3.08**	$ 2.85
Diluted earnings per common share	**3.07**	2.84

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the years ended December 31,	**2025**	2024
Weighted average number of common shares (in millions)	**1,703**	1,779
Dilutive stock-based awards[1] (in millions)	**5**	6
Weighted average number of diluted common shares (in millions)	**1,708**	1,785

[1] The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation was a weighted average of nil (2024 – nil) anti-dilutive stock-based awards.

(d)   Quarterly Dividend Declaration Subsequent to Year End

On February 11, 2026, the Company's Board of Directors approved a quarterly dividend of $0.485 per share on the common shares of MFC, payable on or after March 19, 2026 to shareholders of record at the close of business on February 25, 2026.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2026 to shareholders of record at the close of business on February 25, 2026.

Class A Shares Series 2 – $0.290630 per share

Class A Shares Series 3 – $0.281250 per share

Class 1 Shares Series 3 – $0.146750 per share

Class 1 Shares Series 4 – $0.223645 per share

Class 1 Shares Series 9 – $0.373625 per share

Class 1 Shares Series 11 – $0.384938 per share

Class 1 Shares Series 13 – $0.396875 per share

Class 1 Shares Series 15 – $0.360938 per share

Class 1 Shares Series 17 – $0.346375 per share

Class 1 Shares Series 19 – $0.323063 per share

Class 1 Shares Series 25 – $0.371375 per share

Note 12   Capital Management

(a)   Capital Management

The Company monitors and manages its consolidated capital in compliance with the Life Insurance Capital Adequacy Test ("LICAT") guideline, the capital framework issued by OSFI. Under the capital framework, the Company's consolidated capital resources, including available capital, surplus allowance, and eligible deposits, are measured against a base solvency buffer, which is a risk based capital requirement determined in accordance with the guideline.

The Company's operating activities are primarily conducted by MLI and its subsidiaries. MLI is also regulated by OSFI and is therefore subject to consolidated risk based capital requirements using the OSFI LICAT framework.

The Company seeks to manage its capital with the objectives of:

- Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
- Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
- Optimizing return on capital to meet shareholders' expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The policy is reviewed and approved by the Board of Directors annually and is integrated with the Company's risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

The capital management framework considers the requirements of the Company as a whole as well as the needs of each of the Company's subsidiaries. Internal capital targets are set above regulatory requirements, and considers a number of factors, including expectations of regulators and rating agencies, results of sensitivity and stress testing and the Company's own risk assessments. The Company monitors against these internal targets and initiates actions appropriate to achieving its business objectives.

Consolidated capital, whose components are based on accounting standards, is presented in the table below. For regulatory reporting purposes, under the LICAT framework, these items are adjusted for various additions or deductions to capital as mandated by the OSFI guidelines.

Consolidated capital

As at December 31,	2025	2024
Total equity	$ 52,488	$ 52,960
Exclude AOCI gain / (loss) on cash flow hedges	87	119
Total equity excluding AOCI on cash flow hedges	52,401	52,841
Post-tax CSM	22,165	19,497
Qualifying capital instruments	6,990	7,532
Consolidated capital	**$ 81,556**	**$ 79,870**

(b)   Restrictions on Dividends and Capital Distributions

Dividends and capital distributions are restricted under the Insurance Companies Act ("ICA"). These restrictions apply to both MFC and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by OSFI. The ICA also requires an insurance company to notify OSFI of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by OSFI. These latter transactions would require the prior approval of OSFI.

The ICA requires Canadian insurance companies to maintain adequate levels of capital at all times.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws of Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Note 13   Revenue from Service Contracts

The Company provides investment management services, transaction processing and administrative services, and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of its investment properties.

The Company's service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company's performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Asset-based fees vary with the asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company's control. Transaction processing and administrative fees vary with activity volumes, also beyond the Company's control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 19.

For the year ended December 31, 2025	Global WAM		Asia, Canada, U.S., and Corporate and Other		Total	
Investment management and other related fees	$	3,940	$	(442)	$	3,498
Transaction processing, administration and service fees		3,166		302		3,468
Distribution fees and other		906		59		965
Total included in other revenue		8,012		(81)		7,931
Revenue from non-service lines		8		190		198
Total other revenue	$	8,020	$	109	$	8,129
Real estate management services included in net investment income	$	-	$	276	$	276

For the year ended December 31, 2024	Global WAM		Asia, Canada, U.S., and Corporate and Other		Total	
Investment management and other related fees	$	3,612	$	(489)	$	3,123
Transaction processing, administration and service fees		2,908		298		3,206
Distribution fees and other		918		46		964
Total included in other revenue		7,438		(145)		7,293
Revenue from non-service lines		1		294		295
Total other revenue	$	7,439	$	149	$	7,588
Real estate management services included in net investment income	$	-	$	317	$	317

Note 14 Stock-Based Compensation

(a) Stock Options

The Company grants stock options under its Executive Stock Option Plan ("ESOP") to selected individuals. The options provide the holder the right to purchase MFC common shares at an exercise price equal to the higher of the prior day, prior five-day or prior ten-day average closing market price of MFC common shares on the Toronto Stock Exchange on the date the options are granted. The options vest over a period not exceeding four years and expire not more than ten years from the grant date. Effective with the 2015 grant, options may only be exercised after the fifth-year anniversary. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

Options outstanding

	2025		2024	
	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
For the years ended December 31,				
Outstanding, January 1	11	$ 23.35	16	$ 22.73
Exercised	(3)	22.86	(5)	21.56
Outstanding, December 31	8	$ 23.51	11	$ 23.35
Exercisable, December 31	8	$ 23.51	6	$ 22.66

	Options outstanding			Options exercisable		
For the year ended December 31, 2025	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$17.59 - $20.99	1	$ 17.59	0.15	1	$ 17.59	0.15
$21.00 - $24.73	7	$ 23.94	3.16	7	$ 23.94	3.16
Total	8	$ 23.51	2.96	8	$ 23.51	2.96

No stock options were granted in 2025 or 2024.

Compensation expense related to stock options was $nil for the year ended December 31, 2025 (2024 – $nil).

(b) Deferred Share Units

In 2000, the Company granted deferred share units ("DSUs") on a one-time basis to certain employees under the ESOP. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 45,000 as at December 31, 2025 (2024 – 149,000).

In addition, for certain employees and pursuant to the Company's deferred compensation program, the Company grants DSUs under the Restricted Share Units ("RSUs") Plan which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2025, the Company granted 22,000 DSUs (2024 – 45,000) to certain employees which vest after 36 months. In 2025, 77,000 DSUs (2024 – 44,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus, and these DSUs vested immediately. In 2025, 16,000 DSUs (2024 – 19,000) were granted to certain employees who elected to defer payment of all or part of their RSUs, and these DSUs also vested immediately.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs (which vest immediately) or common shares in lieu of cash. In 2025, 72,000 DSUs (2024 – 85,000) were issued under this arrangement. Upon termination of their Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in their account, or at their direction, an equivalent number of common shares. The Company is allowed to issue up to one million common shares under this plan, after which awards may be settled using shares purchased in the open market.

The fair value of 187,000 DSUs issued during the year was $49.84 per unit as at December 31, 2025 (2024 – 193,000 at $44.16 per unit).

For the years ended December 31, Number of DSUs (in thousands)	2025	2024
Outstanding, January 1	**2,050**	1,963
Issued	**187**	193
Reinvested	**71**	86
Redeemed	**(634)**	(191)
Forfeitures and cancellations	**(3)**	(1)
Outstanding, December 31	**1,671**	2,050

Of the DSUs outstanding as at December 31, 2025, 45,000 (2024 – 149,000) entitle the holder to receive common shares, 957,000 (2024 – 867,000) entitle the holder to receive payment in cash and 669,000 (2024 – 1,034,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Compensation expense related to DSUs was $10 for the year ended December 31, 2025 (2024 – $10).

The carrying and fair value of the DSUs liability as at December 31, 2025 was $83 (2024 – $84) and was included in other liabilities.

(c) Restricted Share Units and Performance Share Units

For the year ended December 31, 2025, 5.7 million RSUs (2024 – 6.7 million) and 1.2 million Performance Share Units ("PSUs") (2024 – 1.5 million) were granted to certain eligible employees under MFC's Restricted Share Unit Plan. The fair value of the RSUs and PSUs granted during the year was $49.84 per unit as at December 31, 2025 (2024 – $44.16 per unit). Each RSU and PSU entitles the holder to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

RSUs and PSUs granted in March 2025 will vest after 36 months from their grant date and the related compensation expense is recognized over this period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period, in which case the cost is recognized at the grant date or over the period between the grant date and the date on which the employee is eligible to retire, respectively. Compensation expense related to RSUs and PSUs was $229 and $65, respectively, for the year ended December 31, 2025 (2024 – $215 and $96, respectively).

The carrying and fair value of the RSUs and PSUs liability as at December 31, 2025 was $932 (2024 – $910) and was included in other liabilities.

(d) Global Share Ownership Plan

The Company's Global Share Ownership Plan allows qualifying employees to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee's eligible contributions up to a maximum amount. The Company's contributions vest immediately. All contributions are used to purchase common shares in the open market on behalf of participating employees.

Note 15 Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax-qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

(a) Plan Characteristics

The Company's final average pay defined benefit pension plans and retiree welfare plans are closed to new members. All employees may participate in capital accumulation plans including defined benefit cash balance plans, 401(k) plans and / or defined contribution plans, depending on the country of employment.

All pension arrangements are governed by local pension committees or management or the Company's Management Resources and Compensation Committee.

The Company's funding policy for defined benefit pension plans is to make the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes.

The Company's remaining defined benefit pension and / or retiree welfare plans are in the U.S., Canada and Japan. There are also disability welfare plans in the U.S. and Canada.

The largest defined benefit pension and retiree welfare plans are the primary plans for employees in the U.S. and Canada. These are the material plans discussed in the balance of this note. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes as at December 31 each year.

U.S. defined benefit pension and retiree welfare plans
The Company operates a qualified cash balance plan that is open to new members, a closed non-qualified cash balance plan, and a closed retiree welfare plan.

Actuarial valuations to determine the Company's minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2026. No assets are held in the non-qualified cash balance plan.

The retiree welfare plan subsidizes the cost of life insurance and medical benefits. The majority of those members who retired after 1991 receive a fixed-dollar subsidy from the Company based on length of service. The plan was closed to employees hired after 2004. While assets have been set aside in a qualified trust to pay future retiree welfare benefits, this funding is optional. Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.

The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Non-Qualified Plans Subcommittee.

Canadian defined benefit pension and retiree welfare plans
The Company's defined benefit plans in Canada include two registered final average pay pension plans, a non-registered supplemental final average pay pension plan and a retiree welfare plan, all of which have been closed to new members.

Actuarial valuations to determine the Company's minimum funding contributions for the registered pension plans are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of ten years. For 2026, the required funding for these plans is expected to be $2. No assets are held in the non-registered supplemental pension plan.

The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits. These subsidies are a fixed-dollar amount for members who retired after April 30, 2013 and have been eliminated for members who retire after 2019. No assets are held in this plan.

The registered pension plans are governed by Pension Committees, while the supplemental non-registered plan is governed by the Management Resources and Compensation Committee. The retiree welfare plan is governed by management.

(b)   Risks

In the final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment and longevity risks are partially transferred to the employee.

Material sources of risk to the Company for all plans include:

- A decline in discount rates that increases the defined benefit obligations by more than the increase in value of plan assets;
- Lower than expected rates of mortality; and
- For retiree welfare plans, higher than expected health care costs.

The Company has managed these risks through plan design and eligibility changes that have limited the size and growth of the defined benefit obligations. Investment risks for funded plans are managed by investing significantly in asset classes which are highly correlated with the plans' liabilities.

In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to increase the plan's allocation to asset classes which are highly correlated with the plan's liabilities and reduce investment risk as the funded status improves. As at December 31, 2025, the target asset allocation for the plan was 30% return-seeking assets and 70% liability-hedging assets (2024 – 30% and 70%, respectively).

In Canada, internal committees and management review the financial status of the registered defined benefit pension plans on at least a quarterly basis. As at December 31, 2025, the target asset allocation for the plans was 17% return-seeking assets and 83% liability-hedging assets (2024 – 17% and 83%, respectively).

(c) Pension and Retiree Welfare Plans

The following tables present the reconciliation of defined benefit obligation and fair value of plan assets for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans	
For the years ended December 31,	**2025**	2024	**2025**	2024
Changes in defined benefit obligation:				
Opening balance, January 1	$ **3,826**	$ 3,789	$ **428**	$ 450
Current service cost	**44**	44	**-**	-
Past service cost – amendment	**-**	-	**-**	-
Interest cost	**184**	176	**21**	21
Plan participants' contributions	**-**	-	**2**	2
Actuarial losses (gains) due to:				
Experience	**(17)**	2	**(10)**	(16)
Demographic assumption changes	**(24)**	-	**(6)**	-
Economic assumption changes	**19**	(101)	**(3)**	(19)
Benefits paid	**(314)**	(303)	**(37)**	(40)
Impact of changes in foreign exchange rates	**(116)**	219	**(16)**	30
Defined benefit obligation, December 31	$ **3,602**	$ 3,826	$ **379**	$ 428

	Pension plans		Retiree welfare plans	
For the years ended December 31,	**2025**	2024	**2025**	2024
Changes in plan assets:				
Fair value of plan assets, opening balance, January 1	$ **3,820**	$ 3,706	$ **553**	$ 526
Interest income	**188**	174	**29**	26
Return on plan assets (excluding interest income)	**27**	(31)	**13**	(19)
Employer contributions	**55**	57	**13**	12
Plan participants' contributions	**-**	-	**2**	2
Benefits paid	**(314)**	(303)	**(37)**	(40)
Administration costs	**(10)**	(8)	**(2)**	(2)
Impact of changes in foreign exchange rates	**(123)**	225	**(26)**	48
Fair value of plan assets, December 31	$ **3,643**	$ 3,820	$ **545**	$ 553

(d) Amounts Recognized in the Consolidated Statements of Financial Position

The following table presents the deficit (surplus) and net defined benefit liability (asset) for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans	
As at December 31,	**2025**	2024	**2025**	2024
Development of net defined benefit liability				
Defined benefit obligation	$ **3,602**	$ 3,826	$ **379**	$ 428
Fair value of plan assets	**3,643**	3,820	**545**	553
Deficit (surplus)	**(41)**	6	**(166)**	(125)
Effect of asset limit[1]	**46**	44	**-**	-
Deficit (surplus) and net defined benefit liability (asset)	**5**	50	**(166)**	(125)
Deficit (surplus) is comprised of:				
Funded or partially funded plans	**(488)**	(483)	**(259)**	(221)
Unfunded plans	**493**	533	**93**	96
Deficit (surplus) and net defined benefit liability (asset)	$ **5**	$ 50	$ **(166)**	$ (125)

[1] The asset limit relates to a registered pension plan in Canada. The surplus in that plan is above the present value of economic benefits that can be derived by the Company through reductions in future contributions. For other funded pension plans in surplus position, the present value of the economic benefits available in the form of reductions in future contributions to the plans remains greater than the current surplus.

(e) Disaggregation of Defined Benefit Obligation

The following table presents components of the defined benefit obligation between active members and inactive and retired members.

	U.S. plans				Canadian plans			
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans	
As at December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Active members	$ 573	$ 578	$ 7	$ 8	$ 100	$ 106	$ -	$ -
Inactive and retired members	1,765	1,922	279	324	1,164	1,220	93	96
Total	**$ 2,338**	**$ 2,500**	**$ 286**	**$ 332**	**$ 1,264**	**$ 1,326**	**$ 93**	**$ 96**

(f) Fair Value Measurements

The following tables present major categories of plan assets and the allocation to each category.

	U.S. plans[1]				Canadian plans[2]			
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans	
As at December 31, 2025	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$ 33	1%	$ 13	2%	$ 11	1%	$ -	-%
Public equity securities[3]	326	14%	48	9%	200	17%	-	-%
Public debt securities	1,423	57%	472	87%	954	82%	-	-%
Other investments[4]	696	28%	12	2%	1	-%	-	-%
Total	**$ 2,478**	**100%**	**$ 545**	**100%**	**$ 1,166**	**100%**	**$ -**	**-%**

[1] The U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private debt, infrastructure, private equity, real estate, timberland and agriculture assets. In the aggregate, the latter assets represent approximately 16% of all U.S. pension and retiree welfare plan assets as at December 31, 2025 (2024 – 16%).
[2] All the Canadian pension plan assets have daily quoted prices in active markets, except for group annuity contract assets that represent approximately 0.1% (approximately $1 (2024 – $1)) of all Canadian pension plan assets as at December 31, 2025 (2024 – 0.1%).
[3] Equity securities include direct investments in Manulife common shares of $2.4 (2024 – $2.1) in the U.S. retiree welfare plan.
[4] Other U.S. plan assets include investments in private debt, infrastructure, private equity, real estate, timberland and agriculture assets and managed futures. Other Canadian pension plan assets include investments in the group annuity contracts.

	U.S. plans[1]				Canadian plans[2]			
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans	
As at December 31, 2024	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$ 35	1%	$ 23	4%	$ 11	1%	$ -	-%
Public equity securities[3]	346	14%	41	7%	205	17%	-	-%
Public debt securities	1,513	57%	476	87%	968	82%	-	-%
Other investments[4]	741	28%	13	2%	1	-%	-	-%
Total	**$ 2,635**	**100%**	**$ 553**	**100%**	**$ 1,185**	**100%**	**$ -**	**-%**

Note: For footnotes (1) to (4), refer to the "Fair value measurements" table as at December 31, 2025 above.

(g) Net Benefit Cost Recognized in the Consolidated Statements of Income

The following table presents components of the net benefit cost for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans	
For the years ended December 31,	2025	2024	2025	2024
Defined benefit current service cost[1]	$ 44	$ 44	$ -	$ -
Defined benefit administrative expenses	10	8	2	2
Past service cost – plan amendments and curtailments	-	-	-	-
Service cost	54	52	2	2
Interest on net defined benefit (asset) liability	(1)	4	(8)	(5)
Defined benefit cost	53	56	(6)	(3)
Defined contribution cost	101	97	-	-
Net benefit cost	**$ 154**	**$ 153**	**$ (6)**	**$ (3)**

[1] There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

(h) Re-measurement Gain/Loss Recorded in Other Comprehensive Income

The following table presents components of the re-measurement gains/losses recognized in Other Comprehensive Income for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans	
For the years ended December 31,	**2025**	2024	**2025**	2024
Actuarial gains (losses) on defined benefit obligations due to:				
Experience	$ **17**	$ (2)	$ **10**	$ 16
Demographic assumption changes	**24**	-	**6**	-
Economic assumption changes	**(19)**	101	**3**	19
Return on plan assets (excluding interest income)	**27**	(31)	**13**	(19)
Change in effect of asset limit (excluding interest)	**-**	(1)	**-**	-
Total re-measurement gains (losses) recorded in OCI, net of tax	$ **49**	$ 67	$ **32**	$ 16

(i) Assumptions

The following table presents key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for the defined benefit pension plans and retiree welfare plans.

	U.S. Plans				Canadian Plans			
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans	
For the years ended December 31,	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
To determine the defined benefit obligation at end of year[1]:								
Discount rate	**5.2 %**	5.5 %	**5.1 %**	5.4 %	**4.8 %**	4.6 %	**4.9 %**	4.7 %
Initial health care cost trend rate[2]	**n/a**	n/a	**8.5 %**	8.8 %	**n/a**	n/a	**3.9 %**	3.9 %
To determine the net defined benefit cost for the year[1]:								
Discount rate	**5.5 %**	4.8 %	**5.4 %**	4.8 %	**4.6 %**	4.6 %	**4.7 %**	4.7 %
Initial health care cost trend rate[2]	**n/a**	n/a	**8.8 %**	9.0 %	**n/a**	n/a	**3.9 %**	3.9 %

[1] Inflation and salary increase assumptions are not shown as they do not materially affect obligations and costs.

[2] The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 8.5% grading to 4.8% for 2041 and years thereafter (2024 – 8.8% grading to 4.8% for 2041 and years thereafter) and to measure the net benefit cost was 8.8% grading to 4.8% for 2041 and years thereafter (2024 – 9.0% grading to 4.8% for 2041 and years thereafter). In Canada, the rate used to measure the retiree welfare obligation was 3.9% grading to 4.0% for 2029 and years thereafter (2024 – 3.9% grading to 4.0% for 2029 and years thereafter) and to measure the net benefit cost was 3.9% grading to 4.0% for 2029 and years thereafter (2024 – 5.1% in 2023 and 3.9% in 2024, grading to 4.0% for 2029 and years thereafter).

Assumptions regarding future mortality are based on published statistics and mortality tables. The following table presents current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans.

	U.S.		Canada	
As at December 31,	**2025**	2024	**2025**	2024
Life expectancy (in years) for those currently age 65				
Males	**22.2**	22.2	**24.4**	24.4
Females	**23.6**	23.7	**26.3**	26.2
Life expectancy (in years) at age 65 for those currently age 45				
Males	**23.6**	23.6	**25.3**	25.3
Females	**25.0**	25.1	**27.1**	27.1

(j) Sensitivity of Assumptions on Obligations

Assumptions used can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans. The following table sets out the potential impact on the obligations arising from changes in the key assumptions. Each sensitivity assumes that all other assumptions are held constant. In actuality, inter-relationships among assumptions may exist.

	Pension plans		Retiree welfare plans	
As at December 31,	**2025**	2024	**2025**	2024
Discount rate:				
Impact of a 1% increase	$ **(238)**	$ (260)	$ **(30)**	$ (34)
Impact of a 1% decrease	**279**	305	**35**	40
Health care cost trend rate:				
Impact of a 1% increase	**n/a**	n/a	**8**	9
Impact of a 1% decrease	**n/a**	n/a	**(7)**	(8)
Mortality rates[1]:				
Impact of a 10% decrease	**88**	89	**6**	9

[1] If the actuarial estimates of mortality are adjusted in the future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.8 years for U.S. and Canadian males and females.

(k) Maturity Profile

The following table presents the weighted average duration (in years) of the defined benefit obligations.

	Pension plans		Retiree welfare plans	
As at December 31,	**2025**	2024	**2025**	2024
U.S. plans	**8.0**	8.0	**7.5**	7.7
Canadian plans	**9.9**	10.1	**10.5**	10.9

(l) Cash Flows – Contributions

The following table presents total cash payments for all employee future benefits, comprised of cash contributed by the Company to fund defined benefit pension and retiree welfare plans, cash payments made directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans.

	Pension plans		Retiree welfare plans	
For the years ended December 31,	**2025**	2024	**2025**	2024
Defined benefit plans	$ **55**	$ 57	$ **13**	$ 12
Defined contribution plans	**101**	97	**-**	-
Total	$ **156**	$ 154	$ **13**	$ 12

The Company's best estimate of expected cash payments for employee future benefits for the year ending December 31, 2026 is $57 for defined benefit pension plans, $117 for defined contribution pension plans and $18 for retiree welfare plans.

Note 16   Income Taxes

(a) Income Tax Expense

The following table presents income tax expenses (recoveries) recognized in the Consolidated Statements of Income.

For the years ended December 31,		2025		2024
Current tax				
Current year	$	**773**	$	655
Global Minimum Taxes		**222**		231
Adjustments related to prior years		**45**		15
Total current tax		**1,040**		901
Deferred tax				
Origination and reversal of temporary differences		**(43)**		424
Adjustments related to prior years		**29**		(113)
Effects of change in tax rates		**8**		-
Total deferred tax		**(6)**		311
Income tax expenses (recoveries)	$	**1,034**	$	1,212

The following table discloses income tax expenses (recoveries) recognized directly in equity.

For the years ended December 31,	2025		2024
Recognized in other comprehensive income			
Current income tax expenses (recoveries)	$ (11)	$	174
Deferred income tax expenses (recoveries)	183		885
Total recognized in other comprehensive income	$ 172	$	1,059
Recognized in equity, other than other comprehensive income			
Current income tax expenses (recoveries)	$ 4	$	4
Deferred income tax expenses (recoveries)	(4)		(5)
Total income tax recognized directly in equity	$ -	$	(1)

(b) Current Income Tax Receivable and Payable

As at December 31, 2025, the Company had approximately $999 of current income tax receivable included in other assets (2024 – $1,070) and a current income tax payable of $619 included in other liabilities (2024 – $453).

(c) Tax Reconciliation

The effective income tax rate reflected in the Consolidated Statements of Income varies from the Canadian tax rate of 27.80% for the year ended December 31, 2025 (2024 – 27.80%) for the items outlined in the following table.

For the years ended December 31,	2025		2024
Net income (loss) before income taxes	$ 7,094	$	7,090
Income tax expenses (recoveries) at Canadian statutory tax rate	$ 1,972	$	1,971
Increase (decrease) in income taxes due to:			
Tax-exempt investment income	(291)		(306)
Differences in tax rate on income not subject to tax in Canada	(948)		(938)
Adjustments to taxes related to prior years	74		(98)
Tax losses and temporary differences not recognized as deferred taxes	-		94
Tax rate change	8		-
Global Minimum Taxes	222		231
Other differences	(3)		258
Income tax expenses (recoveries)	$ 1,034	$	1,212

(d) Deferred Tax Assets and Liabilities

The following table presents the Company's deferred tax assets and liabilities reflected on the Consolidated Statements of Financial Position.

As at December 31,	2025		2024
Deferred tax assets	$ 5,741	$	5,884
Deferred tax liabilities	(2,018)		(1,890)
Net deferred tax assets (liabilities)	$ 3,723	$	3,994

The following tables present movement of deferred tax assets and liabilities.

For the year ended December 31, 2025	Balance, January 1, 2025	Acquired in business combination	Disposals	Recognized in income	Recognized in other comprehensive income	Recognized in equity	Translation and other	Balance, December 31, 2025
Loss carryforwards	$ 851	$ -	$ -	$ 525	$ (1)	$ (11)	$ (11)	$ 1,353
Actuarial liabilities	4,164	-	-	(422)	229	-	(194)	3,777
Pensions and post-employment benefits	153	-	-	3	(5)	-	(1)	150
Tax credits	238	-	-	80	-	-	(8)	310
Accrued interest	5	-	-	(15)	-	-	-	(10)
Real estate	(970)	-	-	(5)	-	-	29	(946)
Lease liability	45	-	-	-	-	-	-	45
Right of use asset and sublease receivable	(43)	-	-	-	-	-	-	(43)
Securities and other investments	390	-	-	(150)	(397)	-	22	(135)
Sale of investments	(8)	-	-	6	-	-	-	(2)
Goodwill and intangible assets	(829)	-	-	(5)	-	-	21	(813)
Other	(2)	-	-	(11)	(9)	15	44	37
Total	$ 3,994	$ -	$ -	$ 6	$ (183)	$ 4	$ (98)	$ 3,723

For the year ended December 31, 2024,	Balance, January 1, 2024	Acquired in business combination	Disposals	Recognized in income	Recognized in other comprehensive income	Recognized in equity	Translation and other	Balance, December 31, 2024
Loss carryforwards	$ 670	$ -	$ -	$ 180	$ -	$ (13)	$ 14	$ 851
Actuarial liabilities	5,813	-	-	(972)	(1,059)	(1)	383	4,164
Pensions and post-employment benefits	171	-	-	1	(20)	-	1	153
Tax credits	122	-	-	109	-	-	7	238
Accrued interest	1	-	-	4	-	-	-	5
Real estate	(1,135)	-	-	214	1	-	(50)	(970)
Lease liability	38	-	-	7	-	1	(1)	45
Right of use asset and sublease receivable	(34)	-	-	(8)	-	(1)	-	(43)
Securities and other investments	86	-	-	276	197	2	(171)	390
Sale of investments	(18)	-	-	10	-	-	-	(8)
Goodwill and intangible assets	(822)	-	-	24	-	-	(31)	(829)
Other	150	4	-	(156)	(4)	17	(13)	(2)
Total	$ 5,042	$ 4	$ -	$ (311)	$ (885)	$ 5	$ 139	$ 3,994

The total deferred tax assets as at December 31, 2025 of $5,741 (2024 – $5,884) includes $173 (2024 – $27) where the Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits in the relevant jurisdictions and feasible management actions.

As at December 31, 2025, tax loss carryforwards available were approximately $8,152 (2024 – $4,837), of which $5,342 expire between the years 2026 and 2045 while $2,810 have no expiry date, and capital loss carryforwards available were approximately $16 (2024 – $27) and have no expiry date. A $1,353 (2024 – $851) tax benefit related to these tax loss carryforwards has been recognized as a deferred tax asset as at December 31, 2025, and a benefit of $472 (2024 – $356) has not been recognized. The Company has approximately $476 (2024 – $412) of tax credit carryforwards which will expire between the years 2026 and 2045 of which a benefit of $166 (2024 – $174) has not been recognized. In addition, the Company has not recognized a deferred tax asset of $908 (2024 – $1,152) on other temporary differences of $4,116 (2024 – $5,341).

The total deferred tax liability as at December 31, 2025 was $2,018 (2024 – $1,890). This amount includes the deferred tax liability of consolidated entities. The aggregate amount of taxable temporary differences associated with the Company's own investments in subsidiaries is not included in the Consolidated Financial Statements and was $11,709 (2024 – $14,955).

Note 17   Interests in Structured Entities

The Company is involved with both consolidated and unconsolidated structured entities ("SEs") which are established to generate investment and fee income. The Company is also involved with SEs that are used to facilitate financing for the Company. These entities may have some or all of the following features: control is not readily identified based on voting rights; restricted activities designed to achieve a narrow objective; high amount of leverage; and / or highly structured capital.

The Company only discloses its involvement in significant consolidated and unconsolidated SEs. In assessing the significance, the Company considers the nature of its involvement with the SE, including whether it is sponsored by the Company (i.e., initially organized and managed by the Company). Other factors considered include the Company's investment in the SE as compared to total invested assets, its returns from the SE as compared to total net investment income, the SE's size as compared to total funds under management, and its exposure to any other risks from its involvement with the SE.

The Company does not provide financial or other support to its SEs, when it does not have a contractual obligation to do so.

(a)   Consolidated Structured Entities

(I)   Investment SEs

The Company acts as an investment manager of timberlands and timber companies. The Company's general fund and segregated funds invest in many of these companies. The Company has control over one timberland company which it manages, Hancock Victoria Plantations Holdings PTY Limited ("HVPH"). HVPH is a SE primarily because the Company's employees exercise voting rights over it on behalf of other investors. As at December 31, 2025, the Company's consolidated timber assets owned by HVPH were $1,509 (2024 – $1,273). The Company does not provide guarantees to other parties against the risk of loss from their investments in HVPH.

(II)   Financing SEs

The Company securitizes certain HELOC mortgages which are collateralized by residential properties. This activity is facilitated by consolidated entities that are SEs because their operations are limited to issuing and servicing the Company's funding. Further information regarding the Company's mortgage securitization program is included in note 3.

(b)   Unconsolidated Structured Entities

Investment SEs

The following table presents the Company's investments and maximum exposure to loss from significant unconsolidated investment SEs, some of which are sponsored by the Company. The Company does not provide guarantees to other parties against the risk of loss from their investments in these SEs.

As at December 31,	Company's investment[1]		Company's maximum exposure to loss[2]	
	2025	2024	**2025**	2024
Leveraged leases[3]	**$ 4,266**	$ 4,300	**$ 4,266**	$ 4,300
Infrastructure entities[4]	**3,477**	3,282	**4,471**	4,174
Timberland entities[5]	**716**	759	**716**	759
Real estate entities[6]	**609**	601	**609**	601
Total	**$ 9,068**	$ 8,942	**$ 10,062**	$ 9,834

[1]   The Company's investments in these unconsolidated SEs are included in invested assets and the Company's returns from them are included in net investment income and OCI.

[2]   The Company's maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The Company's investment commitments are disclosed in note 18. The maximum loss from any SE is expected to occur only upon the SE's bankruptcy/liquidation.

[3]   These entities are statutory business trusts which use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets. These assets are leased by the trusts to third-party lessees under long-term leases. The Company owns equity capital in these trusts. The Company does not consolidate any of these trusts because the Company does not have power to govern their financial and operating policies.

[4]   These entities invest in infrastructure assets. The Company invests in their equity. The Company's returns include investment income, investment management fees, and performance fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

[5]   These entities own and operate timberlands. The Company invests in their equity and debt. The Company's returns include investment income, investment advisory fees, forestry management fees and performance advisory fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

[6]   These entities, which include the Manulife U.S. REIT, own and manage commercial real estate. The Company invests in their equity. The Company's returns include investment income, investment management fees, property management fees, acquisition/disposition fees and leasing fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

Financing SEs

The Company's interests in and maximum exposure to loss from significant unconsolidated financing SEs are as follows.

As at December 31,	Company's interests[1]			
		2025		2024
Manulife Finance (Delaware), L.P.[2]	$	**681**	$	710
Total	$	**681**	$	710

[1] The Company's interests include amounts borrowed from the SE; the Company's investment in its equity and subordinated capital; and foreign currency and interest rate swaps with it.

[2] This entity is a wholly owned partnership used to facilitate the Company's financing. Refer to notes 10 (a) and 18 (d).

(I) Other Invested Assets

The Company has investment relationships with a variety of other entities, which result from its direct investment in their debt and / or equity and which have been assessed for control. These other entities' investments include but are not limited to investments in infrastructure, energy, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. Most of these other entities are not sponsored by the Company. The Company's involvement with these other entities is not individually significant. As such, the Company neither provides summary financial data for these entities nor individually assesses whether they are SEs. The Company's maximum exposure to losses because of its involvement with these other entities is limited to its investment in them and amounts committed to be invested but not yet funded. The Company records its income from these entities in net investment income and AOCI. The Company does not provide guarantees to other parties against the risk of loss from their investments in these other entities.

(II) Interest in Securitized Assets

The Company invests in mortgage/asset-backed securities issued by securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, to generate investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated Statements of Financial Position as debt securities and private placements, and their fair value and carrying value are disclosed in note 3. The Company's maximum loss from these investments is limited to amounts invested.

Commercial mortgage-backed securities ("CMBS") are secured by commercial mortgages and residential mortgage backed securities ("RMBS") are secured by residential mortgages. Asset-backed securities ("ABS") may be secured by various underlying assets including credit card receivables, automobile loans and aviation leases. The mortgage/asset-backed securities that the Company invests in primarily originate in North America.

The following table presents investments in securitized holdings by the type and asset quality.

As at December 31,	2025								2024
		CMBS		RMBS		ABS		Total	Total
AAA	$	**787**	$	**1**	$	**820**	$	**1,608**	$ 1,181
AA		**-**		**-**		**433**		**433**	319
A		**-**		**-**		**154**		**154**	378
BBB		**-**		**-**		**50**		**50**	41
BB and below		**-**		**-**		**128**		**128**	53
Total exposure	$	**787**	$	**1**	$	**1,585**	$	**2,373**	$ 1,972

(III) Mutual Funds

The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies on behalf of current and future investors. The Company earns fees which are at market rates for providing advisory and administrative services to these mutual funds. Generally, the Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating policies, or its returns in the form of fees and ownership interests are not significant, or both. Certain mutual funds are SEs because their decision-making rights are not vested in voting equity interests and their investors are provided with redemption rights.

The Company's relationships with these mutual funds are not individually significant. As such, the Company neither provides summary financial data for these mutual funds nor individually assesses whether they are SEs. The Company's interest in mutual funds is limited to its investment and fees earned, if any. The Company's investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company's invested assets, refer to note 3. The Company does not provide guarantees to other parties against the risk of loss from these mutual funds.

As sponsor, the Company's investment in ("seed") startup capital of mutual funds as at December 31, 2025 was $1,239 (2024 – $1,149). The Company's retail mutual fund assets under management as at December 31, 2025 were $338,443 (2024 – $333,598).

Note 18   Commitments and Contingencies

(a)   Legal Proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that "cost of insurance rates will be based on future expectations that include taxes." The Plaintiff's theory is that the Company impermissibly failed to decrease the cost of insurance rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.

(b)   Investment Commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated Financial Statements. There were $16,879 (2024 – $15,367) of outstanding investment commitments as at December 31, 2025, of which $1,619 (2024 – $1,143) mature in 30 days, $3,334 (2024 – $3,217) mature in 31 to 365 days and $11,926 (2024 – $11,007) mature after one year.

(c)   Letters of Credit

In the normal course of business, third-party relationship banks issue letters of credit on the Company's behalf. The Company's businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between its subsidiaries. As at December 31, 2025, letters of credit for which third parties are beneficiaries, in the amount of $251 (2024 – $271), were outstanding.

(d) Guarantees

(I) Guarantee regarding Manulife Finance (Delaware), L.P. ("MFLP")

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.

The following tables present certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the year ended December 31, 2025	MFC (Guarantor)		Subsidiaries on a combined basis	Consolidation adjustments		Total consolidated amounts	MFLP	
Insurance service result	$	-	$ 4,526	$	-	$ 4,526	$	-
Investment result		757	3,206		(1,554)	2,409		50
Other revenue		24	8,116		(11)	8,129		(12)
Net income (loss) attributed to shareholders and other equity holders		5,572	5,172		(5,172)	5,572		(1)

For the year ended December 31, 2024	MFC (Guarantor)		Subsidiaries on a combined basis	Consolidation adjustments		Total consolidated amounts	MFLP	
Insurance service result	$	-	$ 4,001	$	-	$ 4,001	$	-
Investment result		871	4,329		(1,679)	3,521		52
Other revenue		(34)	7,620		2	7,588		20
Net income (loss) attributed to shareholders and other equity holders		5,385	4,910		(4,910)	5,385		26

Condensed Consolidated Statements of Financial Position

As at December 31, 2025	MFC (Guarantor)		Subsidiaries on a combined basis	Consolidation adjustments		Total consolidated amounts	MFLP	
Invested assets	$	1,399	$ 458,529	$	-	$ 459,928	$	20
Insurance contract assets		-	194		-	194		-
Reinsurance contract held assets		-	60,881		-	60,881		-
Total other assets		63,341	47,566		(67,731)	43,176		965
Segregated funds net assets		-	461,254		-	461,254		-
Insurance contract liabilities, excluding those for account of segregated fund holders		-	411,532		-	411,532		-
Reinsurance contract held liabilities		-	3,273		-	3,273		-
Investment contract liabilities		-	14,137		-	14,137		-
Total other liabilities		14,618	68,845		(714)	82,749		701
Insurance contract liabilities for account of segregated fund holders		-	129,006		-	129,006		-
Investment contract liabilities for account of segregated fund holders		-	332,248		-	332,248		-

As at December 31, 2024	MFC (Guarantor)		Subsidiaries on a combined basis	Consolidation adjustments		Total consolidated amounts	MFLP	
Invested assets	$	126	$ 442,371	$	-	$ 442,497	$	16
Insurance contract assets		-	102		-	102		-
Reinsurance contract held assets		-	59,015		-	59,015		-
Total other assets		65,898	46,450		(71,132)	41,216		995
Segregated funds net assets		-	435,988		-	435,988		-
Insurance contract liabilities, excluding those for account of segregated fund holders		-	396,401		-	396,401		-
Reinsurance contract held liabilities		-	2,669		-	2,669		-
Investment contract liabilities		-	13,498		-	13,498		-
Total other liabilities		15,052	63,825		(1,575)	77,302		726
Insurance contract liabilities for account of segregated fund holders		-	126,545		-	126,545		-
Investment contract liabilities for account of segregated fund holders		-	309,443		-	309,443		-

(II) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 23.

(e) Pledged Assets

In the normal course of business, the Company pledges its assets in respect of liabilities incurred, strictly for providing collateral to the counterparty. In the event of the Company's default, the counterparty is entitled to apply the collateral to settle the liability. Where pledged assets have been delivered to a counterparty, the pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives and Manulife Bank securitized mortgages, are partially returned if there is a decrease in the net exposure due to market value changes.

The amounts pledged are as follows.

	2025		2024	
As at December 31,	Debt securities	Other	Debt securities	Other
In respect of:				
Derivatives	$ 14,360	$ 129	$ 14,517	$ 25
Secured borrowings[1]	786	331	-	2,216
Regulatory requirements	1,771	93	303	91
Repurchase agreements	193	-	658	-
Mortgages on ALDA properties	-	351	-	284
Manulife Bank securitized mortgages[2]	-	8,193	-	7,603
Non-registered retirement plans in trust	-	276	-	286
Other	-	262	-	289
Total	$ 17,110	$ 9,635	$ 15,478	$ 10,794

[1] During the year, the Company pledged debt securities of $786 (2024 – $nil) and mortgage loans of $331 (2024 – $2,216) to FHLBI totalling $1,117 (2024 – $2,216). Of this amount, $788 (2024 – $1,098) is required collateral for the US$500 (2024 – US$500) outstanding borrowing to JHUSA under the FHLBI facility; and $329 (2024 – $1,118) is excess collateral that can be called back by JHUSA at any time.

[2] Pledged assets under the Manulife Bank mortgage securitization program totaled $8,193 (2024 – $7,603), comprising CMB securitization of $2,984 (2024 – $3,274), HELOC securitization of $3,673 (2024 – $3,163), additional encumbrances of mortgages and cash required by the securitization program's operations of $1,162 (2024 – $1,166) and encumbrances on mortgages from mortgage backed securities sold to third parties of $374 (2024 – $nil).

(f) Participating Business

In some markets where the Company maintains participating accounts, there are regulatory restrictions on the amount of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of policyholder dividends. For participating businesses operating as separate "closed blocks", transfers are governed by the terms of MLI's and John Hancock Mutual Life Insurance Company's plans of demutualization.

(g) Fixed Surplus Notes

A third party contractually provides standby financing arrangements for the Company's U.S. operations under which, in certain circumstances, funds may be provided in exchange for the issuance of fixed surplus notes. As at December 31, 2025 and 2024, the Company had no fixed surplus notes outstanding.

Note 19   Segmented Information

The Company's reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company's significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

(a) Reporting Segments

The following tables present results by reporting segments.

For the year ended December 31, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result						
Life, health and property and casualty insurance	$ 2,482	$ 1,284	$ 302	$ -	$ 100	$ 4,168
Annuities and pensions	36	230	92	-	-	358
Total insurance service result	2,518	1,514	394	-	100	4,526
Net investment income (loss)	11,571	5,637	6,297	(541)	983	23,947
Insurance finance income (expenses)						
Life, health and property and casualty insurance	(8,703)	(4,617)	(8,337)	-	26	(21,631)
Annuities and pensions	(756)	262	(558)	2	-	(1,050)
Total insurance finance income (expenses)	(9,459)	(4,355)	(8,895)	2	26	(22,681)
Reinsurance finance income (expenses)						
Life, health and property and casualty insurance	(294)	251	1,454	-	5	1,416
Annuities and pensions	191	(1)	88	-	-	278
Total reinsurance finance income (expenses)	(103)	250	1,542	-	5	1,694
Decrease (increase) in investment contract liabilities	(5)	(83)	(27)	(438)	2	(551)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	2,004	1,449	(1,083)	(977)	1,016	2,409
Other revenue	13	301	160	8,020	(365)	8,129
Other expenses	(363)	(686)	(165)	(4,788)	(438)	(6,440)
Interest expenses	(43)	(842)	(14)	(4)	(627)	(1,530)
Net income (loss) before income taxes	4,129	1,736	(708)	2,251	(314)	7,094
Income tax (expenses) recoveries	(716)	(384)	181	(341)	226	(1,034)
Net income (loss)	3,413	1,352	(527)	1,910	(88)	6,060
Less net income (loss) attributed to:						
Non-controlling interests	270	-	-	10	(2)	278
Participating policyholders	171	39	-	-	-	210
Net income (loss) attributed to shareholders and other equity holders	$ 2,972	$ 1,313	$ (527)	$ 1,900	$ (86)	$ 5,572
Total assets	$ 233,076	$ 165,905	$ 250,984	$ 329,407	$ 46,061	$1,025,433

For the year ended December 31, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result						
Life, health and property and casualty insurance	$ 2,228	$ 1,081	$ 241	$ -	$ 164	$ 3,714
Annuities and pensions	(68)	239	116	-	-	287
Total insurance service result	2,160	1,320	357	-	164	4,001
Net investment income (loss)	7,987	5,169	4,962	(655)	1,648	19,111
Insurance finance income (expenses)						
Life, health and property and casualty insurance	(5,495)	(3,846)	(5,450)	-	43	(14,748)
Annuities and pensions	(1,839)	196	172	-	-	(1,471)
Total insurance finance income (expenses)	(7,334)	(3,650)	(5,278)	-	43	(16,219)
Reinsurance finance income (expenses)						
Life, health and property and casualty insurance	(65)	347	705	-	(2)	985
Annuities and pensions	669	(1)	(520)	-	-	148
Total reinsurance finance income (expenses)	604	346	185	-	(2)	1,133
Decrease (increase) in investment contract liabilities	(9)	(76)	(87)	(327)	(5)	(504)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	1,248	1,789	(218)	(982)	1,684	3,521
Other revenue	155	294	137	7,439	(437)	7,588
Other expenses	(338)	(677)	(131)	(4,703)	(490)	(6,339)
Interest expenses	(28)	(1,047)	(13)	(7)	(586)	(1,681)
Net income (loss) before income taxes	3,197	1,679	132	1,747	335	7,090
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (loss)	2,737	1,326	135	1,599	81	5,878
Less net income (loss) attributed to:						
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders and other equity holders	$ 2,355	$ 1,221	$ 135	$ 1,597	$ 77	$ 5,385
Total assets	$ 209,623	$ 158,803	$ 263,736	$ 305,968	$ 40,688	$ 978,818

(b) Geographical Location

The results of the Company's reporting segments differ from its results by geographical location primarily due to the allocation of Global WAM and Corporate and Other segments into the geographical location to which its businesses relate.

The following tables present results by geographical location.

For the year ended December 31, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result					
Life, health and property and casualty insurance	$ 2,484	$ 1,273	$ 283	$ 128	$ 4,168
Annuities and pensions	36	230	92	-	358
Total insurance service result	2,520	1,503	375	128	4,526
Net investment income (loss)	11,623	5,970	6,307	47	23,947
Insurance finance income (expenses)					
Life, health and property and casualty insurance	(8,703)	(4,624)	(8,305)	1	(21,631)
Annuities and pensions	(755)	262	(557)	-	(1,050)
Total insurance finance income (expenses)	(9,458)	(4,362)	(8,862)	1	(22,681)
Reinsurance finance income (expenses)					
Life, health and property and casualty insurance	(294)	256	1,454	-	1,416
Annuities and pensions	191	(1)	88	-	278
Total reinsurance finance income (expenses)	(103)	255	1,542	-	1,694
Decrease (increase) in investment contract liabilities	(248)	(161)	(137)	(5)	(551)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$ 1,814	$ 1,702	$ (1,150)	$ 43	$ 2,409
Other revenue	$ 1,634	$ 2,367	$ 4,102	$ 26	$ 8,129

For the year ended December 31, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result					
Life, health and property and casualty insurance	$ 2,230	$ 1,075	$ 235	$ 174	$ 3,714
Annuities and pensions	(68)	239	116	-	287
Total insurance service result	2,162	1,314	351	174	4,001
Net investment income (loss)	8,052	5,882	5,118	59	19,111
Insurance finance income (expenses)					
Life, health and property and casualty insurance	(5,495)	(3,844)	(5,409)	-	(14,748)
Annuities and pensions	(1,839)	196	172	-	(1,471)
Total insurance finance income (expenses)	(7,334)	(3,648)	(5,237)	-	(16,219)
Reinsurance finance income (expenses)					
Life, health and property and casualty insurance	(65)	344	706	-	985
Annuities and pensions	669	(1)	(520)	-	148
Total reinsurance finance income (expenses)	604	343	186	-	1,133
Decrease (increase) in investment contract liabilities	(187)	(163)	(149)	(5)	(504)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$ 1,135	$ 2,414	$ (82)	$ 54	$ 3,521
Other revenue	$ 1,790	$ 2,325	$ 3,616	$ (143)	$ 7,588

Note 20   Related Parties

The Company enters into transactions with related parties in the normal course of business and at terms that would exist in arm's-length transactions.

(a)   Transactions with Certain Related Parties

Transactions with MFLP, a wholly owned unconsolidated partnership, are described in notes 10, 17 and 18.

(b)   Compensation of Key Management Personnel

The Company's key management personnel are those personnel who have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key management personnel. A summary of compensation of key management personnel is as follows.

For the years ended December 31,	2025	2024
Short-term employee benefits	$ 101	$ 99
Post-employment benefits	8	7
Share-based payments	86	79
Termination benefits	1	2
Other long-term benefits	3	3
Total	$ 199	$ 190

Note 21   Subsidiaries

The following is a list of Manulife's directly and indirectly held major operating subsidiaries.

As at December 31, 2025 (100% owned unless otherwise noted in brackets beside company name)	Equity interest	Address	Description
The Manufacturers Life Insurance Company	$ 62,796	Toronto, Canada	A leading financial services group with principal operations in Asia, Canada and the United States that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	$ 21,794	Calgary, Canada	Holding company
John Hancock Financial Corporation		Boston, U.S.A.	Holding company
The Manufacturers Investment Corporation		Boston, U.S.A.	Holding company
John Hancock Reassurance Company Ltd.		Boston, U.S.A.	Captive insurance subsidiary that provides life, annuity and long-term care reinsurance to affiliates
John Hancock Life Insurance Company (U.S.A.)		Boston, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC		Boston, U.S.A.	Holding company
Comvest Group Holdings LP (75%)		Boston, U.S.A.	Investment advisor
John Hancock Financial Network, Inc.		Boston, U.S.A.	Financial services distribution organization
John Hancock Investment Management LLC		Boston, U.S.A.	Investment advisor
John Hancock Investment Management Distributors LLC		Boston, U.S.A.	Broker-dealer
Manulife Investment Management (US) LLC		Boston, U.S.A.	Investment advisor
Manulife Investment Management Timberland and Agriculture Inc.		Boston, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York		New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Variable Trust Advisers LLC		Boston, U.S.A.	Investment advisor for open-end mutual funds
John Hancock Life & Health Insurance Company		Boston, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC		Boston, U.S.A.	Broker-dealer
John Hancock Insurance Agency, Inc.		Boston, U.S.A.	Insurance agency
Manulife Reinsurance Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Reinsurance (Bermuda) Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Bank of Canada	$ 1,997	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Investment Management Holdings (Canada) Inc.	$ 1,388	Toronto, Canada	Holding company
Manulife Investment Management Limited		Toronto, Canada	Provides investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	$ 9	Toronto, Canada	Property and casualty insurance company
Manulife Holdings (Bermuda) Limited	$ 23,639	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited		St. Michael, Barbados	Provides property and casualty reinsurance
Manufacturers Life Reinsurance Limited		St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife Financial Asia Limited		Hong Kong, China	Holding company
Manulife (Cambodia) PLC		Phnom Penh, Cambodia	Life insurance company
Manulife Myanmar Life Insurance Company Limited		Yangon, Myanmar	Life insurance company
Manulife (Vietnam) Limited		Ho Chi Minh City, Vietnam	Life insurance company
Manulife Investment Fund Management (Vietnam) Company Limited		Ho Chi Minh City, Vietnam	Fund management company
Manulife International Holdings Limited		Hong Kong, China	Holding company

As at December 31, 2025 (100% owned unless otherwise noted in brackets beside company name)	Equity interest	Address	Description
Manulife (International) Limited		Hong Kong, China	Life insurance company
Manulife-Sinochem Life Insurance Co. Ltd. (51%)		Shanghai, China	Life insurance company
Manulife Investment Management International Holdings Limited		Hong Kong, China	Holding company
Manulife Investment Management (Hong Kong) Limited		Hong Kong, China	Investment management and advisory company marketing mutual funds
Manulife Investment Management (Taiwan) Co., Ltd.		Taipei, Taiwan (China)	Investment management company
Manulife Life Insurance Company (Japan)		Tokyo, Japan	Life insurance company
Manulife Investment Management (Japan) Limited		Tokyo, Japan	Investment management and advisory company and mutual fund business
Manulife Holdings Berhad (63.3%)		Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad (63.3%)		Kuala Lumpur, Malaysia	Life insurance company
Manulife Investment Management (Malaysia) Berhad (63.3%)		Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.		Singapore	Life insurance company
Manulife Investment Management (Singapore) Pte. Ltd.		Singapore	Asset management company
Manulife Fund Management Co., Ltd.		Beijing, China	Mutual fund company in China
The Manufacturers Life Insurance Co. (Phils.), Inc.		Makati City, Philippines	Life insurance company
Manulife Chinabank Life Assurance Corporation (60%)		Makati City, Philippines	Life insurance company
PT Asuransi Jiwa Manulife Indonesia		Jakarta, Indonesia	Life insurance company
PT Manulife Aset Manajemen Indonesia		Jakarta, Indonesia	Investment management and investment advisor
Manulife Investment Management (Europe) Limited	$ 507	London, England	Investment management company providing advisory services for Manulife Investment Management's funds, internationally
Manulife Assurance Company of Canada	$ 55	Toronto, Canada	Life insurance company
Berkshire Insurance Services Inc.	$ 2,818	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC		Boston, U.S.A.	Investment holding company
Manulife Wealth Inc.	$ 379	Oakville, Canada	Investment dealer

Note 22   Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.

Segregated funds' underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantees are recorded within the Company's insurance contract liabilities and amount to $1,266 (2024 – $1,886), of which $423 are reinsured (2024 – $530). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. Note 8 provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 23   Information Provided in Connection with Investments in Deferred Annuity Contracts and *Signature*Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following summarized financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA pursuant to Rule 13-01 of Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements that are described below and relate to MFC's guarantee of certain securities issued or to be issued by its subsidiaries.

JHUSA maintains a book of deferred annuity contracts that feature a market value adjustment, some of which are registered with the Commission. The deferred annuity contracts may contain variable investment options along with fixed investment period options, or may offer only fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as "MVAs".

JHUSA has sold medium-term notes to retail investors under its SignatureNotes program.

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the "Variable Company") and John Hancock Life Insurance Company (the "Life Company") merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company's rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company's rights and obligations with respect to the SignatureNotes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment of JHUSA's obligations under the MVAs and under the SignatureNotes (including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the "Guaranteed Securities". JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.

MFC's guarantees of the Guaranteed Securities are unsecured obligations of MFC and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC's guarantees of the Guaranteed Securities.

The laws of the State of New York govern MFC's guarantees of the SignatureNotes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC's guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC's assets is located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC's principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor's rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC's guarantees of the SignatureNotes issued or assumed by JHUSA or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. MFC's assets primarily consist of investments in its subsidiaries. MFC's cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and MFC stock repurchases. As a holding company, MFC's ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC's subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 12.

In the United States, insurance laws in Michigan, New York, and Massachusetts, the jurisdictions in which certain of MFC's U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries.

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends or make other upstream distributions or loans in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC's ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees.

The following tables present summarized financial information for JHUSA (Subsidiary Issuer) and MFC (Parent) on a combined basis after elimination of (i) intercompany transactions and balances between JHUSA and MFC; (ii) equity in earnings among JHUSA and MFC; (iii) intercompany dividend income among JHUSA and MFC; and (iv) investments in MFC's subsidiaries other than JHUSA ("non-guarantor subsidiaries").

As at	December 31, 2025	December 31, 2024
Assets		
Total invested assets[1]	$ 107,703	$ 112,570
Reinsurance contract held assets[2]	49,463	46,811
Other assets[3]	11,995	11,712
Segregated funds net assets	224,457	218,909
Liabilities		
Insurance contract liabilities, excluding those for account of segregated fund holders[4]	$ 146,300	$ 148,828
Investment contract liabilities[5]	6,131	5,260
Other liabilities[6]	7,471	9,953
Long-term debt	7,685	6,629
Capital instruments	6,342	6,884
Insurance contract liabilities for account of segregated fund holders	57,115	58,137
Investment contract liabilities for account of segregated fund holders	167,341	160,772

[1] Includes $(908) (2024 – $(2,422)) cash loaned to (borrowed from) non-guarantor subsidiaries.
[2] Includes $9,542 (2024 – $9,689) reinsurance contract held assets from intercompany transactions with non-guarantor subsidiaries.
[3] Includes $3,866 (2024 – $3,227) due from non-guarantor subsidiaries.
[4] Includes $(22) (2024 – $(943)) insurance contract liabilities (assets) from intercompany transactions with non-guarantor subsidiaries.
[5] Includes $606 (2024 – $632) investment contract liabilities from intercompany transactions with non-guarantor subsidiaries.
[6] Includes $1,737 (2024 – $2,443) due to non-guarantor subsidiaries.

For the year ended December 31,	2025	2024
Total insurance service result[1]	$ 433	$ 212
Total investment result[2]	(555)	1,491
Other revenue (expenses)[3]	(702)	(948)
Net income (loss) before income taxes	(824)	755
Income tax (expenses) recoveries	345	22
Net income (loss) after income taxes, before equity in net income (loss) of non-guarantor subsidiaries	(479)	777
Equity in net income (loss) of non-guarantor subsidiaries	6,083	5,667
Net income (loss)	$ 5,604	$ 6,444

[1] Includes $53 intercompany insurance service result from non-guarantor subsidiaries for the year ended December 31, 2025 (2024 – $111).
[2] Includes $599 intercompany investment income (loss) to non-guarantor subsidiaries for the year ended December 31, 2025 (2024 – $926).
[3] Includes $441 other intercompany revenue (expenses) from non-guarantor subsidiaries for the year ended December 31, 2025 (2024 – $365).

Note 24   Acquisitions

Comvest Credit Partners

On November 3, 2025, the Company purchased 75% of the partnership interests of Comvest Credit Partners ("Comvest"). Consideration included $1,306 (US$938) in cash for the partnership interests and $22 (US$16) in cash for net working capital.

Comvest is a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date. The acquisition is expected to create a leading private credit asset management platform, co-branded as Manulife | Comvest, by aligning Comvest and Manulife's existing senior credit team. The acquisition of Comvest contributes to the Company's expansion into the private credit market and adds and supports Manulife's global growth strategy for wealth and asset management businesses.

Comvest minority partners have options to sell their interests to the Company (the "put options") in 2028 and 2031 and the Company has call options to purchase the remaining interests in 2028 and 2031. The fair value of the put options liability was recognized in other liabilities, then offset against the non-controlling interests with the difference recorded directly in retained earnings. The following table presents the fair value of the consideration, identifiable assets and liabilities, and the offsetting of the put options against equity.

As at November 3, 2025	Business acquisition	Put options adjustments	Total
Consideration	$ (1,328)	$ -	$ (1,328)
Intangible assets	735	-	735
Goodwill[1]	739	-	739
Net assets	58	-	58
Total assets	1,532	-	1,532
Other liabilities - put options	-	431	431
Total liabilities	-	431	431
Non-controlling interests[2]	204	(204)	-
Shareholders and other equity holders' retained earnings	-	(227)	(227)
Total equity	$ 204	$ (431)	$ (227)

[1] Goodwill will not be deductible for tax purposes.

[2] The Company measured non-controlling interests using the proportionate share of net assets method.

Due to the recent closing of the acquisition, the fair value determination and the purchase price accounting for this business combination have not been finalized. The final allocation of the purchase price as at November 3, 2025 will be determined after completing a comprehensive evaluation of the fair value of assets (including intangible assets) and liabilities acquired at that date.

PT Schroder Investment Management Indonesia

On September 24, 2025, the Company announced that it has entered into an agreement to acquire PT Schroder Investment Management Indonesia, ("Schroders Indonesia") strengthening the Company's position as the largest asset manager in Indonesia. It will enable the Company to deliver enhanced value to clients and stakeholders by leveraging the firm's local expertise and client relationships. The transaction is subject to customary closing conditions and regulatory approvals.

Board of Directors

Current as of March 1, 2026

Donald R. Lindsay
Chair of the Board
Manulife
Vancouver, BC, Canada
Director Since: 2010

Nicole S. Arnaboldi
Partner
Oak Hill Capital Management, LLC
N. Palm Beach, FL, U.S.A.
Director Since: 2020

Guy L.T. Bainbridge
Corporate Director
Edinburgh, Midlothian, U.K.
Director Since: 2019

Nancy J. Carroll
Corporate Director
Toronto, ON, Canada
Director Since: 2025

Julie E. Dickson
Corporate Director
Ottawa, ON, Canada
Director Since: 2019

J. Michael Durland
Chief Executive Officer
Melancthon Capital Corporation
Toronto, ON, Canada
Director Since: 2024

Donald P. Kanak
Corporate Director
Bellevue, WA, U.S.A.
Director Since: 2024

Anna Manning
Corporate Director
Toronto, ON, Canada
Director Since: 2024

John S. Montalbano
Principal
Tower Beach Capital Ltd.
West Vancouver, BC, Canada
Director Since: 2025

May Tan
Corporate Director
Hong Kong
Director Since: 2021

Leagh E. Turner
Chief Executive Officer
Coupa Software Inc.
Toronto, ON, Canada
Director Since: 2020

Philip J. Witherington
President and Chief Executive Officer
Manulife
Toronto, ON, Canada
Director Since: 2025

John W. P-K. Wong
Corporate Director
Hong Kong
Director Since: 2024

Executive Leadership Team

Current as of March 1, 2026

Philip J. Witherington
President and Chief Executive Officer

Michael F. Coyne
General Counsel

Stephanie Fadous
Chief Actuary

Steven A. Finch
President and Chief Executive Officer, Manulife Asia

Pragashini N. Fox
Chief People Officer

Rahim B. Hirji
Chief Auditor and Head of Advisory Services

Naveed Irshad
President and Chief Executive Officer, Manulife Canada

Rahul M. Joshi
Chief Operations Officer

Trevor Kreel
Chief Investment Officer

Karen A. Leggett
Chief Marketing Officer

Paul R. Lorentz
President and Chief Executive Officer, Global Wealth and Asset Management

Colin L. Simpson
Chief Financial Officer

Brooks E. Tingle
President and Chief Executive Officer, John Hancock

Halina von dem Hagen
Chief Risk Officer

Shamus E. Weiland
Chief Information Officer

Office Listing*

Corporate Headquarters

Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5
Canada
Tel: +1 416-926-3000

Belgium

**International Group Program –
Europe
John Hancock International
Services S.A.**
Avenue de Tervueren 270
1150 Brussels, Belgium
Tel: +32 02 775 2940

Bermuda

International Life – US Segment
3/F, O'Hara House
3 Bermudiana Road
Tower 2 (North Tower)
Hamilton, Bermuda
HM 08
Tel: +441 296-8710

Cambodia

Manulife (Cambodia) PLC
14/F, TK Central
No. 12, Street 289
Sangkat Boeung Kak 1
Khan Toul Kork
Phnom Penh, Cambodia
Tel: 1-800-211-211

Canada

Canada Head Office
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

Affinity Markets
250 Bloor Street East
Toronto, ON M4W 1E5
Canada
Tel: +1 800-668-0195

Group Benefits
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

Individual Insurance
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

Manulife Bank of Canada
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

**Manulife Investment
Management**
200 Bloor Street East
Toronto, ON M4W 1E5
Canada
Public Markets Tel:
+1 416-852-2204

200 Bloor Street East
Toronto, ON M4W 1E5
Canada
Private Markets/Real Estate Tel:
+1 416-926-5500

Manulife Quebec
Maison Manuvie
900 de Maisonneuve Ouest
Montréal, QC H3A 0A8
Canada
Tel: +1 514-499-7999

**Manulife Wealth Inc. (formerly
Manulife Securities)**
1235 North Service Road West
Oakville, ON L6M 2W2
Canada
Tel: +1 905-469-2100

China

**Manulife-Sinochem Life
Insurance Co., Ltd.**
Lee Gardens
No. 668 Xinzha Road
Jing'an District,
Shanghai 200041
Tel: +86 021 6187-0285

**Manulife Fund Management
Co., Ltd.**
6/F, China Life Financial Centre
No. 23, Zhenzhi Road
Chaoyang District
Beijing 10026
China
Tel: +86 10 6657-7777

Germany

**Manulife Investment
Management (Ireland) Ltd.**
23/F, MesseTurm
Friedrich-Ebert-Anlage 49
D-60308 Frankfurt am Main,
Hessen
Germany
Tel: +49 69 5095-5676

Hong Kong

Asia Head Office
Manulife Tower
One Bay East
83 Hoi Bun Road
Kwun Tong, Kowloon
Hong Kong
Tel: +852-2956 5320

**Manulife Investment
Management (Asia), a
division of Manulife Investment
Management (Hong Kong) Ltd.**
Manulife Tower
One Bay East
83 Hoi Bun Road
Kwun Tong, Kowloon
Hong Kong
Tel: +852-2956 5320

Manulife (International) Ltd.
Manulife Tower
One Bay East
83 Hoi Bun Road
Kwun Tong, Kowloon
Hong Kong
Tel: +852-2956 5320

**Manulife Provident Funds
Trust Co., Ltd.**
22/F, Tower A
Manulife Financial Centre
223-231 Wai Yip Street
Kwun Tong, Kowloon
Hong Kong
Tel: +852 2310-5600

Indonesia

**PT Asuransi Jiwa Manulife
Indonesia**
Sampoerna Strategic Square
Jl. Jenderal Sudirman Kavling
45-46
South Tower
Jakarta 12930
Indonesia
Tel: +62 21 2555-7788

**PT Manulife Aset Manajemen
Indonesia**
Sampoerna Strategic Square
Jl. Jendenderal Sudirman Kavling
45-46
12A/F, South Tower
Jakarta 12930
Indonesia
Tel: +62 21 2555-7788

Ireland

**Manulife Investment Management
(Ireland) Ltd.**
The Exchange Building
George's Dock, IFSC, Dublin 1
D01 P2V6
Ireland
Tel: +353 1 584-1503

Japan

**Manulife Investment
Management (Japan) Ltd.**
15/F Marunouchi Trust Tower
North Building
1-6-1 Marunouchi, Chiyoda-ku
Tokyo, Japan 100-0005
Tel: +81 3 6267-1955

Manulife Life Insurance Co.
30/F, Tokyo Opera City Tower
3-20-2 Nishi Shinjuku
Shinjuku-ku
Tokyo 163-1430
Japan
Tel: +81 3 6331-7000

Macau

Manulife (International) Ltd.
Avenida De Almeida Ribeiro No. 61
Circle Square, 14 andar A
Macau
Tel: +853 8398-0388

Malaysia

**Manulife Investment
Management (M) Berhad**
Menara Manulife
No. 6 Jalan Gelenggang
Damansara Heights
50490 Kuala Lumpur
Malaysia
Tel: +60 3 2719-9228

Manulife Holdings Berhad
Menara Manulife
No. 6 Jalan Gelenggang
Damansara Heights
50490 Kuala Lumpur
Malaysia
Tel: +60 3 2719-9228

*Select Major Global Locations

Myanmar

Manulife Myanmar Life Insurance Company Limited
16/F, Kantharyar Office Tower
No.11, Corner of Kan Yeik Thar
Road & U Aung Myat Road
Mingalar Taung Nyunt Township
Yangon
Myanmar
Tel: +09 765 467 110

Philippines

The Manufacturers Life Insurance Co. (Phils.), Inc.
10/F, NEX Tower
6786 Ayala Avenue
Makati City,
Metro Manila
Philippines, 1229
Tel: +632 8884 7000

Singapore

Manulife Investment Management (Singapore) Pte. Ltd.
Manulife Tower
8 Cross Street
Singapore 048424
Tel: +65 6501-5411

Manulife (Singapore) Pte Ltd.
Manulife Tower
8 Cross Street
Singapore 048424
Tel: +65 6501-5411

Switzerland

Manulife IM (Switzerland) LLC
Europaallee 41
CH-8004 Zurich
Switzerland
Tel: +41 44 214 69 30

Taiwan

Manulife Investment Management (Taiwan) Co., Ltd.
3/F, Exchange Square 2
No. 97, Songren Road
Xinyi District
Taipei City 110
Taiwan, R.O.C.
Tel: +886 2 2757-5969

United Kingdom

Manulife Investment Management (Europe) Ltd.
3/F, Floor
One London Wall
London EC2Y 5EA
United Kingdom
Tel: +44 20 7256 3500

United States

John Hancock Head Office and John Hancock Investment Management
Back Bay
200 Berkeley Street/
197 Clarendon Street
Boston, MA 02116-5010
U.S.A.
Tel: +1 617-663-3000
Tel: +1 617-572-6000

Manulife Investment Management Timberland and Agriculture
197 Clarendon Street
Boston, MA 02116-5010
U.S.A.
Tel: +1 617-747-1600

International Group Program
197 Clarendon Street
Boston, MA 02116-5023
U.S.A.
Tel: +1 617-572-6000

John Hancock Insurance
200 Berkeley Street
Boston, MA 02116-5023
U.S.A.
Tel: +1 617-572-6000

Manulife Investment Management (US) LLC
197 Clarendon Street
Boston, MA 02116-5010
U.S.A.
Tel: +1 617-375-1500

Vietnam

Manulife Investment Fund Management (Vietnam) Co., Ltd.
Manulife Plaza
75 Hoang Van Thai Street
Tan Phu Ward, District 7
Ho Chi Minh City
Vietnam
Tel: +84 8 5416-6777

Manulife (Vietnam) Ltd.
Manulife Plaza
75 Hoang Van Thai Street
Tan Phu Ward, District 7
Ho Chi Minh City
Vietnam
Tel: +84 8 5416-6888

West Indies

**Manulife Re
Manulife P&C Limited**
The Goddard Building
Haggatt Hall
St. Michael, BB-11059
Barbados, West Indies
Tel: +246 228-4910

Glossary of Terms

Note: Refer to "Non-GAAP and Other Financial Measures" in Section 13 of the Management's Discussion and Analysis for additional terms.

Accumulated Other Comprehensive Income (AOCI): A separate component of shareholders' equity which includes net unrealized gains or losses on financial instruments classified as fair value through other comprehensive income ("FVOCI"), net unrealized gains or losses on derivative instruments designated within an effective cash flow hedge, net unrealized gains or losses from the cost of hedging, unrealized foreign currency translation gains or losses, and insurance and reinsurance finance income or expenses reflected in other comprehensive income. These items have been recognized in other comprehensive income and may be subsequently reclassified to net income. AOCI also includes remeasurement of pension and other post-employment plans and real estate revaluation reserve. These items are recognized in other comprehensive income and will never be reclassified to net income.

Book Value per Share: Ratio obtained by dividing common shareholders' equity by the number of common shares outstanding at the end of the period.

Cash Flow Hedges: A hedge of the exposure to variability in cash flows associated with a recognized asset or liability, a forecasted transaction or a foreign currency risk in an unrecognized firm commitment that is attributable to a particular risk and could affect reported net income.

Expected Credit Loss (ECL) allowance: The determination of impairment losses on invested assets which are debt financial instruments measured at FVOCI or amortized cost.

Fair Value: Amount of consideration that would be agreed upon, at the measurement date, in an orderly transaction between knowledgeable, willing parties who are under no compulsion to act.

Fair Value through Profit or Loss (FVTPL), Fair Value through Other Comprehensive Income (FVOCI) or Amortized Cost: Under IFRS 9, financial assets are classified as FVTPL, FVOCI, or as amortized cost. The classification depends on their contractual terms and the business model for managing the assets.

Fulfilment cash flows: An explicit, probability-weighted estimate (i.e., expected value) of the present value of the future cash outflows less the present value of the future cash inflows that will arise as insurance contracts are being fulfilled, including a risk adjustment for non-financial risk.

Guarantee Value: Typically within variable annuity and segregated fund products, the guarantee value refers to the level of the policyholder's protected account balance which is unaffected by market fluctuations.

Hedging: A risk-management strategy used for the purpose of offsetting or limiting potential losses from investments or financial exposures.

Dynamic Hedging: A hedging technique which seeks to limit an investment's market exposure by adjusting the hedge as the underlying security changes (hence, "dynamic").

Macro hedging: A risk-management technique used to offset the risk of an entire portfolio of assets. A macro hedge reflects a more broad-brush approach which is not frequently adjusted to reflect market changes.

In-Force: Refers to the policies that are currently active.

Insurance and Investment Contract Liabilities: An amount which represents the Company's obligation to pay future expected policyholder benefits and expenses net of policyholder premiums while also providing some conservatism in our assumptions, and for insurance contracts specifically, an amount for unearned future profits called the contractual service margin. Expected assumptions are reviewed and updated annually.

Long Term Care (LTC) Insurance: Insurance coverage available on an individual or group basis to provide reimbursement for medical and non-medical care services to the individuals unable to conduct certain activities of daily living or experiencing cognitive impairment.

Return on Common Shareholders' Equity: A profitability measure that presents the net income available to common shareholders as a percentage of the average capital deployed to earn that net income.

Risk Adjustment for non-financial risk: The compensation required for bearing the uncertainty about the amount and timing of the cash flows arising from non-financial risk in insurance contracts.

Onerous contracts: An insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the contract and premiums, acquisition expenses and commissions arising from the contract at the date of initial recognition, in total are a net outflow (a loss at initial recognition).

Universal Life Insurance: A form of permanent life insurance with flexible premiums. The customer may vary the premium payment and death benefit within certain restrictions. The contract is credited with a rate of interest based on the return of a portfolio of assets held by the Company, possibly with a minimum rate guarantee, which may be reset periodically at the discretion of the Company.

Variable Annuity: Funds are invested in segregated funds (also called separate accounts in the U.S.) and the return to the contract holder fluctuates according to the earnings of the underlying investments. In some instances, guarantees are provided.

Variable Universal Life Insurance: A form of permanent life insurance with flexible premiums in which the cash value and possibly the death benefit of the policy fluctuate according to the investment performance of segregated funds (or separate accounts).

Shareholder Information

MANULIFE FINANCIAL CORPORATION HEAD OFFICE

200 Bloor Street East
Toronto, ON M4W 1E5
Canada
Telephone: 416 926-3000
Website: www.manulife.com

ANNUAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 14, 2026 at 11:00 a.m. (Eastern time).

STOCK EXCHANGE LISTINGS

Manulife Financial Corporation's common shares are listed on:
Toronto Stock Exchange (MFC)
The New York Stock Exchange (MFC)
The Stock Exchange of Hong Kong (945)
Philippine Stock Exchange (MFC)

INVESTOR RELATIONS

Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations department at investrel@manulife.com.

NORMAL COURSE ISSUER BID

We are engaged in a normal course issuer bid (NCIB) which allows us to repurchase for cancellation up to 42 million common shares during the period from February 24, 2026 to February 23, 2027, when the bid expires, or such earlier date as we complete our purchases pursuant to our Notice of Intention to Make a NCIB filed with the Toronto Stock Exchange. For further details, refer to the Capital Management Framework section in the Management's Discussion and Analysis above.

A copy of our Notice of Intention to Make a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

Direct Deposit of Dividends

Shareholders resident in Canada, the United States and Hong Kong may have their Manulife common share dividends deposited directly into their bank account. To arrange for this service please contact our Transfer Agents.

Dividend Reinvestment Program

Canadian and U.S. resident common shareholders may purchase additional common shares without incurring brokerage or administrative fees by reinvesting their cash dividend through participation in Manulife's Dividend Reinvestment and Share Purchase Programs. For more information, please contact our Canadian or US Transfer Agents.

For other shareholder inquiries

please contact Manulife Shareholder Services at shareholder_services@manulife.com

More information

Information about Manulife Financial Corporation, including electronic versions of documents and share and dividend information is available online at www.manulife.com

TRANSFER AGENTS

Canada
TSX Trust Company
301 – 100 Adelaide Street West
Toronto, ON M5H 4H1
Canada
Toll Free: 1 800 783-9495
Collect: 416 682-3864
E-mail: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also located in Montreal, Vancouver and Calgary.

United States
Equiniti Trust Company, LLC
Attn: OnBase
P.O. Box 500
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
E-mail: manulifeinquiries@tmx.com

Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
E-mail: is-enquiries@hk.tricorglobal.com

Philippines
RCBC Stock Transfer
Ground Floor, West Wing,
GPL (Grepalife) Building,
221 Senator Gil J. Puyat Avenue,
Makati City, Metro Manila
Philippines
Telephone: 632 5318-8567
E-mail: rcbcstocktransfer@rcbc.com

AUDITORS

Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

MFC DIVIDENDS

Common Share Dividends Paid for 2025 and 2024

Year 2025	Record Date	Payment Date	Per Share Amount Canadian ($)
Fourth Quarter	February 25, 2026	March 19, 2026	0.485
Third Quarter	November 26, 2025	December 19, 2025	0.44
Second Quarter	August 20, 2025	September 19, 2025	0.44
First Quarter	May 21, 2025	June 19, 2025	0.44
Year 2024			
Fourth Quarter	March 05, 2025	March 19, 2025	0.44
Third Quarter	November 20, 2024	December 19, 2024	0.40
Second Quarter	August 21, 2024	September 19, 2024	0.40
First Quarter	May 22, 2024	June 19, 2024	0.40

Common and Preferred Share Dividend Dates in 2026*

* The following dividend dates are tentative. Dividends are not guaranteed and are subject to approval by the Board of Directors.

Record Date		Payment Date	
Common and Preferred Shares		Common Shares	Preferred Shares
February 25, 2026		March 19, 2026	March 19, 2026
May 29, 2026		June 19, 2026	June 19, 2026
August 21, 2026		September 21, 2026	September 19, 2026
November 20, 2026		December 21, 2026	December 19, 2026



Manulife

Decisions made *easier.*
Lives made *better.*

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